As filed with the Securities and Exchange Commission on December 30, 2010

Registration No. 333-170836

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

Xenith Bankshares, Inc.

(Exact name of registrant as specified in its charter)

Virginia	6022	80-0229922
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

One James Center

901 East Cary Street

Suite 1700

Richmond, Virginia 23219

Telephone: (804) 433-2200

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

T. Gaylon Layfield, III

President and Chief Executive Officer

One James Center

901 East Cary Street

Suite 1700

Richmond, Virginia 23219

Telephone: (804) 433-2200

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

J. Waverly Pulley, III W. Lake Taylor, Jr. Hunton & Williams LLP Riverfront Plaza, East Tower 951 East Byrd Street Richmond, Virginia 23219 Telephone: (804) 788-8200 Fax: (804) 788-8218	Edward F. Petrosky Sidley Austin LLP 787 Seventh Avenue New York, New York 10019 Telephone: (212) 839-5300 Fax: (212) 839-5599

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐                                     Accelerated filer ☐                                     Non-accelerated filer ☐                                     Smaller reporting company ☒

(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to be Registered	Proposed Maximum Aggregate Offering Price Per Unit	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
Common Stock, par value $1.00 per share			$42,000,000	$2,994.60	(2)

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Previously paid.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 30, 2010

PRELIMINARY PROSPECTUS

             Shares

Common Stock

We are offering              shares of our common stock, par value $1.00 per share. Our common stock is quoted on The NASDAQ Capital Market under the symbol “XBKS.” On                     ,         , the last reported sale price of our common stock on The NASDAQ Capital Market was $             per share.

Investing in our common stock involves significant risks. See “Risk Factors” beginning on page 12 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to Xenith Bankshares, Inc.	$	$

The underwriters may purchase up to an additional              shares of common stock within 30 days of the date of this prospectus to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state or other securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The shares of our common stock are not deposits or other obligations of any bank or savings association and are not insured or guaranteed by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental entity.

The underwriters expect to deliver the shares of common stock to purchasers on or about             ,             .

Sandler O’Neill + Partners, L.P.	Stifel Nicolaus Weisel

The date of this prospectus is                     ,             .

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus and any free writing prospectuses that we authorize for use in connection with this offering. We have not, and the underwriters have not, authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell the securities in any jurisdiction where the offer or sale is not permitted or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. You should not assume that the information in this prospectus or any free writing prospectus that we authorize for use in connection with this offering is accurate or complete as of any date other than the dates of the applicable documents. Our business, financial condition, liquidity, results of operations and prospects may have changed since those dates.

It is important for you to read and consider all of the information contained in this prospectus before making your investment decision to purchase shares of our common stock in this offering.

We use industry forecasts and projections and market data throughout this prospectus, including data from publicly available information and industry publications. These forecasts and projections, which may not be achieved, are based upon surveys and market research and the preparers’ experience in the industry. We believe that the surveys and market research others have performed are reliable, but we have not independently investigated or verified this information, and therefore such information may not be accurate or complete.

i

No action is being taken in any jurisdiction outside the United States to permit a public offering of shares of our common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about, and to observe, any and all restrictions applicable to this offering and the distribution of this prospectus applicable to those jurisdictions.

Unless the context requires otherwise or unless otherwise noted:

•	all references to “Xenith Bankshares,” “our company,” “we,” “our” or “us” are to Xenith Bankshares, Inc. and its wholly-owned subsidiary, Xenith Bank, collectively;

•	all references to the “Bank” are to Xenith Bank, a wholly-owned subsidiary of Xenith Bankshares;

•	all references to “the merger” are to the merger of Xenith Corporation with and into First Bankshares, which was effective on December 22, 2009;

•

all references to “First Bankshares” are to First Bankshares, Inc., the surviving corporation in the merger with Xenith Corporation, which amended its articles of incorporation in connection with the merger to change its name to Xenith Bankshares, Inc.;

•	all references to “Xenith Corporation” are to Xenith Corporation, which was merged with and into First Bankshares in the merger;

•

all references to “SuffolkFirst Bank” are to SuffolkFirst Bank, a wholly-owned subsidiary of First Bankshares, which amended its articles of incorporation in connection with the merger to change its name to Xenith Bank; and

•	all references to “BankCap Partners” are to BankCap Partners Fund I, L.P., BCP Fund I Virginia Holdings, LLC, BankCap Partners GP, L.P. and BankCap Equity Fund, LLC, collectively.

ii

PROSPECTUS SUMMARY

The following summary highlights selected information contained in this prospectus. Because it is a summary, it does not contain all the information you should consider before investing in our common stock. Before making any investment decision, you should read the entire prospectus carefully, including the “Risk Factors” section of this prospectus beginning on page 12, and the consolidated historical financial statements and related notes beginning on page F-1.

Our Company

General

Xenith Bankshares, Inc. is a Virginia corporation that is the bank holding company for Xenith Bank, which is a Virginia banking corporation organized and chartered pursuant to the laws of the Commonwealth of Virginia and a member of the Federal Reserve. The Bank is a full-service, locally-managed commercial bank specifically targeting the banking needs of middle market and small businesses, local real estate developers and investors, private banking clients and select retail banking clients, which we refer to as our target customers. We are focused geographically on the Washington, DC-MD-VA-WV, Richmond-Petersburg, VA, and the Norfolk-Virginia Beach-Newport News, VA-NC metropolitan statistical areas, which we refer to as our target markets. The Bank conducts its principal banking activities through its five branches, with one branch located in Tysons Corner, Virginia, one branch located in Richmond, Virginia and three branches located in Suffolk, Virginia. We acquired the three branches located in Suffolk in the merger of Xenith Corporation with and into First Bankshares, the parent company of its wholly-owned subsidiary SuffolkFirst Bank. Prior to the merger, SuffolkFirst Bank opened the first branch in Suffolk in 2003 under the name of SuffolkFirst Bank, and the Bank currently operates its three Suffolk branches under that trade name.

Our services and products consist primarily of taking deposits from, and making loans to, our target customers within our target markets. We provide a broad selection of commercial and retail banking products, including commercial and industrial loans, commercial and residential real estate loans, and select consumer loans. We also offer a wide range of checking, savings and treasury products, including remote deposit capture, automated clearing house, or ACH, transactions, debit cards, 24-hour ATM access, and Internet banking and bill pay service. We do not engage in any activities other than banking activities.

As of September 30, 2010, we had total assets of $243.8 million, total loans of $135.4 million, net of our allowance for loan and lease losses, total deposits of $165.9 million and shareholders’ equity of $50.8 million. We have not recorded a profit since the quarterly period ended March 31, 2009, which was prior to the merger. For the nine months ended September 30, 2010 and the period from January 1, 2009 through December 22, 2009, we incurred net losses of $5.0 million and $4.3 million, respectively, and we expect losses to continue for at least several more quarters. As of September 30, 2010, we had an accumulated deficit of $14.5 million.

Our Opportunity

The consolidation of banks and other financial institutions in Virginia in the 1990’s and the early 2000’s resulted in several large national and super-regional banks entering or expanding into our target markets through the acquisition of local banks. We believe this consolidation has left a void in our target markets for banks focused on middle market and small business customers. Further, because a number of banks in Virginia currently have asset quality and balance sheet challenges, we believe it is possible that the consolidation trend could resume in full force, which we believe would further accelerate the opportunity for us to become a significant bank in our target markets.

We believe that we, and the financial services industry as a whole, are operating during a unique time. One of the effects of the recent upheaval in the banking industry and subsequent slow economic recovery has been to create significant asset quality problems for many banks in our target markets. These problems have placed substantial strain on the capital positions of banks, large and small, and have required a substantial amount of managements’ time and attention. These capital adequacy problems have in turn put pressure on many banks to reduce or prune their balance sheets, often resulting in their withdrawal from healthy banking relationships. In addition, these pressures have constrained the availability of credit in our target markets. We believe that these factors could induce certain of our target customers to seek or be responsive to establishing new banking relationships with us.

Our Competitive Strengths

We believe that we benefit from the following competitive strengths:

We have a talented management team. We believe that we have an experienced and talented management team as well as skilled relationship managers. Our management team and bankers have spent the majority of their careers in commercial and real estate banking in large banking institutions in our target markets.

We believe our board of directors is strong. Our board of directors is composed of individuals with deep banking experience, as well as individuals with strong credit, asset and liability management, finance and accounting and corporate governance skills.

We know how to implement a consistent relationship focus. While larger financial institutions generally offer comprehensive products and services, we believe they often lack a consistent relationship focus desired by our target customers. Conversely, community banks may offer a more consistent relationship focus, but often do not have the financial resources or commercial banking expertise to meet middle market business needs. Our bankers work closely with customers and prospective customers to understand their management and business strategies to determine how we can assist them with their financing needs in a safe and sound manner. Additionally, we believe that our enhanced capitalization resulting from this offering will bolster our competitive position across our target markets allowing us to meet the needs of creditworthy target customers.

We offer a broad range of sophisticated and competitively priced banking services and products. We offer a broad range of sophisticated and competitively priced banking services and products, including both a broad selection of commercial and retail banking services (including commercial and industrial loans, commercial and residential real estate loans, and select consumer loans) and a wide range of deposit products (including checking, money market, savings and time deposits) as well as a variety of treasury products. We believe that a banking relationship that includes multiple services and products is fundamental to profitable and long lasting customer relationships.

We offer a platform for experienced bankers to practice their trade. We offer highly skilled bankers a work environment that is fast paced, entrepreneurial and responsive to customer needs. Our bankers recognize that our local market focus and decision making provide us with a competitive advantage over banks that do not have these attributes. Talented bankers understand that our focus on building long-term customer relationships is central to our ability to build long-term shareholder value. We believe our platform and focus is attractive and motivating and, in the long run, will help us recruit and retain talented bankers.

We adhere to a disciplined, return on equity pricing framework that we believe will generate attractive long-term returns. We believe that disciplined pricing of credit, deposit and treasury services in order to earn attractive risk-adjusted returns is critical to our ability to attract capital to fund our growth. Our management and board of directors have extensive experience in assessing the capital required for credit risks. For example, we allocate capital at the loan level based on loan type and risk rating. A commercial real estate loan typically requires more capital than a commercial and industrial loan. Also, a loan risk rated 3 requires less capital than a loan risk rated 5. Consequently, we analyze each customer relationship from the standpoint of its return on equity relative to our expected rate of return.

We are process driven and know how to scale our business. Our management team and board of directors came together to create a financial institution sharply focused on implementing our business model in our target markets where we have been involved for many years. Our management team and board of directors have experience managing and operating larger and more complex financial institutions. We believe we have integrated the First Bankshares acquisition efficiently and effectively, including a system conversion to a stronger core platform to support our growth. We are focused on execution across the organization and have instituted new policies and procedures that focus on the safety and soundness of our organization and allow us to scale functions as we grow organically or through acquisitions.

Our Business Strategy

Our overall business strategy is to become Virginia’s business bank of choice for our target customers in our target markets. We intend to capitalize on our competitive strengths to distinguish us from other banking alternatives in these markets. Through this business strategy, we intend to achieve profitability and build shareholder value. Our specific business strategies are as follows:

Focus on Middle-Market and Small Businesses. Bank consolidation in Virginia has resulted in several large national and super-regional banks entering or expanding into our target markets through the acquisition of local banks. We believe this consolidation has left a void for banks focused on middle market and small businesses. We intend to focus on this specific group of customers. We believe that these targeted businesses often have more complex and larger credit requirements than community banks are able to address, and that these businesses seek a relationship-oriented banking experience that is increasingly difficult to find in large banks. We believe that our enhanced capitalization resulting from this offering will enable our bankers to meet a broad range of these customers’ needs. Also, we believe that the personal attention from our local staff, in combination with our use of technology, will allow us to offer to our customers tailored solutions that fit their evolving needs.

Retain and Recruit Highly Competent Personnel. To supplement our experienced management team, we have recruited, and expect to continue to recruit, talented bankers with deep credit and relationship management skills and knowledge of our target markets. With full recognition that we operate in a highly regulated industry, we seek to foster an entrepreneurial and non-bureaucratic culture that promotes a high energy environment for all employees. Additionally, we believe we provide competitive short and long-term compensation opportunities, including stock options, for our key employees. These compensation plans are aligned with shareholder expectations and are subject to senior management and board oversight.

Maintain Local Decision-Making and Accountability. We believe that we have a competitive advantage over large national and super-regional banks to win business by providing superior credit services with experienced, knowledgeable management, local decision making capabilities and prompt decisions. Our operating model allows for clear lines of internal communication and local decision making such that we are able to give our customers and prospects insightful solutions to their banking needs and prompt responses to their requests for advice and assistance.

Focus on Asset Quality and Strong Underwriting. We consider asset quality to be of primary importance and have taken measures to ensure that, despite growth in our loan portfolio, we consistently maintain strong asset quality. As of September 30, 2010, we had $4.6 million in non-performing assets, which was 1.9% of total assets. We also seek to maintain a prudent allowance for loan and lease losses. As of September 30, 2010, the ratio of our allowance for loan and lease losses as a percentage of total loans was 0.9%. This allowance does not include the credit discount related to the loan portfolio acquired as part of the merger. As of September 30, 2010, our allowance for loan and lease losses plus the credit discount related to the acquired portfolio as a percentage of total loans was 5.1%. As of September 30, 2010, all of our non-performing assets were assets that are a part of the acquired portfolio.

Become a “Value Added” Banking Partner to Our Customers. We expect that pricing of banking services and products will continue to be competitive, but we intend to position ourselves to be viewed as the best “value added” banking partner to our target customers rather than having the lowest loan and highest deposit interest rates. Our banking team, which averages over 25 years of experience in financing operating businesses and real estate projects, understands that access to talented bankers and capital can be even more critical than its absolute price. We believe that we have quickly established a reputation for providing excellent service and relationship management and we intend to build upon that reputation to expand successfully throughout our target markets. Moreover, we believe we will have the capital required to compete successfully and address credit needs of our target customers.

Provide a Broad Offering of Sophisticated Banking Services and Products. We intend to continue to develop and offer what we believe is a sophisticated and competitive array of banking services and products to address the evolving needs of our target customers. For example, we believe that middle market businesses require robust treasury management and deposit services such as online banking, ACH and wires services, as well as debit block, positive pay, reverse positive pay and fraud protection. We will focus on providing high quality service administered by local personnel who have established relationships with our customers. We believe we have in place the technology infrastructure and core operating platform to support our services and products for the foreseeable future.

Selectively Pursue Acquisitions. In addition to our primary strategy to grow organically, we may seek to acquire other financial institutions or branches or assets of those institutions in our target markets. The Virginia banking landscape is highly fragmented with a large number of small institutions. As of September 30, 2010, of the 106 banks headquartered in Virginia, 88 had fewer than $1 billion in assets and 69 had assets less than $500 million. We may also expand into new lines of business related to our core banking business. We believe that with our enhanced capital position following the completion of this offering we will be well-positioned to take advantage of acquisition opportunities as they may arise that we believe will create value for our shareholders consistent with our strategies. For example, we believe that we qualify to participate in Federal Deposit Insurance Corporation, or FDIC, assisted transactions to purchase assets and assume deposits of failed banks in our target markets. However, acquisitions are ancillary to our organic growth strategy and our success is not dependent on making acquisitions.

Our Relationship with BankCap Partners

Our principal shareholder is BankCap Partners Fund I, L.P., or BankCap Partners Fund, which is a private equity fund that focuses on early stage banks across the United States. BankCap Partners Fund, through its wholly-owned subsidiary, BCP Fund I Virginia Holdings, LLC, or BCP Fund LLC, purchased $35.0 million of Xenith Corporation common stock, constituting 73.6% of the shares sold in Xenith Corporation’s private offering of shares of its common stock on June 26, 2009. Following the completion of the merger in which each outstanding share of Xenith Corporation common stock was converted into 0.8700 share of Xenith Bankshares common stock, as of November 1, 2010, BankCap Partners was the beneficial owner of 3,436,500 shares of our common stock (including warrants to purchase 391,500 shares of our common stock at an exercise price of $11.49 per share, all of which warrants are currently exercisable), or 55.1% of the outstanding shares of our common stock. Upon completion of this offering (assuming the underwriters do not exercise their over-allotment option), the 3,436,500 shares of our common stock beneficially owned by BankCap Partners will represent, in the aggregate,         % of the outstanding shares of our common stock.

As a result of its beneficial ownership of shares of our common stock, BankCap Partners is deemed a bank holding company for the Bank. BankCap Partners is also deemed a bank holding company for Atlantic Capital Bank, an Atlanta, Georgia-based bank. See “Our Business—Supervision and Regulation—Bank Holding Company Regulation.”

Under the terms of the amended and restated investor rights agreement, dated as of December 23, 2010, referred to as the investor rights agreement, BankCap Partners has certain rights with respect to its designees for election to our board of directors. For example, BankCap Partners and all of the former directors and executive officers of Xenith Corporation who became directors and executive officers of Xenith Bankshares and who purchased shares of Xenith Corporation in its June 2009 private offering have agreed to vote their shares of Xenith Bankshares common stock in favor of (1) one designee of BankCap Partners for election to our board of directors for so long as BankCap Partners is a registered bank holding company under the Bank Holding Company Act of 1956, as amended, referred to as the Bank Holding Company Act, with respect to Xenith Bankshares and (2) one additional designee of BankCap Partners for election to our board of directors for so long as BankCap Partners and its affiliates own 25% or more of the outstanding shares of our voting capital stock. Brian D. Jones and Scott A. Reed, each a principal of BankCap Partners and a member of our board of directors, are the current designees of BankCap Partners.

In addition, under the investor rights agreement, at any time after June 26, 2011, BankCap Partners will have the right, subject to certain exceptions and conditions, to demand that we register the resale under the Securities Act of 1933, as amended, referred to as the Securities Act, of all of the shares of our common stock that it currently owns and any additional shares of our common stock that it acquires. At any time after June 26, 2011, BankCap Partners will also have the right, subject to certain exceptions and conditions, to participate in any underwritten public offerings of common stock that we undertake. For more information on our relationship with BankCap Partners, see “Certain Relationships and Related Transactions—Our Relationship with BankCap Partners.”

Risk Factors

Investing in our securities involves risks. You should carefully consider the information under “Risk Factors” beginning on page 12 before making a decision to invest in our common stock.

Our principal executive offices are located at One James Center, 901 East Cary Street, Suite 1700, Richmond, Virginia 23219. Our telephone number is (804) 433-2200. Our website is http://www.xenithbank.com. Information contained on, or that can be accessed through, our website is not part of this prospectus.

THE OFFERING

Issuer	Xenith Bankshares, Inc.

Common stock offered by us	shares (or shares if the underwriters exercise their over-allotment option in full).

Common stock outstanding after this offering(1)	shares (or shares if the underwriters exercise their over-allotment option in full).

Use of proceeds	We estimate that the net proceeds of this offering (after deducting the underwriting discounts and commissions and estimated offering expenses payable by us) will be approximately $ (or $ if the underwriters exercise their over-allotment option in full). We intend to contribute all of the net proceeds to our subsidiary, Xenith Bank, and intend for Xenith Bank to use the contributed proceeds primarily to fund organic growth of loans to customers in our target markets, for continued investment in our infrastructure and personnel and for other general business purposes, which may include acquisitions.

Dividends on common stock	We have not paid any cash dividends on our common stock since our inception. We currently do not anticipate paying cash dividends on share of our common stock for the foreseeable future. We intend to retain future earnings and cash available for the payment of dividends, if any, to support our business strategies. See “Market for Common Equity and Dividend Policy—Dividend Policy.”

Risk factors	An investment in shares of our common stock involves a high degree of risk. You should carefully read and consider the risks discussed under the caption “Risk Factors” beginning on page 12 and all other information in this prospectus before making a decision to invest in shares of our common stock in this offering.

Transfer agent and registrar	Registrar and Transfer Company

NASDAQ Capital Market symbol	“XBKS”

(1)	The number of shares of our common stock to be outstanding after this offering is based on 5,846,928 shares outstanding as of November 1, 2010. Unless otherwise indicated, the number of outstanding shares of common stock presented in this prospectus excludes: shares of our common stock issuable pursuant to the exercise of the underwriters’ over-allotment option; 563,760 shares of our common stock issuable upon exercise of outstanding warrants to purchase shares of our common stock; 94,493 shares of our common stock issuable upon the exercise of outstanding options under our 2003 Stock Option Plan and 271,035 shares of our common stock issuable upon the exercise of outstanding options under our Amended and Restated 2009 Stock Incentive Plan, which we collectively refer to as our stock incentive plans; and 37,507 shares of our common stock that are available for future issuance under our 2003 Stock Option Plan and 772,356 shares of our common stock that are available for future issuance under our Amended and Restated 2009 Stock Incentive Plan. We do not currently intend to grant any additional awards under our 2003 Stock Option Plan.

Selected Consolidated Financial and Operating Data

Effective December 22, 2009, the merger of Xenith Corporation with and into First Bankshares was completed, with First Bankshares being the surviving entity in the merger. At the effective time of the merger, First Bankshares amended its articles of incorporation to change its name to Xenith Bankshares, Inc. Although the merger was structured as a merger of Xenith Corporation with and into First Bankshares, with First Bankshares being the surviving entity for legal purposes, Xenith Corporation was treated as the acquirer for accounting purposes. Accordingly, the assets and liabilities of First Bankshares were recorded at their fair value on December 22, 2009.

From its inception on February 19, 2008 until the completion of the merger on December 22, 2009, Xenith Corporation (formerly Xenith Bank [In Organization]) had no banking charter, did not engage in any banking business and had no substantial operations. Accordingly, because Xenith Corporation’s operating activities prior to the merger were insignificant relative to those of First Bankshares, we view First Bankshares as our predecessor. Our determination that First Bankshares should be viewed as our predecessor is based upon an evaluation of facts and circumstances, including the historical life of First Bankshares, the historical level of operations of First Bankshares, the purchase price paid for First Bankshares and the fact that the consolidated company’s operations, revenues and expenses after the merger are most similar in all respects to those of First Bankshares’ historical periods.

Accordingly, in addition to selected consolidated historical financial data of Xenith Bankshares as of and for the year ended December 31, 2009 and nine months ended September 30, 2010, we have presented:

•	selected consolidated historical balance sheet data of First Bankshares as of December 31, 2008, 2007, 2006 and 2005;

•

selected consolidated historical statements of operations and comprehensive income (loss) and cash flow data of First Bankshares for the period January 1, 2009 through December 22, 2009 and the years ended December 31, 2008, 2007, 2006 and 2005;

•	selected consolidated historical balance sheet data of First Bankshares as of September 30, 2009; and

•	selected consolidated historical statements of operations and comprehensive income (loss) and cash flow data of First Bankshares for the nine months ended September 30, 2009.

However, due to the adjustments to the basis of assets and liabilities as a result of the acquisition method of accounting, the financial statements of Xenith Bankshares (the successor) and First Bankshares (the predecessor) are not directly comparable and may not be indicative of our future financial position, results of operations or cash flows.

The selected consolidated historical balance sheet data of Xenith Bankshares as of December 31, 2009 and the selected consolidated historical statements of operations and comprehensive income (loss) and cash flow data of Xenith Bankshares for the year ended December 31, 2009 have been derived from our audited consolidated historical financial statements included elsewhere in this prospectus.

The selected consolidated historical balance sheet data of First Bankshares as of December 31, 2008 and the selected consolidated historical statements of operations and comprehensive income (loss) and cash flow data of First Bankshares for the period January 1, 2009 through December 22, 2009 and the year ended December 31, 2008 have been derived from the audited consolidated historical financial statements of First Bankshares included elsewhere in this prospectus. The selected consolidated balance sheet data of First Bankshares as of December 31, 2007, 2006 and 2005 and the selected consolidated historical statements of operation and comprehensive income (loss) and cash flow data of First Bankshares for the years ended December 31, 2007, 2006 and 2005 have been derived from the audited consolidated historical financial statements of First Bankshares not included in this prospectus.

The selected historical consolidated balance sheet data of Xenith Bankshares as of September 30, 2010 and the selected summary consolidated historical statements of operations and comprehensive income (loss) and cash flow data of Xenith Bankshares for the nine months ended September 30, 2010 have been derived from our unaudited consolidated historical financial statements included elsewhere in this prospectus. The selected historical consolidated balance sheet data of First Bankshares as of September 30, 2009 and the selected consolidated historical statements of operations and comprehensive income (loss) and cash flow data of First Bankshares for the nine months ended September 30, 2009 have been derived from the unaudited consolidated historical financial statements of First Bankshares included elsewhere in this prospectus. In the opinion of management, the selected historical consolidated balance sheet data as of September 30, 2010 and the selected historical consolidated statements of operations and comprehensive income (loss) and cash flow data for the nine months ended September 30, 2010 and 2009 include all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of the results for those periods.

Results for the nine months ended September 30, 2010 are not necessarily indicative of our actual results for the year ending December 31, 2010. Furthermore, the selected consolidated historical financial and operating data should not be relied upon as an indicator of future financial position, results of operations or cash flows.

You should read the following summary selected consolidated historical financial and operating data together with the discussion under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated historical financial statements and related notes thereto included elsewhere in this prospectus.

	(Successor)	(Predecessor)	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)
	Xenith Bankshares, Inc.	First Bankshares, Inc.	Xenith Bankshares, Inc.	First Bankshares, Inc.	First Bankshares, Inc.	First Bankshares, Inc.	First Bankshares, Inc.	First Bankshares, Inc.
	Nine Months Ended September 30,		Year Ended December 31,	Period Ended December 22,	Year Ended December 31,
(dollars in thousands, except per share amounts)	2010	2009	2009(1)	2009(1)	2008	2007	2006	2005
	(unaudited)

Summary Balance Sheet Data:
Assets	$243,811	$166,999	$201,591	—	$184,158	$179,386	$126,387	$106,009
Loans (net)	135,428	109,571	102,050	—	115,560	103,786	74,454	61,891
Allowance for loan and lease losses	1,230	3,002	—	—	1,687	942	827	612
Deposits	165,912	119,146	114,148	—	130,285	113,748	94,527	86,896
Debt	25,000	30,530	31,260	—	36,011	47,552	15,007	3,668
Shareholders’ equity	50,803	15,821	54,072	—	16,710	16,707	15,814	14,769
Common equity	50,803	15,821	54,072	—	16,710	16,707	15,814	14,769

Summary Results of Operations Data:
Interest income	$7,542	$6,764	$213	$8,640	$9,804	$8,445	$6,724	$4,816
Interest expense	1,605	3,410	82	4,195	5,558	4,530	3,072	2,109
Net interest income	5,937	3,354	131	4,445	4,246	3,915	3,652	2,707
Provision for loan losses	1,250	1,570	—	5,501	829	111	219	280
Net interest income after provision for loan losses	4,687	1,784	131	(1,056)	3,417	3,805	3,432	2,427
Non-interest income (loss)	361	532	15	552	839	566	447	367
Non-interest expense	10,040	4,416	6,546	6,022	3,893	3,451	3,012	2,628
Income (loss) before taxes	(4,993)	(2,100)	(6,400)	(6,526)	362	920	867	166
Income tax expense (benefit)	—	(714)	(131)	(2,219)	117	313	7	—
Net income (loss)	(4,993)	(1,387)	(6,269)	(4,307)	245	607	873	166
Net income (loss) available to common shareholders	(4,993)	(1,387)	(6,269)	(4,307)	245	607	873	166

Per Share Data:(2)
Net income (loss), basic	$(0.85)	$(0.61)	$(2.76)	$(1.90)	$0.11	$0.27	$0.38	$0.07
Net income (loss), diluted	$(0.85)	$(0.61)	$(2.76)	$(1.90)	$0.11	$0.27	$0.38	$0.09
Book value	$8.69	$6.95	$9.25	—	$7.34	$7.34	$6.96	$7.16
Tangible book value(3)	$6.27	$6.95	$7.24	—	$7.34	$7.34	$6.96	$7.16
Common shares outstanding	5,846,928	2,276,298	2,364,341	2,276,298	2,276,298	2,276,298	2,270,798	2,063,948
Weighted average number of shares outstanding
Basic	5,846,928	2,276,298	2,364,341	2,276,298	2,276,298	2,273,013	2,270,798	2,063,948
Diluted	5,846,928	2,276,298	2,364,341	2,276,298	2,276,298	2,273,013	2,270,798	2,063,948

Performance Ratios:(4)
Return (loss) on average assets	(2.28)%	(0.79)%	(5.48)%	—	0.13%	0.40%	0.75%	0.18%
Return (loss) on average equity	(9.48)%	(8.52)%	(29.88)%	—	1.47%	3.73%	5.71%	1.12%
Net interest margin(5)	4.14%	2.71%	2.82%	—	2.84%	3.27%	3.52%	3.02%
Efficiency ratio(6)	159.44%	1.14%	244.4%	—	76.57%	77.01%	73.50%	85.49%
Loan to deposit ratio	81.63%	91.96%	89.40%	—	88.70%	91.24%	78.76%	71.22%

	(Successor)	(Predecessor)	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)
	Xenith Bankshares, Inc.	First Bankshares, Inc.	Xenith Bankshares, Inc.	First Bankshares, Inc.	First Bankshares, Inc.	First Bankshares, Inc.	First Bankshares, Inc.	First Bankshares, Inc.
	Nine Months Ended September 30,		Year Ended December 31,	Period Ended December 22,	Year Ended December 31,
(dollars in thousands, except per share amounts)	2010	2009	2009(1)	2009(1)	2008	2007	2006	2005
	(unaudited)
Asset Quality Ratios:
Non-performing loans to total loans	3.13%	5.77%	4.05%	—	0.58%	N/A	N/A	N/A
Non-performing assets to total assets	1.89%	4.27%	2.28%	—	0.37%	N/A	N/A	N/A
Net charge-offs to average total loans	0.02%	0.22%	—	—	0.08%	0.01%	0.01%	0.00%
Allowance for loan and lease losses to non-performing loans	28.74%	46.26%	—	—	249.39%	N/A	N/A	N/A
Allowance for loan and lease losses to total loans	0.90%	2.67%	—	—	1.44%	0.91%	1.10%	0.80%

Capital Ratios:(7)
Average equity to average assets	23.55%	9.26%	18.35%	—	9.19%	10.64%	13.16%	15.80%
Common equity to assets ratio	20.84%	9.47%	26.82%	—	9.26%	9.31%	12.51%	13.93%
Tier 1 leverage ratio	15.77%	9.10%	26.75%	—	9.33%	10.98%	14.20%	14.92%
Tier 1 risk-based capital ratio	23.62%	13.45%	36.68%	—	13.65%	14.15%	19.97%	25.18%
Total risk-based capital ratio	24.45%	14.72%	36.68%	—	15.02%	14.96%	21.01%	26.21%

Growth Rates:
Percentage change in assets	20.94%	(9.32)%	9.46%	—	2.66%	41.93%	19.22%	31.03%
Percentage change in net loans	32.71%	(5.18)%	(11.69)%	—	11.34%	39.40%	20.30%	50.26%
Percentage change in deposits	45.35%	(8.55)%	(12.39)%	—	14.54%	20.33%	8.78%	32.69%
Percentage change in shareholders’ equity	(6.05)%	(5.32)%	223.59%	—	0.02%	5.64%	7.07%	(0.06)%

Other Data:
Number of banking offices	5	3	3	3	3	3	2	2
Number of employees	80	43	66	43	43	45	32	33

(1)	Summary balance sheet data and related financial ratios for the period ended December 22, 2009 are not included for First Bankshares (the predecessor) as a balance sheet for First Bankshares (the predecessor) is not required to be presented under SEC rules. The assets, liabilities and shareholders’ equity of First Bankshares (the predecessor) are included in the consolidated balance sheet of Xenith Bankshares (the successor) at December 31, 2009. Financial ratios based on summary balance sheet data reflect the combined company at December 31, 2009.

Summary results of operations data for Xenith Bankshares (the successor) for the year ended December 31, 2009 include the operations of the combined company for the period December 23, 2009 through December 31, 2009.

(2)	Adjusted for 11-for-10 stock split effective January 31, 2007.
(3)	Tangible book value per share is a supplemental financial measure that is not required by, or presented in accordance with, U.S. generally accepted accounting principles, or GAAP. We calculate tangible book value per share by dividing tangible book value by the total number of shares of our common stock outstanding. We calculate tangible book value by subtracting goodwill and other intangible assets from shareholders’ equity. Management believes that tangible book value per share is meaningful because it is one of the measures we and investors use to assess capital adequacy. Tangible book value per share should not be considered as an alternative to book value per share determined in accordance with GAAP. Set forth below is a reconciliation of tangible book value, a non-GAAP financial measure, to book value, the most directly comparable financial measure calculated and reported in accordance with GAAP. Book value is the same as shareholders’ equity presented on our consolidated balance sheet. Our calculation of tangible book value per share may not be comparable to the calculation of similarly titled measures reported by other companies.

	(Successor)	(Predecessor)	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)
	Xenith Bankshares, Inc.	First Bankshares, Inc.	Xenith Bankshares, Inc.	First Bankshares, Inc.	First Bankshares, Inc.	First Bankshares, Inc.	First Bankshares, Inc.	First Bankshares, Inc.
	Nine Months Ended September 30,		Year Ended December 31,	Period Ended December 22,	Year Ended December 31,
(dollars in thousands)	2010	2009	2009	2009	2008	2007	2006	2005
	(unaudited)
Book value	$50,803	$15,821	$54,072	—	$16,710	$16,707	$15,814	$14,769
Subtract:
Goodwill and other intangible assets	14,139	—	10,670	—	—	—	—	—

Tangible book value	$36,664	$15,821	$43,402	—	$16,710	$16,707	$15,814	$14,769

(4)	Ratios for Xenith Bankshares (the successor) for period ended December 31, 2009 include activity for First Bankshares (the predecessor) for this period.
(5)	Net interest margin is net interest income divided by average earning assets.
(6)	The efficiency ratio is calculated by dividing total non-interest expense by the sum of net interest income and non-interest income.
(7)	Additional information regarding capital ratios is included in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Capital Adequacy.”

N/A denotes information that is not available.

RISK FACTORS

In addition to the other information included in this prospectus and any free writing prospectus we authorize for use in connection with this offering, the following factors should be carefully considered before making a decision to invest in our common stock. Any of the following risks, either alone or taken together, could materially and adversely affect our business, financial condition, liquidity, results of operations, regulatory capital levels and prospects. If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, we could be materially and adversely affected. There may be additional risks that we do not presently know or that we currently believe are immaterial that could also materially and adversely affect our business, financial condition, liquidity, results of operations, regulatory capital levels and prospects. In any such case, the market price of our common stock could decline substantially and you could lose all or a part of your investment.

Risks Related to Our Business

An economic downturn or recession, especially one affecting our target markets, could materially and adversely affect us.

The recent recession contributed to a rise in unemployment and underemployment, a decline in the value of real estate and other assets and a lack of confidence in the financial markets and the economy both among financial institutions and their customers. Dramatic declines in the housing market over the past several years, with falling home prices and increasing foreclosures, negatively impacted the credit performance of real estate related loans and resulted in poor operating results and significant write-downs of asset values by many financial institutions. Asset write-downs, which initially were focused on asset-backed securities and later spread to other securities and loans, such as commercial and residential real estate loans, caused many financial institutions to seek additional capital, to reduce or eliminate dividends, to merge with larger and stronger institutions and, in some cases, to fail. Reflecting concern about the stability of the financial markets generally and the strength of counterparties, many lenders and institutional investors reduced or ceased providing funding to borrowers, including to other financial institutions, or made such funding more costly. This market disruption and tightening of credit led to a lack of liquidity, an increased level of commercial and consumer delinquencies, increased market volatility, widespread reduction of business activity generally and increased competition for deposits and quality loans among financial institutions. Although the economy has started to rebound from the recent recession, economic growth has been sluggish. The economic pressure on consumers and commercial borrowers and lack of confidence in the economy and financial markets resulting from the recent recession have adversely affected, and continue to affect, the willingness of companies to borrow to fund their future growth, which negatively impacts our business. Market developments may affect consumer confidence levels and may cause adverse changes in payment patterns, causing increases in delinquencies and default rates for financial institutions, which may impact charge-offs and provisions for credit and fraud losses. A continuation or worsening of these conditions would likely exacerbate the adverse effects of these difficult market conditions on the banking industry and our business.

Unlike many of our larger competitors, the majority of our middle-market businesses and individuals are located or doing business in our target markets. As a result, we may be more impacted by a local economic downturn or recession than those of larger, more geographically diverse competitors. Furthermore, based on the size and resources of our middle-market and small business customers, they may be less able to withstand sustained difficult economic conditions than larger companies with which they compete. Factors that adversely affect the economy in our target markets could reduce our deposit base and demand for our services and products and increase our credit losses. Consequently, we may be adversely affected, potentially materially, by adverse changes in economic conditions in and around Virginia.

Although we have monitored the impact of the recent recession on the values of real estate in our target markets and have set discounts and reserves against our loan portfolio, our discounts and reserves may be insufficient. Furthermore, the economy could slip back into recession and the recent decline in real estate values could continue, either of which could lead to increased portfolio losses in the future that would materially and adversely affect us.

The soundness of other financial institutions with which we do business could adversely affect us.

Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. We have exposure to many different industries and counterparties, including counterparties in the financial industry, such as commercial banks. As a result, defaults by, or even rumors or questions about, one or more financial services institutions, or the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by us or by other institutions. Many of these transactions will expose us to credit risk in the event of default of a counterparty or client. In addition, this credit risk may be exacerbated when any collateral held by us cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the financial instrument exposure due us. Our losses from these events could be material.

Because our loan portfolio includes a substantial amount of commercial and industrial loans and commercial real estate loans, our earnings are sensitive to the credit risks associated with these types of loans.

The credit risk associated with commercial and industrial loans is a result of several factors, including the concentration of principal in a limited number of loans and borrowers, the size of loan balances, which is generally larger than consumer-type loans, and the effects of general economic conditions on a borrower’s business. Our commercial and industrial loan portfolio represented approximately 42.2% of our total loan portfolio as of September 30, 2010. Any significant failure to pay on time by our customers or a significant default by our customers would materially and adversely affect us.

Our commercial real estate loan portfolio represented approximately 36.3% of our total loan portfolio as of September 30, 2010. Underwriting and portfolio management activities cannot eliminate all risks related to these loans. Commercial real estate loans will typically be larger than consumer-type loans and may pose greater risks than other types of loans. It may be more difficult for commercial real estate borrowers to repay their loans in a timely manner in the current economic climate, as commercial real estate borrowers’ abilities to repay their loans frequently depends on the successful development of their properties. In addition, we may incur losses on commercial real estate loans due to declines in occupancy rates and rental rates, which may decrease property values and may decrease the likelihood that a borrower may find permanent financing alternatives. Currently, the availability of permanent financing alternatives in the market has been reduced and the terms have become more onerous, thereby increasing the re-financing risks inherent in our loan portfolio. Given the continued weaknesses in the commercial real estate market in general, there may be loans where the value of our collateral has been negatively impacted. The weakening of the commercial real estate market may increase the likelihood of default of these loans, which could negatively impact our loan portfolio’s performance and asset quality. If we are required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values, we could incur material losses. In addition, banking regulators are giving greater scrutiny to commercial real estate lending and may require banks with higher levels of commercial real estate loans to implement improved or additional underwriting, internal controls, risk management policies and portfolio stress testing. In banks with certain levels of commercial real estate loan concentrations, regulators are also considering requiring increased levels of reserves for loan losses as well as the need for additional capital. Any of these events could increase our costs, require management time and attention, and materially and adversely affect us.

In addition to commercial real estate loans that are or will be secured by commercial real estate, our commercial and industrial loans include owner-occupied real estate loans that are secured in part by the value of the real estate. Owner-occupied real estate loans represented approximately 23.6% of our total commercial and industrial loan portfolio as of September 30, 2010. The primary source of repayment for owner-occupied real estate loans is the cash flow produced by the related commercial enterprise, and the value of the real estate is a secondary source of repayment of the loan.

Because our loan portfolio includes a substantial amount of residential real estate loans and some consumer loans, our earnings are sensitive to the credit risks associated with these types of loans.

As of September 30, 2010, we had a total of $24.7 million in outstanding residential real estate loans, comprising 18.1% of our total loan portfolio, and a total of $4.7 million in outstanding consumer loans or 3.4% of our total loan portfolio. While residential real estate loans and consumer loans are more diversified than loans to commercial borrowers, a systematic decline in the economic health of a community, such as major job loss, could materially and adversely affect us. Also, a broad-based decline in the value of residential real estate that serves as our secondary source of repayment could also materially and adversely affect us.

Decisions regarding credit risk could be inaccurate and our allowance for loan and lease losses may be inadequate to absorb future losses inherent in the portfolio, which could materially and adversely affect us.

Our loan portfolio and a small portion of our investment portfolio expose us to credit risk. Only $2.2 million, or 3.6%, of our $63.7 million investment portfolio was represented by securities other than U.S. agency securities as of September 30, 2010. Inherent risks in lending include the deterioration of the credit of borrowers and adverse changes in the industries and competitive environments in which they operate, changes in borrowers’ management and business prospects, fluctuations in interest rates and collateral values, principally real estate, and economic downturns. Making loans is an essential element of our business, and there is a high risk that some portion of the loans we make will not be repaid and, accordingly, will result in losses. Given our size, these losses could be concentrated in one or more borrowers and could be significant.

The risk of non-payment is affected by a number of factors, including:

•	the type and duration of the loan;

•	credit risks of a particular borrower;

•	assumptions about cash flows;

•	changes in a particular borrower’s competitive position;

•	changes in economic or industry conditions; and

•	in the case of a collateralized loan, risks resulting from uncertainties about the future value of the collateral.

In addition, we may suffer higher credit losses because of federal or state legislation or other regulatory action that reduces the amount that our borrowers are required to pay to us, prohibits or otherwise limits our ability to foreclose on properties or other collateral, or makes foreclosures less economically viable.

As with all financial institutions, our management makes various assumptions and judgments about the ultimate collectability of our loan portfolio and we maintain an allowance for loan and lease losses and other reserves to absorb anticipated future losses inherent in our portfolio.

As of the effective date of the merger, and as required by purchase accounting rules, we recorded SuffolkFirst Bank’s loans at fair value by creating a discount and eliminating the allowance for the loan losses. However, to the extent that the credit losses of the purchased loan portfolio are greater than our fair value adjustment at the effective date of the merger, we could be materially and adversely affected.

In addition, bank regulatory agencies periodically review our allowance for loan and lease losses and may require us to establish additional reserves or recognize loan charge-offs. Because our allowance methodologies take into account qualitative factors within our institution, as well as the external economic environment, there is potential for inconsistencies in our methodology and the methodologies deemed appropriate for us by the bank regulatory agencies.

If management’s assumptions and judgments prove to be inaccurate and our allowance for loan and lease losses is inadequate to absorb future losses inherent in our portfolio, or if bank regulatory agencies require us to increase the allowance for loan and lease losses or to recognize loan charge-offs, our capital could be significantly reduced and we could be materially and adversely affected.

Commercial real estate lending guidance issued by the federal banking regulators could impact our operations and capital requirements.

The Federal Reserve, the Office of the Comptroller of the Currency and the FDIC, along with the other federal banking regulators, issued final guidance on December 6, 2006, entitled “Concentrations in Commercial Real Estate Lending, Sound Risk Management Practices” directed at financial institutions that have particularly high concentrations of commercial real estate loans within their lending portfolios. This guidance suggests that institutions whose commercial real estate loans exceed certain percentages of capital should implement heightened risk management practices appropriate to their concentration risk and may be required to maintain higher capital ratios than institutions with lower concentrations in commercial real estate lending. Based on our commercial real estate concentration as of September 30, 2010, we are not subject to additional supervisory analysis but could be in the future. Our management has implemented controls to monitor our commercial real estate lending, and will continue to enhance and monitor those controls, but we cannot predict the extent to which this guidance may impact our future operations or capital requirements. Moreover, any risk management practices that we implement may not be effective to prevent losses in our loan portfolio, including our commercial real estate portfolio.

Our ability to maintain regulatory capital levels and adequate sources of funding and liquidity may be adversely affected by market conditions.

We are required to maintain certain capital levels in accordance with banking regulations. We must also seek to maintain adequate funding sources in the normal course of business to support our lending and investment operations and repay our outstanding liabilities as they become due. Our ability to maintain regulatory capital levels, available sources of funding and sufficient liquidity could be impacted by deteriorating economic and market conditions.

Our failure to meet any applicable regulatory guideline related to our lending activities or any capital requirement otherwise imposed upon us or to satisfy any other regulatory requirement could subject us to certain activity restrictions or to a variety of enforcement remedies available to the regulatory authorities, including limitations on our ability to pay dividends or pursue acquisitions, the issuance by regulatory authorities of a capital directive to increase capital and the termination of deposit insurance by the FDIC.

Failure to implement our business strategies could materially and adversely affect us.

Our directors and executive officers have developed a business plan that details the business strategies we intend to implement. Our business plan includes organic growth and potentially growth through acquisitions. Our organic growth may involve an expansion into related banking lines of business and related services and products, which would involve additional risks. If we cannot implement our business strategies, we will be hampered in our ability to maintain and grow our business and serve our customers, which would in turn materially and adversely affect us. Even if our business strategies are successfully implemented, they may not have the favorable impact on our operations that we anticipate.

We may not be able to access funding sufficient to support our growth.

Our business strategies are based on access to funding from local customer deposits, such as checking and savings accounts and certificates of deposits. Deposit levels may be affected by a number of factors, including interest rates paid by competitors, general interest rate levels, FDIC insurance costs, returns available to customers on alternative investments and general economic conditions. If our deposit levels fall, we could lose a relatively low cost source of funding and our costs would increase from alternative funding. If local customer deposits are not sufficient to fund our growth, we will look to outside sources such as borrowings from the Federal Home Loan Bank of Atlanta, or FHLB, which is a secured funding outlet. Our ability to access borrowings from the FHLB will be dependent upon whether and the extent to which we can provide collateral. We may also look to federal funds purchased and brokered deposits as discussed below under “—Our use of brokered deposits may be limited or discouraged by bank regulators, which could adversely impact our liquidity” or seek to raise funds through the issuance of additional shares of our common stock or other equity or equity-related securities or the incurrence of debt as additional sources of liquidity. If we are unable to access funding sufficient to support our growth or are only able to access such funding on unattractive terms, we may not be able to implement our business strategies.

Our use of brokered deposits may be limited or discouraged by bank regulators, which could adversely impact our liquidity.

Depositors that invest in brokered certificates of deposit are generally interest rate sensitive and well-informed about alternative markets and investments. Consequently, these types of deposits may not provide the same stability to a bank’s deposit base as traditional local retail deposit relationships. In addition, our liquidity may be negatively affected if that funding source experiences supply difficulties due to loss of investor confidence or a flight to other investments. Regulatory developments with respect to wholesale funding, including increased FDIC insurance costs for, or limits on the use of, these deposits, may further limit the availability of that alternative. In light of regulatory pressure, there may be a cost premium for locally generated certificates of deposit as compared to brokered deposits, which may increase our cost of funding.

We rely substantially on deposits made by our customers in our target markets, which can be materially and adversely affected by local and general economic conditions.

As of September 30, 2010, $59.8 million, or 36.0%, of our total deposits, consisted of non-interest bearing demand accounts and interest-bearing savings, money market, and checking accounts. The $106.1 million remaining balance of deposits includes certificates of deposit, of which approximately $68.3 million, or 41.2% of our total deposits, is due to mature within one year. Our ability to attract and maintain deposits, as well as our cost of funds, has been, and will continue to be, significantly affected by money market and general economic conditions. If we fail to attract new deposits or maintain existing deposits or are forced to increase interest rates paid to customers to attract and maintain deposits, our net interest income would be negatively impacted and we could be materially and adversely affected.

We may not be able to raise additional capital on terms favorable to us or at all.

We may need additional capital to support our business, expand our operations or maintain our minimum capital requirements. However, we may not be able to raise additional funds through the issuance of additional shares of our common stock or other equity or equity-related securities. Furthermore, the significant amount of our common stock that BankCap Partners owns may discourage other potential investors from acquiring newly-issued shares of our common stock or other equity or equity-related securities. Even if we are able to obtain capital through one or more issuances of additional shares of our common stock or other equity or equity-related securities, such issuances could significantly dilute your ownership interest in us. In addition, the holders of warrants and options for our common stock could exercise them when we could otherwise obtain capital by offering additional securities on terms more favorable to us than those provided by the warrants and options.

Failure to manage expansion could materially and adversely affect our business.

Our ability to offer services and products and implement our business strategies successfully in a highly competitive market requires an effective planning and management process. Future expansion efforts, internally or through acquisitions, could be expensive and put a strain on our management, financial, operational and technical resources. To manage growth effectively, we will likely have to continue to enhance our financial and accounting systems and controls, as well as integrate new personnel, including relationship managers, and manage expanded operations. If we are unable to grow our business or manage our growth effectively, we could be materially and adversely affected.

Our business is dependent on technology and an inability to invest in technological improvements or obtain reliable technological support may materially and adversely affect us.

The financial services industry is undergoing rapid technological changes with frequent introductions of new technology-driven services and products. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our ability to grow and compete will depend in part upon our ability to address the needs of customers by using technology to provide services and products that will satisfy their operational needs, while managing the costs of expanding our technology infrastructure. Many competitors have substantially greater resources to invest in technological improvements and third-party support. For the foreseeable future, we expect to rely on third-party service providers for our core technology systems and on other third parties for technical support and related services. If we are unable to implement and market new technology-driven services and products successfully or if those services and products become unreliable or fail, our customer relationships and operations could be adversely affected, which could materially and adversely affect us.

Fluctuations in interest rates could reduce our operating results as we expect to realize income primarily from the difference between interest earned on our loans and investments and interest paid on our deposits and borrowings.

Our operating results are significantly dependent on our net interest income, as we expect to realize income primarily from the difference between interest earned on loans and investments and the interest paid on deposits and borrowings. We will experience “gaps” in the interest rate sensitivities of our assets and liabilities, as measured by the relative duration of our interest-earning assets and interest-bearing liabilities. The net position of those assets and liabilities, subject to repricing in specified time periods, will positively or negatively affect our operating results. If market interest rates should move contrary to our position, this “gap” may work against us and negatively affect our operating results, potentially materially. We cannot predict fluctuations of market interest rates, which are affected by many factors, including inflation, recession, unemployment, monetary policy and conditions in domestic and foreign financial markets. Although our asset-liability management strategy is intended to manage our risk from changes in market interest rates, changes in interest rates could materially and adversely affect us. As reflected in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Interest Rate Sensitivity—Gap Analysis,” on a cumulative basis for maturities within the next 12 months, we reflect interest rate-sensitive assets exceeding interest rate-sensitive liabilities resulting in an asset sensitive position as of September 30, 2010 of $20.2 million, which would reduce our operating results if market interest rates were to decline during that period.

Changes in market interest rates could reduce the value of our financial assets. Fixed-rate investments, mortgage-backed and related securities and loans generally decrease in value as interest rates rise. In addition, volatile interest rates affect the volume of our lending activities. For example, when interest rates rise, the cost of borrowing increases and the loan originations tend to decrease. This could result in lower net interest income, lower loan origination fee income and a decline in sales of treasury services. If we are unsuccessful in managing the effects of changes in interest rates, we could be materially and adversely affected.

We face significant competition in our target markets.

The financial services industry, including commercial banking, mortgage banking, consumer lending and home equity lending, is highly competitive, and we have encountered, and will continue to encounter, strong competition for deposits, loans and other financial services and products in our target markets. Our principal competitors for loans and some or all of our other services and products are other commercial banks and community banks in our target markets. Our principal competitors for deposits include commercial banks, community banks, money market funds, credit unions and trust companies. Our non-bank competitors are not subject to the same degree of regulation as we are and, accordingly, have advantages over us in providing certain products and services. Many of our competitors are significantly larger than we are and have greater access to capital and other resources that permit them to offer attractive terms and broader selections to gain market share for their products and services and also have higher lending limits and larger branch networks. Recently, we opened branches in Richmond, Virginia and Tysons Corner in Northern Virginia. SuffolkFirst Bank did not have branches in Richmond or Tysons Corner previously, so we have not been able to build from a pre-existing customer base in either of these markets. To expand our customer base at these branches and Northern Virginia generally, we will have to compete successfully against competitors with established businesses, relationships, and reputations in those markets. This competition could result in decreased demand for our services and products and our loss of, or inability to gain, market share, which could materially and adversely affect us.

We may become subject to significant liabilities in the event the Bank forecloses upon, or takes title to, real property.

When underwriting a commercial or residential real estate loan, we will generally take a lien on the real property and, in some instances upon a default by the borrower, we may foreclose upon, and take title to, the property, which may lead to potential financial risk for us under applicable environmental laws. Many environmental laws can impose liability regardless of whether we knew of, or were responsible for, any contamination that existed or exists the property.

Given the geographic concentration of our operations, we could be significantly affected by any natural or man-made disaster that affects Virginia and surrounding areas.

Our operations are concentrated in, and our loan portfolio consists almost entirely of, loans to persons and businesses located in and around Virginia. The collateral for many of our loans consists of real and personal property located in areas susceptible to hurricanes and other natural disasters as well as man-made disasters that can cause extensive damage to the general region. Disaster conditions that hit in our target markets would adversely affect the local economies and real estate markets. Adverse economic conditions resulting from such a disaster could negatively affect the ability of our customers to repay their loans and could reduce the value of the collateral securing these loans. Furthermore, damage resulting from any natural or man-made disaster could also result in continued economic uncertainty that could negatively impact businesses in those areas. As a result, we could be significantly affected by any natural or man-made disaster that affects our target markets.

We depend on the accuracy and completeness of information about our customers and counterparties.

In deciding whether to extend credit or enter into other transactions, we rely on information furnished by or on behalf of our customers and counterparties, including financial statements, credit reports and other financial information. We also rely on representations of those customers or counterparties or other third parties, such as independent auditors, as to the accuracy and completeness of that information. Reliance on inaccurate or misleading financial statements, credit reports or other financial information could result in losses that materially and adversely affect us. Even if we receive accurate information, we may misjudge that information and fail to assess the credit risks in a manner that materially and adversely affects us.

We are dependent on our key personnel, including our executive officers and directors, and the loss of such persons could negatively impact our ability to execute our business strategies.

We will be for the foreseeable future dependent on the services of Mr. Layfield, who is our President and Chief Executive Officer; Mr. Osgood, who is our Chief Financial Officer and Chief Administrative Officer; Ms. Gavant, who is our Senior Vice President and Controller; Mr. Cottrell, who is an Executive Vice President and our Chief Credit Officer; Mr. Davis, who is an Executive Vice President and the President of the Bank’s Northern Virginia Region; and Mr. O’Flaherty, who is an Executive Vice President of the Bank responsible for our private banking business. Should the services of these individuals or other key executive officers become unavailable, we may be unable to find a suitable successor who would be willing to be employed upon the terms and conditions that we would offer. We do not maintain key man insurance coverage on any of these individuals or other key executive officers. A failure to replace any of these individuals in a timely and effective manner could negatively affect our ability to execute our business strategies and otherwise disrupt our business.

System failure or breaches of our network security could lead to increased operating costs as well as litigation and other liabilities.

The computer systems and network infrastructure that we use could be vulnerable to unforeseen problems. Our operations are dependent in part upon our ability to protect our computer equipment against damage from fire, power loss, telecommunications failure or a similar catastrophic event. Any damage or failure that causes an interruption in operations could have an adverse effect on customers. In addition, we must be able to protect the computer systems and network infrastructure utilized by us against physical damage, security breaches and service disruption caused by the Internet or other users. Such computer break-ins and other disruptions would jeopardize the security of information stored in and transmitted through our computer systems and network infrastructure, which may result in significant liability to us and deter potential customers.

We are subject to extensive regulation in the conduct of our business operations, which could materially and adversely affect us.

The banking industry is heavily regulated by several governmental agencies. Banking regulations are primarily intended to protect the depositors, deposit insurance funds and the banking system as a whole, and not shareholders and other creditors. These regulations affect lending practices, capital structure, investment practices, dividend policy and growth, among other things. For example, federal and state consumer protection laws and regulations limit the manner in which the Bank may offer and extend credit. In addition, the laws governing bankruptcy generally favor debtors, making it more expensive and more difficult to collect from customers who become subject to bankruptcy proceedings.

From time to time, the U.S. Congress and state legislatures consider changing these laws and may enact new laws or amend existing laws to further regulate the financial services industry. On July 21, 2010, President Obama signed the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, into law. The Dodd-Frank Act will result in sweeping changes in the regulation of financial institutions. The Dodd-Frank Act contains numerous provisions that will affect all banks and bank holding companies. The Dodd-Frank Act includes provisions that, among other things:

•

change the assessment base for federal deposit insurance from the amount of insured deposits to total consolidated assets less tangible capital, eliminate the ceiling on the size of the federal deposit insurance fund, and increase the floor of the size of the federal deposit insurance fund, which generally will require an increase in the level of assessments for institutions with assets in excess of $10 billion;

•	repeal the federal prohibitions on the payment of interest on demand deposits, thereby generally permitting the payment of interest on all deposit accounts;

•

centralize responsibility for promulgating regulations under and enforcing federal consumer financial protection laws in a new bureau of consumer financial protection that will have direct supervision and examination authority over banks with more than $10 billion in assets;

•	require the FDIC to seek to make its capital requirements for banks countercyclical;

•

impose comprehensive regulation of the over-the-counter derivatives market, which would include certain provisions that would effectively prohibit insured depository institutions from conducting certain derivatives businesses in the institution itself;

•	implement corporate governance revisions, including with regard to executive compensation and proxy access by shareholders, that apply to all public companies, not just financial institutions;

•	establish new rules and restrictions regarding the origination of mortgages; and

•

permit the Federal Reserve to prescribe regulations regarding interchange transaction fees, and limit them to an amount reasonable and proportional to the cost incurred by the issuer for the transaction in question.

Many of these and other provisions in the Dodd-Frank Act remain subject to regulatory rule-making and implementation, the effects of which are not yet known. Although we cannot predict the specific impact and long-term effects that the Dodd-Frank Act and the regulations promulgated thereunder will have on us and our prospects, our target markets and the financial industry more generally, we believe that the Dodd-Frank Act and the regulations promulgated thereunder are likely to impose additional administrative burdens that will obligate us to incur additional expenses.

Changes to statutes, regulations or regulatory policies, including changes in interpretation or implementation of statutes, regulations or policies, could affect us in substantial and unpredictable ways. Such changes could, among other things, subject us to additional costs and lower revenues, limit the types of financial services and products we may offer, increase the ability of non-banks to offer competing financial services and products, and require a significant amount of management’s time and attention. Failure to comply with statutes, regulations or policies could result in sanctions by regulatory agencies, civil money penalties or reputational damage, which could materially and adversely affect us.

If we fail to maintain an effective system of internal control over financial reporting and disclosure controls and procedures, current and potential shareholders may lose confidence in our financial reporting and disclosures and could subject us to regulatory scrutiny.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, referred to as Section 404, we are required to include in our Annual Reports on Form 10-K our management’s assessment of the effectiveness of our internal control over financial reporting. While our management’s assessment included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 did not identify any material weaknesses, we cannot guarantee that we will not have any material weaknesses identified by our management or our independent registered public accounting firm in the future.

The Dodd-Frank Act includes a provision to permanently exempt non-accelerated filers from complying with the requirements of Section 404(b), which requires an issuer to include in its Annual Report on Form 10-K an attestation report from the issuer’s independent registered public accounting firm on the issuer’s internal control over financial reporting. Non-accelerated filers were to have commenced complying with the requirements of Section 404(b) starting with their Annual Reports on Form 10-K for fiscal years ending on or after June 15, 2010. Since we were a non-accelerated filer as of September 30, 2009, we will not be required to comply with the requirements of Section 404(b) in our Annual Report on Form 10-K for the fiscal year ending December 31, 2010. However, if the market value of our common stock held by non-affiliates equals $75 million or more as of the end of the last day of our most recently completed second quarter, we will be required to provide an attestation report from our independent registered public accounting firm on our internal control over financial reporting in our Annual Report on Form 10-K for the year in which we equal or exceed the $75 million threshold.

Compliance with the requirements of Section 404 is expensive and time-consuming. If, in the future, we fail to comply with these requirements in a timely manner or if our management or independent registered public accounting firm expresses a qualified or otherwise negative opinion on the effectiveness of our internal control over financial reporting, we could be subject to regulatory scrutiny and a loss of confidence in our internal control over financial reporting. In addition, any failure to maintain an effective system of disclosure controls and procedures could cause our current and potential shareholders and customers to lose confidence in our financial reporting and disclosure required under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which could materially and adversely affect us.

BankCap Partners is a bank holding company that is deemed to be a multi-bank holding company for two institutions.

Under the Federal Reserve guidelines, every bank holding company must serve as a “source of strength” for each of their bank subsidiaries. Currently, BankCap Partners is deemed a bank holding company for Atlantic Capital Bank, an Atlanta, Georgia-based bank, and the Bank. The position of BankCap Partners as a source of strength to other depository institutions may limit its ability to serve as a source of strength for the Bank and could adversely affect the Bank’s ability to access resources of BankCap Partners. Federal bank regulatory agencies have additional discretion to require a bank holding company to divest itself of any bank or non-bank subsidiary if the agency determines that divestiture may aid the depository institution’s financial condition.

The Bank may be obligated to provide financial assistance to any other financial institution as to which BankCap Partners is deemed to be a bank holding company.

A bank for which BankCap Partners is deemed to be a bank holding company may be required to indemnify, or cross-guarantee, the FDIC against losses the FDIC incurs with respect to any other bank controlled by BankCap Partners. In addition, the Federal Deposit Insurance Corporation Act of 1991 requires that an insured depository institution shall be liable for the loss incurred or anticipated by the FDIC arising from the default of a commonly controlled insured depository institution or any assistance provided by the FDIC to any commonly controlled insured depository institution in danger of default. Accordingly, the Bank may be obligated to provide financial assistance to Atlantic Capital Bank, as well as any other financial institution for which BankCap Partners is deemed to be a bank holding company as a result of its future acquisition activity, if any. Any financial assistance that the Bank is required to provide would reduce our capital and could result in a total loss of your investment. For more information on Atlantic Capital Bank, see “Our Business—Supervision and Regulation—Bank Holding Company Regulation.”

We will face risks with respect to future expansion and acquisitions or mergers.

Although we do not have any current plans to do so, we may seek to acquire other financial institutions or branches or assets of those institutions. We may also expand into new markets or lines of business or offer new products or services. These activities would involve a number of risks, including:

•	the time and expense associated with identifying and evaluating potential acquisitions and merger partners;

•	using inaccurate estimates and judgments to evaluate credit, operations, management and market risks with respect to the target institution or its branches or assets;

•	diluting our existing shareholders in an acquisition;

•

the time and expense associated with evaluating new markets for expansion, hiring experienced local management and opening new offices or branches as there may be a substantial time lag between these activities before we generate sufficient assets and deposits to support the costs of the expansion;

•	taking a significant amount of time negotiating a transaction or working on expansion plans, resulting in management’s time and attention being diverted from the operation of our existing business;

•	the time and expense associated with integrating the operations and personnel of the combined businesses;

•	the ability to realize the anticipated benefits of the acquisition, including tax benefits;

•	creating an adverse short-term effect on our results of operations;

•	losing key employees and customers as a result of an acquisition that is poorly received;

•	time and costs associated with regulatory approvals;

•	competition from other purchasers;

•	lack of information on a target institution or its branches or assets;

•	inability to obtain additional financing, if necessary, on favorable terms or at all; and

•	unforeseen adjustments, write-downs, write-offs or restructuring or other impairment charges.

The accuracy of our financial statements and related disclosures could be affected if future events differ significantly from the judgments, assumptions and estimates in our critical accounting policies.

The preparation of financial statements and related disclosure in conformity with GAAP requires us to make judgments, assumptions and estimates that affect the amounts reported in our consolidated financial statements and accompanying notes. Our critical accounting policies, which we summarize in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies,” describe those significant accounting policies and methods used in the preparation of our consolidated financial statements that we consider “critical” because they require judgments, assumptions and estimates about the future that materially impact our consolidated financial statements and related disclosures. For example, material estimates that are particularly susceptible to significant change relate to the determination of our allowance for loan and lease losses, the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans and the application of acquisition accounting principles relating to the merger. As a result, if future events differ significantly from the judgments, assumptions and estimates in our critical accounting policies, those events could have a material impact on the accuracy of our consolidated financial statements and related disclosures.

Our ability to use net operating loss carryovers to reduce future tax payments may be limited.

Although we reported operating losses for the year ended December 31, 2009 (the successor) and the period ended December 22, 2009 (the predecessor) due to the application of tax rules and regulations, we have no net operating losses, or NOLs, for federal income tax purposes for years prior to 2010 that carry forward to 2010. For further information, see Note 8 to our consolidated financial statements for the quarterly period ended September 30, 2010 included elsewhere in this prospectus. We expect to have NOLs for the year ending December 31, 2010. We generally are able to carry NOLs forward to reduce taxable income in future years. Our NOLs as of December 31, 2010, will expire over a period of approximately 20 years. However, our ability to utilize the NOLs is subject to the rules of Section 382 of the Internal Revenue Code. Section 382 generally restricts the use of NOLs after an “ownership change.” An ownership change occurs if, among other things, the shareholders (or specified groups of shareholders) who own or have owned, directly or indirectly, 5% or more of a corporation’s common stock or are otherwise treated as 5% shareholders under Section 382 and the Treasury regulations promulgated thereunder increase their aggregate percentage ownership of that corporation’s stock by more than 50 percentage points over the lowest percentage of the stock owned by these shareholders over a three-year rolling period. In the event of an ownership change, Section 382 imposes an annual limitation on the amount of taxable income a corporation may offset with NOL carry forwards. This annual limitation is generally equal to the product of the value of the corporation’s stock on the date of the ownership change, multiplied by the long-term tax-exempt rate published monthly by the Internal Revenue Service (3.66% as of September 30, 2010). Any unused annual limitation may be carried over to later years until the applicable expiration date for the respective NOL carry forwards.

The rules of Section 382 are complex and subject to varying interpretations. Although we cannot predict the number of shares to be sold in this offering, we expect that we will undergo an ownership change for purposes of Section 382 as a result of this offering. Even if this offering does not cause an ownership change, it may increase the likelihood that we may undergo an ownership change in the future. Based on our recent common stock price, we believe any ownership change would limit the timing of our ability to use the NOLs. Moreover, our NOLs may not be fully available. As a result, we could pay taxes earlier and in larger amounts than would be the case if the NOLs were available to reduce our federal income taxes without restriction.

We had net losses during the nine months ended September 30, 2010 and the period from January 1, 2009 through December 22, 2009, and we are uncertain as to whether or when we will again be profitable.

We have not recorded a profit since the quarterly period ended March 31, 2009, which was prior to the merger. For the nine months ended September 30, 2010 and the period from January 1, 2009 through December 22, 2009, we incurred net losses of $5.0 million and $4.3 million, respectively, and we expect losses to continue for at least several more quarters. As of September 30, 2010, we had an accumulated deficit of $14.5 million.

For the nine months ended September 30, 2010, the primary reasons for our losses were higher non-interest expense related to the development of our technology and other infrastructure and the hiring of experienced personnel to support our business strategy and projected growth. For the nine months ended September 30, 2010, our non-interest expense was $10.0 million compared to $4.4 million for the nine months ended September 30, 2009. Greater non-interest expense was primarily comprised of higher compensation and benefits expense of $3.7 million, occupancy expenses of $594 thousand and technology expenses of $861 thousand. With respect to compensation and benefits expense, we increased the number of our full-time employees to 78 as of September 30, 2010 from 41 as of September 30, 2009, as we added relationship managers and support staff to generate loans and deposits, operations and technology personnel to manage our day-to-day infrastructure and outsourced vendor relationships, and professional staff in compliance, human resources, finance and accounting. With respect to occupancy expenses, the increase was related to our new offices in Richmond and Tysons Corner, Virginia, as well as our new operations center in Richmond. With respect to technology expenses, the increase was related to our conversion to a more robust technology infrastructure and core operating platform required to support our business strategy and projected growth. For the period from January 1, 2009 through December 22, 2009, the primary reasons for our losses were an additional provision for loan losses of $5.5 million and merger-related expenses of $1.7 million.

We made substantial progress in building our infrastructure and our team during the nine months ended September 30, 2010. In particular, our investments to date have been critical to our business strategy as they have allowed us to put into place the majority of the technology infrastructure and core operating platform to support our business strategy for the foreseeable future. We believe, however, that we will need to make additional investments, especially related to recruiting talented bankers and, as needed, expanding our technology infrastructure to respond to new technologically-driven services and products. We expect these investments will be modest relative to the investments made in 2010. Our ability to generate a profit in the future requires successful growth in revenues and management of expenses, among other factors. We expect that the net proceeds of this offering will support our balance sheet growth and allow us to recruit additional talented bankers who will help us attract target customers and grow our business. While we expect the productivity of these additional bankers to exceed their incremental expense over time, our operating results will be adversely impacted if it does not happen promptly or at all.

The disposition processes related to our non-performing assets could result in losses in the future that would materially and adversely affect us.

As of September 30, 2010, our non-performing loans totaled $4.3 million, or 3.2% of our loan portfolio. As of September 30, 2010, our non-performing assets (which include other real estate owned, or OREO) were $4.6 million, or 1.9% of our total assets. We had no loans accruing interest that were more than 90 days delinquent. As of September 30, 2010, our non-performing assets had adversely affected us in various ways. Until economic and real estate market conditions improve, particularly in our target markets in and around Virginia but also nationally, we may incur additional losses relating to an increase in non-performing loans and OREO and such losses could be material. We do not record interest income on non-performing loans or OREO. When we acquire title to collateral in foreclosures and similar proceedings, we are required by accounting rules to mark such collateral to the then fair market value, which often results in a loss. Non-performing loans and OREO also increase our risk profile, and increases in the level of non-performing loans and OREO could impact our regulators’ view of appropriate capital levels in light of such risks. While we seek to manage our problem assets through loan sales, workouts, restructurings, foreclosures, and otherwise, decreases in the value of these assets, or in the underlying collateral, or in these borrowers’ results of operations, liquidity or financial condition, whether or not due to economic and market conditions beyond our or their control, could materially and adversely affect us. In addition, the resolution of non-performing assets requires significant amount of management’s time and attention, which can be detrimental to the performance of their other responsibilities on our behalf.

The market value of our investments may decline, which could cause a decline in our shareholders’ equity and negatively affect our results of operations.

We have designated our entire investment portfolio as securities available-for-sale pursuant to applicable accounting standards relating to accounting for investments. These standards require that unrealized gains and losses in the estimated value of the available-for-sale investment securities portfolio be “marked to market” and reflected as a separate item in shareholders’ equity (net of tax) as accumulated other comprehensive income. As of September 30, 2010, we had $63.7 million, or 26.1% of our total assets, in securities available-for-sale at fair value. Shareholders’ equity will continue to reflect the unrealized gains and losses (net of tax) of these investments. Management believes that several factors will affect the market values of our investment securities portfolio. These include changes in interest rates or expectations of changes, the degree of volatility in the securities markets, inflation rates or expectations of inflation, the slope of the interest rate yield curve (i.e., the differences between shorter-term and longer-term interest rates) and reduced investor demand. Lower market values for our available for-sale securities may result in recognition of an other-than-temporary impairment charge to our results of operations. If the market value of our investment securities portfolio declines, there will be a corresponding decline in shareholders’ equity, whether through accumulated other comprehensive income or lower results of operations.

The short-term and long-term impact of the new Basel III capital standards and the forthcoming new capital rules to be proposed for non-Basel III U.S. banks is uncertain.

On December 17, 2009, the Basel Committee on Banking Supervision, or the Basel Committee, proposed significant changes to bank capital and liquidity regulation, including revisions to the definitions of Tier 1 capital and Tier 2 capital applicable to the Basel Committee’s Revised Framework for the International Convergence of Capital Measurement and Capital Standards, or Basel III.

The short-term and long-term impact of the new Basel III capital standards and the forthcoming new capital rules to be proposed for non-Basel III U.S. banks is uncertain. As a result of the recent deterioration in the global credit markets and the potential impact of increased liquidity risk and interest rate risk, it is unclear what the short-term impact of the implementation of Basel III may be or what impact a pending alternative standardized approach to Basel III option for non-Basel III U.S. banks may have on the cost and availability of different types of credit and the potential compliance costs of implementing the new capital standards.

On September 12, 2010, the oversight body of the Basel Committee announced a package of reforms that will increase existing capital requirements substantially over the next four years. These capital reforms were endorsed by the G20 at the summit held in Seoul, South Korea in November 2010.

We may not be able to meet the cash flow requirements of our depositors and other creditors unless we maintain sufficient liquidity.

Our liquidity is used to make loans and investments and to repay liabilities (including deposits) as they become due or are demanded by depositors and other creditors. We had negative cash flow from operations of $5.1 million and $1.1 million, respectively, for the nine months ended September 30, 2010 and the period ended December 22, 2009. As a result, our main source of liquidity is customer deposits. As a part of our liquidity management, we use a number of funding sources in addition to core deposit growth and repayments and maturities of loans and investments. Potential alternative sources of liquidity include federal funds purchased and investment securities sold under repurchase agreements, as well as the repayment or sale of loans, securities (to the extent not pledged as collateral) or other assets, the utilization of available government and regulatory assistance programs, the ability to acquire brokered deposits, borrowings from the FHLB, borrowings through the Federal Reserve’s discount window and the issuance of our debt securities and equity securities. Without sufficient liquidity from these potential sources of liquidity, we generally may not be able to meet our cash flow requirements to operate and grow our business and repay our obligations.

As we continue to grow, we may become more dependent on wholesale funding sources, which may include FHLB borrowings and borrowings through the Federal Reserve’s discount window brokered deposits. As of September 30, 2010, we had $25.0 million of FHLB borrowings and $10.3 million of brokered deposits outstanding. If we are required to rely more heavily on wholesale funding sources to support our operations or growth in the future and such funding is expensive at such time, our revenues may not increase proportionately to cover our costs. In that case, our operating margins would be reduced and we could be materially and adversely affected.

Risks Related to this Offering and Our Common Stock

Our stock price may fluctuate significantly and be highly volatile and this may make it difficult for you to resell shares of our common stock at the volume, prices and times you find attractive.

The market price of our common stock could be subject to significant fluctuations and be highly volatile, which may make it difficult for you to resell shares of our common stock at the volume, prices and times you find attractive. There are many factors that will impact our stock price and trading volume, including, but not limited:

•	our actual or projected results of operations, liquidity, financial condition or regulatory capital levels;

•	our failure to meet, or the lowering of, our earnings estimates or those of securities analysts;

•	publication of research reports about us, our competitors or the financial services industry generally;

•	issuances of new shares of common stock or resales of common stock, or anticipated issuances or resales;

•	size of our public float;

•	fluctuations in stock market prices and volumes generally;

•	market valuations of similar companies, as well as the performance and prospects of those companies;

•	the effects of, and changes in, trade, monetary and fiscal policies, including interest rate policies of the Federal Reserve;

•

general economic or business conditions, nationally, regionally or in our target markets, may be less favorable than expected, resulting in, among other things, a deterioration in credit quality and loan performance or a reduced demand for credit;

•	loan origination volume;

•	levels of asset quality and the adequacy of our allowance for loan and lease losses;

•	deposit generation, flow and costs;

•	the availability, terms and deployment of capital;

•	the impact of changes in financial services laws and regulations (including laws concerning taxes, banking, securities and insurance);

•	unanticipated regulatory or judicial proceedings, and related liabilities and costs;

•	interest rate, market and monetary fluctuations;

•	the timely implementation of services and products by us and the acceptance of such services and products by customers;

•	changes in consumer spending and saving habits relative to the financial services we provide;

•	the loss of certain key officers or other employees;

•	our ability to continue to grow our business internally and through acquisitions and successful integration of new or acquired institutions, branches or assets while controlling costs;

•	compliance with laws and regulatory requirements, including those of federal, state and local agencies;

•	our failure to satisfy the continuing listing requirements of The NASDAQ Capital Market;

•	our failure to comply with the Sarbanes-Oxley Act of 2002;

•	effect of terrorist attacks and threats of actual war;

•	changes in accounting principles, policies and guidelines;

•	actual, potential or perceived accounting problems affecting us;

•	rapidly changing technology;

•	other economic, competitive, governmental, regulatory and technological factors affecting our operations, pricing, products and services;

•	other news, announcements or disclosures (whether by us or others) related to us, our competitors, our target markets or the financial services industry; and

•	our success at managing the risks involved in the foregoing.

Stock markets, in general, have experienced in recent years, and continue to experience, significant price and volume volatility, and the market price of our common stock may continue to be subject to similar market fluctuations that may be unrelated to our operating performance and prospects. Increased market volatility and fluctuations could result in a substantial decline in the market price of our common stock.

The trading volume in our common stock has been limited. As a result, you may not experience liquidity in your investment in our common stock, thereby potentially limiting your ability to resell your shares at the volume, times and prices you find attractive.

Our common stock is currently traded on The NASDAQ Capital Market. Our common stock is currently thinly traded and has substantially less liquidity than the average trading market for many other publicly-traded financial institutions and other companies. An active trading market for our common stock may not develop or, if developed, may not be sustained after this offering. Thinly traded stocks can be more volatile than stock trading in an active public market. Our stock price has been volatile in the past, and, as noted above, several factors could cause the price to fluctuate substantially in the future. Recently, the stock market has experienced a high level of price and volume volatility, and market prices for the stock of many companies, including those in the financial services industry, have experienced wide price fluctuations that have not necessarily been related to their operating performance or prospects. Our stock price may fluctuate significantly in the future, and these fluctuations may be unrelated to our operating performance or prospects. General market declines or market volatility in the future, especially in the financial services industry, could also significantly affect the market price of our common stock, and the current market price may not be indicative of future market prices. Therefore, our shareholders may have very little liquidity and may not be able to sell their shares at the volume, prices and times that they desire.

Our common stock is not insured by any governmental entity, and therefore, an investment in our common stock involves risk.

Our common stock is not a savings or deposit account or other obligation of any bank and is not insured or guaranteed by the FDIC or any other governmental entity and is therefore subject to investment risk, including possible complete loss.

There may be future issuances or resales of our common stock, which may materially and adversely affect the market price of our common stock.

Except as described under “Underwriting,” and subject to any required state or federal bank regulatory approvals, we are not restricted from issuing additional shares of our common stock in the future, including securities convertible into, or exchangeable or exercisable for, shares of our common stock. Our issuance of additional shares of common stock in the future will dilute the ownership interests of our then existing shareholders.

As of November 1, 2010, BankCap Partners and our directors and executive officers beneficially owned an aggregate of 3,543,621 shares of our common stock and also beneficially owned warrants and options to purchase an aggregate of 738,410 additional shares of our common stock. Under the investor rights agreement, at any time after June 26, 2011, BankCap Partners will have the right, subject to certain exceptions and conditions, to demand that we register the resale under the Securities Act of all of the 3,045,000 shares of our common stock that it currently owns and any additional shares of our common stock that it acquires (including warrants to purchase 391,500 shares of our common stock at an exercise price of $11.49 per share, all of which warrants are currently exercisable). If BankCap Partners makes such a demand, we are obligated to notify all other holders of our common stock who purchased shares of Xenith Corporation common stock in Xenith Corporation’s June 2009 private offering of BankCap Partners’ demand, and such holders will have the right, subject to certain exceptions and conditions, to join the proposed registration and resale. In addition, under the investor rights agreement, at any time after June 26, 2011, BankCap Partners and each shareholder who purchased shares of Xenith Corporation common stock in Xenith Corporation’s June 2009 private offering will have the right, subject to certain exceptions and conditions, to participate in any underwritten public offerings of common stock that we undertake. Registration of the resale of these shares under the Securities Act would result in the shares becoming freely tradable in the public market immediately upon the effectiveness of registration. See “Description of Capital Stock—Investor Rights Agreement—Registration Rights” for further information about the investor rights agreement.

We have an effective registration statement on Form S-8 under the Securities Act registering 132,000 shares of our common stock issuable under our 2003 Stock Option Plan. As of November 1, 2010, all of these shares remain available for issuance. In addition, we intend to file a registration statement on Form S-8 under the Securities Act after the completion of this offering for up to 1,043,391 shares of our common stock issuable under our Amended and Restated 2009 Stock Incentive Plan. This registration statement is expected to become effective immediately upon filing. As a result, the shares of our common stock received upon the exercise of options under our 2003 Stock Option Plan and our Amended and Restated 2009 Stock Incentive Plan (after the effectiveness of the registration statement on Form S-8 in the case of our Amended and Restated 2009 Stock Incentive Plan) will also be freely tradable in the public market, except for shares held by affiliates.

The sale of a substantial number of shares of our common stock or securities convertible into, or exchangeable or exercisable for, shares of our common stock, whether directly by us in this offering or future offerings or by our existing shareholders in the secondary market, the perception that such issuances or resales could occur or the availability for future issuances or resale of shares of our common stock or securities convertible into, or exchangeable or exercisable for, shares of our common stock could materially and adversely affect the market price of our common stock and our ability to raise capital through future offerings of equity or equity-related securities on attractive terms or at all.

In addition, our board of directors is authorized to designate and issue preferred stock without further shareholder approval, and we may issue other equity and equity-related securities that are senior to our common stock in the future for a number of reasons, including, without limitation, to support operations and growth, to maintain our capital ratios, and to comply with any future changes in regulatory standards.

BankCap Partners owns a significant number of shares of our common stock, which will enable it to influence the vote on all matters submitted to a vote of our shareholders.

As of November 1, 2010, BankCap Partners beneficially owned 3,436,500 shares of our common stock (including warrants to purchase 391,500 shares of our common stock at an exercise price of $11.49 per share, all of which warrants are currently exercisable), representing 55.1% of the outstanding shares of our common stock. Upon completion of this offering (assuming the underwriters do not exercise their over-allotment option), the 3,436,500 shares of our common stock beneficially owned by BankCap Partners will represent, in the aggregate,         % of the outstanding shares of our common stock.

In addition, under the terms of the investor rights agreement, BankCap Partners and all of the former directors and executive officers of Xenith Corporation who became directors and executive officers of Xenith Bankshares and who purchased shares of Xenith Corporation common stock in its June 2009 private offering have agreed to vote their shares of our common stock in favor of (1) one designee of BankCap Partners for election to our board of directors for so long as BankCap Partners is a registered bank holding company under the Bank Holding Company Act, with respect to Xenith Bankshares, and (2) one additional designee of BankCap Partners for election to our board of directors for so long as BankCap Partners and its affiliates own 25% or more of our outstanding voting capital stock. They have also agreed to vote their shares of our common stock in favor of (1) removing the designee of BankCap Partners on our board of directors at the request of BankCap Partners and the election to our board of directors of a substitute designee of BankCap Partners, and (2) ensuring that any vacancy on our board of directors caused by resignation, removal or death of a BankCap Partners designated director is filled in accordance with the agreement above. Brian D. Jones and Scott A. Reed, each a principal of BankCap Partners and a member of our board of directors, are the current designees of BankCap Partners. See “Description of Capital Stock—Investor Rights Agreement—Voting Agreement” for further information about the investor rights agreement.

Accordingly, BankCap Partners, through its beneficial ownership of our common stock and board rights, will be able to participate in matters that come before our board of directors and influence the vote on all matters submitted to a vote of our shareholders, including the election of directors, amendments to the amended and restated articles of incorporation or amended and restated bylaws, mergers or other business combination transactions and certain sales of assets outside the usual and regular course of business. The interests of BankCap Partners may not coincide with the interests of our other shareholders, and they could take actions that advance their own interests to the detriment of our other shareholders.

Our common stock is subordinate to our existing and future indebtedness and any preferred stock and effectively subordinated to all indebtedness and preferred equity of the Bank.

Shares of our common stock are common equity interests in us and, as such, will rank junior to all of our existing and future indebtedness and other liabilities. Additionally, holders of our common stock will also be subordinate to the dividend and liquidation rights of holders of any class or series of preferred stock that our board of directors may designate and issue in the future without any action on the part of the holders of our common stock. Furthermore, our right to participate in a distribution of assets upon the Bank’s liquidation or reorganization is subject to the prior claims of the Bank’s creditors and preferred shareholders. As of September 30, 2010, the Bank had $25.0 million of outstanding debt and no preferred equity.

We do not intend to pay dividends in the foreseeable future, and we may never pay, or legally be able to pay, dividends.

We have not paid any dividends since our inception and we presently do not intend to pay any dividends in the foreseeable future. We are limited in the amount of dividends that we may pay to our shareholders pursuant to state and federal laws and regulations. See “Our Business—Supervision and Regulation—Payment of Cash Dividends.” Any future financing arrangements that we enter into may also limit our ability to pay dividends to our shareholders. Accordingly, we may never legally be able to pay dividends to our shareholders. Further, even if we have earnings and available cash in an amount sufficient to pay dividends to our shareholders, our board of directors, in its sole discretion, may decide to retain them and therefore not pay dividends in the future.

Because our management will have broad discretion over the use of the net proceeds from this offering, you may not agree with how we use the net proceeds, and we may not invest the net proceeds successfully.

We intend to contribute all of the net proceeds to the Bank, and intend for the Bank to use the contributed proceeds primarily to fund organic growth of loans to customers in our target markets, for continued investment in our infrastructure and personnel and for other general business purposes, which may include acquisitions. Our management may allocate the net proceeds among these purposes as it deems appropriate. Accordingly, you will be relying on the judgment of our management with regard to the use of the net proceeds from this offering, and you will not have the opportunity, as part of your investment decision, to assess whether we are using, or plan to use, the net proceeds appropriately. It is possible that we or the Bank may not invest the net proceeds in a timely manner or may invest the net proceeds in a way that does not yield a favorable return for us or our shareholders and may even result in significant losses.

Certain provisions of Virginia law and our amended and restated articles of incorporation and amended and restated bylaws could make it more difficult for our shareholders to remove our board of directors and management and also could have the effect of discouraging, delaying or preventing a change of control transaction.

Certain provisions of Virginia law, the state in which we are incorporated, and our amended and restated articles of incorporation and amended and restated bylaws could make it more difficult for our shareholders to remove our board of directors and management and also could have the effect of discouraging, delaying or preventing a change of control transaction that could otherwise provide our shareholders with the opportunity to realize a premium over the then prevailing market price of our common stock or otherwise be in the best interests of our shareholders. These provisions include:

•

a provision allowing our board of directors to issue preferred stock with rights senior to those of the common stock without any vote or action by the holders of common stock or that could otherwise adversely affect the rights and powers, including voting rights, of the holders of common stock;

•

subject to certain exceptions, the application of the Virginia Affiliated Transactions Statute prohibiting us from entering into a business combination with the beneficial owner of 10% or more of our outstanding voting stock for a period of three years after the 10% or greater owner first reached that level of stock ownership;

•	a provision that allows us to amend or eliminate a bylaw provision opting out of the application of the Virginia Control Share Acquisitions Statute without shareholder approval;

•	a provision allowing the removal of directors only for cause;

•	the requirement that shareholders provide advance notice when nominating directors or submitting other shareholder proposals; and

•

the inability of shareholders to convene a special shareholders’ meeting without the chairman of the board, the president, or a majority of the board of directors calling the meeting and to consider matters outside the scope of the business specified in the notice for such meeting.

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements included in this prospectus and any free writing prospectus that we authorize for use in connection with this offering are forward-looking statements within the meaning of Section 27A of the Securities Act. All statements other than statements of historical facts contained in this prospectus and any free writing prospectus that we authorize for use in connection with this offering, including statements regarding our plans, objectives and goals, future events or results, our competitive strengths and business strategies, and the trends in our industry are forward-looking statements. The words “believe,” “will,” “may,” “could,” “estimate,” “project,” “predict,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “appear,” “future,” “likely,” “probably,” “suggest,” “goal,” “potential” and similar expressions, as they relate to us, are intended to identify forward-looking statements.

Forward-looking statements made in this prospectus reflect beliefs, assumptions, and expectations of future events or results, taking into account the information currently available to us. These beliefs, assumptions, and expectations may change as a result of many possible events, circumstances or factors, not all of which are currently known to us. If a change occurs, our business, financial condition, liquidity, results of operations and prospects may vary materially from those expressed in, or implied by, our forward-looking statements. You should carefully consider these matters when you make a decision concerning an investment in our common stock, along with the risks discussed under the caption “Risk Factors” beginning on page 12 of this prospectus and the following factors, which are not intended to be exhaustive, that may cause actual results to vary materially from our forward-looking statements:

•	general economic conditions, nationally, regionally or in our target markets in and around Virginia, as well as demographic conditions in our target markets;

•	the efforts of government agencies to stabilize the equity and debt markets;

•	the adequacy of our allowance for loan and lease losses and our methodology for determining such allowance;

•	adverse changes in our loan portfolio and credit risk-related losses and expenses;

•	concentrations within our loan portfolio, by borrower and loan type, including our exposure to commercial real estate loans, and to our limited target markets;

•	reduced deposit flows and loan demand as well as increasing default rates;

•	changes in interest rates, reducing our margins or the volumes or values of the loans we make and the deposits and investments we hold;

•	business conditions in the financial services industry, including competitive pressures among financial services companies, new service and product offerings by competitors, and similar factors;

•

the degree and nature of our competition, with the understanding that many of our competitors have greater financial resources and access to capital than we have and may offer broader services and products at better pricing that enable them to compete more successfully than we can;

•	the regulatory environment, including evolving banking industry standards, changes in legislation or regulation;

•	our ability and willingness to pay dividends on our common stock in the future;

•	changes in accounting principles, policies and guidelines as well as estimates and assumptions used in the preparation of our financial statements;

•	volatility of the market price of our common stock and capital markets generally;

•	our limited operating history;

•	our ability to implement our business strategies successfully, including the successful integration of any acquisition and the realization of any expected strategies;

•	changes in our competitive strengths or business strategies;

•	conditions in the financial markets and the availability, terms and deployment of debt and equity capital;

•	our dependence upon key personnel whose continued service is not guaranteed and our ability to identify, hire and retain highly qualified personnel in the future;

•	the adequacy of our cash reserves and liquidity;

•	negative publicity and the impact on our reputation;

•	rapidly changing technology;

•	war or terrorist activities causing deterioration in the economy;

•	other economic, competitive, governmental, regulatory and technological factors affecting our operations, pricing, services and products; and

•	the risks discussed in our public filings with the Securities and Exchange Commission, or the SEC.

As a result of these factors, among others, the future events or results that are the subject of our beliefs, assumptions and expectations expressed in, or implied by, our forward-looking statements in this prospectus and any free writing prospectus that we authorize for use in connection with this offering may not be achieved in any specified time frame, or at all, which could be material to us. Accordingly and as noted above, you should not place undue reliance on these forward-looking statements. All subsequent written and oral forward-looking statements attributable to us or the persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. Except as required by applicable law or regulations, we do not undertake, and specifically disclaim any obligation, to update or revise any forward-looking statement.

USE OF PROCEEDS

We estimate that the net proceeds of this offering, after deducting the underwriting discounts and commissions and other estimated expenses of this offering payable by us, will be approximately $             (or approximately $             if the underwriters exercise their over-allotment option in full).

We intend to contribute all of the net proceeds of this offering to our subsidiary, the Bank, and intend for the Bank to use the contributed proceeds primarily to fund organic growth of our loans to customers in our target markets, continued investment in our infrastructure and personnel and other general business purposes, which may include acquisitions.

MARKET FOR COMMON EQUITY AND DIVIDEND POLICY

Market Information

Our common stock trades on The NASDAQ Capital Market under the symbol “XBKS.” As of November 1, 2010, we had 5,846,928 shares of common stock issued and outstanding and approximately 1,279 record holders. The last reported sales price per share of our common stock on The NASDAQ Capital Market on                     , was $            . The following table sets forth the high and low sales price for our common stock on The NASDAQ Capital Market during the periods indicated.

	Price Range
	High	Low
2010
Fourth Quarter (through December 29, 2010)	$6.10	$5.13
Third Quarter	7.40	5.19
Second Quarter	9.00	5.25
First Quarter	7.00	3.02

2009
Fourth Quarter(1)	$9.00	$3.50
Third Quarter	7.39	5.00
Second Quarter	8.00	1.85
First Quarter	4.01	1.57

2008
Fourth Quarter	$4.85	$3.26
Third Quarter	7.00	4.54
Second Quarter	7.88	7.00
First Quarter	8.00	6.50

(1)	The merger was effective on December 22, 2009. In connection with the merger, the trading symbol for our common stock was changed from “FBS” to “XBKS.”

Dividend Policy

We have not paid any dividends since our inception and we presently do not intend to pay any dividends in the foreseeable future. We are limited in the amount of dividends that we may pay to our shareholders pursuant to state and federal laws and regulations. See “Our Business—Supervision and Regulation—Payment of Cash Dividends.” Any future financing arrangements that we enter into may also limit our ability to pay dividends to our shareholders. Accordingly, we may never legally be able to pay dividends to our shareholders. Further, even if we have earnings and available cash in an amount sufficient to pay dividends to our shareholders, our board of directors, in its sole discretion, may decide to retain them and therefore not pay dividends in the future.

CAPITALIZATION

The following table sets forth our consolidated capitalization and selected ratios as of September 30, 2010, on an actual basis and on an as adjusted basis giving effect to the sale of $             shares of common stock in this offering (assuming no exercise of the underwriters’ over-allotment option) at an assumed public offering price of $             per share, which was the reported last sale price of our common stock on The NASDAQ Capital Market on             ,             .

You should read this table in conjunction with “Use of Proceeds,” “Selected Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the more detailed information contained in our consolidated financial statements and the notes related thereto included elsewhere in this prospectus.

	As of September 30, 2010
	Actual	As Adjusted(1)
(dollars in thousands, except per share amounts)	(unaudited)
Debt:
Federal funds purchased and borrowed funds	$25,000	$

Shareholders’ Equity:
Preferred Stock(2)	—
Common Stock(3)	5,847
Additional paid-in capital	57,794
Retained earnings (accumulated deficit)	(14,450)
Accumulated other comprehensive income	1,612

Total shareholders’ equity	50,803

Total capitalization	$75,803	$

Selected Ratios:
Tier I leverage ratio(4)	15.77%		%
Tier I risk-based capital ratio(4)	23.62%		%
Total risk-based capital ratio(4)	24.45%		%
Book value per share	$8.69	$
Tangible book value per share(5)	$6.27	$

(1)	Consolidated capitalization giving effect to the sale of shares of common stock in this offering at an assumed public offering price of $ per share, for total net proceeds of approximately $ million (after deducting the underwriting discounts and commissions and estimated offering expenses payable by us).

(2)	As of September 30, 2010, we had 25,000,000 shares of preferred stock, par value $1.00 per share, authorized and no shares of preferred stock issued and outstanding.

(3)	As of September 30, 2010, we had 100,000,000 shares of common stock, par value $1.00 per share, authorized and 5,846,928 shares of common stock issued and outstanding. The shares of common stock outstanding as of September 30, 2010 exclude: shares of our common stock issuable pursuant to the exercise of the underwriters’ over-allotment option; 563,760 shares of our common stock issuable upon exercise of outstanding warrants to purchase shares of our common stock; 94,493 shares of our common stock issuable upon the exercise of outstanding options under our 2003 Stock Option Plan and 271,035 shares of our common stock issuable upon the exercise of outstanding options under our Amended and Restated 2009 Stock Incentive Plan; and 37,507 shares of our common stock that are available for future grant under our 2003 Stock Option Plan and 772,356 shares of our common stock that are available for future issuance under our Amended and Restated 2009 Stock Incentive Plan. We do not currently intend to grant any additional awards under our 2003 Stock Option Plan.

(4)	Additional information regarding capital ratios is included under “Management’s Discussions and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Capital Adequacy.”

(5)	Tangible book value per share is a supplemental financial measure that is not required by, or presented in accordance with, GAAP. We calculate tangible book value per share by dividing tangible book value by the total number of shares of our common stock outstanding. We calculate tangible book value by subtracting goodwill and other intangible assets from shareholders’ equity. Management believes that tangible book value per share is meaningful because it is one of the measures we and investors use to assess capital adequacy. Tangible book value per share should not be considered as an alternative to book value per share determined in accordance with GAAP. Set forth below is a reconciliation of tangible book value, a non-GAAP financial measure, to book value, the most directly comparable financial measure calculated and reported in accordance with GAAP. Book value is the same as shareholders’ equity as presented in our consolidated balance sheet. Our calculation of tangible book value per share may not be comparable to the calculation of similarly titled measures reported by other companies.

	As of September 30, 2010
	Actual	As Adjusted
(dollars in thousands)	(unaudited)
Book value	$50,803	$
Subtract:
Goodwill and other intangible assets, net	14,139

Tangible assets	$36,664	$

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

Effective December 22, 2009, the merger of Xenith Corporation with and into First Bankshares was completed, with First Bankshares being the surviving entity in the merger. At the effective time of the merger, First Bankshares amended its articles of incorporation to change its name to Xenith Bankshares, Inc. Although the merger was structured as a merger of Xenith Corporation with and into First Bankshares, with First Bankshares being the surviving entity for legal purposes, Xenith Corporation was treated as the acquirer for accounting purposes. Accordingly, the assets and liabilities of First Bankshares were recorded at their fair value on December 22, 2009.

From its inception on February 19, 2008 until the completion of the merger on December 22, 2009, Xenith Corporation (formerly Xenith Bank [In Organization]) had no banking charter, did not engage in any banking business and had no substantial operations. Accordingly, because Xenith Corporation’s operating activities prior to the merger were insignificant relative to those of First Bankshares, we view First Bankshares as our predecessor. Our determination that First Bankshares should be viewed as our predecessor is based upon an evaluation of facts and circumstances, including the historical life of First Bankshares, the historical level of operations of First Bankshares, the purchase price paid for First Bankshares and the fact that the consolidated company’s operations, revenues and expenses after the merger are most similar in all respects to those of First Bankshares’ historical periods.

Accordingly, in addition to selected consolidated historical financial data of Xenith Bankshares as of and for the year ended December 31, 2009 and nine months ended September 30, 2010, we have presented:

•	selected consolidated historical balance sheet data of First Bankshares as of December 31, 2008, 2007, 2006 and 2005;

•

selected consolidated historical statements of operations and comprehensive income (loss) and cash flow data of First Bankshares for the period January 1, 2009 through December 22, 2009 and the years ended December 31, 2008, 2007, 2006 and 2005;

•	selected consolidated historical balance sheet data of First Bankshares as of September 30, 2009; and

•	selected consolidated historical statements of operations and comprehensive income (loss) and cash flow data of First Bankshares for the nine months ended September 30, 2009.

However, due to the adjustments to the basis of assets and liabilities as a result of the acquisition method of accounting, the financial statements of Xenith Bankshares (the successor) and First Bankshares (the predecessor) are not directly comparable and may not be indicative of our future financial position, results of operations or cash flows.

The selected consolidated historical balance sheet data of Xenith Bankshares as of December 31, 2009 and the selected consolidated historical statements of operations and comprehensive income (loss) and cash flow data of Xenith Bankshares for the year ended December 31, 2009 have been derived from our audited consolidated historical financial statements included elsewhere in this prospectus.

The selected consolidated historical balance sheet data of First Bankshares as of December 31, 2008 and the selected consolidated historical statements of operations and comprehensive income (loss) and cash flow data of First Bankshares for the period January 1, 2009 through December 22, 2009 and the year ended December 31, 2008 have been derived from the audited consolidated historical financial statements of First Bankshares included elsewhere in this prospectus. The selected consolidated balance sheet data of First Bankshares as of December 31, 2007, 2006 and 2005 and the consolidated historical statements of operation and comprehensive income (loss) and cash flow data of First Bankshares for the years ended December 31, 2007, 2006 and 2005 have been derived from the audited consolidated historical financial statements of First Bankshares not included in this prospectus.

The selected historical consolidated balance sheet data of Xenith Bankshares as of September 30, 2010 and selected consolidated historical statements of operations and comprehensive income (loss) and cash flow data of Xenith Bankshares for the nine months ended September 30, 2010 have been derived from our unaudited consolidated historical financial statements included elsewhere in this prospectus. The selected historical consolidated balance sheet data of First Bankshares as of September 30, 2009 and the selected consolidated historical statements of operations and comprehensive income (loss) and cash flow data of First Bankshares for the nine months ended September 30, 2009 have been derived from the unaudited consolidated historical financial statements of First Bankshares included elsewhere in this prospectus. In the opinion of management, the selected historical consolidated balance sheet data as of September 30, 2010 and the selected historical consolidated statements of operations and comprehensive income (loss) and cash flow data for the nine months ended September 30, 2010 and 2009 include all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of the results for those periods.

Results for the nine months ended September 30, 2010 are not necessarily indicative of our actual results for the year ending December 31, 2010. Furthermore, the selected consolidated historical financial and operating data should not be relied upon as an indicator of future financial position, results of operations or cash flows.

You should read the following selected consolidated historical financial and operating data together with the discussion under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated historical financial statements and related notes thereto included elsewhere in this prospectus.

	(Successor)	(Predecessor)	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)
	Xenith Bankshares, Inc.	First Bankshares, Inc.	Xenith Bankshares, Inc.	First Bankshares, Inc.	First Bankshares, Inc.	First Bankshares, Inc.	First Bankshares, Inc.	First Bankshares, Inc.
	Nine Months Ended September 30,		Year Ended December 31,	Period Ended December 22,	Year Ended December 31,
(dollars in thousands, except per share amounts)	2010	2009	2009(1)	2009(1)	2008	2007	2006	2005
	(unaudited)
Summary Balance Sheet Data:
Assets	$243,811	$166,999	$201,591	—	$184,158	$179,386	$126,387	$106,009
Loans (net)	135,428	109,571	102,050	—	115,560	103,786	74,454	61,891
Allowance for loan and lease losses	1,230	3,002	—	—	1,687	942	827	612
Deposits	165,912	119,146	114,148	—	130,285	113,748	94,527	86,896
Debt	25,000	30,530	31,260	—	36,011	47,552	15,007	3,668
Shareholders’ equity	50,803	15,821	54,072	—	16,710	16,707	15,814	14,769
Common equity	50,803	15,821	54,072	—	16,710	16,707	15,814	14,769

Summary Results of Operations Data:
Interest income	$7,542	$6,764	$213	$8,640	$9,804	$8,445	$6,724	$4,816
Interest expense	1,605	3,410	82	4,195	5,558	4,530	3,072	2,109
Net interest income	5,937	3,354	131	4,445	4,246	3,915	3,652	2,707
Provision for loan losses	1,250	1,570	—	5,501	829	111	219	280
Net interest income after provision for loan losses	4,687	1,784	131	(1,056)	3,417	3,805	3,432	2,427
Non-interest income (loss)	361	532	15	552	839	566	447	367
Non-interest expense	10,040	4,416	6,546	6,022	3,893	3,451	3,012	2,628
Income (loss) before taxes	(4,993)	(2,100)	(6,400)	(6,526)	362	920	867	166
Income tax expense (benefit)	—	(714)	(131)	(2,219)	117	313	7	—
Net income (loss)	(4,993)	(1,387)	(6,269)	(4,307)	245	607	873	166
Net income (loss) available to common shareholders	(4,993)	(1,387)	(6,269)	(4,307)	245	607	873	166

Per Share Data:(2)
Net income (loss), basic	$(0.85)	$(0.61)	$(2.76)	$(1.90)	$0.11	$0.27	$0.38	$0.07
Net income (loss), diluted	$(0.85)	$(0.61)	$(2.76)	$(1.90)	$0.11	$0.27	$0.38	$0.09
Book value	$8.69	$6.95	$9.25	—	$7.34	$7.34	$6.96	$7.16
Tangible book value(3)	$6.27	$6.95	$7.42	—	$7.34	$7.34	$6.96	$7.16
Common shares outstanding	5,846,928	2,276,298	2,364,341	2,276,298	2,276,298	2,276,298	2,270,798	2,063,948
Weighted average number of shares outstanding
Basic	5,846,928	2,276,298	2,364,341	2,276,298	2,276,298	2,273,013	2,270,798	2,063,948
Diluted	5,846,928	2,276,298	2,364,341	2,276,298	2,276,298	2,273,013	2,270,798	2,063,948

Performance Ratios:(4)
Return (loss) on average assets	(2.28)%	(0.79)%	(5.48)%	—	0.13%	0.40%	0.75%	0.18%
Return (loss) on average equity	(9.48)%	(8.52)%	(29.88)%	—	1.47%	3.73%	5.71%	1.12%
Net interest margin(5)	4.14%	2.71%	2.82%	—	2.84%	3.27%	3.52%	3.02%
Efficiency ratio(6)	159.44%	1.14%	244.4%	—	76.57%	77.01%	73.50%	85.49%
Loan to deposit ratio	81.63%	91.96%	89.40%	—	88.70%	91.24%	78.76%	71.22%

	(Successor)	(Predecessor)	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)
	Xenith Bankshares, Inc.	First Bankshares, Inc.	Xenith Bankshares, Inc.	First Bankshares, Inc.	First Bankshares, Inc.	First Bankshares, Inc.	First Bankshares, Inc.	First Bankshares, Inc.
	Nine Months Ended September 30,		Year Ended December 31,	Period Ended December 22,	Year Ended December 31,
(dollars in thousands, except per share amounts)	2010	2009	2009(1)	2009(1)	2008	2007	2006	2005
	(unaudited)
Asset Quality Ratios:
Non-performing loans to total loans	3.13%	5.77%	4.05%	—	0.58%	N/A	N/A	N/A
Non-performing assets to total assets	1.89%	4.27%	2.28%	—	0.37%	N/A	N/A	N/A
Net charge-offs to average total loans	0.02%	0.22%	—	—	0.08%	0.01%	0.01%	0.00%
Allowance for loan and lease losses to non-performing loans	28.74%	46.26%	—	—	249.39%	N/A	N/A	N/A
Allowance for loan and lease losses to total loans	0.90%	2.67%	—	—	1.44%	0.91%	1.10%	0.80%

Capital Ratios:(7)
Average equity to average assets	23.55%	9.26%	18.35%	—	9.19%	10.64%	13.16%	15.80%
Common equity to assets ratio	20.84%	9.47%	26.82%	—	9.26%	9.31%	12.51%	13.93%
Tier 1 leverage ratio	15.77%	9.10%	26.75%	—	9.33%	10.98%	14.20%	14.92%
Tier 1 risk-based capital ratio	23.62%	13.45%	36.68%	—	13.65%	14.15%	19.97%	25.18%
Total risk-based capital ratio	24.45%	14.72%	36.68%	—	15.02%	14.96%	21.01%	26.21%

Growth Rates:
Percentage change in assets	20.94%	(9.32)%	9.46%	—	2.66%	41.93%	19.22%	31.03%
Percentage change in net loans	32.71%	(5.18)%	(11.69)%	—	11.34%	39.40%	20.30%	50.26%
Percentage change in deposits	45.35%	(8.55)%	(12.39)%	—	14.54%	20.33%	8.78%	32.69%
Percentage change in shareholders’ equity	(6.05)%	(5.32)%	223.59%	—	0.02%	5.64%	7.07%	(0.06)%

Other Data:
Number of banking offices	5	3	3	3	3	3	2	2
Number of employees	80	43	66	43	43	45	32	33

(1)	Summary balance sheet data and related financial ratios for the period ended December 22, 2009 are not included for First Bankshares (the predecessor) as a balance sheet for First Bankshares (the predecessor) is not required to be presented under SEC rules. The assets, liabilities and shareholders’ equity of First Bankshares (the predecessor) are included in the consolidated balance sheet of Xenith Bankshares (the successor) at December 31, 2009. Financial ratios based on summary balance sheet data reflect the combined company at December 31, 2009.

Summary results of operations data for Xenith Bankshares (the successor) for the year ended December 31, 2009 include the operations of the combined company for the period December 23, 2009 through December 31, 2009.

(2)	Adjusted for 11-for-10 stock split effective January 31, 2007.
(3)	Tangible book value per share is a supplemental financial measure that is not required by, or presented in accordance with, U.S. generally accepted accounting principles, or GAAP. We calculate tangible book value per share by dividing tangible book value by the total number of shares of our common stock outstanding. We calculate tangible book value by subtracting goodwill and other intangible assets from shareholders’ equity. Management believes that tangible book value per share is meaningful because it is one of the measures we and investors use to assess capital adequacy. Tangible book value per share should not be considered as an alternative to book value per share determined in accordance with GAAP. Set forth below is a reconciliation of tangible book value, a non-GAAP financial measure, to book value, the most directly comparable financial measure calculated and reported in accordance with GAAP. Book value is the same as shareholders’ equity presented on our consolidated balance sheet. Our calculation of tangible book value per share may not be comparable to the calculation of similarly titled measures reported by other companies.

	(Successor)	(Predecessor)	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)
	Xenith Bankshares, Inc.	First Bankshares, Inc.	Xenith Bankshares, Inc.	First Bankshares, Inc.	First Bankshares, Inc.	First Bankshares, Inc.	First Bankshares, Inc.	First Bankshares, Inc.
	Nine Months Ended September 30,		Year Ended December 31,	Period Ended December 22,	Year Ended December 31,
(dollars in thousands)	2010	2009	2009	2009	2008	2007	2006	2005
	(unaudited)
Book value	$50,803	$15,821	$54,072	—	$16,710	$16,707	$15,814	$14,769
Subtract:
Goodwill and other intangible assets	14,139	—	10,670	—	—	—	—	—

Tangible book value	$36,664	$15,821	$43,402	—	$16,710	$16,707	$15,814	$14,769

(4)	Ratios for Xenith Bankshares (the successor) for period ended December 31, 2009 include activity for First Bankshares (the predecessor) for this period.
(5)	Net interest margin is net interest income divided by average earning assets.
(6)	The efficiency ratio is calculated by dividing total non-interest expense by the sum of net interest income and non-interest income.
(7)	Additional information regarding capital ratios is included in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Capital Adequacy.”

N/A denotes information that is not available.

OUR BUSINESS

Overview

Xenith Bankshares, Inc. is a Virginia corporation that is the bank holding company for Xenith Bank, which is a Virginia banking corporation organized and chartered pursuant to the laws of the Commonwealth of Virginia and a member of the Federal Reserve. The Bank is a full-service, locally-managed commercial bank specifically targeting the banking needs of middle market and small businesses, local real estate developers and investors, private banking clients and select retail banking clients, which we refer to as our target customers. We are focused geographically on the Washington, DC-MD-VA-WV, Richmond-Petersburg, VA, and the Norfolk-Virginia Beach-Newport News, VA-NC metropolitan statistical areas, which we refer to as our target markets. The Bank conducts its principal banking activities through its five branches, with one branch located in Tysons Corner, Virginia, one branch located in Richmond, Virginia and three branches located in Suffolk, Virginia. We acquired the three branches located in Suffolk in the merger of Xenith Corporation with and into First Bankshares, the parent company of its wholly-owned subsidiary SuffolkFirst Bank. Prior to the merger, SuffolkFirst Bank opened the first branch in Suffolk in 2003 under the name of SuffolkFirst Bank, and the Bank currently operates its three Suffolk branches under that trade name.

Our services and products consist primarily of taking deposits from, and making loans to, our target customers within our target markets. We provide a broad selection of commercial and retail banking products, including commercial and industrial loans, commercial and residential real estate loans, and select consumer loans. We also offer a wide range of checking, savings and treasury products, including remote deposit capture, automated clearing house transactions, debit cards, 24-hour ATM access, and Internet banking and bill pay service. We do not engage in any activities other than banking activities.

The consolidation of banks and other financial institutions in Virginia in the 1990’s and the early 2000’s resulted in several large national and super-regional banks entering or expanding into our target markets through the acquisition of local banks. We believe this consolidation has left a void in our target markets for banks focused on middle market and small business customers. Further, because a number of banks in Virginia currently have asset quality and balance sheet challenges, we believe it is possible that the consolidation trend could resume in full force, which we believe would further accelerate the opportunity for us to become a significant bank in our target markets.

We believe that we, and the financial services industry as a whole, are operating during a unique time. One of the effects of the recent upheaval in the banking industry and subsequent slow economic recovery has been to create significant asset quality problems for many banks in our target markets. These problems have placed substantial strain on the capital positions of banks, large and small, and have required a substantial amount of managements’ time and attention. These capital adequacy problems have in turn put pressure on many banks to reduce or prune their balance sheets, often resulting in their withdrawal from healthy banking relationships. In addition, these pressures have constrained the availability of credit in our target markets. We believe that these factors could induce certain of our target customers to seek or be responsive to establishing new banking relationships with us.

For a description of our formation, history and organizational structure, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Merger of First Bankshares, Inc. and Xenith Corporation.”

Our Competitive Strengths

We believe that we benefit from the following competitive strengths:

We have a talented management team. We believe that we have an experienced and talented management team as well as skilled relationship managers. Our management team and bankers have spent the majority of their careers in commercial and real estate banking in large banking institutions in our target markets.

T. Gaylon Layfield, III, serves as President and Chief Executive Officer and as a director of both Xenith Bankshares and the Bank. Previously, Mr. Layfield was President and Chief Operating Officer of Signet Banking Corporation, a $12 billion bank holding company that was acquired by First Union Corporation (now Wells Fargo & Company), and has 25 years experience in banking.

Thomas W. Osgood serves as Executive Vice President, Chief Financial Officer, Chief Administrative Officer and Treasurer of both Xenith Bankshares and the Bank and is a director of the Bank. Mr. Osgood held roles in commercial banking, investment banking and risk management at Signet and Wachovia Bank (now Wells Fargo & Company), and has more than 20 years experience in banking.

Ronald E. Davis, our Executive Vice President and Chief Lending Officer and a director of the Bank, has spent his entire 35 year career in banking where he has held key roles in sales, credit risk management, and overseeing branch networks. Mr. Davis began his banking career at the National Bank of Commerce in Lincoln, Nebraska and most recently served as President and Chief Executive Officer of Virginia Heartland Bank and then its successor, Second Bank and Trust (now StellarOne Corporation).

Wellington W. Cottrell, III, our Executive Vice President and Chief Credit Officer and a director of the Bank, has spent his entire 30 plus year career in banking, having spent the majority of his career at SunTrust Banks where he was Managing Director of Risk Management in the Corporate and Investment Banking Groups at SunTrust. Mr. Cottrell started his career at Central National Bank and Manufacturers Hanover Trust Co.

W. Jefferson O’Flaherty is an Executive Vice President and a director of the Bank responsible for its private banking business. Previously, Mr. O’Flaherty served as Regional Managing Director of Wachovia Wealth Management for Wachovia Bank, Mr. O’Flaherty began his career at Bank of Virginia, a predecessor to Signet, in 1974.

For additional information on our management team, see “Management—Executive Officers and Directors—Executive Officers.”

We believe our board of directors is strong. Our board of directors is composed of individuals with deep banking experience, as well as individuals with strong credit, asset and liability management, finance and accounting and corporate governance skills.

Malcolm S. McDonald, an independent director, serves as the Chairman of our board of directors. He is retired, having previously served as Chairman and Chief Executive Officer of Signet. He began his career at Irving Trust Company in New York. Mr. McDonald has an extensive background in executive bank management, bank lending, bank asset and liability management and strong corporate governance skills through his public bank holding company experience.

Robert J. Merrick is retired, having formerly served as the Chief Investment Officer of MCG Capital Corporation, a business development company (NASDAQ: MCGC), Mr. Merrick joined Bank of Virginia, a predecessor to Signet, in 1976 and rose to the office of Executive Vice President and Chief Credit Officer for Signet from 1985 to 1997. Mr. Merrick started his banking career in 1967 with Chemical Bank. Mr. Merrick has extensive banking, corporate finance, and senior executive credit and risk management experience.

Brian D. Jones has over 20 years of financial institutions and investment banking experience. Mr. Jones co-founded BankCap Partners in 2005. Prior to co-founding BankCap Partners, he spent 13 years at Bear Stearns & Co., Inc. in New York, Los Angeles and Dallas in various positions focused on providing investment banking services to commercial banks and other financial institutions.

Scott A. Reed has over 15 years of financial institutions and investment banking experience. Prior to co-founding BankCap Partners in 2005, Mr. Reed worked for Swiss Bank Corporation (derivatives trading), Principal Financial (investment banking), Bain & Company (strategy consulting) and Bear Stearns & Co., Inc. (investment banking—Financial Institutions Group). Mr. Reed also serves on the Bank’s board of directors.

Palmer P. Garson is a Managing Director of Cary Street Partners, LLC, a wealth management and investment banking company. Prior to joining Cary Street Partners, Ms. Garson was a co-founder and Managing Partner of Jefferson Capital Partners, a private equity firm. Prior to co-founding Jefferson Capital Partners, Ms. Garson developed extensive corporate finance and investment banking experience while working for A.G. Edwards, Morgan Stanley & Co. and Mellon Bank.

Patrick D. Hanley is the Chief Executive Officer of Gallium Technologies, LLC, a company that designs accounts receivable collection software. Prior to his work with Gallium Technologies, Mr. Hanley served as Senior Vice President-Finance and Accounting of UPS Ground Freight, Inc., formerly Overnite Corporation. Mr. Hanley has extensive knowledge on the management of public companies and significant accounting, finance and SEC reporting experience.

Mark B. Sisisky is a Managing Director of Caprin Asset Management, a registered investment advisor specializing in the management of fixed income portfolios. Prior to joining Caprin in August 2002, Mr. Sisisky served for 14 years as President and Chief Executive Officer of Lee Distributing Co., Inc., an Anheuser-Busch wholesaler serving Southside Virginia. Mr. Sisisky has extensive experience operating and managing businesses and investment portfolio and risk management, as well as substantial corporate governance experience.

Larry L. Felton is retired, having previously served as Chief Operating Officer, Vice-President-Finance and Administration, and Treasurer of Angus I. Hines, Inc., a petroleum distributor and convenience store chain in Virginia. Mr. Felton was one of the founding directors of SuffolkFirst Bank and its parent bank holding company, First Bankshares. Mr. Felton has extensive experience operating and managing businesses similar to the types of businesses we are targeting.

Peter C. Jackson, is President of Jackson Real Estate, a family owned and operated real estate business. Mr. Jackson was one of the founding directors of SuffolkFirst Bank and its parent bank holding company, First Bankshares. Mr. Jackson has significant experience and knowledge of the Hampton Roads real estate markets, especially the Suffolk real estate market.

James E. Turner is retired, having previously served as President and Chief Operations Officer of General Dynamics, Falls Church, Virginia. Mr. Turner was one of the founding directors of SuffolkFirst Bank and its parent bank holding company, First Bankshares. Mr. Turner served on the Virginia Tech Board of Visitors for eight years and was Rector for five years. Mr. Turner has extensive executive management experience and substantial corporate governance experience.

For additional information on our board of directors, see “Management—Executive Officers and Directors—Directors.”

We know how to implement a consistent relationship focus. While larger financial institutions generally offer comprehensive products and services, we believe they often lack a consistent relationship focus desired by our target customers. Conversely, community banks may offer a more consistent relationship focus, but often do not have the financial resources or commercial banking expertise to meet middle market business needs. Our bankers work closely with customers and prospective customers to understand their management and business strategies to determine how we can assist them with their financing needs in a safe and sound manner. Additionally, we believe that our enhanced capitalization resulting from this offering will bolster our competitive position across our target markets allowing us to meet the needs of creditworthy target customers.

We offer a broad range of sophisticated and competitively priced banking services and products. We offer a broad range of sophisticated and competitively priced banking services and products, including both a broad selection of commercial and retail banking services (including commercial and industrial loans, commercial and residential real estate loans, and select consumer loans) and a wide range of deposit products (including checking, money market, savings and time deposits) as well as a variety of treasury products. We believe that a banking relationship that includes multiple services and products is fundamental to profitable and long lasting customer relationships.

We offer a platform for experienced bankers to practice their trade. We offer highly skilled bankers a work environment that is fast paced, entrepreneurial and responsive to customer needs. Our bankers recognize that our local market focus and decision making provide us with a competitive advantage over banks that do not have these attributes. Talented bankers understand that our focus on building long-term customer relationships is central to our ability to build long-term shareholder value. We believe our platform and focus is attractive and motivating and, in the long run, will help us recruit and retain talented bankers.

We adhere to a disciplined, return on equity pricing framework that we believe will generate attractive long-term returns. We believe that disciplined pricing of credit, deposit and treasury services in order to earn attractive risk-adjusted returns is critical to our ability to attract capital to fund our growth. Our management and board of directors have extensive experience in assessing the capital required for credit risks. For example, we allocate capital at the loan level based on loan type and risk rating. A commercial real estate loan typically requires more capital than a commercial and industrial loan. Also, a loan risk rated 3 requires less capital than a loan risk rated 5. Consequently, we analyze each customer relationship from the standpoint of its return on equity relative to our expected rate of return.

We are process driven and know how to scale our business. Our management team and board of directors came together to create a financial institution sharply focused on implementing our business model in our target markets where we have been involved for many years. Our management team and board of directors have experience managing and operating larger and more complex financial institutions. We believe we have integrated the First Bankshares acquisition efficiently and effectively, including a system conversion to a stronger core platform to support our growth. We are focused on execution across the organization and have instituted new policies and procedures that focus on the safety and soundness of our organization and allow us to scale functions as we grow organically or through acquisitions.

Our Business Strategy

Our overall business strategy is to become Virginia’s business bank of choice for our target customers in our target markets. We intend to capitalize on our competitive strengths to distinguish us from other banking alternatives in these markets. Through this business strategy, we intend to achieve profitability and build shareholder value. Our specific business strategies are as follows:

Focus on Middle-Market and Small Businesses. Bank consolidation in Virginia has resulted in several large national and super-regional banks entering or expanding into our target markets through the acquisition of local banks. We believe this consolidation has left a void for banks focused on middle market and small businesses. We intend to focus on this specific group of customers. We believe that these targeted businesses often have more complex and larger credit requirements than community banks are able to address, and that these businesses seek a relationship-oriented banking experience that is increasingly difficult to find in large banks. We believe that our enhanced capitalization resulting from this offering will enable our bankers to meet a broad range of these customers’ needs. Also, we believe that the personal attention from our local staff, in combination with our use of technology, will allow us to offer to our customers tailored solutions that fit their evolving needs.

Retain and Recruit Highly Competent Personnel. To supplement our experienced management team, we have recruited, and expect to continue to recruit, talented bankers with deep credit and relationship management skills and knowledge of our target markets. With full recognition that we operate in a highly regulated industry, we seek to foster an entrepreneurial and non-bureaucratic culture that promotes a high energy environment for all employees. Additionally, we believe we provide competitive short and long-term compensation opportunities, including stock options, for our key employees. These compensation plans are aligned with shareholder expectations and are subject to senior management and board oversight.

Maintain Local Decision-Making and Accountability. We believe that we have a competitive advantage over large national and super-regional banks to win business by providing superior credit services with experienced, knowledgeable management, local decision making capabilities and prompt decisions. Our operating model allows for clear lines of internal communication and local decision making such that we are able to give our customers and prospects insightful solutions to their banking needs and prompt responses to their requests for advice and assistance.

Focus on Asset Quality and Strong Underwriting. We consider asset quality to be of primary importance and have taken measures to ensure that, despite growth in our loan portfolio, we consistently maintain strong asset quality. As of September 30, 2010, we had $4.6 million in non-performing assets, which was 1.9% of total assets. We also seek to maintain a prudent allowance for loan and lease losses. As of September 30, 2010, the ratio of our allowance for loan and lease losses as a percentage of total loans was 0.9%. This allowance does not include the credit discount related to the loan portfolio acquired as part of the merger. As of September 30, 2010, our allowance for loan and lease losses plus the credit discount related to the acquired portfolio as a percentage of total loans was 5.1%. As of September 30, 2010, all of our non-performing assets were assets that are a part of the acquired portfolio.

Become a “Value Added” Banking Partner to Our Customers. We expect that pricing of banking services and products will continue to be competitive, but we intend to position ourselves to be viewed as the best “value added” banking partner to our target customers rather than having the lowest loan and highest deposit interest rates. Our banking team, which averages over 25 years of experience in financing operating businesses and real estate projects, understands that access to talented bankers and capital can be even more critical than its absolute price. We believe that we have quickly established a reputation for providing excellent service and relationship management and we intend to build upon that reputation to expand successfully throughout our target markets. Moreover, we believe we will have the capital required to compete successfully and address credit needs of our target customers.

Provide a Broad Offering of Sophisticated Banking Services and Products. We intend to continue to develop and offer what we believe is a sophisticated and competitive array of banking services and products to address the evolving needs of our target customers. For example, we believe that middle market businesses require robust treasury management and deposit services such as online banking, ACH and wires services, as well as debit block, positive pay, reverse positive pay and fraud protection. We will focus on providing high quality service administered by local personnel who have established relationships with our customers. We believe we have in place the technology infrastructure and core operating platform to support our services and products for the foreseeable future.

Selectively Pursue Acquisitions. In addition to our primary strategy to grow organically, we may seek to acquire other financial institutions or branches or assets of those institutions in our target markets. The Virginia banking landscape is highly fragmented with a large number of small institutions. As of September 30, 2010, of the 106 banks headquartered in Virginia, 88 had less than $1 billion in assets and 69 had assets less than $500 million. We may also expand into new lines of business related to our core banking business. We believe that with our enhanced capital position following the completion of this offering we will be well-positioned to take advantage of acquisition opportunities as they may arise that we believe will create value for our shareholders consistent with our strategies. For example, we believe that we qualify to participate in FDIC assisted transactions to purchase assets and assume deposits of failed banks in our target markets. However, acquisitions are ancillary to our organic growth strategy and our success is not dependent on making acquisitions.

Target Markets Overview

We believe Virginia’s economy and demographic profile make it among the most attractive banking markets in the United States. With an estimated population of approximately 8.0 million residents as of July 1, 2009, Virginia is the twelfth most populous state in the United States according to data released in mid 2010 by SNL Financial LC, or SNL, and based on estimates made by mapping and demographics company ESRI and on U.S. Census Bureau estimates as of July 2010. Virginia is home to three of the 50 largest metropolitan statistical areas, or MSAs, which are our target markets of Washington, DC-MD-VA-WV (# 8), Norfolk-Virginia Beach-Newport News, VA-NC (# 36), and Richmond-Petersburg, VA (# 43). We believe our target markets offer significant growth potential based, in part, on the following specific attributes:

Vibrant Business Environment

We believe that Virginia has a vibrant business-friendly environment.

•	The strength of Virginia’s business environment has been recognized by various independent sources:

•	In 2010, Virginia placed second in an independent study conducted by Forbes.com evaluating America’s top states for business.

•	Since 2007, Virginia has ranked first or second in CNBC’s survey of the best state for business in America.

•	In its 2009 CEO Confidence Index, Chief Executive Magazine ranked Virginia as the fourth best state for business.

As of May 2010, there were 20 Fortune 500 companies based in Virginia, of those 18 were headquartered in our target markets. Additionally, 31 Fortune 1000 companies are headquartered in Virginia, 28 of which were headquartered in our target markets.

According to the most current data released by the U.S. Bureau of Economic Analysis, Virginia’s nominal gross domestic product, or GDP, was estimated at nearly $408 billion, and ranked ninth in the nation.

Virginia is a right to work state that allows individuals the right to work regardless of membership in a labor union or organization. Virginia has a AAA bond rating and has 30 publicly-funded and non-profit small business incubators.

We believe the low cost of doing business, the high quality of the workforce and the favorable business and regulatory environment all contribute to the quality of Virginia’s business environment.

The Golden Crescent

We operate in a region that we refer to as the Golden Crescent. This region, which includes our target markets, is the geographic arc that stretches southeast from the Greater Washington, D.C. region through the Richmond region to the Hampton Roads region, including Suffolk.

Washington, DC-MD-VA-WV MSA: The Washington MSA is an economic powerhouse unto itself. This MSA contains Northern Virginia, the District of Columbia and several counties in Maryland and West Virginia. As reflected in the chart below and based on April 2010 data from the U.S. Bureau of Economic Analysis, the GDP of the Washington MSA is approximately equal to Virginia’s statewide GDP.

We believe that the Washington MSA is one of the most attractive markets in the nation. The Washington MSA is the eighth largest MSA in terms of population, with an estimated population of 5.5 million according to SNL data released in 2010. The Virginia portion is home to the headquarters of nine Fortune 500 companies, the Maryland portion of the MSA is home to five Fortune 500 companies, and the District of Columbia portion of the MSA is home to four Fortune 500 companies.

Richmond-Petersburg, VA MSA: Richmond’s central location enables it to benefit from almost all sectors of Virginia’s economy. As Virginia’s capital, Richmond is located within a short drive of the naval ports to the East, a concentration of high-tech industry and the Federal government to the North, and agriculture and mining to the South and West. As of September 30, 2010, Richmond was home to six Fortune 500 companies and 10 Fortune 1000 companies and was also home to the Federal Reserve’s Fifth District Bank. With its central location in the state, growing technology industry and strong export sector, the Richmond MSA enjoys a healthy, vibrant economy.

Norfolk-Virginia Beach-Newport News, VA-NC MSA: The Norfolk-Virginia Beach-Newport News, VA-NC MSA is also known as the Hampton Roads region. Hampton Roads is notable for its year-round ice-free harbor, for U.S. Navy, Coast Guard, Air Force, NASA, Marines and Army facilities, shipyards, coal piers and hundreds of miles of waterfront property and beaches, all of which contribute to the diversity and stability of the region’s economy. Norfolk is home to the corporate headquarters of Norfolk Southern Corporation, a Fortune 500 company. The Hampton Roads region enjoys well-developed cargo handling and transportation through the extensive rail service provided by Norfolk Southern and CSX Corporation. Virginia Beach is home to 12 major military installations representing all branches of the U.S. Armed Forces, including the world’s largest naval base and the home of the U.S. Atlantic Fleet. Newport News is home to two national laboratories, a network of academic programs and research centers, and a technology-focused business sector. According to statistics from the U.S. Department of Commerce, the U.S. Bureau of Census, the Virginia Maritime Association, the American Association of Port Authorities and the Virginia Port Authority, the port of Virginia ranks third in the United States for exports on the east coast after the ports of New York, New York and Savannah, Georgia based on twenty foot equivalent units and ranks seventh nationally by total cargo handled based on thousands of short tons.

In terms of employment, Virginia has consistently outperformed comparative national figures. This is especially the case in our target markets, as is shown in the chart below based on data released by the U.S. Bureau for Labor Statistics in October 2010 that tracks unemployment through the end of September 2010.

Another indication of Virginia and Golden Crescent economic performance can be seen in the U.S. Bureau of Economic Analysis’ most current estimates for annual per capita income. The most current estimates were released in April 2010 and are based on 2008 data.

Diverse Business Base

We believe Virginia’s economy is well-balanced across a diverse range of industries. According to the most recent data released by the U.S. Bureau of Labor Statistics, government and government agencies comprised roughly 19% of Virginia total employment at September 2010 month end with more than 80% of employment coming from the private sector.

Below is a chart depicting the percentage of employment by industry as of the end of September 2010:

Defense Spending

Virginia has consistently benefited from U.S. Defense spending. According to the U.S. Department of Defense, or DoD, Virginia ranked first in terms of direct expenditures by the DoD in 2009. According to Virginia National Defense Industrial Authority and based on work from George Mason University’s Center for Regional Analysis, direct spending and employment, either as civilian employees of the DoD or active duty service members, the DoD contributed approximately 16% of Virginia’s statewide GDP in 2008. Especially during periods of economic contraction and slow growth, we believe that Virginia’s important role in the nation’s defense provides relative stability to its economy.

Attractive Deposit Base

According to SNL data as of September 30, 2010, Virginia is the twelfth largest state deposit market in the United States. Deposits held by banks and thrifts in Virginia totaled $157.6 billion, up from $81.4 billion as of December 31, 2000, an average annual growth rate of more than 6% during this period. Based on data from the U.S. Bureau of Economic Analysis, the average national GDP growth rate was 2.0% during the same period. Deposits in banks and thrifts in the Washington MSA (including the non-Virginia portions of the Washington MSA) were $137.1 billion compared to $157.6 billion for Virginia. Deposits in banks and thrifts in the Richmond-Petersburg, VA MSA were $29.7 billion, or 18% of Virginia deposits. Deposits in banks and thrifts in the Norfolk-Virginia Beach-Newport News, VA-NC MSA were $20.3 billion, or 12.9% of Virginia deposits.

Favorable Tax Climate

According to the Tax Foundation, Virginia ranks twelfth among the 50 states in the Tax Foundation’s State Business Tax Climate Index. The Index compares the states in five areas of taxation that impact business: corporate taxes; individual income taxes; sales taxes; unemployment insurance taxes; and taxes on property, including residential and commercial property. Virginia’s 6% corporate income tax rate has not increased since 1972.

Established Infrastructure

According to the Virginia Partnership for Economic Development, 10 railroads operate on more than 3,200 miles of railway in Virginia, of which more than 3,100 miles are Class I (defined as having annual carrier operating revenues of $250 million or more). Two of the nation’s largest railroads operate in Virginia: CSX Corporation and Norfolk Southern Corporation, the latter of which is headquartered in Norfolk, Virginia.

Fourteen commercial airports serve Virginia, including two of the nations busiest: Washington-Dulles International and Ronald Reagan Washington National.

The Port of Virginia offers world-class shipping facilities. According to the Virginia Port Authority Comprehensive Annual Report for the fiscal year ending June 30, 2010, the Port’s success has generated huge economic spin-off benefits to Virginia. According to the Virginia Port Authority, port related business annually provides over 343,000 jobs, $41 billion in revenues, $13.5 billion in payroll compensation, and $1.2 billion in local tax revenues. Since 1996, the Virginia Port Authority reports that port-related warehousing and distribution investment has increased by over $416 million and employs more than 12,000 people in Hampton Roads alone. The Virginia Inland Port in Front Royal, Virginia has attracted 24 warehousing and distribution facilities with more than 6 million square feet of space and 7,000 workers. Wal-Mart, Target, Home Depot and others have all set up distribution facilities in Virginia to take advantage of the world class port facility and structure.

Competition

While our banking model has been implemented in other parts of the United States, the model is new in Virginia. The Virginia banking landscape is quite fragmented with many small banks having very little market share for deposits and profitable banking relationships while the large out of state national and super-regional banks control the majority of deposits and profitable banking relationships.

Competition among financial institutions is based on many factors. We believe the most important factors that determine success are the quality and experience of bankers and their banking relationships with customers. Other factors include the quality of services and products offered, interest rates offered on deposit accounts, interest rates charged on loans, service charges and in the case of loans to larger commercial borrowers, applicable lending limits.

Our key competitive advantage lies in our ability to target, underwrite and manage commercial and industrial and commercial real estate loans. While these skill sets exist at some of the large banks, they generally do not exist at community banks. Our management team and bankers have spent their entire careers working with middle-market and small business management teams on their business and strategic plans and providing financing to these businesses in a broad array of industries. Our bankers are skilled salespeople and consultants and have well-honed credit skills that allow them to work side by side with customers and prospects to determine how and under what conditions we can provide financing and other banking services to serve their needs.

We recognize that there are banks with which we compete that have greater financial resources, access to capital and lending capacity than we do and offer a wider range of deposit and lending instruments than we do. However, given our existing capital base, which should be enhanced as a result of this offering, we expect to be able to meet the majority of middle market credit needs. As of September 30, 2010, our legal lending limit to any one customer was $7.8 million and our house limit to any one customer was $5 million. Taking into account the net proceeds of this offering and assuming the underwriters do not exercise their over-allotment option, our legal lending limit would increase to approximately $14 million and our internal house limit would increase to approximately $8.4 million.

As depicted in the following chart, we describe the Virginia banking landscape as a “barbell” dominated on one side by many small community banks that have very little deposit market share and a few large national banks on the other side of the “barbell” that dominate the deposit market share. As of September 30, 2010, there were 69 Virginia-based institutions with less than $500 million in assets, 19 Virginia-based commercial banks with assets between $500 million and $1 billion, and 15 Virginia commercial banks with assets greater than $1 billion. Other than Capital One Financial Corporation, National Association and HSBC Bank USA, National Association, no Virginia-based bank or thrift had assets in excess of $5 billion.

We believe that our target markets provide a significant opportunity to implement our business model given its excellent long-term demographics and fragmented banking competition.

Products and Services

We offer a range of sophisticated and competitively priced banking products and services, including commercial and consumer checking accounts, non-interest-bearing demand accounts, money market accounts, savings accounts, as well as time deposits, as well as secured and unsecured commercial and industrial loans, commercial real estate loans (including construction and land development loans), residential real estate loans, consumer loans and other products. We further offer comprehensive internet banking services. We are a member of the START™ and PLUS™ automated teller, or ATM, networks in order to provide customers with access to ATMs worldwide.

We offer a high level of personalized service to our customers through our relationship managers and branch personnel. We believe that a banking relationship that includes multiple services, such as loan and deposit services, is the key to profitable and long-lasting customer relationships and that our local focus and local decision making provide us with a competitive advantage over banks that do not have these attributes.

Deposits and Treasury Management Services

To maintain existing deposits and attract new deposits, we offer a broad product line and competitive rates and services. We expect to continue to obtain deposits through a variety of means, including effectively leveraging our branch system and solicitation by our bankers. In the future, we also expect to employ sales personnel singularly focused on raising core deposits.

In addition, we view treasury management capabilities as key to our middle market business and other target customers and an important factor in building core deposits. We have dedicated treasury sales personnel who are exclusively focused on providing sophisticated cash management services and products to customers such as online banking, ACH and wires services, as well as debit block, positive pay, reverse positive pay and fraud protection. In addition to these services, we also offer remote deposit capture, direct deposit and merchant services. Our technology platform is well suited to supporting these services and products on a greater scale.

From January 1, 2010 through September 30, 2010, we increased our core account balances, consisting of checking, money market and savings accounts, by $34.1 million, or 133%, and reduced our dependency on certificates of deposits from 78% of total deposits to 64% of total deposits. These results reflect our intention to build profitable and long-lasting customer relationships and our focused approach to funding loan growth through transaction accounts. We believe that transaction accounts have longer average lives and less price sensitivity than time deposits.

Types of Lending Products

We offer a full range of lending products to commercial and industrial, commercial real estate, private banking and select retail market clients. Our fundamental plan is to have talented bankers building full banking relationships with high quality customers. We believe that there is no substitute for knowing and understanding your customer when seeking attractive risk-adjusted returns in the extension of credit. We plan to continue to evaluate and adapt our services and product offerings regularly as our customer base grows and the needs of the marketplace change.

Our categories of loans include commercial and industrial loans, real estate loans, including commercial income-producing real estate loans, construction and development loans, residential real estate loans, and consumer loans. These loan categories have been selected because we believe our target customers often have credit needs that that community banks cannot meet, and they seek a relationship-oriented banking experience that is increasingly difficult for customers to find in large banks.

The principal risk associated with each category of loans we make is the creditworthiness of the borrower. Borrower creditworthiness is affected by general economic conditions and the attributes of the relevant business market or industry segment. Attributes of the relevant business market or industry segment include the competitive environment, customer and supplier power, threat of substitutes, and barriers to entry and exit. We believe ultimately the quality of the commercial borrower’s management is the most important factor driving creditworthiness. Management’s ability both to properly evaluate changes in the supply and demand characteristics affecting its markets for products and services and to respond effectively to such changes, among other abilities, are significant factors that determine a commercial borrower’s creditworthiness. Our credit policy requires that key risks be identified and measured, documented and mitigated, to the extent possible, to seek to ensure the soundness of our loan portfolio.

Our credit policy also provides detailed procedures for making loans to individuals along with the regulatory requirements to ensure that all loan applications are evaluated subject to our fair lending policy. Our credit policy addresses the common credit standards for making loans to individuals, the credit analysis and financial statement requirements, the collateral requirements, including insurance coverage where appropriate, as well as the documentation required. Our ability to analyze a borrower’s current financial health as well as their credit history and the value of collateral as a secondary source of repayment, when applicable, are significant factors in determining the credit worthiness of loans to individuals.

We expect our loan portfolio to have a larger percentage of commercial and industrial loans due to (1) our focus on middle market and small businesses, (2) our ability to serve larger middle-market customers given our enhanced capitalization resulting from this offering and (3) the expertise and experience of our management team and employees.

As of September 30, 2010, less than 5% of our total loan portfolio was unsecured, representing loans made to borrowers considered to be of sufficient financial strength to merit unsecured financing.

As of September 30, 2010, 48.7% of our total loan portfolio were fixed rate loans and 51.3% of our total portfolio were variable rate loans. During the nine-month period ended September 30, 2010, we approved $156.8 million in loans, closed $65.2 million in loans and increased outstanding loans by $34.6 million. Of the new loans outstanding, $5.2 million, or 15%, were fixed rate loans and $29.4 million, or 85%, were variable rate loans as we focus on increasing the asset sensitivity of our balance sheet.

Commercial and Industrial Loans. Our commercial borrowers are primarily small to middle market businesses engaged in a broad spectrum of businesses. Commercial and industrial loans can be a source of working capital or used to finance the purchase of equipment or to complete an acquisition. The terms of these loans vary by purpose and by type of underlying collateral, if any. Loans to support working capital typically have terms not exceeding one year and are usually secured by accounts receivable and inventory with the personal guarantees of the principals of the business. In some cases, we use an independent third party to assess and recommend appropriate advance rates (i.e., how much we will lend) based on the liquidation value of collateral. Additionally, we may use third-party monitoring of advance rates in some cases. For loans secured by accounts receivable or inventory, principal is typically repaid as the assets securing the loan are converted into cash. Typically, we make equipment loans for a term of three to five years at fixed or variable interest rates with the loan amortized over the term. Equipment loans are generally secured by the financed equipment at advance ratios that we believe are appropriate for the equipment type.

In our credit underwriting process, we carefully evaluate the borrower’s industry, operating performance, liquidity and financial condition. We underwrite credits based on multiple repayment sources, including operating cash flow, liquidation of collateral and guarantor support, if any. As of September 30, 2010, 94.5% of our commercial and industrial loans were secured and a significant portion of those loans were supported by personal guarantees. We closely monitor the operating performance, liquidity and financial condition of borrowers through analysis of periodic financial statements and meetings with the borrower’s management. As part of our credit underwriting process, we also review the borrower’s total debt obligations on a global basis. As of September 30, 2010, we had $58.9 million in commercial and industrial loans outstanding, comprising approximately 42.2% of our total loan portfolio. During the nine-month period ended September 30, 2010, we originated and closed $29.6 million in commercial and industrial loans.

Real Estate Loans. We make commercial real estate loans, construction and land development loans, and residential real estate loans.

Commercial Real Estate Loans. We make commercial real estate loans, or CRE loans, on income-producing properties. The primary collateral for CRE loans is a first lien mortgage on multi-family, office, warehouse, hotel or retail property plus assignments of all leases related to the properties. Our CRE loans generally have maturity dates that do not exceed five years, with amortization schedules of 15 to 25 years, with both floating and fixed rates of interest. We seek to reduce the risks associated with commercial mortgage lending by focusing our lending in our target markets and obtaining financial statements or tax returns or both from borrowers and guarantors at regular intervals. It is also our policy to obtain personal guarantees from the principals of the borrowers. Exceptions to our policy occur only rarely.

We also make construction and land development loans generally to local builders, developers or persons who will ultimately not occupy the property being developed. We have no loans to national developers. Our construction and land development loans are intended to provide interim financing on the property and the principal amounts are based on percentages of the cost or as-completed appraised value of the property securing the loans. Additionally, when underwriting the loan, we consider the operating performance, liquidity, financial condition and the reputation of the borrower and any guarantors, the amount of the borrower’s equity in the project, independent appraisals, cost estimates and pre-construction sale information. Construction and land development loan funds are disbursed periodically at pre-specified stages of completion of construction. We carefully monitor these loans with on-site inspections and by closely monitoring disbursements.

CRE loans are secured by business and commercial properties. Typically our loan-to-value benchmark for these loans is below 80% at inception, with satisfactory debt service coverage ratios as well.

As of September 30, 2010, we had $49.6 million in CRE loans outstanding, comprising approximately 36.6% of our total loan portfolio.

Residential Real Estate Loans. Our lending activities include the origination of first and second lien loans, including home equity line of credit loans, secured by residential real estate that is located primarily in our target markets offered to select customers. These customers would primarily include branch and private banking customers. Typically our loan-to-value benchmark for these loans is below 80% at inception, with satisfactory debt-to-income ratios as well. As of September 30, 2010, we had a total of $24.7 million in outstanding residential real estate loans, comprising 18.1% of our total loan portfolio.

Consumer Loans. Consumer loans largely include automobile loans in our target markets, and loans to our branch customers and private banking clients for consumer or business purposes. As of September 30, 2010, we had $4.7 million in consumer loans outstanding, comprising 4.3% of our total loan portfolio. Consumer lending, which we view as a national scale business, is not an area of focus for us.

Credit Policies and Administration

We seek to maintain a high quality loan portfolio as an essential part of our business strategy. We follow a specific set of credit standards appropriate to each loan type in order to properly assess, price and manage credit risk. These standards are detailed in our credit policy. Depending on the materiality of the exception and the amount of the loan commitment, exceptions to these standards may occur only with approval from our President and Chief Executive Officer, our Chief Credit Officer, our management credit committee (which is comprised of our President and Chief Executive Officer, Chief Credit Officer, Chief Financial Officer, Chief Lending Officer and Executive Vice President for Private Banking), or the credit policy committee of our board of directors, which is currently comprised of Messrs. Merrick (Chairman), Jackson, Jones, Layfield and McDonald.

Credit Risk Ratings. A key element of our credit policies and administration is our credit risk rating system. All significant commercial credit exposures carry risk ratings that are intended to convey accurately the current level of risk associated with the credit. We employ a dual rating system, the numbers 1-10 for the obligor, and the letters A-D for the collateral. The obligor rating is based on our assessment of the borrower’s probability of default while the collateral rating is our assessment of the probability of loss in the event of default.

Our obligor rating is used to describe the likelihood of a default by the borrower. The obligor rating scale is a 1-10 scale with a rating of 1 representing likelihood of default similar to that of the U.S. government. A rating of 10 represents a transaction where either a loss has already occurred or is anticipated in the near future and is able to be estimated. The obligor rating is determined through thorough credit analysis and is the responsibility of the banker and credit risk officer responsible for the credit relationship.

Collateral ratings are recommended by the banker in concert with the credit risk officer as a part of their credit analysis while underwriting a transaction or performing ongoing monitoring of an account. There are four letter grades (A through D) used to describe the value to the bank that the collateral package represents in a default scenario.

•	“A”—Generally appropriately margined liquid assets or nominally leveraged real estate or commercial assets.

•	“B”—Generally collateralized by professionally monitored inventory, owner occupied real estate, or assets leveraged to a greater extent than “A”.

•	“C”—Generally collateralized by generally monitored inventory or equipment, non-owner occupied real estate, or otherwise leveraged greater than “B”.

•	“D”—Unsecured, or collateralized with transferable business assets, or with assets leveraged to a greater extent than other ratings.

It is the responsibility of the banker and credit risk management officer to ensure that our risk ratings are accurate and changed in a timely fashion.

Loan Origination Procedure and Approval. Loan originations follow a process requiring a comprehensive evaluation of credit risk. This process includes a thorough evaluation of the borrower, collateral, and any guarantor support, covenant structure, monitoring plan and pricing. Our bankers and credit analysts originating the loan are responsible for preparing a thorough credit analysis covering these matters, including the preliminary assignment of the credit risks and collateral ratings. Our new and renewed loans are approved either by (1) certain officers with approval authority, (2) our management credit committee or (3) the credit policy committee of our board of directors. Approvals by the officers with approval authority are rarely used, except for loan exposures of less than $250 thousand and for some purchased portfolio renewals. The officers with approval authority for commercial loans are our President and Chief Executive Officer, our Chief Credit Officer and our Senior Vice President-Credit Officer. Our management credit committee approves the vast majority of loans. Credit approval is required by the credit policy committee of our board of directors for certain policy exceptions, the preponderance of which has been for credit exposures above our house lending limit, which is currently $5 million to any one customer.

For consumer loans, we have granted approval authority to our bankers for loans up to $150 thousand. For consumer loans above $150 thousand, we follow the approval process described above.

Loan Participations. We may purchase or sell participations in loans to manage concentration of credit risk and to accommodate our customers where loans would exceed our lending limits. We do not expect that our purchased participation loans will constitute a significant part of our future business strategy, and all participations will be subject to the same underwriting and approval guidelines used for direct loan originations.

Prior to the merger, SuffolkFirst Bank purchased 13 participations in loans made by Silverton Bank National Association, or Silverton Bank, and its subsidiary, Specialty Finance Group, LLC, or SFG. As of September 30, 2010, the total of these loan participations in our loan portfolio was $16.9 million, or approximately 12.4% of our total loans.

During the nine-month period ended September 30, 2010, these loan participations generally performed in line with our expectations at the time of the merger. Of these loan participations, $3.1 million are currently classified as non-performing. This $3.1 million in loan participations constituted 68% of our total non-performing assets as of September 30, 2010. Through the combination of merger acquisition accounting adjustments to carrying value and subsequent specific loan loss reserves allocated to these participations, we believe in aggregate that we are sufficiently protected against future losses on them.

On May 1, 2009, Silverton Bank was closed by the Comptroller of the Currency and the FDIC was appointed as its receiver, charged with the duty of winding up the affairs of Silverton Bank. Subsequent to the closing of Silverton Bank, the FDIC sold a significant portion its interests in Silverton Bank and SFG loan participations to third party investors who now administer those loans. As a result, at September 30, 2010, of the original 13 participations, nine are administered by new agents, three remain with the FDIC and SFG and one has been repaid in full. Although we continue to monitor them closely, we do not have administrative control of the 12 remaining participations.

The overall strategy for the Silverton Bank participations in our purchased loan portfolio is to manage risk and preserve the value of the underlying collateral while reducing our exposure through amortization and principal prepayments on an interim basis. Our objective is to exit these relationships through normal payoffs, sale of our loan participation interests or collateral disposition.

Loan Reviews. Our loan review function has been contracted to a third-party loan review specialist firm. This firm undertakes an annual review of the majority of our loan portfolio, checking for policy adherence, risk rating integrity and accuracy of our loan reserves. Reports of their findings are reviewed annually by our credit policy and audit and compliance committees as well as our board of directors and the Bank’s board of directors.

Criticized Loans and Problem Loan Management. The risk ratings for criticized assets are characterized as follows:

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Category 7 (Special Mention)—Loans with this risk rating are of questionable quality, but the risks are not sufficient to warrant classification. Such credits show a potential weakness in payment capacity, but are currently performing and have adequate secondary repayment sources. As of September 30, 2010, we had $9.1 million of special mention loans.

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Category 8 (Substandard)—Loans with this risk rating show a material reduction in the borrower’s payment capacity that could jeopardize the repayment of the loan. While there may be adequate collateral to protect against loss in liquidation, there is a distinct possibility of loss if the deficiencies are not corrected. As of September 30, 2010, we had $7.6 million of substandard loans (net of specific reserves).

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Category 9 (Doubtful)—Loans with this risk rating have material credit weaknesses, and inadequate collateral protection and collection of the full amount of the particular loan debt is unlikely based on what is currently known. As of September 30, 2010, we had $1.1 million of doubtful loans (net of specific reserves).

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Category 10 (Loss)—Loans with this risk rating are considered to be uncollectible. Such loans are charged off in the period when such a determination is made and are no longer carried on our consolidated balance sheet.

All credits with a risk rating between 7 and 10 are reviewed and discussed at our monthly watch list meetings. In addition, select “pass” credits are discussed due to the particular credit’s characteristics, which could include delinquency status, its industry position or other reasons identified by our management team, or our bankers. At this meeting, a formal assessment of risk and a detailed plan of action for each loan are presented by the applicable relationship manager. This assessment and plan is then approved, or modified.

Concentration of Credit Risk. As of September 30, 2010, our legal lending limit to any one customer was $7.8 million, but we have instituted an internal or house limit of $5 million to any one customer in order to reduce specific borrower concentration. This internal limit is calibrated relative to our risk ratings such that risk categories 5 and 6 have lower limits than categories 3 and 4. Credit exposures above our internal limit require approval by our management credit committee and the credit policy committee of our board of directors. Taking into account the net proceeds from this offering and assuming that the underwriters do not exercise their over-allotment option, our legal lending limit to any one customer would increase to $14 million and our internal house limit to any one customer would increase to approximately $8.4 million.

We also have policies limiting our exposure to riskier loan categories. For example, we have adopted two FDIC-suggested concentration limits for our commercial real estate loans. First, we limit our exposure to acquisition, land development and construction loans to less than 100% of our Tier 1 capital. As of September 30, 2010, our exposure was approximately 29%. Second, we limit our exposure to non-owner occupied commercial real estate loans to less than 300% of our Tier 1 capital. As of September 30, 2010, our exposure was approximately 177%. Further, we currently limit our CRE loans to 50% of our total loan portfolio. As of September 30, 2010, CRE loans comprised approximately 36.6% of our total loan portfolio.

Collection and Management of Past Due Loans. Our bankers and credit risk officers regularly monitor the payment performance of our borrowers. This group meets two times per month to review delinquencies and upcoming loan maturities. As applicable, the assigned relationship manager will initiate further action based on the specific circumstances to resolve delinquency problems as soon as possible. Material delinquent loans become either criticized or put on our “watch list,” either of which categorization puts these loans on our monthly watch list agenda for more in-depth discussion and resolution. These watch list meetings review delinquency, risk ratings, accrual status and specific loan action plans. When a loan reaches 90 days past due, it is placed on non-accrual status. If it is determined that a loan is not fully collectible, some or all of the loan balance will be charged off at the time of determination. Minutes of our watch list meetings are reviewed monthly by the management credit committee. Our criticized and non-performing loans are routinely reviewed by our credit policy committees of our board of directors and the Bank’s board of directors.

Loan Workout Process

Our most severely-rated loans are managed by our credit risk management officers, with significant input and counsel from a workout specialist engaged as a consultant to us who has more than 30 years of commercial real estate lending experience. As of September 30, 2010, all of our participation loans were in commercial real estate in the acquired portfolio and virtually all of them were rated no better than an 8 on our 10 point risk scale.

During any loan workout, changes to risk ratings and action plans are based on decisions by our bankers, workout specialists and credit risk officers. These action plans, risk ratings and accrual decisions are vetted in our monthly watch list meetings.

Asset and Liability Management

Our asset and liability management is governed by an asset and liability management policy, or ALCO policy. Our ALCO policy defines and coordinates each of the financial management functions, including (1) overall asset/liability management and strategy, (2) interest rate risk management, (3) liquidity management and (4) investment policy.

The ALCO management committee addresses the day-to-day management of the assets and liabilities in the Bank and is responsible for actively monitoring interest rate risk exposure. The ALCO management committee is comprised of our President and Chief Executive Officer, Chief Financial Officer, Chief Credit Officer, Chief Lending Officer, Senior Vice President of Finance, Controller and Compliance Officer. The ALCO committee of our board of directors, which is responsible for oversight of our ALCO policy, is currently comprised of Messrs. McDonald (Chairman), Felton, Layfield, Reed and Sisisky.

Generally, the ALCO management committee meets once per month. A minimum of four members must be present to compose a quorum that must include either our President and Chief Executive Officer or Chief Financial Officer. Key information that may be included in the package reviewed by our ALCO management committee includes economic forecasts, interest rate forecasts, and a variety balance sheet and income statement diagnostics as well as a variety of asset and liability reports provided by our third-party vendor that runs our simulation modeling software.

We evaluate the impact to our earnings and market value of equity based on changes in interest rates in both extreme and steadily increasing interest rate scenarios. We evaluate the effect of a change in interest rates of +/- 100 bps, +/- 200bps, and +/-300 bps, +/- 400 bps on both net interest income and its impact on the market value of equity. These impacts are measured relative to policy limits as defined in the ALCO policy. With respect to net interest income, our maximum policy limit is a negative change of 25% and the maximum policy limit for market value of equity is negative 30%. As of September 30, 2010, we were within all applicable policy limits.

The objective of our liquidity management is to ensure that we always maintain sufficient liquidity to address deposit fluctuations, loan demand changes and debt service requirements, and we track cash inflows and outflows intraday. In addition to the day-to-day management of liquidity, we have also developed a contingency liquidity funding plan that addresses the actions we would take in the event of low to severe liquidity stresses. These action plans detail the conditions and potential causes of the liquidity problems as well as key action plans for reducing the stress, including the assignment of responsibilities to key personnel.

Our ALCO policy includes our investment policy and addresses permitted investments, safekeeping and accounting classifications. Our approach to our investment portfolio has two components. First, it serves as both a primary and secondary source of liquidity. Second, it contributes to net interest margin.

As of September 30, 2010, we had an investment portfolio consisting entirely of securities with a book value of $62.1 million and a market value of $63.7 million. The average yield was 3.37% per annum with an average life of 4.32 years and a modified duration of 3.71 years. The investment portfolio was composed of fixed rate mortgage backed securities (74.8%), fixed rate collateralized mortgage obligations (13.2%), floating rate mortgage backed securities (8.4%) and direct obligation fixed rate corporate securities (3.6%).

All of our mortgage backed securities are guaranteed by Fannie Mae, Freddie Mac, or Ginnie Mae. As of September 30, 2010, our investment portfolio had an unrealized gain of $1.6 million.

Supervision and Regulation

General

Xenith Bank is a Virginia state-chartered member bank regulated by the Federal Reserve, and the Bureau of Financial Institutions of Virginia, or the Bureau of Financial Institutions. The Bank operates as a subsidiary under Xenith Bankshares, a one bank holding company. The Bank’s deposits are insured by the FDIC to the furthest extent permitted by law. Xenith Bankshares and the Bank are required by the Federal Reserve and the Bureau of Financial Institutions to file semi-annual and quarterly financial reports, respectively, on their respective financial condition and performance. In addition, the Federal Reserve and the Bureau of Financial Institutions conduct periodic onsite and offsite examinations of the Bank. We must comply with a variety of reporting requirements and banking regulations. The laws and regulations governing us generally have been promulgated to protect depositors, the deposit insurance funds and the banking system as a whole and are not intended to protect our various shareholders and other creditors. Additionally, we must bear the cost of compliance with reporting and other regulations; this cost can be significant and could affect our financial performance.

The Federal Reserve, Bureau of Financial Institutions and FDIC have the authority and responsibility to ensure that financial institutions are managed in a safe and sound manner and to prevent the continuation of unsafe and unsound activities. Additionally, they must generally approve significant business activities undertaken by financial institutions. Typical examples of such activities requiring approval include branch locations, mergers, capital transactions, and major organizational structure changes. Obtaining regulatory approval for these types of activities can be time consuming and expensive and ultimately might not be successful.

Insurance of Accounts and Regulatory Assessments

The Bank’s deposit accounts are insured by the Deposit Insurance Fund of the FDIC up to the maximum legal limits of the FDIC and are subject to regulation, supervision, and regular examination by the Bureau of Financial Institutions and the Federal Reserve. The regulations of these various agencies govern most aspects of the Bank’s business, including required reserves against deposits, loans, investments, mergers and acquisitions, borrowings, dividends, and location and number of branch offices.

Substantially all of the deposits of the Bank are insured up to applicable limits by the Deposit Insurance Fund of the FDIC and are subject to deposit insurance assessments to maintain the Deposit Insurance Fund. The FDIC utilizes a risk-based assessment system that imposes insurance premiums based upon a risk matrix that takes into account a bank’s capital level and supervisory rating, or CAMELS rating. The risk matrix utilizes four risk categories which are distinguished by capital levels and supervisory ratings.

In December 2008, the FDIC issued a final rule that raised the then current assessment rates uniformly by 7 basis points for the first quarter of 2009 assessment, which resulted in annualized assessment rates for institutions in the highest risk category, or Risk Category 1 institutions, ranging from 12 to 14 basis points (basis points representing cents per $100 of assessable deposits). In February 2009, the FDIC issued final rules to amend the DIF restoration plan, change the risk-based assessment system and set assessment rates for Risk Category 1 institutions beginning in the second quarter of 2009. For Risk Category 1 institutions that have long-term debt issuer ratings, the FDIC determines the initial base assessment rate using a combination of weighted-average CAMELS component ratings, long-term debt issuer ratings (converted to numbers and averaged) and the financial ratios method assessment rate (as defined), each equally weighted. The initial base assessment rates for

Risk Category 1 institutions range from 12 to 16 basis points, on an annualized basis. After the effect of potential base-rate adjustments, total base assessment rates range from 7 to 24 basis points. The potential adjustments to a Risk Category 1 institution’s initial base assessment rate, include (i) a potential decrease of up to 5 basis points for long-term unsecured debt, including senior and subordinated debt and (ii) a potential increase of up to 8 basis points for secured liabilities in excess of 25% of domestic deposits.

In May 2009, the FDIC issued a final rule that levied a special assessment applicable to all insured depository institutions totaling 5 basis points of each institution’s total assets less Tier 1 capital as of June 30, 2009, not to exceed 10 basis points of domestic deposits. The special assessment was part of the FDIC’s efforts to rebuild the DIF. The special assessment was collected by the FDIC on September 30, 2009.

In November 2009, the FDIC issued a rule that required all insured depository institutions, with limited exceptions, to prepay their estimated quarterly risk-based assessments for the fourth quarter of 2009 and for all of 2010, 2011 and 2012. The FDIC also adopted a uniform three-basis point increase in assessment rates effective on January 1, 2011. In December 2009, the Bank paid approximately $1.019 million in prepaid risk-based assessments, which is included in other assets on the accompanying consolidated balance sheet as of December 31, 2009.

The Bank’s FDIC insurance expense totaled approximately $261,000 in 2009. FDIC insurance expense includes deposit insurance assessments and Financing Corporation, or FICO, assessments related to outstanding FICO bonds. The FICO is a mixed-ownership government corporation established by the Competitive Equality Banking Act of 1987, the sole purpose of which was to function as a financing vehicle for the now defunct Federal Savings & Loan Insurance Corporation. The current annualized assessment rate is 1.14 basis points, or approximately 0.285 basis points per quarter. These assessments will continue until the FICO bonds mature in 2019.

The enactment of Emergency Economic Stabilization Act of 2008 temporarily raised the basic limit on federal deposit insurance coverage from $100,000 to $250,000 per depositor. The temporary increase in deposit insurance coverage became effective on October 3, 2008. In addition, on May 20, 2009, President Obama signed the Helping Families Save Their Homes Act, which extends the temporary increase in the standard maximum deposit insurance amount to $250,000 per depositor through December 31, 2013. This extension of the temporary $250,000 coverage limit became permanent under the Dodd-Frank Act. The Dodd-Frank Act also changes the basis for deposit assessments from an assessment based on deposits to one based on assets. The assessment base will be calculated based on the average consolidated total assets of the financial institution minus its tangible equity. In addition, the Dodd-Frank Act increases the minimum reserve ratio of the Deposit Insurance Fund, but the burden of the increase will be on institutions with total assets in excess of $10 billion.

Under the Federal Deposit Insurance Act, or FDIA, the FDIC may terminate deposit insurance upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC.

Bank Capital Adequacy Guidelines

The Federal Reserve has issued risk-based and leverage capital guidelines applicable to banking organizations that it supervises. Under the risk-based capital requirements, we are generally required to maintain a minimum “total risk-based capital ratio” of total capital to risk-weighted assets (including specific off-balance sheet activities, such as standby letters of credit) of 8%. At least half of total capital (4%) must be composed of “Tier 1 capital,” which is defined as common equity, retained earnings, and qualifying perpetual preferred stock less certain intangibles. The remainder may consist of “Tier 2 capital,” which is defined as specific subordinated debt, some hybrid capital instruments and other qualifying preferred stock, and a limited amount of the allowance for loan and lease losses. Assets are adjusted under the risk-based guidelines to take into account different risk characteristics, with the categories ranging from 0% (requiring no risk-based capital) for assets such as cash and certain U.S. government and agency securities to 100% for the bulk of assets that are typically held by a bank holding company, including certain multi-family residential and commercial real estate loans, commercial and industrial loans, and consumer loans. Residential first mortgage loans on one- to four-family residential real estate and certain seasoned multi-family residential real estate loans, which are not 90 days or more past due or non-performing and which have been made in accordance with prudent underwriting standards, are assigned a 50% level in the risk-weighting system, as are certain privately issued mortgage-backed securities representing indirect ownership of such loans. We are also generally required to maintain a minimum “Tier 1 risk-based capital ratio” of Tier 1 capital to risk-weighted assets.

In addition to the risk-based capital requirements, the Federal Reserve has established a minimum 4.0% “Tier 1 leverage ratio” requirement (i.e., Tier 1 capital to average total consolidated assets).

The highest rated banks are those that have well-diversified risk, including no undue interest rate risk exposure, excellent asset quality, high liquidity, and good earnings; and that, in general, are considered a strong banking organization. A bank having less than the minimum Tier 1 leverage ratio requirement is required, within 60 days of the date as of which it fails to comply with such requirement, to submit a reasonable plan describing the means and timing by which it will achieve its minimum Tier 1 leverage ratio requirements. A bank that fails to file such a plan is deemed to be operating in an unsafe and unsound manner and could be subject to a cease-and-desist order. Any insured depository institution with a Tier 1 leverage ratio that is less than 2.0% is deemed to be operating in an unsafe and unsound condition pursuant to Section 8(a) of the FDIA and is subject to potential termination of deposit insurance. However, such an institution will not be subject to an enforcement proceeding solely on account of its capital ratios, provided it has entered into and is in compliance with a written agreement to increase its Tier 1 leverage ratio and to take such other action as may be necessary to operate in a safe and sound manner. The capital regulations also provide, among other things, for the issuance of a capital directive, which is a final order issued to a bank that fails to maintain minimum capital or to restore its capital to the minimum capital requirement within a specified time period. Such directive is enforceable in the same manner as a final cease-and-desist order.

Under these regulations, a commercial bank will be:

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“well-capitalized” if it has a total risk-based capital ratio of 10% or greater, a Tier 1 risk-based capital ratio of 6% or greater, and a Tier 1 leverage ratio of 5% or greater and is not subject to any written capital order or directive;

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“adequately capitalized” if it has a total risk-based capital ratio of 8% or greater, a Tier 1 risk-based capital ratio of 4% or greater, and a Tier 1 leverage ratio of 4% or greater (3% in certain circumstances) and does not meet the definition of “well-capitalized”;

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“undercapitalized” if it has a total risk-based capital ratio of less than 8%, a Tier 1 risk-based capital ratio of less than 4%, and a Tier 1 leverage ratio of less than 4% (3% in certain circumstances);

•	“significantly undercapitalized” if it has a total risk-based capital ratio of less than 6%, a Tier 1 risk-based capital ratio of less than 3%, and a Tier 1 leverage ratio of less than 3%; or

•	“critically undercapitalized” if it has a ratio of tangible equity to total assets that is equal to or less than 2%.

The risk-based capital standards of the Federal Reserve explicitly identify concentrations of credit risk and the risk arising from non-traditional activities, as well as an institution’s ability to manage these risks, as important factors to be taken into account by the agency in assessing an institution’s overall capital adequacy. The capital guidelines also provide that an institution’s exposure to a decline in the economic value of its capital due to changes in interest rates be considered by the agency as a factor in evaluating a banking organization’s capital adequacy.

As of September 30, 2010, we had met all minimum capital adequacy requirements to which we are subject and are categorized as “well-capitalized.” Since September 30, 2010, there are no conditions or events that our management believes have changed our status as “well-capitalized.” For additional information regarding our capital ratios, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Capital Adequacy.”

Bank Holding Company Regulation

Under the Federal Reserve guidelines, every bank holding company must serve as a “source of strength” for each of their bank subsidiaries. Currently, BankCap Partners is deemed a bank holding company for Atlantic Capital Bank and the Bank. The position of BankCap Partners as a source of strength to other depository institutions may limit its ability to serve as a source of strength for the Bank and could adversely affect the Bank’s ability to access resources of BankCap Partners. Federal bank regulatory agencies have additional discretion to require a bank holding company to divest itself of any bank or non-bank subsidiary if the agency determines that divestiture may aid the depository institution’s financial condition.

A bank for which BankCap Partners is deemed to be a bank holding company may be required to indemnify, or cross-guarantee, the FDIC against losses the FDIC incurs with respect to any other bank controlled by BankCap Partners. In addition, the Federal Deposit Insurance Corporation Act of 1991 requires that an insured depository institution shall be liable for the loss incurred or anticipated by the FDIC arising from the default of a commonly controlled insured depository institution or any assistance provided by the FDIC to any commonly controlled insured depository institution in danger of default. Accordingly, the Bank may be obligated to provide financial assistance to Atlantic Capital Bank or any other financial institution for which BankCap Partners is deemed to be a bank holding company. Any financial assistance that the Bank is required to provide would reduce our capital and could result in a total loss of your investment.

Atlantic Capital Bank is a Georgia state non-member bank headquartered in Atlanta, Georgia that was founded in 2007. Atlantic Capital Bank operates as a full-service, locally managed commercial bank that specifically targets the financial needs of middle market corporations, emerging growth companies, real estate developers and investors, and the principals of these companies, as well as affluent families. Atlantic Capital Bank’s primary geographic market is Metropolitan Atlanta, the state of Georgia, and the southeastern United States.

Atlantic Capital’s common stock is not registered under the Exchange Act and, as a result, Atlantic Capital does not file annual, quarterly and current reports, proxy statements or other information with the SEC. The following financial and regulatory information was included, among other information, in publicly available Reports of Condition and Income (also known as “call reports”) filed by Atlantic Capital with the FDIC, which reports are not incorporated by reference in this prospectus. We note that we have not been, and in the future will not be, involved in the preparation and filing of Atlantic Capital’s call reports or the conduct of its business.

As of September 30, 2010, Atlantic Capital reported total assets of $800.1 million, gross loans of $613.3 million, reserves for loan losses of $10.7 million, total deposits of $661.2 million and total bank equity capital of $106.0 million. In addition, as of September 30, 2010, Atlantic Capital reported total cash and securities of $183.3 million, other real estate owned of $1.8 million, total borrowed money of $27.5 million and unused commitments of $207.2 million.

As of September 30, 2010, Atlantic Capital reported a total risk-based capital ratio of 15.96%, a Tier 1 risk-based capital ratio of 14.71% and a Tier 1 leverage ratio of 13.26%.

Atlantic Capital reported a net loss of $8.0 million and a net loss of $9.5 million for the full years ended December 31, 2008 and 2009, respectively. For the nine months ended September 30, 2010, Atlantic Capital reported net income of $2.5 million.

Prompt Corrective Action

Immediately upon becoming undercapitalized, a depository institution becomes subject to the provisions of Section 38 of the FDIA, which: (a) restrict payment of capital distributions and management fees; (b) require that the appropriate federal banking agency monitor the condition of the institution and its efforts to restore its capital; (c) require submission of a capital restoration plan; (d) restrict the growth of the institution’s assets; and (e) require prior approval of certain expansion proposals. The appropriate federal banking agency for an undercapitalized institution also may take any number of discretionary supervisory actions if the agency determines that any of these actions is necessary to resolve the problems of the institution at the least possible long term cost to the deposit insurance fund, subject in certain cases to specified procedures. These discretionary supervisory actions include: (a) requiring the institution to raise additional capital; (b) restricting transactions with affiliates; (c) requiring divestiture of the institution or the sale of the institution to a willing purchaser; and (d) any other supervisory action that the agency deems appropriate. These and additional mandatory and permissive supervisory actions may be taken with respect to significantly undercapitalized and critically undercapitalized institutions.

Basel III

On December 17, 2009, the Basel Committee, proposed significant changes to bank capital and liquidity regulation, including revisions to the definitions of Tier 1 capital and Tier 2 capital applicable to Basel III.

The short-term and long-term impact of the new Basel III capital standards and the forthcoming new capital rules to be proposed for non-Basel III U.S. banks is uncertain. As a result of the recent deterioration in the global credit markets and the potential impact of increased liquidity risk and interest rate risk, it is unclear what the short-term impact of the implementation of Basel III may be or what impact a pending alternative standardized approach to Basel III option for non-Basel III U.S. banks may have on the cost and availability of different types of credit and the potential compliance costs of implementing the new capital standards.

On September 12, 2010, the oversight body of the Basel Committee announced a package of reforms which will increase existing capital requirements substantially over the next four years. These capital reforms were endorsed by the G20 at the summit held in Seoul, South Korea in November 2010.

Dodd-Frank Act

The Dodd-Frank Act was signed by President Obama in July 2010. The Dodd-Frank Act will result in a major overhaul of the current financial institution regulatory system. A summary of certain provisions of the Dodd-Frank Act is set forth below, along with information set forth in the applicable sections of this “Supervision and Regulation” section. Among other things, the Dodd-Frank Act establishes a new, independent Consumer Financial Protection Bureau tasked with protecting American consumers from unfair, deceptive and abusive financial products and practices. The Dodd-Frank Act also creates the Financial Stability Oversight Council, which would focus on identifying, monitoring and addressing systemic risks in the financial system. The Financial Stability Oversight Council would, among other tasks, make recommendations for increasingly strict rules for capital, leverage, and other requirements as a company’s size and complexity increased. The Dodd-Frank Act also requires the implementation of the “Volcker Rule” for banks and bank holding companies, which would prohibit, with certain limited exceptions, proprietary trading, investment in and sponsorship of hedge funds and private equity funds, and generally otherwise limit the relationships with such funds. The Dodd-Frank Act also includes provisions that, among other things, reorganize bank supervision and strengthen the Federal Reserve Board.

The Dodd-Frank Act includes savings associations and industrial loan companies, as well as banks, in the nationwide deposit limitation. Thus, no acquisition of any financial institution, not just a commercial bank, can be approved if the effect of the acquisition would be to increase the acquiror’s nationwide deposits to more than 10% of all deposits. The Dodd-Frank Act also requires fees charged for debit card transactions to be both “reasonable and proportional” to the cost incurred by the card issuer.

Further, the Dodd-Frank Act provides that the appropriate federal regulators must establish standards prohibiting as an unsafe and unsound practice any compensation plan of a bank holding company or other “covered financial institution” that provides an insider or other employee with “excessive compensation” or could lead to a material financial loss to such firm. In June, prior to the Dodd-Frank Act, the bank regulatory agencies promulgated the Interagency Guidance on Sound Incentive Compensation Policies, which requires that financial institutions establish metrics for measuring the impact of activities to achieve incentive compensation with the related risk to the financial institution of such behavior. Together, the Dodd-Frank Act and the recent guidance on compensation may impact the current compensation policies at the Bank.

Senator Collins proposed an amendment that was incorporated into the Dodd-Frank Act requiring bank regulators to establish minimum capital levels for holding companies that are at least of the same nature as those applicable to financial institutions. All trust preferred securities, or TRUPs, issued by bank or thrift holding companies after May 19, 2010 will be counted as Tier 2 capital (with an exception for certain small bank holding companies). Bank holding companies with $15 billion in assets as of December 31, 2009 will have five years to comply with this provision, and starting on January 1, 2013, these holding companies will share in the requirement by deducting one-third of TRUPs a year for the following three years from Tier 1 capital. TRUPs issued prior to May 19, 2010 by bank holding companies with less than $15 billion in assets as of December 31, 2009 are exempt from these capital deductions entirely. In addition, the Dodd-Frank Act codified the Federal Reserve’s Source-of-Strength Policy Statement.

We anticipate that the requirements of the Dodd-Frank Act will be implemented over time and will be subject to regulatory rule-making and implementation over the course of several years. Although we cannot predict the specific impact and long-term effects that the Dodd-Frank Act and the regulations promulgated thereunder will have on us and our prospects, our target markets and the financial industry in general, we believe that the Dodd-Frank Act and the regulation promulgation thereunder are likely to impose additional administrative obligations that will obligate us to incur additional expenses.

Gramm-Leach-Bliley Act of 1999

The Gramm-Leach-Bliley Act, or the GLB Act, implemented major changes to the statutory framework for providing banking and other financial services in the United States. The GLB Act, among other things, eliminated many of the restrictions on affiliations among banks and securities firms, insurance firms, and other financial service providers. A bank holding company that qualifies as a financial holding company will be permitted to engage in activities that are financial in nature or incident or complimentary to financial activities. The activities that the GLB Act expressly lists as financial in nature include insurance activities, providing financial and investment advisory services, underwriting services and limited merchant banking activities.

To be eligible for these expanded activities, a bank holding company must qualify as a financial holding company. To qualify as a financial holding company, each insured depository institution controlled by the bank holding company must be well-capitalized and well-managed and have a least a satisfactory rating under the Community Reinvestment Act of 1977 (See “—Community Reinvestment Act” below). In addition, the bank holding company must file with the Federal Reserve a declaration of its intention to become a financial holding company. The Dodd-Frank Act amended this provision to require that financial holding companies also be well-capitalized and well-managed.

Although the GLB Act is considered one of the most significant banking laws since Depression-era statutes were enacted, the GLB Act has not, and we do not expect that the GLB Act will in the future, materially affect our products, services, or other business activities, nor do we believe that the GLB Act will have a material adverse impact on our operations. To the extent that it allows banks, securities firms, and insurance firms to affiliate, the financial services industry may experience further consolidation. The GLB Act may have the result of increasing competition that we face from larger institutions and other companies offering financial products and services, many of which may have substantially greater financial resources.

Payment of Cash Dividends

Xenith Bankshares is a legal entity, separate and distinct from Xenith Bank. Both Xenith Bankshares and Xenith Bank are subject to laws and regulations that limit the payment of dividends, including requirements to maintain capital at or above regulatory minimums. Xenith Bankshares is incorporated under the Virginia Stock Corporation Act, which has restrictions prohibiting the payment of dividends if, after giving effect to the dividend payment, Xenith Bankshares would not be able to pay its debts as they become due in the usual course of business, or if Xenith Bankshares’ total assets would be less than the sum of its total liabilities plus the amount that would be required, if Xenith Bankshares were to be dissolved, to satisfy the preferential rights upon dissolution of any preferred shareholders.

Consistent with its policy that bank holding companies should serve as a source of financial strength for their subsidiary banks, the Federal Reserve has stated that, as a matter of prudence, Xenith Bankshares generally should not maintain a rate of distributions to shareholders unless our net income has been sufficient to fully fund the distributions, and the prospective rate of earnings retention appears consistent with the bank holding company’s capital needs, asset quality and overall financial condition. Further, the Federal Reserve issued Supervisory Letter SR 09-4 on February 4, 2009 and revised March 27, 2009, which provides guidance on the declaration and payment of dividends, capital redemptions, and capital repurchases by bank holding company. Supervisory Letter SR 09-4 provides that, as a general matter, a bank holding company should eliminate, defer, or significantly reduce its dividends if: (1) the bank holding company’s net income available to shareholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends; (2) the bank holding company’s prospective rate of earnings retention is not consistent with the bank holding company’s capital needs and overall current and prospective financial condition; or (3) the bank holding company will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios. Failure to do so could result in a supervisory finding that the bank holding company is operating in an unsafe and unsound manner.

Banking regulators have indicated that Virginia banking organizations should generally pay dividends only (1) from net undivided profits of the bank, after providing for all expenses, losses, interest and taxes accrued or due by the bank and only (2) if the prospective rate of earnings retention appears consistent with the organization’s capital needs, asset quality and overall financial condition. In particular, under the current supervisory practices of the Federal Reserve Board, prior approval from the Federal Reserve Board and a supermajority of the Bank’s shareholders is required if cash dividends declared in any given year exceed net income for that year plus retained earnings of the two preceding years. In addition, under the FDIA, insured depository institutions such as the Bank are prohibited from making capital distributions, including the payment of dividends, if, after making such distribution, the institution would become “undercapitalized” (as such term is used in the statute).

Under Virginia law, no dividend may be declared or paid out of a bank’s paid-in capital. Xenith Bankshares may be prohibited under Virginia law from the payment of dividends if the Virginia Bureau of Financial Institutions determines that a limitation of dividends is in the public interest and is necessary to ensure our financial soundness, and may also permit the payment of dividends not otherwise allowed by Virginia law.

Loans to Insiders

The Federal Reserve Act and related regulations impose specific restrictions on loans to directors, executive officers, and principal shareholder of banks. Under Section 22(h) of the Federal Reserve Act, any loan to a director, executive officer or principal shareholder of a bank, or to entities controlled by any of the foregoing, may not exceed, together with all outstanding loans to such persons or entities controlled by such person, the bank’s loan to one borrower limit. Loans in the aggregate to insiders and their related interests as a class may not exceed two times the bank’s unimpaired capital and unimpaired surplus until the bank’s total assets equal or exceed $100 million, at which time the aggregate is limited to the bank’s unimpaired capital and unimpaired surplus. Section 22(h) also prohibits loans above amounts prescribed by the appropriate federal banking agency to directors, executive officers, and principal shareholders of a bank or bank holding company, and to entities controlled by such persons, unless such loans are approved in advance by a majority of the board of directors of the bank with any “interested” director not participating in the voting. Our policy on loans to insiders established a maximum loan amount, which includes all other outstanding loans to such persons, as to which such prior board of director approval is required, of the greater of $25,000 or 5% of capital and surplus (up to $500,000). Section 22(h) requires that loans to directors, executive officers, and principal shareholders be made in terms and underwriting standards substantially the same as offered in comparable transactions to other persons.

Restrictions on Transactions with Affiliates

The Bank is subject to the provisions of Section 23A of the Federal Reserve Act with respect to affiliates, including Xenith Bankshares. These provisions place limits on the amount of:

•	loans or extensions of credit to affiliates;

•	investment in affiliates;

•	assets that the Bank may purchase from affiliates, except for real and personal property exempted by the Federal Reserve;

•	the amount of loans or extensions of credit to third parties collateralized by the securities or obligations of affiliates; and

•	the Bank’s guarantee, acceptance or letter of credit issued on behalf of an affiliate.

The total amount of the above transactions are limited in amount, as to any one affiliate, to 10% of capital and surplus and, as to all affiliates combined, to 20% of capital and surplus. In addition to the limitation on the amount of these transactions, each of the above transactions must also meet specified collateral requirements. The Bank must also comply with other provisions designed to avoid the taking of low-quality assets from an affiliate.

The Bank also is subject to the provisions of Section 23B of the Federal Reserve Act, which, among other things, prohibits the Bank from engaging in any transaction with an affiliate unless the transaction is on terms substantially the same, or at least as favorable to the Bank, as those prevailing at the time for comparable transactions with non-affiliated companies. The Dodd-Frank Act expanded the scope of Section 23A, and going forward, will include investment funds managed by an institution as an affiliate, as well as other procedural and substantive hurdles.

Certain Acquisitions

The Bank Holding Company Act of 1956, as amended, or the Bank Holding Company Act, requires every bank holding company to obtain the prior approval of the Federal Reserve before (1) acquiring more than 5% of the voting stock of any bank or other bank holding company, (2) acquiring all or substantially all of the assets of any bank or bank holding company or (3) merging or consolidating with any other bank holding company.

Additionally, the Bank Holding Company Act provides that the Federal Reserve may not approve any of these transactions if it would result in or tend to create a monopoly or substantially lessen competition or otherwise function as a restraint of trade, unless the anti-competitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community to be served. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned and the convenience and needs of the community to be served. The Federal Reserve’s consideration of financial resources generally focuses on capital adequacy, which is discussed below. As a result of the Patriot Act, which is also discussed below, the Federal Reserve is required to consider the record of a bank holding company and its subsidiary bank(s) in combating money laundering activities in its evaluation of bank holding company merger or acquisition transactions. The Dodd-Frank Act also amended the Bank Holding Company Act to require consideration of the extent to which a proposed acquisition, merger or consolidation would result in greater or more concentrated risks to the stability of the United States banking or financial system.

Under the Bank Holding Company Act, if well-capitalized and well-managed, any bank holding company located in Virginia may purchase a bank located outside of Virginia. Conversely, a well-capitalized and well-managed bank holding company located outside of Virginia may purchase a bank located inside Virginia. In each case, however, restrictions currently exist on the acquisition of a bank that has only been in existence for a limited amount of time or will result in specified concentrations of deposits. In addition, pursuant to certain commitments entered into prior to the completion of the merger between BankCap Partners Fund and the Federal Reserve Bank of Richmond and the Federal Reserve Bank of Dallas, any acquisition by Xenith Bankshares or the Bank will require prior approval of our bank regulatory authorities.

Change in Bank Control

Subject to various exceptions, the Bank Holding Company Act and the Change in Bank Control Act of 1978, together with related regulations, require Federal Reserve approval prior to any person or company acquiring “control” of a bank holding company. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of the bank holding company. With respect to Xenith Bankshares, control is rebuttably presumed to exist if a person or company acquires 10% or more, but less than 25%, of any class of voting securities.

Sound Banking Practice

Bank holding companies are not permitted to engage in unsound banking practices. For example, the Federal Reserve’s Regulation Y requires a holding company to give the Federal Reserve prior notice of any redemption or repurchase of its own equity securities, if the consideration to be paid, together with the consideration paid for any repurchases in the preceding year, is equal to 10% or more of Xenith Bankshares’ consolidated net worth. The Federal Reserve may oppose the transaction if it believes that the transaction would constitute an unsafe or unsound practice or would violate any law or regulation. As another example, a holding company could not impair its subsidiary bank’s soundness by causing it to make funds available to non-banking subsidiaries or their customers if the Federal Reserve believed it not prudent to do so.

The Financial Institutions Reform, Recovery and Enforcement Act of 1989, or FIRREA, expanded the Federal Reserve’s authority to prohibit activities of bank holding companies and their non-banking subsidiaries which represent unsafe and unsound banking practices or which constitute violations of laws or regulations. FIRREA increased the amount of civil money penalties which the Federal Reserve can assess for activities conducted on a knowing and reckless basis, if those activities caused a substantial loss to a depository institution. The penalties can be as high as $1,000,000 for each day the activity continues. FIRREA also expanded the scope of individuals and entities against which such penalties may be assessed.

Under FIRREA, a depository institution, the deposits of which are insured by the FDIC, can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC in connection with (1) the default of a commonly controlled FDIC-insured depository institution or (2) any assistance provided by the FDIC to any commonly controlled FDIC-insured depository institution “in danger of default.” “Default” is defined generally as the appointment of a conservator or a receiver and “in danger of default” is defined generally as the existence of certain conditions indicating that default is likely to occur in the absence of regulatory assistance. The Bank is an FDIC-insured depository institution with respect to which BankCap Partners is a bank holding company. BankCap Partners is also a bank holding company for Atlantic Capital Bank. In some circumstances (depending upon the amount of the loss or anticipated loss suffered by the FDIC), cross-guarantee liability may result in the ultimate failure or insolvency of one or more insured depository institutions in a holding company structure. In such event, our shareholders will experience a reduction in the value of the stock owned by them and could experience a complete loss of their investment. See “—Bank Holding Company Regulation” above. Any obligation or liability owed by a subsidiary bank to its parent company is subordinated to the subsidiary bank’s cross-guarantee liability with respect to commonly controlled insured depository institutions.

Anti-Tying Restrictions

The Bank is prohibited from tying the provision of services, such as extensions of credit, to certain other services offered by the Bank, its holding company or its affiliates.

Temporary Liquidity Guarantee Program

On November 21, 2008, the FDIC adopted final regulations implementing the Temporary Liquidity Guarantee Program, or the TLGP, pursuant to which depository institutions could elect to participate. Pursuant to the TLGP, the FDIC will (1) guarantee, through the earlier of maturity or June 30, 2012, certain newly issued senior unsecured debt issued by participating institutions on or after October 14, 2008 and before June 30, 2009, or the Debt Guarantee, and (2) provide full FDIC deposit insurance coverage for non-interest bearing deposit transaction accounts (including NOW accounts restricted during the guarantee period to interest rates of 0.50% or less through June 30, 2010 and 0.25% beginning July 1, 2010) regardless of dollar amount for an additional fee assessment by the FDIC, or the Transaction Account Guarantee. These accounts are mainly payment-processing accounts, such as business payroll accounts. The Dodd-Frank Act has extended full deposit insurance coverage for non-interest bearing transaction accounts for two years starting December 31, 2010, and all financial institutions are required to participate in this extended guarantee program. Xenith Bankshares and the Bank opted out of participating in the TLGP.

Standards for Safety and Soundness

The Federal Reserve has established safety and soundness standards applicable to the Bank regarding such matters as internal controls, loan documentation, credit underwriting, interest-rate risk exposure, asset growth, compensation and other benefits, and asset quality and earnings. If the Bank were to fail to meet these standards, the Federal Reserve could require it to submit a written compliance plan describing the steps the Bank will take to correct the situation and the time within which such steps will be taken. The Federal Reserve has authority to issue orders to secure adherence to the safety and soundness standards.

Reserve Requirement

Under a regulation promulgated by the Federal Reserve, depository institutions, including the Bank, are required to maintain cash reserves against a stated percentage of their transaction accounts. Effective October 9, 2008, Federal Reserve banks are now authorized to pay interest on such reserves. The current reserve requirements are as follows:

•	for transaction accounts totaling $10.7 million or less, a reserve of 0%;

•	for transaction accounts in excess of $10.7 million up to and including $55.2 million, a reserve of 3%; and

•	for transaction accounts totaling in excess of $55.2 million, a reserve requirement of $1.656 million plus 10% of that portion of the total transaction accounts greater than $55.2 million.

The dollar amounts and percentages reported here are all subject to adjustment by the Federal Reserve. As of September 30, 2010, the Bank had no reserve requirement.

Privacy

Financial institutions are required to disclose their policies for collecting and protecting confidential information. Under the GLB Act, financial institutions may not disclose non-public personal information about a customer to unaffiliated third parties, unless the institution satisfies various disclosure requirements and the consumer has not elected to opt-out of the disclosure (with some exceptions). Additionally, financial institutions generally may not disclose consumer account numbers to any non-affiliated third party for use in telemarketing, direct mail marketing or other marketing through electronic mail to consumers.

Monetary Policy

Banking is a business that depends on interest rate differentials. In general, the differences between the interest paid by a bank on its deposits and its other borrowings and the interest received by a bank on loans extended to its customers and securities held in its investment portfolio constitute a major portion of earnings. Thus, our earnings and growth will be subject to the influence of economic conditions generally, both domestic and foreign, and also to the monetary and fiscal policies of the United States and its agencies, particularly the Federal Reserve, which regulates the supply of money through various means including open market transactions in United States government securities. These transactions include the purchase and sale of securities to expand or contract the general liquidity in the financial system. Additionally, the Federal Reserve establishes a target Federal Fund Rate and the Discount Rate. The actions taken by the Federal Reserve will dictate the general condition of interest rates in the market place.

The Bank’s earnings are primarily a function of differentials between interest rates. Depending on the Bank’s asset/liability strategy, actions taken by the Federal Reserve may have a positive or negative effect on profitability. We cannot predict the actions of the Federal Reserve, nor can we guarantee that our asset/liability strategy is consistent with action taken by the Federal Reserve.

Community Reinvestment Act

The Community Reinvestment Act requires federal banking regulators to evaluate the record of financial institutions in meeting the credit needs of their local communities, including low- and moderate-income neighborhoods, consistent with the safe and sound operation of those institutions. These factors are also considered in evaluating mergers, acquisitions, and applications to open a branch or facility. Federal regulators are required to provide and make public a written examination report of an institution’s Community Reinvestment Act performance. To the knowledge of management, the Bank is meeting its obligations under this act.

Branch and Interstate Banking

The federal banking agencies are authorized to approve interstate bank merger transactions without regard to whether such transaction is prohibited by the law of any state, unless the home state of one of the banks has opted out of the interstate bank merger provisions of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, or the Riegle-Neal Act, by adopting a law after the date of enactment of the Riegle-Neal Act and prior to June 1, 1997 that applies equally to all out-of-state banks and expressly prohibits merger transactions involving out-of-state banks. Such interstate bank mergers and branch acquisitions, described below, are also subject to the nationwide and statewide insured deposit concentration limitations described in the Riegle-Neal Act.

Under the Dodd-Frank Act, national banks and state banks are able to establish branches in any state if that state would permit the establishment of the branch by a state bank chartered in that state. Virginia law permits a state bank to establish a branch of the bank anywhere in the state. Accordingly, under the Dodd-Frank Act, a bank with its headquarters outside the Commonwealth of Virginia may establish branches anywhere within Virginia.

Regulatory Enforcement Authority

Federal and state banking law grants substantial enforcement powers to federal and state banking regulators. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease and desist or removal orders and to initiate injunctive actions against banking organizations and institution-affiliated parties. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with regulatory authorities.

Concentrated Commercial Real Estate Lending Regulations

The Federal Reserve, the Office of the Comptroller of the Currency and the FDIC have promulgated guidance governing financial institutions with concentrations in commercial real estate lending. The guidance provides that a bank has a concentration in commercial real estate lending if (i) total reported loans for construction, land development, and other land represent 100% or more of total capital or (ii) total reported loans secured by multifamily and non-farm residential properties and loans for construction, land development, and other land represent 300% or more of total capital and the Bank’s commercial real estate loan portfolio has increased 50% or more during the prior 36 months. If a concentration is present, management must employ heightened risk management practices including board and management oversight and strategic planning, development of underwriting standards, risk assessment and monitoring through market analysis and stress testing, and increasing capital requirements. Based on the Bank’s projected commercial real estate lending, it may be subject to these regulations.

Allowance for Loan and Lease Losses

On December 13, 2006, the federal bank regulatory agencies released the Interagency Policy Statement on the allowance for loan and lease losses, which revised and replaced the banking agencies’ 1993 policy statement on the allowance for loan and lease losses. The revised statement was issued to ensure consistency with GAAP and more recent supervisory guidance. Additionally, the agencies issued 16 Frequently Asked Questions to assist institutions in complying with both GAAP and allowance for loan and lease losses supervisory guidance. Highlights of the revised statement include the following:

•

the revised statement emphasizes that the allowance for loan and lease losses represents one of the most significant estimates in an institution’s financial statements and regulatory reports and that an assessment of the appropriateness of the allowance for loan and lease losses is critical to an institution’s safety and soundness;

•

each institution has a responsibility to develop, maintain, and document a comprehensive, systematic, and consistently applied process for determining the amounts of the allowance for loan and lease losses. An institution must maintain an allowance for loan and lease losses that is sufficient to cover estimated credit losses on individual impaired loans as well as estimated credit losses inherent in the remainder of the portfolio; and

•

the revised statement updated the previous guidance on the following issues regarding allowance for loan and lease losses: (1) responsibilities of the board of directors, management, and bank examiners; (2) factors to be considered in the estimation of allowance for loan and lease losses; and (3) objectives and elements of an effective loan review system.

USA PATRIOT Act of 2001

The USA PATRIOT Act of 2001, or the Patriot Act, was enacted in response to the terrorist attacks in New York, Pennsylvania, and Washington, D.C., which occurred on September 11, 2001, and is intended to strengthen the ability of U.S. law enforcement agencies and the intelligence communities to work cohesively to combat terrorism on a variety of fronts. The potential impact of the Patriot Act on financial institutions of all kinds is significant and wide ranging. The Patriot Act contains sweeping anti-money laundering and financial transparency laws and imposes various regulations, including standards for verifying client identification at account opening and rules to promote cooperation among financial institutions, regulators, and law enforcement entities in identifying parties that may be involved in terrorism or money laundering.

Other Regulation

The Bank is subject to a variety of other regulations. State and federal laws restrict interest rates on loans, potentially affecting the Bank’s income. The Truth in Lending Act and the Home Mortgage Disclosure Act impose information requirements on us in making loans. The Equal Credit Opportunity Act prohibits discrimination in lending on the basis of race, creed, or other prohibited factors. The Fair Credit Reporting Act governs the use and release of information to credit reporting agencies. The Truth in Savings Act requires disclosure of yields and costs of deposits and deposit accounts. Other acts govern confidentiality of consumer financial records, automatic deposits and withdrawals, check settlement, endorsement and presentment, and reporting of cash transactions as required by the Internal Revenue Service.

Future Regulatory Uncertainty

Because federal regulation of financial institutions changes regularly and is the subject of constant legislative debate, we cannot forecast how federal regulation of financial institutions may change in the future and impact our operations. Although Congress in recent years has sought to reduce the regulatory burden on financial institutions with respect to the approval of specific transactions, we fully expect that the our industry will remain heavily regulated in the near future and that additional laws or regulations may be adopted, further regulating specific banking practices.

Employees

At November 1, 2010, we had 80 employees, including 75 full-time employees. All of our employees were employed by the Bank. None of our employees are represented by a collective bargaining unit, and we believe that relations with our employees are good.

Description of Properties

The following table summarizes certain information about our headquarters and the locations of our branch and administrative offices as of November 1, 2010:

Office Location	Owned or Leased	Lease Terms	Square Feet	Annual Rent
				(as applicable)
One James Center (Headquarters) 901 E. Cary Street, Suite 1700 Richmond, VA 23219	Leased	Initial term of 62 months beginning November 1, 2008, with two options to extend for a three year period each	16,131	Approximately $411,340.50, with a 2% annual escalation

Boulders (Operations Center) 1011 Boulder Spring Drive, Suite 410 Richmond, VA 23225	Leased	Initial term of 65 months beginning December 1, 2008, with two options to extend for a three year period each	7,026	Approximately $119,442, which escalates over the term of the lease, plus the pro rata share of operating expenses related to the building and property

McLean Branch 8200 Greensboro Drive, Suite 1400 McLean, VA 22102	Leased	Initial term of 87 months beginning November 1, 2008, with one option to extend for a three year period	6,935	$246,192.50, which escalates over the term of the lease, plus the pro rata share of operating expenses

North Suffolk Branch 3535 Bridge Road Suffolk, VA 23435	Owned		12,255

Plaza Branch 1000 N. Main Street Suffolk, VA 23434	Leased	Initial term of five years beginning January 1, 2004, with an automatic five-year renewal	2,512	Years one to five, rent is $60,000 and years six to 10, rent will be adjusted upward based on the consumer price index

Bosley Branch 100 Bosley Avenue Suffolk, VA 23434	Owned		2,596

We believe that all of our properties are maintained in good operating condition and are suitable and adequate for our operational needs.

Legal Proceedings

From time to time, we and the Bank are party, either as a defendant or plaintiff, to lawsuits in the normal course of our business. While any litigation involves an element of uncertainty, management is of the opinion that the liability, if any, resulting from pending legal proceedings will not have a material adverse effect on our financial condition, liquidity or results of operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is management’s discussion and analysis of consolidated financial condition, changes in financial condition and results of operations, liquidity, cash flows and capital resources. This discussion should be read in conjunction with the included consolidated financial statements and the notes thereto beginning on page F-1.

Overview

Xenith Bankshares, Inc. is a Virginia corporation that is the bank holding company for Xenith Bank, which is a Virginia banking corporation organized and chartered pursuant to the laws of the Commonwealth of Virginia and a member of the Federal Reserve. The Bank is a full-service, locally-managed commercial bank specifically targeting the banking needs of middle market and small businesses, local real estate developers and investors, private banking clients and select retail banking clients, which we refer to as our target customers. We are geographically focused on the Washington, DC-MD-VA-WV, Richmond-Petersburg, VA, and the Norfolk-Virginia Beach-Newport News, VA-NC metropolitan statistical areas, which we refer to as our target markets. The Bank conducts its principal banking activities through its five branches, with one branch located in Tysons Corner, Virginia, one branch located in Richmond, Virginia and three branches located in Suffolk, Virginia. We acquired the three branches located in Suffolk in the merger of Xenith Corporation with and into First Bankshares, the parent company of its wholly-owned subsidiary SuffolkFirst Bank. Prior to the merger, SuffolkFirst Bank opened the first branch in Suffolk in 2003 under the name of SuffolkFirst Bank, and the Bank currently operates its three Suffolk branches under that trade name. As of September 30, 2010, we had total assets of $243.8 million, total loans of $135.4 million, net of our allowance for loan and lease losses, total deposits of $165.9 million and shareholders’ equity of $50.8 million.

Our services and products consist primarily of taking deposits from, and making loans to, our target customers within our target markets. We provide a broad selection of commercial and retail banking products, including commercial and industrial loans, commercial and residential real estate loans, and select consumer loans. We also offer a wide range of checking, savings and treasury products, including remote deposit capture, automated clearing house transactions, debit cards, 24-hour ATM access, and Internet banking and bill pay service. We do not engage in any activities other than banking activities.

The primary source of our revenue is net interest income, which represents the difference between interest income on earning assets and interest expense on liabilities used to fund those assets. Interest-earning assets include loans, available-for-sale securities and federal funds sold. Interest-bearing liabilities include deposits and borrowings. Sources of non-interest income include service charges on deposit accounts, fees from loan originations, gains on the sale of securities and other miscellaneous income. Deposits and FHLB borrowed funds, including federal funds purchased, are our primary sources of funding. Our largest expenses are interest on our funding sources and salaries and related employee benefits. We measure our performance by calculating our return on average common equity, return on average assets and net interest margin. We also measure our performance by our efficiency ratio, which is calculated by dividing non-interest expense by the sum of net interest income on a tax equivalent basis and non-interest income.

Merger of First Bankshares, Inc. and Xenith Corporation

First Bankshares was incorporated in Virginia on March 4, 2008, and was the holding company for SuffolkFirst Bank, a community bank founded in the City of Suffolk, Virginia in 2002.

On December 22, 2009, First Bankshares and Xenith Corporation, a Virginia corporation, completed the merger of Xenith Corporation with and into First Bankshares, with First Bankshares being the surviving entity in the merger. The merger was completed in accordance with the terms of an agreement of merger and related plan of merger, dated as of May 12, 2009, as amended, collectively referred to as the merger agreement. At the effective time of the merger, First Bankshares amended its amended and restated articles of incorporation to, among other things, change its name to Xenith Bankshares, Inc. In addition, following the completion of the merger, SuffolkFirst Bank changed its name to Xenith Bank. Xenith Bank currently operates under the trade name SuffolkFirst Bank at its locations in Suffolk.

Under the terms of the merger agreement, First Bankshares shareholders were entitled to elect to retain their shares of First Bankshares common stock or to receive $9.23 in cash per share for some or all of their shares of First Bankshares common stock, subject to proration in the event the aggregate cash elections exceeded 569,074 shares (or 25% of shares outstanding immediately prior to the effective time of the merger). As of 5:00 p.m., Eastern Time, on October 15, 2009, the deadline for First Bankshares shareholders to elect to receive cash for some or all of their shares of First Bankshares common stock, First Bankshares had received aggregate cash elections with respect to 1,165,311 shares of First Bankshares common stock, representing approximately 51.2% of the shares of First Bankshares common stock outstanding immediately prior to the effective time of the merger.

As a result of aggregate cash elections exceeding 569,074 shares, the cash elections were reduced proportionally and each cash election share that was not converted into the right to receive $9.23 in cash and each share of First Bankshares common stock for which a cash election was not made represented one share of Xenith Bankshares common stock immediately following the effective time of the merger.

Under the terms of the merger agreement, each share of Xenith Corporation common stock outstanding immediately prior to the effective time of the merger was cancelled and converted automatically into the right to receive 0.8700 share of Xenith Bankshares common stock. Based on this exchange ratio, an aggregate of 4,139,704 shares of Xenith Bankshares common stock were issued to the former shareholders of Xenith Corporation in exchange for their shares of Xenith Corporation common stock with fractional shares being cashed out in the merger.

Options to purchase shares of First Bankshares common stock outstanding at the effective time of the merger remain outstanding as options to purchase 94,493 shares of Xenith Bankshares common stock at a weighted average exercise price of $7.81 per share. An aggregate of 906,000 options and warrants to purchase shares of Xenith Corporation’s common stock outstanding at the effective time of the merger were converted into an aggregate of 788,220 options and warrants to purchase shares of Xenith Bankshares common stock based on the exchange ratio set forth in the merger agreement at an exercise price of $11.49 per share.

There were an aggregate of 5,846,928 shares of Xenith Bankshares common stock outstanding immediately following the effective time of the merger, with First Bankshares shareholders immediately prior to the effective time of the merger beneficially owning approximately 26.8% of the Xenith Bankshares’ outstanding shares of common stock and Xenith Corporation shareholders immediately prior to the effective time of the merger beneficially owning approximately 73.2% of Xenith Bankshares’ outstanding shares of common stock, on a fully diluted basis.

Industry Conditions

The economic environment, which showed some initial signs of improvement in the first quarter of 2010, demonstrated during the second and third quarters of 2010 that the economic recovery will likely be slow and protracted due to high unemployment, low consumer confidence and a soft housing market. While loan growth in the banking industry continues to be suppressed by relatively slow economic activity, deposit growth is strong.

Regulatory reform was a focal point in the financial services industry during the second quarter of 2010. The Dodd-Frank Act, which is discussed under “Our Business—Supervision and Regulation—Dodd-Frank Act” above, was signed into law in July 2010 and is likely to result in sweeping changes to the financial services industry in how business is conducted and regulated. However, the ultimate impact on us and the financial services industry as a whole remains largely to be determined, as the work of translating legislative policies into practices and procedures has just commenced. We are actively evaluating these regulatory and legislative developments so that we will be in a position to adapt our business at the appropriate time. While it is not determinable at the present time what the absolute impacts will be when the regulations are eventually finalized, we expect that the regulations will impose additional administrative obligations on us that will involve additional expenses and otherwise affect our business.

In addition, the Federal Reserve continued to address the uncertainty in the economy. Specifically, the Federal Reserve reaffirmed that it will maintain key interest rates at record lows for an extended period of time as long as the economic data supports these low rates. The Federal Reserve has also slowed the pace of financial support and even started to implement strategies to suspend certain of their actions previously designed to strengthen liquidity and reduce interest rates as a result of the markets now exhibiting increased health and the ability to operate independently.

Outlook

We believe that we are well positioned to take advantage of current economic conditions and competitive opportunities. We believe that we will benefit from (1) our capital base, which we believe will allow us to compete effectively with both the larger, more established regional and super-regional banks, as well as the smaller, locally managed community banks operating in our target markets, (2) our advantageous market locations in our target markets, (3) our variety of banking services and products and (4) our experienced management team and board of directors.

We intend to execute our business strategy by focusing on developing long-term relationships with our target customer base through a team of bankers with significant experience in our target markets.

In our continuing evaluation of our business strategy, we believe properly priced acquisitions can complement our organic growth. Although we do not have any current plans to do so, we may seek to acquire other financial institutions or branches or assets of those institutions. Although our principal acquisition focus will be to expand our presence in our target markets, we may also expand into new markets or related banking lines of business and related services and products. We evaluate potential acquisitions to determine what is in the best interest of our company. Our goal in making these decisions is to maximize shareholder value.

Presentation of Financial Information

Although the merger was structured as a merger of Xenith Corporation with and into First Bankshares, with First Bankshares being the surviving entity for legal purposes, Xenith Corporation was treated as the acquirer for accounting purposes. Accordingly, the assets and liabilities of First Bankshares were recorded at their fair value on December 22, 2009 in the consolidated balance sheet of Xenith Bankshares. The merger was accounted for under the acquisition method of accounting.

From its inception on February 19, 2008 until the completion of the merger on December 22, 2009, Xenith Corporation (formerly Xenith Bank [In Organization]) had no banking charter, did not engage in any banking business, and had no substantial operations. Accordingly, because Xenith Corporation’s operating activities prior to the merger were insignificant relative to those of First Bankshares, we view First Bankshares as our predecessor. Our determination that First Bankshares should be viewed as our predecessor is based upon an evaluation of facts and circumstances, including the historical life of First Bankshares, the historical level of operations of First Bankshares, the purchase price paid for First Bankshares and the fact that our combined operations, revenues and expenses after the merger are most similar in all respects to those of First Bankshares’ historical periods.

Accordingly, our discussion and analysis of the results of operations reflects a comparison of the results of operations of Xenith Bankshares (the successor) for the three- and nine-month periods ended September 30, 2010 versus the results of operations of First Bankshares (the predecessor) for the three- and nine-month periods ended September 30, 2009. In addition, our discussion and analysis of the results of operations reflects a comparison of the results of operations of First Bankshares (the predecessor) for the year ended December 22, 2009 versus the results of operations of First Bankshares (the predecessor) for the year ended December 31, 2008. Due to the adjustments to the basis of assets and liabilities as a result of the application of the acquisition method of accounting, the financial statements of Xenith Bankshares (the successor) and First Bankshares (the predecessor) are not directly comparable.

The results of operations of Xenith Bankshares (the successor) for the year ended December 31, 2009 include the operations of the combined entity for the period from December 23, 2009 through December 31, 2009. A comparison of the results for this period is not made, as we deem this comparison to be insignificant.

The results of operations for Xenith Corporation (formerly Xenith Bank [In Organization]) for the three- and nine-month periods ended September 30, 2009 and for Xenith Bank [In Organization] for the year ended December 31, 2008 are not discussed, as we do not believe that the results for those periods provide a meaningful comparison in explaining our historical financial performance.

Independent Registered Public Accounting Firm

The merger was treated as a “reverse acquisition” for accounting purposes. The SEC has released guidance that, unless the same independent registered public accounting firm reported on the most recent financial statements of both the accounting acquirer (Xenith Corporation) and the acquired company (First Bankshares), a reverse acquisition results in a change in independent registered public accounting firms. Prior to the completion of the merger, Xenith Corporation’s independent accountant was Ernst &Young LLP, or E&Y, and First Bankshares’ independent registered public accounting firm was Witt Mares, PLC, or Witt Mares.

On December 22, 2009, following the completion of the merger, we dismissed E&Y as our independent registered public accounting firm upon the approval of the audit and compliance committee of our board of directors. The audit and compliance committee also approved the engagement of Witt Mares to audit Xenith Bankshares’ consolidated financial statements as of and for the fiscal year ended December 31, 2009, including First Bankshares’ consolidated financial statements for the period from January 1, 2009 through December 22, 2009. On April 2, 2010, we dismissed Witt Mares as our independent registered public accounting firm, upon the approval of the audit and compliance committee of our board of directors. The audit and compliance committee also approved the engagement of Grant Thornton LLP to audit our consolidated financial statements as of and for the fiscal year ending December 31, 2010.

Critical Accounting Policies

Our accounting policies are fundamental to an understanding of our consolidated financial position and consolidated results of operations. We believe that our accounting and reporting policies are in accordance with GAAP and conform to general practices within the banking industry. Our financial position and results of operations are affected by management’s application of accounting policies, including estimates, assumptions and judgments made to arrive at the carrying value of assets and liabilities, and amounts reported for revenues, expenses and related disclosures. Different assumptions in the application of these policies could result in material changes in our consolidated financial position or results of operations or both our consolidated financial position and results of operations.

We consider a policy critical if (1) the accounting estimate requires assumptions about matters that are highly uncertain at the time of the accounting estimate, and (2) different estimates that could reasonably have been used in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, would have a material impact on our financial statements. Using these criteria, we believe that our single most critical accounting policy relates to the allowance for loan and lease losses, which reflects the estimated losses resulting from the inability of our borrowers to make required loan payments. If the financial condition of our borrowers were to deteriorate, resulting in an impairment of their ability to make payments, adjustments to our estimates would be made and additional provisions for loan losses could be required, which could have a material adverse impact on our results of operations and financial condition. Further discussion of the estimates used in determining the allowance for loan and lease losses is contained in the discussion under “—Financial Condition—Allowance for Loan and Lease Losses” below.

Our other critical accounting policies are discussed below. Since December 31, 2009, there have been no changes in these policies that have had a material impact on our results of operations, cash flows or financial condition.

Principles of Consolidation

The consolidated financial statements include the accounts of Xenith Bankshares and its wholly-owned subsidiary, Xenith Bank. All material intercompany balances and transactions have been eliminated.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, as well as the amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current period presentation. These reclassifications have no effect on previously reported net income (loss), operating cash flows or shareholders’ equity.

Cash and Cash Equivalents

We consider all highly-liquid securities with original maturities, or maturities when purchased, of three months or less to be cash equivalents. Cash and cash equivalents include cash, due from banks, federal funds sold and short-term securities.

Securities

Marketable securities are classified into three categories:

1.	debt securities that we have the positive intent and ability to hold to maturity are classified as “held-to-maturity securities” and reported at amortized cost. Amortization of premiums and accretion of discounts are adjusted on a basis which approximates the level yield method;

2.	debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as “trading securities” and reported at fair value, with unrealized gains and losses included in net income; and

3.	debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as “available-for-sale securities” and reported at fair value, with unrealized gains and losses excluded from net income and reported in a separate component of shareholders’ equity, net of tax.

We do not engage in trading securities or in held-to-maturity securities. Gains or losses on disposition of securities are based on the net proceeds and adjusted carrying values of the securities called or sold, using the specific identification method.

A decline in the market value of any available-for-sale security below cost that is deemed other than temporary is charged to net income, resulting in the establishment of a new cost basis for the security.

Equity Securities Restricted

As a member of the FHLB, the Bank is required to own shares of FHLB capital stock in an amount equal to at least 0.20% of total assets plus 4.50% of any outstanding advances.

As a member of the Federal Reserve, the Bank is required to own shares of Federal Reserve stock in an amount equal to 6.0% of total common stock and capital surplus. FHLB stock and Federal Reserve stock are carried at cost. As of September 30, 2010 and December 31, 2009, we had $3.2 million and $2.2 million, respectively, in FHLB and Federal Reserve stock, which are included in other assets on our consolidated balance sheets.

Loans

Loans are carried at their principal amount outstanding plus or minus unamortized fair value adjustments for acquired loans. Interest income is recorded as earned on an accrual basis. It is our policy that accrual of interest income is discontinued when a loan is greater than 90 days past due as to interest and principal. Subsequent cash receipts are applied to principal until the loan is in compliance We use the allowance method in providing for possible loan losses. The allowance for loan and lease losses is based on management’s estimate of the amount needed to maintain the allowance for loan and lease losses at an adequate level to cover known and inherent risk of loss in the loan portfolio. In determining the provision amount, management gives consideration to current and anticipated economic conditions, the growth and composition of the loan portfolio, and the relationship of the allowance for loan and lease losses to outstanding loans, among other factors. Loan origination fees, net of origination costs, are deferred and recognized as an adjustment to the yield (interest income) of the related loans.

Management believes that the allowance for loan and lease losses is adequate. While management uses the best information available to make evaluations, future adjustments may be necessary if economic and other conditions differ substantially from the assumptions used.

In addition, various regulatory agencies, as an integral part of their examination process, periodically review our allowance for loan and lease losses. Such agencies may require us to recognize additions to the allowance for loan and lease losses based on their judgments of information available to them at the time of their examination.

Management considers loans to be impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. Factors that influence management’s judgments include, but are not limited to, loan payment pattern, source of repayment and value of any collateral. A loan would not be considered impaired if an insignificant delay in loan payment occurs and management expects to collect all amounts due. The major sources for identification of loans to be evaluated for impairment include past due and non-accrual reports, internally generated lists of certain risk ratings, loan review personnel’s analyses and regulatory examinations. Impaired loans are measured using either the discounted expected cash flow method or the value of collateral method. We consider all of our non-performing loans to be impaired loans. All cash receipts are applied to principal after any loan becomes non-performing. As of September 30, 2010 and December 31, 2009, we had $4.3 million and $4.1 million, respectively, of impaired loans, net of $3.6 million, which was recorded at the merger to reduce the loans to fair value, representing 3.2% and 4.1%, respectively, of total loans.

Premises, Equipment and Depreciation

We operate five full-service branches: one in Richmond, Virginia, one in Tysons Corner, Virginia and three in Suffolk, Virginia. Xenith Bank currently operates as SuffolkFirst Bank at its locations in Suffolk.

Premises and equipment, including leasehold improvements, are stated at cost less accumulated depreciation. Depreciation is calculated over the estimated useful lives of the respective assets on a straight-line basis. Leasehold improvements are amortized over a term which includes the remaining lease term and probable renewal periods. It is our policy to charge maintenance and repairs to expense as incurred and to capitalize major additions and improvements and depreciate the cost of their estimated useful lives as follows:

Building and Improvements	5 to 40 years
Equipment, Furniture, and Fixtures	3 to 20 years

Goodwill and Other Intangible Assets

Goodwill represents the excess of the cost of an acquired entity over the fair value of the identifiable net assets acquired. Similar to goodwill, other intangible assets, which include core deposit intangibles, also lack physical substance, but, as required by GAAP, portions of the cost of an acquired entity have been assigned to such assets. We account for goodwill and other intangible assets in accordance with GAAP, which, in general, requires that goodwill not be amortized, but rather that it is tested for impairment at least annually at the reporting unit level, which is either at the same level or one level below an operating segment. Other acquired intangible assets with finite lives, such as core deposit intangibles, are required to be amortized over their estimated lives. As of September 30, 2010, the core deposit intangible subject to amortization, on a straight-line basis for a period of 10 years, totaled $1.2 million. We periodically assess whether events or changes in circumstances indicate that the carrying amounts of intangible assets may be impaired.

Accounting for the Merger

The merger was treated as a reverse acquisition for accounting purposes. Therefore, the merger was accounted for using the acquisition method of accounting, and accordingly, the assets acquired and liabilities assumed of First Bankshares were recognized at fair value on the date of the merger, with Xenith Corporation being treated as the acquirer.

In a reverse acquisition, fair value of the consideration transferred is based on the number of shares Xenith Corporation would have had to issue to give the owners of First Bankshares the same percentage equity interest in the combined entity that resulted from the merger. Cash consideration is also included. The merger agreement provided for consideration of $9.23 per share paid in cash based on elections by the First Bankshares shareholders, subject to pro-ration since aggregate cash elections exceeded 25% of shares outstanding (the maximum allowed per the merger agreement) immediately prior to the effective time of the merger.

As a result of the merger, the shareholders of Xenith Corporation as of the merger date owned 73.2% of Xenith Bankshares, and the shareholders of First Bankshares as of the merger date owned the remaining 26.8% of Xenith Bankshares.

A reconciliation of the excess consideration paid by Xenith Corporation over First Bankshares’ net assets acquired, or goodwill, is as follows:

Costs to acquire First Bankshares:
Issuance of Xenith Corporation common stock	$15,758,196
Cash consideration paid	5,251,804

Total consideration to acquire First Bankshares	$21,010,000

First Bankshares’ net assets at fair value:
First Bankshares shareholders’ equity as of December 22, 2009	$12,611,140
Adjustments to reflect assets acquired at fair value:
Net loans	(900,000)
Other real estate owned	(100,000)
Premises and equipment	(500,000)
Core deposit intangibles	1,240,000
Deferred tax assets	(2,067,065)
Adjustments to reflect liabilities assumed at fair value:
Interest-bearing deposits	(2,132,000)
Other	(130,899)

Adjusted identifiable net assets acquired	8,021,176

Total Goodwill	$12,988,824

Xenith Corporation and First Bankshares merged to create an institution positioned to compete with the larger, more established super-regional and national banks, as well as the smaller, locally-managed community banks throughout our target markets. The resulting goodwill effectively represents the value expected to be realized through the merger.

Income Taxes

We compute our income taxes in accordance with the provisions of Financial Accounting Standards Board, or FASB, Accounting Standards Codification Topic 740, “Accounting for Income Taxes.” Under Topic 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements’ carrying amount of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. Deferred tax assets are evaluated for recoverability and a valuation allowance is provided until it is more likely than not that these tax benefits will be realized. Any estimated tax exposure items identified would be considered in a tax contingency reserve. Changes in any tax contingency reserve would be based on specific development, events, or transactions.

Comprehensive Income

FASB Accounting Standards Codification, or ASC, Topic 220, “Reporting Comprehensive Income,” establishes standards for reporting and presentation of comprehensive income and its components in a full set of general purpose financial statements. Topic 220 was issued to address concerns over the practice of reporting elements of comprehensive income directly in equity. In accordance with the provisions of the Topic 220, we have included in the accompanying financial statements comprehensive income resulting from such activities. Comprehensive income (loss) consists of net income (loss) and net unrealized gains (losses) on securities available-for-sale.

These amounts are reported net of the income tax benefit (expense) less any related allowance for realization. Also, accumulated other comprehensive income (loss) is included as a separate disclosure within the consolidated statement of changes in shareholders’ equity.

Advertising

We expense advertising costs when incurred.

Stock Options

In accordance with FASB ASC 718, “Compensation—Stock Compensation” and FASB ASC 505-50, “Equity-Based Payments to Non-Employees,” the fair value of each option award is estimated on the date of grant, and compensation expense for the grant-date fair value of the option award is recognized over the vesting period of the award.

Results of Operations

Nine Months Ended September 30, 2010 (Successor) Compared to Nine Months Ended September 30, 2009 (Predecessor)

Net Income

For the three months ended September 30, 2010, we reported a net loss of $2.0 million, compared to a net loss of $0.9 million for the three months ended September 30, 2009. For the nine months ended September 30, 2010, we reported a net loss of $5.0 million, compared to a net loss of $1.4 million for the nine months ended September 30, 2009. Greater losses for both the three- and nine-month periods ended September 30, 2010 compared to the same periods in 2009 were primarily driven by higher non-interest expenses related to the development of the Bank’s infrastructure that we believe will support the Bank’s growth, partially offset by higher net interest income.

The following table presents (loss) per share information for the periods stated:

	(Successor)	(Predecessor)
	For the Nine Months Ended September 30,
	2010	2009
(Loss) per share, basic and diluted	$(0.85)	$(0.61)

Net Interest Income

For the three months ended September 30, 2010, net interest income increased $1.2 million to $2.3 million from $1.1 million for the three months ended September 30, 2009. The increase is primarily due to the higher average loans and higher balances in securities, the accretion of fair value adjustments from acquisition accounting and lower costs of interest-bearing liabilities. Net interest margin increased 177 basis points to 4.41% for the three-month period ended September 30, 2010 from 2.64% for the same period in 2009. Net interest margin is defined as the percentage of net interest income to average interest-earning assets. Contributing to the greater net interest margin was the accretion of fair value adjustments of acquired loans and deposits, greater average loan balances and decreases in the cost of interest-bearing liabilities. Average interest-earning assets and related interest income increased $50.3 million and $763 thousand, respectively, for the three-month period ended September 30, 2010 compared to the same period of 2009. Average interest-bearing liabilities increased $28.7 million; however, related interest expense declined $504 thousand for the three-month period ended September 30, 2010 compared to the same period of 2009. Yields on interest-earning assets increased 17 basis points to 5.52%, while costs of interest-bearing liabilities declined 174 basis points to 1.39% for the three-month period ended September 30, 2010 compared to the same period in 2009.

For the nine months ended September 30, 2010, net interest income was $5.9 million compared to $3.4 million for the nine months ended September 30, 2009. The increase is primarily due to the higher average volume of loans and securities, the accretion of fair value adjustments from acquisition accounting and lower costs of interest-bearing liabilities. Net interest margin increased 143 basis points to 4.14% for the nine-month period ended September 30, 2010 from 2.71% for the same period in 2009. Contributing to greater net interest margin was the accretion of fair value adjustments of acquired loans and deposits, greater average loan and securities balances and decreases in the cost of interest-bearing liabilities. Average interest-earning assets and related interest income increased $25.7 million and $778 thousand, respectively, for the nine-month period ended September 30, 2010 compared to the same period of 2009. Average interest-bearing liabilities increased $5.7 million; however, related interest expense declined $1.8 million for the nine-month period ended September 30, 2010 compared to the same period of 2009. Yields on interest-bearing assets declined 19 basis points, while costs of interest-bearing liabilities declined 174 basis points to 1.43% for the nine-month period ended September 30, 2010 compared to the same period in 2009.

Our acquired loan portfolio was discounted to fair value (for expected credit losses and for interest rates) immediately following the merger. The total performing loan discount of $4.1 million is being recognized into interest income over the estimated remaining life of the loans. The performing loan discount accretion was $507 thousand and $996 thousand, respectively, for the three- and nine-month periods ended September 30, 2010. The acquired time deposits were also adjusted to fair value as of the date of the merger for interest rates. The total adjustment as of the date of the merger was $2.1 million and is being amortized as a reduction of interest expense over a two-year period. The effect of this amortization is a decrease in interest expense for the three- and nine-month periods ended September 30, 2010 of $270 thousand and $810 thousand, respectively.

The following tables provide a detailed analysis of the average yields and rates on average interest-earning assets and average interest-bearing liabilities for the periods stated. The average balances and other statistical data used in this table were calculated using daily average balances.

Average Balances, Income and Expenses, Average Yields and Rates

	Nine Months Ended September 30
	(Successor)	(Predecessor)			(Successor)	(Predecessor)	2010 vs. 2009
	Average Balances as of September 30(1)		Average Yield/Rate		Income/Expense(6)(7)		Increase (Decrease)	Change due to
(Dollars in thousands)	2010	2009	2010	2009	2010	2009		Rate	Volume
Assets
Interest-earning assets:
Federal funds sold	$883	$1,444	0.11%	0.18%	$1	$2	$(1)	$(0)	$(0)
Investments / Interest-earning deposits	76,472	49,453	2.83%	5.08%	1,621	1,884	(263)	(354)	267
Loans, net(2)	113,627	114,412	6.95%	5.68%	5,920	4,878	1,042	362	(12)

Total interest-earning assets	190,982	165,309	5.27%	5.46%	7,542	6,764	778	8	255

Non-interest-earning assets
Cash and due from banks	2,881	3,584
Premises and fixed assets	6,835	5,466
Other assets	18,310	2,416
Allowance for loan and lease losses	(338)	(1,919)

Total non-interest-earning assets	27,688	9,547

Total assets	$218,670	$174,856

	Nine Months Ended September 30
	(Successor)	(Predecessor)			(Successor)	(Predecessor)	2010 vs. 2009
	Average Balances as of September 30(1)		Average Yield/Rate		Income/Expense(6)(7)		Increase (Decrease)	Change due to
(Dollars in thousands)	2010	2009	2010	2009	2010	2009		Rate	Volume
Liabilities and Shareholders’ Equity
Interest-bearing liabilities:
Interest-bearing demand deposits	$5,941	$4,442	0.20%	0.21%	$9	$7	$2	$(0)	$1
Savings deposits	19,805	5,768	0.92%	0.76%	137	33	104	5	29
Time deposits	96,543	105,576	1.38%	3.67%	1,002	2,907	(1,905)	(579)	(57)
Federal funds purchased and borrowed funds	26,878	27,654	2.27%	2.23%	457	463	(6)	3	(4)

Total interest-bearing liabilities	149,167	143,440	1.43%	3.17%	1,605	3,410	(1,805)	(571)	(31)

Non-interest-bearing liabilities:
Non-interest-bearing demand deposits	14,878	13,742
Other liabilities	1,977	1,183

Total non-interest-bearing liabilities	16,855	14,925

Shareholders’ equity	52,648	16,491

Total liabilities and shareholders’ equity	$218,670	$174,856

Interest rate spread(3)			3.83%	2.29%

Net interest income(4)					$5,937	$3,354	$2,583	$579	$286

Net interest margin(5)			4.14%	2.71%

(1)	Average balances are computed on a daily basis.
(2)	Non-accrual loans have been included in the average balances. Only the interest collected on such loans has been included as income.
(3)	Interest rate spread is the average yield on interest-earning assets less the average rate on interest-bearing liabilities.
(4)	Net interest income is interest income less interest expense.
(5)	Net interest margin is net interest income expressed as a percentage of average earning assets.
(6)	Interest income on loans in 2010 includes $996 thousand in accretion related to fair value adjustments related to the merger.
(7)	Interest expense on time deposits in 2010 includes $810 thousand in accretion related to fair value adjustments related to the merger.

Non-interest Income

Non-interest income increased to $102 thousand for the three months ended September 30, 2010 from $91 thousand for the same period of 2009. The increase was primarily due to an increase in fees charged on non-customer transactions.

Non-interest income decreased to $361 thousand for the nine months ended September 30, 2010 from $532 thousand for the same period of 2009. The decrease was primarily due to a decrease in gains on sales of investments.

Non-interest Expense

Non-interest expense of Xenith Bankshares is not directly comparable to that of First Bankshares as our strategy and corresponding expense structure is substantially different. Xenith Bankshares’ non-interest expenses are higher in several areas, including compensation and technology related to building our team and infrastructure to support our growth strategy.

For the three months ended September 30, 2010, non-interest expense was $3.3 million compared to $1.7 million for the three months ended September 30, 2009. Greater non-interest expense was primarily comprised of higher compensation and benefits expense of $1.2 million, occupancy expenses of $199 thousand and technology expenses of $233 thousand. Additionally, bank franchise taxes and other insurance were collectively higher by $141 thousand. Partially offsetting these expenses were lower professional fees of $140 thousand due to merger-related costs incurred in 2009.

For the nine months ended September 30, 2010, non-interest expense was $10.0 million compared to $4.4 million for the nine months ended September 30, 2009. Greater non-interest expense was primarily comprised of higher compensation and benefits expense of $3.7 million, occupancy expenses of $594 thousand, and technology expenses of $861 thousand. Additionally, bank franchise taxes and other insurance were collectively higher by $384 thousand. Other non-interest expenses include $90 thousand of amortization expense related to core deposit intangibles. Partially offsetting these expenses were lower professional expenses of $345 thousand due to merger-related costs incurred in 2009.

Income Taxes

The provision for income taxes is based upon the results of operations, adjusted for the effect of certain tax-exempt income and non-deductible expenses. Certain items of income and expense are reported in different periods for financial reporting and tax return purposes. The tax effects of these temporary differences are recognized currently in the deferred income tax provision or benefit.

Deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities. These differences will result in deductible or taxable amounts in a future year(s) when the reported amounts of assets or liabilities are recovered or settled. Deferred tax assets and liabilities are stated at tax rates expected to be in effect in the year(s) the differences reverse. The assessment of the carrying value of deferred tax assets is based on certain assumptions, changes in which could have a material impact on our financial statements.

As of September 30, 2010, net deferred tax assets were $6.2 million, for which a full valuation allowance is recorded, based on the fact that we experienced cumulative losses over the past three years. Future realization of the tax benefit of existing deductible temporary differences and net operating loss carryforwards is dependent on our generating sufficient future taxable income within the carryforward period, which under current law is 20 years.

Year Ended December 31, 2009 (Successor) Compared to Year Ended December 31, 2008 (Predecessor)

As discussed under “—Presentation of Financial Information” above, our discussion below reflects a comparison of the results of operations of First Bankshares (the predecessor) for the year ended December 22, 2009 versus the results of operations of First Bankshares (the predecessor) for the year ended December 31, 2008. Results of operations of Xenith Bankshares (the successor) for the period ended December 31, 2009 include the operations of the combined company for the period December 23, 2009 through December 31, 2009. A comparison of results for this period is not made, as we deem this comparison to be insignificant. The consolidated balance sheet of Xenith Bankshares (the successor) at December 31, 2009 includes the assets, liabilities and shareholders’ equity of First Bankshares (the predecessor).

Net Income

For the period January 1, 2009 through December 22, 2009, our net loss was $4.3 million, compared to net income of $245 thousand for the year ended December 31, 2008. The net change on a pre-tax basis of $6.9 million was primarily due to a greater provision for loan losses of $4.7 million and merger-related expenses of $1.7 million.

Following is earnings (loss) per share information for the periods presented:

	(Predecessor)	(Predecessor)
	For the Period January 1, 2009 through December 22, 2009	Year Ended December 31, 2008
Earnings (loss) per share, basic and diluted	(1.90)	0.11

Net Interest Income

Net interest income for the period January 1, 2009 through December 22, 2009 was $4.4 million. By comparison, net interest income for 2008 was $4.2 million. Net interest margin as of December 31, 2009 was 2.82%, a slight decline from the 2.84% as of December 31, 2008. Net interest margin is defined as the percentage of net interest income to average earning assets.

The following table provides a detailed analysis of the average yields and rates on average interest-earning assets and average interest-bearing liabilities for the periods stated, including successor and predecessor activity. The average balances and other statistical data used in this table were calculated using daily average balances.

Average Balances, Interest and Expenses, Average Yield and Rates(1)

	Year Ended December 31
	(Successor)	(Predecessor)			(Successor)	(Predecessor)	2009 vs. 2008
	Average Balances as of December 31(2)		Average Yield / Rate		Income / Expense
							Increase (Decrease)	Change due to
(Dollars in thousands)	2009	2008	2009	2008	2009	2008		Rate	Volume
Assets
Interest-earning assets:
Federal funds sold	$1,121	$4,745	0.18%	1.26%	$2	$60	$(58)	$(12)	$(46)
Investments / Interest-earning deposits	47,555	46,402	5.10%	6.09%	2,423	2,825	(402)	(472)	70
Loans, net(3)	113,523	113,433	5.66%	6.48%	6,428	7,348	(920)	(926)	6

Total interest-earning assets	162,199	164,580	5.46%	6.22%	8,853	10,233	(1,380)	(1,410)	30

Non-interest-earning assets:
Cash due from banks	4,160	2,996
Premises and fixed assets	5,471	5,728
Other assets	3,172	1,990
Allowance for loan and lease losses	(2,344)	(1,050)

Total non-interest-earning assets	10,459	9,664

Total assets	$172,658	$174,244

Liabilities and Shareholders’ Equity
Interest-bearing liabilities:
Interest-bearing demand deposits	$6,963	$6,246	0.30%	1.17%	$21	$73	$(52)	$(60)	$8
Savings accounts	3,433	2,621	0.76%	1.18%	26	31	(5)	(15)	10
Time deposits	101,483	103,669	3.55%	4.39%	3,602	4,551	(949)	(853)	(96)
Federal funds purchased and borrowed funds	28,078	30,075	2.24%	3.00%	628	903	(275)	(215)	(60)

Total interest-bearing liabilities	139,957	142,611	3.06%	3.90%	4,277	5,558	(1,281)	(1,143)	(138)

Non-interest-bearing liabilities:
Non-interest-bearing demand deposits	14,032	14,212
Other liabilities	1,429	1,284

Total non-interest-bearing liabilities	15,461	15,496

Shareholders’ equity:	17,240	16,137

Total liabilities and shareholders’ equity	$172,658	$174,244

Interest rate spread(4)			2.40%	2.32%

Net interest income(5)					$4,576	$4,675	$(99)	$(267)	$168

Net interest margin(6)			2.82%	2.84%

(1)	2009 yields, rates, income, expense and comparisons to 2008 reflect the results of the First Bankshares (the predecessor) for the period January 1, 2009 through December 22, 2009 and of Xenith Bankshares (the successor) for the period December 23, 2009 through December 31, 2009.
(2)	Average balances are computed on a daily basis.
(3)	Non-accrual loans have been included in the average balances. Only the interest collected on such loans has been included as income.
(4)	Interest rate spread is the average yield on interest-earning assets less the average rate on interest-bearing liabilities.
(5)	Net interest income is interest income less interest expense.
(6)	Net interest margin is net interest income expressed as a percentage of average earning assets.

Non-interest Income

The decrease in non-interest income for the period January 1, 2009 through December 22, 2009 compared to the year ended December 31, 2008 was primarily due to reduced dividend income of $150 thousand related to Federal Reserve stock and FHLB stock, a decrease of $48 thousand in service charges on deposits, and a decrease in gain on sale of investments of $32 thousand.

Non-interest Expense

Non-interest expense increased $2.1 million, from $3.9 million for 2008 to $6.0 million for the period January 1 through December 22, 2009. The increase was primarily related to salaries and employee benefits, which increased $350 thousand, and professional fees, which increased $1.5 million. Both of these increases were merger-related. Other significant expenses include FDIC assessments of $248 thousand and increased data processing expenses of $155 thousand.

Income Taxes

We realized a loss before income taxes of $6.5 million for the period ended December 22, 2009. For the year ended December 31, 2008, income before income taxes was $362 thousand. An income tax benefit of $2.2 million was realized as of December 22, 2009 compared to an income tax expense of $117 thousand in 2008.

Financial Condition

Securities

The following tables present information about our securities portfolio as of the dates stated:

	September 30, 2010 (Successor)
	Book Value	Fair Value	Weighted Average Life	Weighted Average Yield
Securities Available for Sale:
Mortgage-backed securities(1)
—Fixed rate	$46,432,197	$47,486,512	3.74 years	3.23%
—Variable rate	5,221,658	5,475,074	11.30 years	3.49%
Collateralized mortgage obligations(1)	8,164,014	8,490,313	2.50 years	2.98%
Trust preferred securities	2,255,251	2,233,000	6.41 years	7.51%

Total securities available for sale	$62,073,120	$63,684,899	4.32 years	3.37%

(1)	Weighted average life and yields calculations are based on the current level of contractual maturities and expected prepayments as of September 30, 2010.

	December 31, 2009 (Successor)
	Book Value	Fair Value	Weighted Average Life	Weighted Average Yield
Securities Available for Sale:
U.S. agencies	$17,700,601	$17,810,442	13.07 years	5.16%
Mortgage-backed securities(1)
—Fixed rate	4,983,564	5,000,110	1.97 years	5.47%
—Variable rate	7,102,185	7,160,290	7.96 years	3.57%
Municipals
—Taxable	2,111,980	2,073,280	8.08 years	6.32%
—Tax exempt(2)	535,600	534,615	.92 years	5.64%
Trust preferred securities	4,262,500	4,268,000	17.16 years	7.44%

Total securities available for sale	$36,696,430	$36,846,737	10.71 years	5.25%

(1)	Weighted average life and yield calculations are based on the current level of contractual maturities and expected prepayments as of December 31, 2009.
(2)	Yields on tax exempt securities are calculated on a tax equivalent basis which converts the income on investments for which no income taxes were paid using the federal corporate income tax rate of 34%.

	December 31, 2008 (Predecessor)
	Book Value	Fair Value	Weighted Average Life	Weighted Average Yield
Securities Available for Sale:
U.S. agencies	$23,658,025	$23,960,625	1.49 years	5.20%
Mortgage-backed securities(1)
—Fixed rate	15,801,604	16,284,963	5.62 years	5.48%
—Variable rate	9,153,315	8,993,426	7.08 years	4.48%
Municipals
—Tax exempt(2)	525,933	520,735	1.92 years	5.59%
Trust preferred securities	4,539,565	3,652,962	18.16 years	7.40%

Total securities available for sale	$53,678,442	$53,412,711	5.04 years	5.35%

(1)	Weighted average life calculations are based on the current level of prepayments as of December 31, 2008.
(2)	Yields on tax exempt securities are calculated on a tax equivalent basis, which converts the income on investments for which no income taxes were paid using the federal corporate income tax rate of 34%.

The reduction in the weighted average life of the securities portfolio from December 31, 2009 to September 30, 2010 was primarily due to securities redeemed during the period and reinvested at shorter durations and with lower yields.

The following tables present a maturity analysis of the securities portfolio as of the dates stated. Weighted average yield calculations are based on the current level of contractual maturities and expected prepayments as of the dates stated.

	September 30, 2010 (Successor)
	Within 1 year	Weighted Average Yield	After 1 Year Through 5 Years	Weighted Average Yield	After 5 Years Through 10 Years	Weighted Average Yield	After 10 Years	Weighted Average Yield	Total	Weighted Average Yield
Securities Available for Sale:
Mortgage-backed securities
—Fixed rate	—	—	—	—	$5,130,225	2.35%	42,356,288	3.34%	47,486,513	3.23%
—Variable rate	—	—	—	—	—	—	5,475,074	3.49%	5,475,074	3.49%
Collateralized Mortgage Obligations	—	—	—	—	—	—	8,490,313	2.98%	8,490,313	2.98%
Trust preferred securities	—	—	—	—	—	—	2,233,000	7.51%	2,233,000	7.51%

Total securities available for sale	$—	—	$—	—	$5,130,225	2.35%	$58,554,675	3.46%	$63,684,900	3.37%

	December 31, 2009 (Successor)
	Within 1 year	Weighted Average Yield	After 1 Year Through 5 Years	Weighted Average Yield	After 5 Years Through 10 Years	Weighted Average Yield	After 10 Years	Weighted Average Yield	Total	Weighted Average Yield
Securities Available for Sale:
U.S. agencies	$—	$—	$—	—	$—	—	$17,810,442	5.16%	$17,810,442	5.16%
Mortgage-backed securities
—Fixed rate	—	—	—	—	—	—	5,000,110	5.47%	5,000,110	5.47%
—Variable rate(1)	—	—	—	—	—	—	7,160,290	3.57%	7,160,290	3.57%
Municipals
—Taxable	—	—	—	—	2,073,280	6.32%	—	—	2,073,280	6.32%
—Tax exempt(2)	—	—	—	—	—	—	534,615	5.64%	534,615	5.64%
Trust preferred securities	—	—	—	—	—	—	4,268,000	7.44%	4,268,000	7.44%

Total securities available for sale	$—	—	$—	—	$2,073,280	6.32%	$34,773,457	5.25%	$36,846,737	5.25%

(1)	Includes $6,966,339 in variable rate mortgage-backed securities that reset within one to 10 years.
(2)	Yields on tax-exempt securities are calculated on a tax equivalent basis, which converts the income on investments for which no income taxes were paid using the federal corporate income tax rate of 34%.

	December 31, 2008 (Successor)
	Within 1 year	Weighted Average Yield	After 1 Year Through 5 Years	Weighted Average Yield	After 5 Years Through 10 Years	Weighted Average Yield	After 10 Years	Weighted Average Yield	Total	Weighted Average Yield
Securities Available for Sale:
U.S. agencies	$—	$—	$—	—	$—	—%	$23,960,625	5.20%	$23,960,625	5.20%
Mortgage-backed securities(1)
—Fixed rate	—	—	—	—	—	—	16,284,963	5.48%	16,284,963	5.48%
—Variable rate	—	—	—	—	—	—	8,993,426	4.48%	8,993,426	4.48%
Trust preferred securities	—	—	—	—	—	—	4,173,697	7.40%	4,173,697	7.40%

Total securities available for sale	$—	—	$—	—	$—	—%	$53,412,711	5.33%	$53,412,711	5.53%

(1)	Includes $8,993,426 in variable rate mortgage-backed securities that reset within one to 10 years.

Loans

The following table provides the maturity analysis of our loan portfolio as of the dates presented based on whether loans are variable-rate or fixed-rate loans:

	September 30, 2010 (Successor)
		Variable Rate			Fixed Rate			Total Maturities
	Within 1 Year	1 to 5 Years	After 5 Years	Total	1 to 5 Years	After 5 Years	Total
Commercial real estate(1)	$21,626,838	$15,565,086	$1,324,325	$16,889,411	$5,875,437	$1,239,911	$7,115,348	$45,631,597
Commercial and industrial(2)	30,135,325	8,714,851	386,626	9,101,477	16,981,855	1,117,754	18,099,609	57,336,411
Residential real estate	6,720,550	6,413,507	1,414,451	7,827,958	4,400,248	5,717,345	10,117,593	24,666,101
Consumer(3)	3,364,228	41,356	—	41,356	1,296,421	25,734	1,322,155	4,727,739
Overdrafts	15,302	—	—	—	—	—	—	15,302

Total loans	$61,862,243	$30,734,800	$3,125,402	$33,860,202	$28,553,961	$8,100,744	$36,654,705	$132,377,150

(1)	Excludes $2,297,736 in non-accrual variable-rate loans and $1,628,346 in non-accrual fixed-rate loans.
(2)	Excludes $346,516 in non-accrual fixed-rate loans.
(3)	Excludes $8,577 in non-accrual fixed-rate loans.

	December 31, 2009 (Successor)
		Variable Rate			Fixed Rate			Total Maturities
	Within 1 Year	1 to 5 Years	After 5 Years	Total	1 to 5 Years	After 5 Years	Total
Commercial real estate(1)	$16,499,422	$10,207,841	$—	$10,207,841	$4,570,906	$45,256	$4,616,162	$31,323,425
Commercial and industrial(2)	13,678,581	1,312,025	4,469	1,316,494	26,974,618	1,150,580	28,125,198	43,120,273
Residential real estate	3,784,921	3,104,027	825,380	3,929,407	8,316,319	5,903,400	14,219,719	21,934,047
Consumer(3)	580,126	70,843	—	70,843	847,248	25,443	872,691	1,523,660
Overdrafts	18,711	—	—	—	—	—	—	18,711

Total loans	$34,561,761	$14,694,736	$829,849	$15,524,585	$40,709,091	$7,124,679	$47,833,370	$97,920,118

(1)	Excludes $3,150,167 in non-accrual variable-rate loans and $505,325 in non-accrual fixed-rate loans.
(2)	Excludes $346,861 in non-accrual fixed-rate loans.
(3)	Excludes $127,228 in non-accrual fixed-rate loans.

	December 31, 2008 (Predecessor)
		Variable Rate			Fixed Rate			Total Maturities
	Within 1 Year	1 to 5 Years	After 5 Years	Total	1 to 5 Years	After 5 Years	Total
Commercial real estate(1)	$26,835,670	$16,385,605	$—	$16,385,605	$24,201,503	$2,479,093	$26,680,596	$69,901,871
Commercial and industrial	6,587,425	1,287,076	—	1,287,076	8,555,474	10,754	8,566,228	16,440,729
Residential real estate	4,019,978	5,295,136	326,649	5,621,785	7,357,357	10,699,663	18,057,020	27,698,783
Consumer	777,333	187,726	49,618	237,338	1,305,305	38,933	1,344,238	2,358,909
Overdrafts	10,859	—	—	—	—	—	—	10,859

Total loans	$38,231,265	$23,155,537	$376,267	$23,531,804	$41,419,639	$13,228,443	$54,648,082	$116,411,151

(1)	Excludes $676,566 in non-accrual variable-rate loans.

A certain degree of risk is inherent in the extension of credit. Management has established loan and credit policies and guidelines designed to control both the types and amounts of risks we take and to minimize losses. Such policies and guidelines include loan underwriting parameters, loan-to-value parameters, credit monitoring guidelines, adherence to regulations and other prudent credit practices. See “Our Business—Products and Services” and “Our Business—Types of Lending Products.”

Loans secured by real estate comprised 76% of our loan portfolio as of September 30, 2010 and 88.5% as of December 31, 2009. Residential real estate loans consist of first and second lien loans, including home equity lines and credit loans, secured by residential real estate that is located primarily in our target markets offered to select customers. These customers primarily include branch and private banking customers. Typically, our loan-to-value benchmark for these loans is below 80% at inception, with satisfactory debt-to-income ratios as well. CRE loans are secured by business and commercial properties. Typically, our loan-to-value benchmark for these loans is below 80% at inception, with satisfactory debt service coverage ratios as well. The repayment of both residential and owner-occupied commercial real estate loans depends primarily on the income and cash flows of the borrowers, with the real estate serving as a secondary source of repayment.

Allowance for Loan and Lease Losses

Our allowance for loan and lease losses consists of (1) a component for individual loan impairment recognized and measured pursuant to FASB ASC Topic 310, “Accounting by Creditors for Impairment of a Loan,” and (2) components of collective loan impairment recognized pursuant to FASB ASC Topic 450, “Accounting for Contingencies.” We maintain specific reserves for individually impaired loans pursuant to Topic 310. A loan is impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due (interest as well as principal) according to the contractual terms of the loan agreement.

We determine the allowance for loan and lease losses based on a periodic evaluation of the loan portfolio. This evaluation is a combination of quantitative and qualitative analysis. Quantitative factors include loss history for varying types of loans that we originate in our portfolio, as well as loss history from banks in Virginia and across the country. In evaluating our loan portfolio, we consider qualitative factors, including general economic conditions, nationally, regionally and in our target markets, and the values of collateral securing our loan portfolio. These quantitative and qualitative factors and estimates may be subject to significant change. Increases to our allowance for loan and lease losses are made by charges to the provision for loan losses, which is reflected on the consolidated statements of operations and comprehensive income (loss). Loans deemed to be uncollectible are charged against our allowance for loan and lease losses at the time of determination, and recoveries of previously charged-off amounts are credited to our allowance for loan and lease losses.

In assessing the adequacy of our allowance for loan and lease losses as of the end of a reporting period, we also evaluate our loan risk ratings. Each loan is assigned two “risk ratings” at origination. One risk rating is based on our assessment of our borrower’s financial capacity and the other is based on our assessment of the quality of our collateral. In addition to our assessment of risk ratings, we also consider internal observable data related to trends within the loan portfolio, such as concentrations, aging of the portfolio, changes to our policies and procedures, and external observable data such as industry and general economic trends.

Although we use various data and information sources to establish our allowance for loan and lease losses, future adjustments to our allowance for loan and lease losses may be necessary if conditions, circumstances or events are substantially different from the assumptions used in making the assessments.

As of December 22, 2009, prior to the merger, our allowance for loan and lease losses was $6.7 million and reflected a provision expense of $5.5 million for the period January 1 through December 22, 2009. Immediately following the merger, our allowance for loan and lease losses was reduced to $0 due to adjustments attributable to the acquisition method of accounting. For the three months and nine months ended September 30, 2010, we recorded provision expense of $740 thousand and $1.3 million, respectively. For the three and nine months ended September 30, 2009, we recorded a provision of $930 thousand and $1.6 million, respectively. Our allowance for loan and lease losses as a percentage of total loans as of September 30, 2010 appears low (0.90%), as the provision and related allowance is primarily for new loan production since December 31, 2009 and negative changes in credit quality related to the purchased loan portfolio.

The following table presents our allowance for loan and lease losses by loan type and the percent of loans in each category to total loans for the dates stated:

	September 30, 2010 (Successor)		December 31, 2009 (Successor)
	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans
Balance at end of period applicable to:
Commercial real estate	$942,607	36.26%	$4,980,026	34.28%
Commercial and industrial	231,957	42.21%	1,245,830	42.59%
Residential real estate	44,291	18.05%	434,396	21.62%
Consumer	11,519	3.48%	39,748	1.51%
Total allowance for loan and lease losses	1,230,374	100.00%	6,700,000	100.00%

Acquisition fair value adjustment	—		(6,700,000)

Total allowance for loan and lease losses, net of adjustment	$1,230,374		$—

Non-performing Assets

It is our policy to discontinue the accrual of interest income on our non-performing loans. We consider a loan as non-performing when it is greater than 90 days past due as to interest and principal or when there is serious doubt as to collectability, unless the estimated net realized value of collateral is sufficient to assure collection of principal balance and accrued interest. As of September 30, 2010 and December 31, 2009, there were no loans greater than 90 days past due with respect to principal and interest for which interest was accruing.

As of September 30, 2010 and December 31, 2009, we had $332 thousand and $464 thousand, respectively, in other real estate owned, or OREO, consisting of single family properties resulting from foreclosure. OREO asset valuations are evaluated at least quarterly, and any necessary write down to fair value is recorded as impairment.

All of our non-performing assets as of September 30, 2010 were acquired in the merger, and their carrying values were adjusted to fair value, immediately following the merger, in applying the acquisition method of accounting. For further information on certain of our non-performing assets, see “Our Business—Credit Policies and Administration—Loan Participations.”

The following table summarizes our non-performing assets as of the dates stated:

	(Successor)	(Successor)	(Predecessor)
	September 30, 2010	December 31, 2009	December 31, 2008
Non-accrual loans	$4,281,175	$4,129,581	$676,566
Other real estate owned	331,981	463,700	—

Total non-performing assets	$4,613,156	$4,593,281	$676,566

Non-performing assets as a percentage of total loans	3.38%	4.50%	0.58%
Non-performing assets as a percentage of total assets	1.89%	2.28%	0.37%
Net charge-offs as a percentage of average loans	0.02%	N/A	0.08%
Allowance for loan and lease losses as a percentage of total loans	0.90%	N/A	1.44%
Allowance for loan and lease losses to non-accrual loans	28.74%	N/A	249.39%

The allowance for loan and lease losses excludes the discount recorded on our acquired portfolio.

Deposits

Deposits represent our primary source of funds and are comprised of demand deposits, savings deposits and time deposits. Deposits as of September 30, 2010 totaled $165.9 million compared to deposits of $114.1 million as of December 31, 2009, an increase of 45%. Demand deposits increased $34.1 million, or approximately 150%, over balances as of December 31, 2009, and time deposits increased $17.6 million, or approximately 20%, over balances as of December 31, 2009.

The following table presents the average balances and rates paid, by deposit category, as of the dates stated:

	(Successor)		(Successor)		(Predecessor)
	September 30, 2010		December 31, 2009		December 31, 2008
	Amount	Rate	Amount	Rate	Amount	Rate
Non-interest-bearing demand deposits	$16,524,259		$14,032,483		$14,212,300
Interest-bearing deposits:
Checking (NOW) accounts	5,672,353	0.24%	4,667,838	0.19%	4,266,732	0.89%
Money market accounts	30,286,512	1.01%	2,295,349	0.52%	1,978,869	1.77%
Savings accounts	3,406,196	0.50%	3,432,598	0.76%	2,620,795	1.19%
Time deposits
Time deposits $100,000 or greater(1)	48,381,128	2.47%	23,023,613	3.82%	27,091,313	4.44%
Time deposits less than $100,000	53,145,190	2.38%	78,406,806	3.47%	76,577,954	4.37%
Time deposits valuation	1,482,435		52,570		—

Total time deposits	103,008,753	1.34%	101,482,989	3.55%	103,669,267	4.39%

Total interest-bearing deposits	142,373,814	1.20%	111,878,774	3.26%	112,535,663	4.14%

Total average deposits	$158,898,073	1.08%	$125,911,257	2.90%	$126,747,963	3.67%

(1)	Includes brokered deposits of $10.3 million as of September 30, 2010, $15.3 million as of December 31, 2009 and $15.3 million as of December 31, 2008.

Maturities of large denomination time deposits (equal or greater than $100,000) as of September 30, 2010 were as follows:

	Within 3 Months	3-6 Months(1)	6-12 Months	Over 12 Months(2)	Total	Percent of Total Deposits
Time deposits	$10,669,020	$7,902,592	$13,688,115	$18,613,473	$50,873,200	30.66%

(1)	Includes brokered deposits of $5.2 million.
(2)	Includes brokered deposits of $5.1 million.

Short-Term Borrowings

The following table summarizes the period-end balance, highest month-end balance, average balance and weighted average rate of short-term borrowings for each of the periods stated:

	(Successor)				(Successor)				(Predecessor)
	September 30, 2010				December 31, 2009				December 31, 2008
	Quarter End Balance	High Month End Balance	Average Balance	Weighted Average Rate	Year End Balance	High Month End Balance	Average Balance	Weighted Average Rate	Year End Balance	High Month End Balance	Average Balance	Weighted Average Rate
Federal funds purchased	$—	$—	$10,543	1.89%	$1,552,000	$2,526,000	$518,841	0.79%	$—	$2,270,000	$374,164	2.76%
Other borrowings	—	—	—	—	4,700,000	12,000,000	3,472,329	0.53%	16,000,000	21,000,000	11,006,284	3.77%

Total short-term borrowings	$—	$—	10,543	1.89%	$6,252,000	$14,526,000	$3,991,170	0.57%	$16,000,000	$23,270,000	$11,380,448	3.74%

Liquidity and Capital Resources

In the nine-month period ended September 30, 2010, cash and cash equivalents decreased $18.2 million to $17.0 million from $35.2 million at December 31, 2009. Net cash used in operating activities was $5.1 million for the nine-month period ended September 30, 2010 compared to a use of $18 thousand for the same period in 2009. This increased use of cash in 2010 was primarily due to a higher net loss. Net cash used in investing activities was $59.4 million for the nine-month period ended September 30, 2010 compared to net cash provided by investing activities of $14.2 million for the same period in 2009. This increased use of cash resulted from an increase in net loans of $33.7 million in 2010 compared to a decrease in net loans of $3.8 million in 2009. Additionally, higher investments in securities of $60.4 million partially offset by a $24.7 million increase in proceeds from maturities and calls of securities contributed to the increased use of cash. Net cash provided by financing activities in the nine-month period ended September 30, 2010 was $46.3 million compared to net cash used in financing activities of $16.6 million for the same period of 2009. Net cash inflows from deposits was $52.6 million in the nine-month period ended September 30, 2010, whereas net cash outflows from deposits was $11.1 million in the same period of 2009.

Liquidity

Liquidity is the ability to generate or acquire sufficient amounts of cash when needed and at a reasonable cost to accommodate deposit withdrawals, payments of debt and operating expenses, increased loan demand, and to achieve stated objectives (including working capital requirements). These events may occur daily or in other short-term intervals in the normal operation of business. Historical trends may help management predict the amount of cash required. In assessing liquidity, management gives consideration to various factors, including stability of deposits, maturity of time deposits, quality, volume and maturity of assets, sources and costs of borrowings, concentrations of business and industry, competition, and our overall financial condition and cash flows. Our primary sources of liquidity are cash, due from banks, federal funds sold, and securities in our available-for-sale portfolio. We also have access to a credit line from our primary correspondent bank in the amount of $5.0 million. This line is for short-term liquidity needs and is subject to the prevailing federal funds interest rate.

In addition, we have a secured borrowing facility with the FHLB. The total credit availability is equal to 30% of our total assets. As of September 30, 2010, our total credit availability was $43.2 million, based on our June 30, 2010 balance sheet. Under this facility, we have two terms loans outstanding. One loan is for $20 million and was originated on January 25, 2008 at a fixed rate of 2.5% per annum and matures on January 25, 2013. The second loan is for $5.0 million and was originated on March 4, 2009 at a fixed rate of 2.07% per annum and matures March 4, 2011. Neither loan amortizes. Together, these facilities have a weighted average interest rate of 2.41% per annum.

In management’s opinion, we maintain the ability to generate sufficient amounts of cash to cover normal requirements and any additional needs which may arise, within realistic limitations, for the foreseeable future.

Subsequent to September 30, 2010, we were extended an uncommitted line of credit by a national bank to borrow federal funds up to $5.0 million on an unsecured basis. The uncommitted line of credit is not a confirmed line or loan and terminates on January 31, 2011, if not cancelled earlier. Borrowings under this arrangement will bear interest at the prevailing federal funds rate. There have been no borrowings under this uncommitted line of credit.

Capital Adequacy

Capital management in a regulated financial services industry must properly balance return on equity to shareholders, while maintaining sufficient capital levels and related risk-based capital ratios to satisfy regulatory requirements. Our capital management strategies have been developed to maintain our “well-capitalized” position.

We are subject to various regulatory capital requirements administered by federal and other bank regulators. Failure to meet minimum capital requirements can trigger certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material adverse effect on us. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, we must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and reclassifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require us to maintain minimum amounts and ratios of total and Tier 1 capital to average assets. As of September 30, 2010, we had met all minimum capital adequacy requirements to which we are subject and are categorized as “well- capitalized.” Since September 30, 2010, there are no conditions or events that management believes have changed our status as “well-capitalized.”

The following tables show Tier 1 and Tier 2 capital ratios and the minimum capital ratios required by our regulators.

(Successor)
(In thousands)	September 30, 2010
Tier 1 capital:
Common stock	$5,847
Additional paid-in capital	57,794
Retained earnings (accumulated deficit)	(14,450)
Accumulated other comprehensive income	1,612

Total bank equity capital	50,803
Net unrealized gain on available-for-sale securities	(1,612)
Disallowed goodwill and other disallowed intangible assets	(14,139)

Total Tier 1 capital	$35,052

Tier 2 capital:
Allowance for loan and lease losses(1)	$1,230

Total risk-based capital	$36,282

Average total assets	$236,434

Risk-weighted assets	$148,387

(1)	Allowance for loan and lease losses included in Tier 2 capital is limited to 1.25% of gross risk-weighted assets.

	(Successor)	Regulatory Minimum	Well Capitalized
	September 30, 2010
Tier 1 leverage ratio	15.77%	4.00%	> 5.00%
Tier 1 risk-based capital ratio	23.62%	4.00%	> 6.00%
Total risk-based capital ratio	24.45%	8.00%	> 10.00%

Interest Rate Sensitivity

Financial institutions can be exposed to several market risks that may impact the value or future earnings capacity of an organization. Our primary market risk is interest rate risk. Interest rate risk is inherent in banking, because as a financial institution, we derive a significant amount of our operating revenue from “purchasing” funds (customer deposits and borrowings) at various terms and rates. These funds are invested in interest-earning assets (e.g., loans and investments) at various terms and rates.

Interest rate risk is the exposure to fluctuations in our future earnings (earnings at risk) and value (market value at risk) resulting from changes in interest rates. This exposure results from differences between the amounts of interest-earning assets and interest-bearing liabilities that re-price within a specific time period as a result of scheduled maturities and repayment and contractual interest rate changes.

The balance sheet may be asset or liability sensitive at a given time. We intend to manage the Bank’s asset or liability sensitivity to optimize earnings, to minimize interest rate risk and to preserve capital within policy limits.

Management strives to control the Bank’s exposure to interest rate volatility, and we operate under an asset and liability management policy approved by our board of directors. In addition, we emphasize the loan and deposit pricing characteristics that best meet our current view on the future direction of interest rates and use sophisticated analytical tools to support our asset and liability processes. For additional information on our asset and liability management policy, see “Our Business—Asset and Liability Management.”

Gap Analysis

Gap analysis tools monitor the “gap” between interest-sensitive assets and interest-sensitive liabilities. The Bank uses a simulation model to forecast future balance sheet and income statement behavior. By studying the effects on net interest income of rising, stable and falling interest rate scenarios, the Bank can position itself to take advantage of anticipated interest rate movements by understanding the dynamic nature of its balance sheet components. We evaluate our balance sheet components (securities, loan and deposit portfolios) to manage our interest rate risk position.

A negative interest-sensitive gap results when interest-sensitive liabilities exceed interest-sensitive assets for a specific re-pricing “horizon.” The gap is positive when interest-sensitive assets exceed interest-sensitive liabilities. For a bank with a positive gap, rising interest rates would be expected to have a positive effect on net interest income and falling rates would be expected to have a negative effect. The table below reflects the balances of interest-earning assets and interest-bearing liabilities at the earlier of their re-pricing or maturity dates. Borrowed funds are reflected in the earliest contractual re-pricing interval due to the immediately available nature of these funds. Interest-bearing liabilities, with no contractual maturity, such as interest-bearing transaction accounts and savings deposits, are reflected in the earliest re-pricing interval due to contractual arrangements which give management the opportunity to vary the rates paid on these deposits within a 30-day or shorter period. Time deposits and fixed-rate loans are reflected at their respective contractual maturity dates, whereas variable-rate loans are reflected at the earliest re-pricing interval since they were borrowed under variable rate options and re-priced according to their terms.

The following table, “Gap Report,” indicates that, on a cumulative basis through the next 12 months, our interest rate-sensitive assets exceed interest rate-sensitive liabilities, resulting in an asset-sensitive position as of September 30, 2010 of $20.2 million. This net asset-sensitive position was a result of $110.3 million in interest rate-sensitive assets being available for re-pricing during the next 12 months and $90.1 million in interest rate-sensitive liabilities being available for re-pricing during the next 12 months. Our gap position as of September 30, 2010 is considered by management to be favorable in a flat to increasing interest rate environment.

(In thousands)	GAP Report as of September 30, 2010 (Successor)
	0-180 Days	181-360 Days	1-3 Years	Over 3 Years	Total
ASSETS:
Cash and due from banks	$584	$—	$—	$—	$17,034
U.S. agencies	—	—	—	—	—
Mortgage-backed securities	3,043	2,821	8,176	45,777	59,817
Municipals	—	—	—	—	—
Preferred securities	2,225	—	—	—	2,255
Unrealized gains/losses	—	—	—	—	1,612
Other investments	54	—	—	3,246	3,300
Commercial loans
—Real Estate	46,459	—	200	—	46,659
—Other	31,750	7,806	12,054	6,498	58,108
Real estate loans	9,809	2,272	2,940	10,345	25,366
Consumer loans	3,366	176	535	223	4,300
Other loans	—	—	—	—	(3,081)
Allowance for loan and lease losses	—	—	—	—	(4,881)
Nonaccrual loans	—	—	—	—	8,959
Premises and fixed assets	—	—	—	—	6,659
Intangibles	—	—	—	—	14,139
Other real estate owned	—	—	—	—	332
Other assets	—	—	—	—	3,233

TOTAL ASSETS	$97,290	$13,075	$23,905	$66,089	$243,811

LIABILITIES & CAPITAL:
Demand and money market deposits	$8,138	$8,137	$18,353	$3,228	$56,439
Savings	802	802	1,737	—	3,341
Time deposits > 100K	18,392	13,508	14,206	4,327	50,874
Time deposits < 100K	21,392	13,958	13,523	5,504	55,258
Federal funds purchased	—	—	—	—	—
Other borrowings	5,000	—	20,000	—	25,000
Other liabilities	—	—	—	—	2,096
Shareholders’ equity	—	—	—	—	50,803

TOTAL LIABILITIES & CAPITAL	$53,724	$36,405	$67,819	$13,059	$243,811

DISCRETE:
GAP	$43,560	$(23,332)	$(43,915)	$53,029

CUMULATIVE:
GAP	$43,560	$20,228	$(23,687)	$29,342

Commitments and Contingencies

In the normal course of business, we have commitments under credit agreements to lend to customers as long as there is no material violation of any condition established in the contracts. These commitments generally have fixed expiration dates or other termination clauses and may require payments of fees. Because many of the commitments may expire without being completely drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Additionally, we issue letters of credit, which are conditional commitments to guarantee the performance of customers to third parties. The credit risk involved in issuing letters of credit is the same as that involved in extending loans to customers.

These commitments represent outstanding off-balance sheet commitments. The following table presents unfunded loan commitments outstanding as of the date stated:

Outstanding Loan Commitments

(Successor)
September 30, 2010
Construction loans
Residential	$523,080
Commercial	2,903,563
Commercial lines of credit	8,971,697
Home equity lines of credit	5,785,207
Consumer	448,727
Letters of credit	175,032

Total commitments	$18,807,306

As discussed under “Our Business—Description of Properties” above, we leased four banking facilities as of September 30, 2010. Rental expense under these operating leases for was $633,569 for the nine months ended September 30, 2010. For the period ended December 22, 2009, and the year ended December 31, 2008, we leased one banking facility. Rental expense under this operating lease was $74,503 for the period ended December 22, 2009 and $67,519 for the year ended December 31, 2008.

The following table presents the current minimum annual commitments under non-cancelable leases in effect at September 30, 2010 for the dates stated:

Minimum Lease Commitments

Period	(Successor) Commitment
Remainder of 2010	$215,790
2011	875,985
2012	893,742
2013	911,913
2014	332,248

Total lease commitments	$3,229,678

Recent Accounting Pronouncements

Accounting Standards Update, or ASU, “Fair Value Measurements and Disclosures (Topic 820)—Improving Disclosures about Fair Value Measurements,” or ASU 820. ASU 820, which amends FASB ASC 820-10, requires new disclosure (1) of significant transfers in and out of Levels 1 and 2 with reasons for the transfers; and (2) activity in Level 3 fair value measurements, including purchases, sales, issuances, and settlements on a gross basis. In addition, the reporting entity should provide fair value measurement disclosures for each class of assets and liabilities, and disclosures about inputs and valuation techniques used to measure fair value of both recurring and non-recurring fair value measurements. The ASU includes conforming amendments to the guidance on employers’ disclosures about postretirement benefit plan assets (FASB ASC 715-20). These amendments change the terminology from major categories of assets to classes of assets and provide a cross reference to FASB ASC 820-10 on how to determine appropriate class to present fair value disclosures. ASU 820 is effective for interim and annual periods beginning after December 15, 2009, except disclosures about purchases, sales, issuances, and settlements in the roll forward of Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010 and interim periods within those years. ASU 820 requires additional disclosures only and will not have an impact on our consolidated financial statements.

FASB ASC 860—“Accounting for Transfers of Financial Assets,” or Topic 860. Topic 860 is a revision to preceding guidance and requires more information about transfers of financial assets, including securitization transactions, and where entities have continuing exposure to the risks related to transferred financial assets. It eliminates the concept of a “qualifying special purpose entity,” changes the requirements for derecognizing financial assets, and requires additional disclosures. In December 2009, the FASB issued ASU No. 2009-16, “Transfers and Servicing—Accounting for Transfers of Financial Assets.” This update formally codifies FASB Statement No. 166, “Accounting for Transfers of Financial Assets” and provides a revision for Topic 860 to require more information about transfers of financial assets. This statement and update became effective for interim and annual reporting periods beginning January 1, 2010. The adoption of this statement and update did not have a material impact on our consolidated financial statements.

ASU No. 2010-06—“Fair Value Measurements and Disclosures—Improving Disclosures about Fair Value Measurements,” or ASU 2010-06. This update provides amendments to Subtopic 820-10, “Fair Value Measurements and Disclosures,” which require new disclosures for transfers in and out of Levels 1 and 2, and for activity in Level 3 fair value measurements. In addition, ASU 2010-06 provides amendments that clarify existing disclosures relating to the level of disaggregation and inputs and valuation techniques. Fair value measurement disclosures should be provided for each class of assets and liabilities, and disclosures should be made about the valuation techniques and inputs used to measure fair value for both recurring and non-recurring measurements that fall in either Level 2 or Level 3. The new disclosures and clarification of existing disclosures are effective for interim and annual reporting. ASU No. 2010-06 requires additional disclosures only and will not have an impact on our consolidated financial statements.

ASU No. 2010-20—“Disclosures about Credit Quality and Allowance for Credit Losses.” The FASB issued new guidance intended to provide users of financial statements with greater transparency about an entity’s allowance for credit losses and the credit quality of its financing receivables. This guidance will become effective for the reporting periods ending on or after December 15, 2010. We are still evaluating the impact that this guidance will have on our financial position and operating results.

MANAGEMENT

Executive Officers and Directors

Executive Officers

The following sets forth certain information regarding our executive officers. Information pertaining to T. Gaylon Layfield, III, who is both a director and the President and Chief Executive Officer of our company and the Bank, may be found under “—Directors” below.

Thomas W. Osgood, 55, has been Executive Vice President, Chief Financial Officer, Chief Administrative Officer and Treasurer of Xenith Bankshares and the Bank, since December 22, 2009, having previously served as Chief Financial Officer and Chief Administrative Officer of Xenith Corporation from February 19, 2008 until December 22, 2009. He has also served as a director of Xenith Bank since December 22, 2009. From January 1998 to May 2007, he was with East Coast Fire Protection, Inc., or ECFP, a fire protection firm, where he was Executive Vice President and served in numerous finance, operating and marketing capacities.

Prior to is employment with ECFP, Mr. Osgood was with Signet Banking Corporation from 1983 until its acquisition by First Union Corporation (now Wells Fargo & Company) in November 1997. In 1996-1997, Mr. Osgood helped lead a year long process focusing on total bank re-engineering and reported to the President and Chief Operating Officer. From 1992 to 1996, Mr. Osgood was a Senior Vice President and reported to the Chief Credit Officer. He developed and led an integrated risk management practice; implemented quantitative tools to measure risks in credit portfolios; led credit portfolio reporting and industry risk analysis; managed the bank’s allowance for loan and lease losses; and worked directly with outside auditors and regulators to verify its adequacy. From 1988 to 2002, Mr. Osgood was a Vice President and then a Managing Director of Signet Investment Banking Corporation where he worked with clients in many industries on business plans and implications for financing strategies; raised debt and equity capital to fund organic growth and acquisitions; performed valuations and worked on numerous purchase and sale transactions; and developed and executed interest rate hedging strategies for clients. From 1983 to 1988, Mr. Osgood was a lender and relationship manager working with clients in many industries.

Prior to joining Signet, Mr. Osgood was with Wachovia Bank from 1978 to 1983, where he completed the retail banking program and was promoted to branch manager then completed the corporate banking development program and was promoted to bank officer and corporate banker handling commercial credit relationships in Raleigh and Durham, North Carolina.

Ronald E. Davis, 59, has been Executive Vice President and Corporate Secretary and Executive Vice President/Chief Lending Officer and a director of Xenith Bank since December 22, 2009, having previously served as Executive Vice President of Xenith Corporation from June 2008 until December 22, 2009. From December 2001 until June 2008, he served as President and Chief Executive Officer of Virginia Heartland Bank and then its successor, Second Bank and Trust (now StellarOne Corporation) in Fredericksburg, Virginia.

From August 1998 until December 2001, Mr. Davis was President and Chief Executive Officer of Metro County Bank, a de novo bank in Richmond, Virginia. Metro County grew from $35 million to $140 million in assets and from one to four full-service branches during Mr. Davis’ tenure. Mr. Davis was responsible for setting strategic direction, staffing, underwriting and approving loans and credit quality, overseeing retail, commercial, investment, and operations, and achieving financial goals established for the organization.

Mr. Davis was also with First Union National Bank and its predecessor, Signet Banking Corporation, from 1984 to August 1998, in various roles, including managing the Small Business Credit Center and working as a Senior Credit Officer for Small Business, Private Banking, and Retail Business segments. Mr. Davis was also a manager in Signet’s National Division.

Mr. Davis began his banking career in 1974 at the National Bank of Commerce in Lincoln, Nebraska and joined Citizens and Southern Bank in Atlanta, where he was employed from 1978 to 1984.

Wellington W. Cottrell, III, 55, has been Executive Vice President and Chief Credit Officer and a director of Xenith Bank since December 22, 2009, having previously served as Executive Vice President of Xenith Corporation from May 2008 until December 22, 2009. From 2000 until May 2008, Mr. Cottrell served as Managing Director of Risk Management in the Corporate and Investment Banking Group at SunTrust Bank. Mr. Cottrell was a member of the Senior Loan Committee and a part-time member of the Debt Capital Markets Committee, which primarily reviewed syndications, bridge loans, and market risk. From 1999 until 2000, Mr. Cottrell was a risk manager in SunTrust’s Corporate & Investment Banking group, progressing from Director to Managing Director in 2000 and from risk coverage of the Media & Communications Portfolio, adding the Mid-Atlantic Diversified Portfolio also in 2000.

From 1992 through 1998, Mr. Cottrell was in Regional Credit Administration as Senior Vice President—Risk Manager for the Corporate Banking Group of Crestar Bank (predecessor to SunTrust), managing corporate, middle-market, and international credits. From 1990 until 1992, he was a Vice President and relationship manager with Crestar Bank in the Corporate Banking Group. His duties included managing media and communications clients and workouts. From 1988 until 1990, Mr. Cottrell was with Investors Savings Bank in Retail Credit Administration. Mr. Cottrell was Senior Vice President, chaired the commercial loan committee, was a member of the commercial real estate loan committee, and managed commercial business credit analysis, loan review, the credit card portfolio, and work-outs.

From 1984 until 1988, Mr. Cottrell was with Crestar Bank as a Vice President and relationship manager in the Southeast Division. From 1981 until 1983, Mr. Cottrell was with Manufacturers Hanover Trust Co. as trainee progressing to Assistant Vice President in the Metropolitan Division of the commercial bank.

Mr. Cottrell started his banking career at Central National Bank (predecessor to Central Fidelity Bank) in 1977 as a credit analyst in commercial banking.

W. Jefferson O’Flaherty, 58, has been Executive Vice President of Xenith Bank responsible for its private banking business since December 22, 2009, having previously served as Executive Vice President of Xenith Corporation from May 2008 until December 22, 2009. He has also served as a director of Xenith Bank since December 22, 2009. Mr. O’Flaherty served as Regional Managing Director of Wachovia Wealth Management for Wachovia Bank (now Wells Fargo & Company), from 2001, when First Union Bank merged with Wachovia Corporation, until December 2007. From November 1997 to 2001, Mr. O’Flaherty served as Managing Director with First Union Bank, and in this capacity he led the private banking practice in Richmond, Norfolk and Roanoke. Mr. O’Flaherty started his career with Bank of Virginia, a predecessor to Signet, in 1974 and served in various capacities of increasing responsibility, culminating in his role as Senior Vice President and Manager of Private Banking for Signet Banking Corporation, which was acquired by First Union in 1997.

Judy C. Gavant, 51, has been the Senior Vice President and Controller of Xenith Bank since August 2010. From September 2005 until the end of July 2010, she held the positions of Director, Finance—Corporate and Business Development, as well as Director and Assistant Controller overseeing financial reporting for Owens & Minor, Inc., a leading national distributor of name-brand medical and surgical supplies and a healthcare supply chain management company. From 2001 to 2004, Ms. Gavant was Director of Finance and Controller for Tredegar Film Products, Inc, a wholly-owned subsidiary of Tredegar Corporation, primarily a global manufacturer of plastic films and aluminum extrusions. From 2000 to 2001, Ms. Gavant worked as the Chief Financial Officer and Company Secretary of Envera LLC, an industry-owned start-up that provided web-enabled supply chain services for the chemical industry. From 1990 to 2000, Ms. Gavant held various roles in the areas of taxation and mergers, acquisitions and divestitures at Dominion Resources, Inc., one of the nation’s largest producers and transporters of energy and served as Controller and Assistant Treasurer of Dominion Energy, Inc., a wholly-owned subsidiary of Dominion Resources, Inc. From 1981 to 1990, she served in the audit and tax practices at PricewaterhouseCoopers LLP, a provider of audit and assurance, tax and advisory services.

Directors

Under our amended and restated bylaws, our board of directors will have a minimum of eight directors and a maximum of 20 directors. Currently, our board of directors consists of 11 directors.

The 11 persons named below were elected to serve as directors until our 2011 annual meeting of shareholders and until their respective successors are elected. Set forth below is certain information regarding our directors, including the experiences, qualifications, attributes or skills that caused the governance and compensation committee and our board of directors to determine that the person should serve as a director.

T. Gaylon Layfield, III, 59, currently serves as President and Chief Executive Officer of both our company and the Bank. He is the former President of Timber Resource Management, L.L.C., a privately held timber investment management organization, having previously served in various increasing roles of responsibility with Signet Banking Corporation, a $12 billion bank holding company that was acquired by First Union Corporation (now Wells Fargo & Company), from 1975 until Signet’s acquisition in November 1997. From December 1996 to November 1997, Mr. Layfield was President and Chief Operating Officer of Signet and served on Signet’s board of directors, its management committee, its asset and liability committee and its credit policy committee. Mr. Layfield served as Senior Executive Vice President and on Signet’s management and senior credit committees from 1988 to 1996. From 1991 until 1996, Mr. Layfield was responsible for Signet’s Consumer Banking, which included the branch delivery system, Signet Financial Services, Signet Mortgage Company, Educational Funding, Telephone Banking Center, Trust/Affluent and Small Business banking, having previously been head of Signet’s commercial line of business from 1987 to 1991. Mr. Layfield served as Signet’s Executive Vice President from 1986 to 1988, Regional Executive Officer of Signet’s Hampton Roads Region from 1983 to 1986, officer-in-charge of Signet’s National/International division from 1982 to 1983 and officer-in-charge of Commercial Lending for Signet’s Capital Division from 1980 to 1982. He joined Signet in 1975 as an international credit analyst and for the next five years, he held various positions in the International Division, including officer-in-charge of Business Development.

Mr. Layfield has extensive executive bank management and public bank holding company experience, as well as a wealth of knowledge about the mid-Atlantic region business and banking environment.

Larry L. Felton, 65, is retired. From 1970 until retirement in 2004, Mr. Felton was employed by Angus I. Hines, Inc., a petroleum distributor and convenience store chain in Virginia where Mr. Felton served as Chief Operating Officer, Vice-President-Finance and Administration, and Treasurer. Mr. Felton was one of the founding directors of SuffolkFirst Bank and its parent bank holding company, First Bankshares. He was a former director of James River Bank/Colonial (formerly Bank of Suffolk), and served on the audit committee of that bank’s holding company, James River Bankshares, Inc., which was purchased by First Virginia Bank in June 2001.

Mr. Felton has been a director of Western Branch Metals, LC, a distributor of steel boat shafts since 1995.

Mr. Felton has experience operating and managing businesses similar to the types of businesses we are targeting for our banking business and corporate governance experience from his past board service.

Palmer P. Garson, 54, has been Managing Director of Cary Street Partners, LLC, a wealth management and investment banking company, since October 2007. Prior to joining Cary Street Partners, Ms. Garson was a co-founder and Managing Partner of Jefferson Capital Partners, a private equity firm focused on providing growth financing to well managed, late stage, rapidly growing companies, primarily in the consumer, business services, education, health care and selected information technology industries, from 1989 to 2007. Prior to co-founding Jefferson Capital Group, Ltd. in 1989, Ms. Garson developed extensive corporate finance and investment banking experience while working for A.G. Edwards from 1987 to 1989, for Morgan Stanley & Co. from 1983 to 1986, and for Mellon Bank from 1979 to 1981. Ms. Garson’s primary focus as an investment banker was in the field of mergers and acquisitions.

Ms. Garson currently serves on the boards of directors of several Jefferson Capital Partners portfolio companies. Ms. Garson has vast corporate finance experience with several industries and extensive board experience from her past board service.

Patrick D. Hanley, 66, has served as Chief Executive Officer of Gallium Technologies, LLC, a company that designs accounts receivable collection software, since August 2009. Prior to his work with Gallium Technologies, LLC, Mr. Hanley served as Senior Vice President-Finance and Accounting of UPS Ground Freight, Inc., formerly Overnite Corporation, a truckload and less-than-truckload carrier and wholly-owned subsidiary of United Parcel Service, Inc., from August 2005 to October 2007, also having previously served as Director, Senior Vice President and Chief Financial Officer of Overnite Corporation from October 2003 through July 2005. Mr. Hanley serves on the board of directors of NewMarket Corporation (NYSE: NEU), where he serves on the audit committee and as chairman of the nominating and corporate governance committee. Mr. Hanley has extensive knowledge on the management of public companies and significant accounting, finance and SEC reporting experience.

Peter C. Jackson, 49, has been President of Jackson Real Estate, a family owned and operated real estate business, and a director of Western Branch Metals, LC. From 1992 to 1999, Mr. Jackson was a Vice President at James River Bank/Colonial (formerly Bank of Suffolk), a subsidiary of James River Bankshares, Inc., which was purchased by First Virginia Bank in June 2001. Mr. Jackson was one of the founding directors of SuffolkFirst Bank. Mr. Jackson has significant experience in the management of banks and public bank holding companies, including through his past board service, and knowledge of the Hampton Roads real estate markets, especially the Suffolk real estate market.

Brian D. Jones, 44, is a principal and founding partner of BankCap Partners Fund I, L.P., referred to herein as BankCap Partners Fund, a private equity firm that focuses on early stage banks across the United States. Most recently, BankCap Partners Fund was involved in the formation of Atlantic Capital Bank, an Atlanta-based commercial bank that opened in 2007 with over $125 million in equity capital (making it the largest bank start-up in U.S. history). Mr. Jones currently serves as a director of Atlantic Capital Bank.

Mr. Jones has over 19 years of financial institutions and investment banking experience. Prior to starting BankCap Partners Fund in 2005, he served as Executive Vice President and Managing Director of Carreker Corporation, a publicly-traded bank-focused financial technology company, in charge of Strategy and Mergers and Acquisitions from 2002 to 2003. From 1989 to 2002, Mr. Jones worked for Bear, Stearns & Co. Inc. in Los Angeles, New York and Dallas where, in his last position, he served as Senior Managing Director in its Investment Banking Group, as head of the Financial Institutions Group in its Dallas office and as a leader of its global commercial banking practice. He began his career at Touche Ross, a former top 10 accounting firm that merged with Deloitte in 1989 (now Deloitte & Touche LLP), where he served from 1988 to 1989. Mr. Jones has significant experience in financial institutions, investment banking and strategic transactions.

Malcolm S. McDonald, 72, currently serves as Chairman of the Board of Directors. He is retired, having previously served as chairman and chief executive officer of Signet Banking Corporation from 1997 until Signet’s acquisition by First Union Corporation (now Wells Fargo & Company) in November 1997. After the consolidation of Signet and First Union in 1997, he remained with First Union for six months to help ensure a successful transition and retired as an officer from First Union in 1998. In 1999, he retired from the board of directors of First Union. He joined Signet in 1970 and rose through various positions to become President in 1990, an office which he held until 1996, and chairman of Signet’s board of directors in 1997. He began his career at Irving Trust Company in New York, where he worked for 10 years.

Mr. McDonald currently serves on the board of NCH Healthcare Foundation. He was a member of the Bankers Roundtable and a member of its board of directors, and a member and past President of the Virginia Bankers Association. He also served as a member of the USA Board of MasterCard International.

Mr. McDonald has an extensive background in executive bank management, bank lending, bank asset and liability management and strong corporate governance skills through his public bank holding company experience.

Robert J. Merrick, 66, is retired, having formerly served as the Chief Investment Officer of MCG Capital Corporation, a business development company (NASDAQ: MCGC), from 1998 until June 17, 2009. Mr. Merrick was also on MCG’s board of directors where he served as chairman of the investment committee, a member of the enterprise risk committee and a member of the credit committee until his resignation on June 17, 2009.

Mr. Merrick started his banking career in 1967 with Chemical Bank, served in the United States Army from 1968 through 1971 and worked for American Security Bank from 1971 to 1976. Mr. Merrick joined Bank of Virginia, a predecessor to Signet Banking Corporation, in 1976 and rose to the office of Executive Vice President and Chief Credit Officer for Signet Banking Corporation from 1985 to 1997. In that role, he was responsible for all credit extensions within the bank and bank holding company. He was the chairman of Signet’s credit policy committee and a member of the asset and liability, management, safety and soundness, and administrative committees. Mr. Merrick was a director of CRIIMI MAE from 1998 to 2004 and a director of the Bank of Richmond from 2004 to 2007, chairman of its credit committee and a member of its asset and liability and executive committees.

Mr. Merrick has extensive banking, corporate finance, senior executive credit and risk management experience.

Scott A. Reed, age 40, is a principal and founding partner of BankCap Partners Fund. Before founding BankCap Partners Fund in 2005, Mr. Reed had a diverse career that included derivatives trading, consulting, investment banking, and corporate strategy and planning. Most recently, Mr. Reed served in a number of roles culminating as Senior Vice President at Carreker Corporation from 2002 to 2004. From 2000 to 2002, Mr. Reed worked in the Financial Institutions Group at Bear, Stearns & Co. Inc., where he focused on mergers and acquisitions and capital market transactions. Prior to joining Bear, Stearns & Co. Inc., Mr. Reed worked from 1998 to 2000 for Bain & Company, a management consulting company, where he focused on corporate strategy formation and implementation for numerous Fortune 100 companies. Mr. Reed started his career as an options trader for Swiss Bank Corporation, where he managed a diverse portfolio while working on the Pacific Stock Exchange in San Francisco.

Mr. Reed currently serves as a director of Xenith Bank and on the advisory board of the Commerce School at the University of Virginia. Mr. Reed has a strong corporate business background and significant experience in financial institutions, investment banking and strategic transactions.

Mark B. Sisisky, age 59, is a Managing Director of Caprin Asset Management, a registered investment advisor specializing in the management of fixed income portfolios. Prior to joining Caprin in August 2002, Mr. Sisisky served for 14 years as President and Chief Executive Officer of Lee Distributing Co., Inc., an Anheuser-Busch wholesaler, serving Southside Virginia. Mr. Sisisky sold Lee Distributing in April 2001. In addition to his duties with Caprin, Mr. Sisisky serves as Managing Partner and Chief Investment Officer of New Dominion of Virginia LC, an active investment partnership.

In August 2002, former Virginia Governor Mark Warner appointed Mr. Sisisky to the steering committee of the Economic Development Strategic Planning Task Force—One Virginia / One Future. Also, Mr. Sisisky has been appointed by four Virginia governors to the Virginia-Israel Partnership and Advisory Board. In January 2008, Mr. Sisisky was elected to serve on The Board of Governors for The Community Foundation Serving Richmond and Central Virginia. Mr. Sisisky has extensive experience operating and managing businesses and investment portfolio and risk management, as well as substantial corporate governance experience from his past board service.

James E. Turner, Jr., 76 is retired, having previously served as President and Chief Operations Officer of General Dynamics, Falls Church, Virginia. Mr. Turner was one of the founding directors of SuffolkFirst Bank.

Mr. Turner is a member of the Virginia Tech Foundation Board. He also served on the Virginia Tech Board of Visitors for eight years, and was Rector for five years. Mr. Turner is chairman of the board of Western Branch Metals, LC, and is a member of the board of trustees of The Mariner’s Museum. He also serves on the board of directors of Nansemond-Suffolk Academy, and is a member of the North Suffolk Rotary Club. In 1996, Mr. Turner was honored by being inducted into the National Academy of Engineering. Mr. Turner has extensive executive management experience and substantial corporate governance experience from his past board service.

Board of Directors

We are managed under the direction of our board of directors, which has adopted corporate governance guidelines to set forth certain corporate governance policies of our company. Our corporate governance guidelines are available at http://www.xenithbank.com under “Corporate Governance” under “Investor Relations” under “About Us.”

Independence of Directors

Our board of directors has affirmatively determined that Ms. Garson and Messrs. Felton, Hanley, Jackson, McDonald, Merrick, Sisisky and Turner are “independent” directors within the NASDAQ Stock Market listing standards and the independence standards of our corporate guidelines. For a director to be considered independent, the board of directors must determine that the director does not have a relationship with our company that would interfere with the exercise of judgment in carrying out the responsibilities of a director. Our board of directors has established guidelines to assist it in determining director independence, which are included in our corporate governance guidelines and conform to the independence requirements in the NASDAQ Stock Market listing standards.

As set forth in our corporate governance guidelines, in order for a director to be considered “independent” by the board of directors, he or she must not (1) be employed by us or any of our subsidiaries in the past three years, (2) have accepted payments from us or any parent or subsidiary of us in excess of $120,000 during any period in the past 12 consecutive months, with certain exceptions, or have a family member who accepted the same, (3) be a family member of an individual who is employed by us or any of our subsidiaries as an executive officer in the past three years, (4) be, or have a family member who is, a partner in, a controlling shareholder of or an executive officer of any organization to which we made, or from which we received, payments for property or services in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenues for that year, or $200,000, whichever is more, with certain exceptions, (5) be one of our directors who is, or have a family member who is, employed as an executive officer of another entity where at any time during the past three years any of our executive officers served on the compensation committee of the other entity, or (6) be, or have a family member who is, a current partner of our outside auditor, or was a partner or employee of our outside auditor who worked on our audit at any time during any of the past three years. As used above, “family member” refers only to a person’s spouse, parents, children and siblings, whether by blood, marriage or adoption, or anyone residing in any these persons’ homes.

Mr. Turner is the uncle of Jonie N. Mansfield, a former director of the Bank. The board of directors does not consider this relationship to be material to an evaluation of his ability or integrity and determined that this relationship does not affect Mr. Turner’s independence.

Compensation Committee Interlocks and Insider Participation

Each of Ms. Garson and Messrs. McDonald, Sisisky and Turner served as a member of the governance and compensation committee of our board of directors during 2009. No member of the governance and compensation committee was an employee of our company during the 2009 fiscal year or an officer of our company during any prior period. During 2009, no interlocking relationship existed between any member of our board of directors and any member of the compensation committee of any other company.

Compensation of Executive Officers

The following table shows the total compensation for the years ended December 31, 2009 and 2008 paid to or earned by all individuals serving as our Chief Executive Officer during the year ended December 31, 2009 and the next two most highly compensated executive officers serving as executive officers as of December 31, 2009. These individuals are referred to herein as the named executive officers.

2009 Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	All Other Compensation ($)(5)	Total ($)
T. Gaylon Layfield, IIIL	2009	13,542	—	—	13,542
President & Chief Executive Officer (1)
Darrell G. Swanigan	2009	165,654	13,000	414,350	593,004
Executive Vice President of Xenith Bank(2)	2008	162,000	—	17,119	179,119
James R. A. Stanley, Jr.	2009	135,206	—	10,782	145,988
Senior Vice President and Commercial Loan Officer of Xenith Bank(3)	2008	135,000	—	13,564	148,564
Keith B. Hawkins	2009	138,038	—	10,458	148,496
Senior Vice President—Credit Risk Management of Xenith Bank (4)	2008	135,000	—	14,242	149,242

(1)	In connection with the merger, immediately following the effective time of the merger on December 22, 2009, Mr. Layfield commenced employment with us as our President and Chief Executive Officer.
(2)	In connection with the merger, immediately prior to the effective time of the merger on December 22, 2009, Mr. Swanigan resigned as President and Chief Executive Officer of First Bankshares, and, immediately following the effective time of the merger, he was appointed Executive Vice President of Xenith Bank and President of Xenith Bank’s Hampton Roads Region. Effective as of March 23, 2010, Mr. Swanigan retired from an active role with the Bank.
(3)	In connection with the merger, immediately prior to the effective time of the merger on December 22, 2009, Mr. Stanley resigned as Executive Vice President and Chief Credit Officer of First Bankshares. Mr. Stanley currently serves as Senior Vice President and Commercial Loan Officer of the Bank.
(4)	In connection with the merger, immediately prior to the effective time of the merger on December 22, 2009, Mr. Hawkins resigned as Executive Vice President and Commercial Loan Officer of First Bankshares. Mr. Hawkins currently serves as Senior Vice President—Credit Risk Management of the Bank.
(5)	These amounts include the following for 2009:

Name	Perquisites and Other Personal Benefits* ($)	Change of Control Payment** ($)	Company-paid Insurance Premiums ($)	Total($)
T. Gaylon Layfield, III	—	—	—	—
Darrell G. Swanigan	2,873	404,071	7,406	414,350
James R. A. Stanley, Jr.	3,832	—	6,950	10,782
Keith B. Hawkins	4,012	—	6,446	10,458

*	The amounts in this column reflect the aggregate incremental cost to the Bank for the personal use of Bank-owned vehicles.

**	Pursuant to his previous employment agreement with First Bankshares, upon completion of the merger, Mr. Swanigan was entitled to received a lump sum cash payment in an amount equal to the product of 2.9 times his total cash compensation (salary and bonus) paid to him during the 12-month period ending on the last day of the month prior to the date of the merger. Under the terms of the merger agreement, Mr. Swanigan’s previous employment agreement with First Bankshares was amended to limit the payment to which Mr. Swanigan was entitled such that the payment would not constitute a “parachute payment” that exceeded the maximum amount of parachute payments that could be paid or provided without a disallowance of a deduction for tax purposes or the imposition of an excise tax. The amount that Mr. Swanigan received reflects the application of this limitation.

For 2009, prior to the merger, the compensation/governance/nominating committee (for purposes of this discussion, the Committee) of SuffolkFirst Bank was responsible for recommending the level of compensation of each executive officer of First Bankshares and SuffolkFirst Bank to the First Bankshares board of directors. Salaries for all executive officers were determined at the first meeting of the board of directors of First Bankshares in January. While Mr. Swanigan, the Chief Executive Officer of First Bankshares prior to the completion of the merger, did not participate in any discussions or voting related to his salary, he did recommend salary levels for First Bankshares’ and SuffolkFirst Bank’s other executive officers. The board of directors of First Bankshares made the ultimate determination of the salaries for these individuals.

While the Committee did not undertake a formal benchmarking process, in making recommendations regarding officer salary levels, the Chief Executive Officer and the Committee reviewed information related to salaries and benefits for financial institutions of similar size reported in the Virginia Bankers Association annual “Salary, Benefits and Director Compensation Survey” in order to evaluate the reasonableness and competitiveness of the compensation paid to such officers. In addition to considering the Chief Executive Officer’s recommendations, the overall performance of First Bankshares and SuffolkFirst Bank and the performance of an individual over the previous year were taken into account in determining the then current year’s salary level.

Prior to the merger, annual cash bonus awards were determined at the discretion of the board of directors of First Bankshares at the end of each year, based on the Committee’s recommendations. The Committee’s recommendations were not made pursuant to a formal plan or formula, but were based on the Committee’s general evaluation of overall First Bankshares and SuffolkFirst Bank performance for the year as well as the individual’s performance during the year. The executive officers of First Bankshares and SuffolkFirst Bank were not guaranteed to receive a bonus each year. Based on the Committee’s recommendation, the board of directors of First Bankshares awarded Mr. Swanigan a performance bonus of $13,000 in 2009.

Following the merger, our board of directors reconstituted the compensation/governance/nominating committee as the governance and compensation committee. Future compensation decisions will be made by our board of directors based upon recommendations of the governance and compensation committee. In connection with the merger, we entered into or assumed individual employment agreements with certain executive officers, including Messrs. Layfield, Swanigan and Hawkins, the material terms of which are described under “—Employment Agreements” below. With respect to these individuals, the governance and compensation committee’s compensation decisions are based on compliance with the elements within the individual contracts. The governance and compensation committee, however, retains the discretion to award compensation to these individuals that is in addition to that provided under the terms of the individual employment agreements.

2009 Outstanding Equity Awards as of Fiscal Year-End

The following table includes certain information with respect to the value of all unexercised options held by the named executive officers as of December 31, 2009.

	Option Awards(1)
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
T. Gaylon Layfield, III(2)	—	69,600	—	11.49	12/22/2019

Darrell G. Swanigan(3)(4)	8,250	—	—	7.27	7/23/2013
	7,150	—	—	8.36	11/17/2014

James R.A. Stanley, Jr.(3)(4)	4,125	—	—	7.27	7/23/2013
	4,950	—	—	8.36	11/17/2014

Keith B. Hawkins	—	—	—	—	—

(1)	Neither First Bankshares (prior to the merger) nor Xenith Bankshares (after the merger) granted options to purchase shares of the applicable company’s common stock to Messrs. Layfield, Swanigan, Stanley or Hawkins in 2009. Messrs. Layfield, Swanigan, Stanley and Hawkins did not exercise any stock options during 2009.
(2)	Prior to the merger, pursuant to his employment agreement, Mr. Layfield was granted options to purchase an aggregate of 80,000 shares of Xenith Corporation common stock at an exercise price of $10.00 per share. See “—Employment Agreements” below. Under the terms of the merger agreement, these options were automatically converted into options to purchase 69,600 shares of Xenith Bankshares common stock based on the exchange ratio set forth in the merger agreement at an exercise price of $11.49 per share. For more information on the exchange ratio, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Merger of First Bankshares, Inc. and Xenith Corporation.” These options have a 10-year term and will vest in three equal installments on each anniversary of the completion of the merger.
(3)	The figures in this table give effect to the 11-for-10 stock split of First Bankshares common stock effective on January 31, 2007 for the applicable named executive officer.
(4)	All option awards were vested immediately following grant.

Stock Incentive Plans

Amended and Restated 2009 Stock Incentive Plan

General. Our Amended and Restated 2009 Stock Incentive Plan, referred to herein as the 2009 plan, was originally the Xenith Corporation 2009 Stock Incentive Plan. We assumed the Xenith Corporation 2009 Stock Incentive Plan in the merger, and all options to purchase shares of Xenith Corporation common stock outstanding at the effective time of the merger were converted into options to purchase shares of our common stock based on the exchange ratio set forth in the merger agreement. The purpose of the 2009 plan is to encourage our directors, executive officers and employees to acquire or to increase their holdings of our common stock in order to promote a closer identification of their interests with those of our company and our shareholders.

The 2009 plan has a term of 10 years beginning May 8, 2009 and provides for the granting of stock options. Under the plan, 1,043,391 option shares were reserved for issuance, of which 772,356 remain available for future issuance. The 2009 plan authorizes the issuance of options that will qualify as incentive stock options under Section 422(a) of the Internal Revenue Code as well as non-qualified stock options. However, the 2009 plan permits us to issue all of the stock options available for issuance under the 2009 plan as incentive stock options. Incentive stock options are eligible for favored tax treatment, while non-qualified stock options do not qualify for such favored tax treatment.

Administration. Under the terms of the 2009 plan, our board of directors delegated authority to administer the 2009 plan to the governance and compensation committee of the board of directors, although the administration may, in the future, be provided by the full board of directors. In this discussion, the board of directors and the governance and compensation committee are collectively known as the administrator. The administrator has the full and final authority, in its discretion, to take any action with respect to the 2009 plan, including, without limitation, the authority (1) to determine all matters relating to options, including selection of individuals to be granted options, the types of options, the number of shares of common stock subject to an option, and all terms, conditions, restrictions and limitations of an option, (2) to prescribe the form or forms of option agreements evidencing any options granted under the 2009 plan, (3) to establish, amend and rescind rules and regulations for the administration of the 2009 plan and (4) to construe and interpret the 2009 plan, options and option agreements made under the 2009 plan, to interpret rules and regulations for administering the 2009 plan and to make all other determinations deemed necessary or advisable for administering the 2009 plan.

Eligible Participants. All of our directors, executive officers and employees are eligible to receive awards under the 2009 plan. The administrator has the authority to determine the participants under the 2009 plan and, accordingly, the benefits that might be received by directors, executive officers and employees cannot be determined at this time.

Option Terms. The 2009 plan provides for the issuance of incentive stock options and non-qualified stock options. The administrator will determine whether an option is an incentive stock option or a non-qualified stock option when it grants the option, and the option will be evidenced by an agreement describing the material terms of the option. A holder of a stock option may not transfer the option during his or her lifetime.

The administrator will establish the option price as stated in the option agreement evidencing the grant of the option; however, the option price may not be less than 100% of fair market value of our common stock on the date of grant, or less than 110% of the fair market value if the participant owns more than 10% of our outstanding common stock. As long as our common stock is listed on a national securities exchange such as The NASDAQ Capital Market, fair market value will be the last reported sales price of a share of our common stock on such exchange or, if no sale occurs on that date, the average of the reporting closing bid and asked prices on that date. The administrator may permit the option holder to pay the exercise price in cash or, upon conditions established by the administrator, by delivery of shares of common stock that had been owned by the participant for at least six months prior to the date of exercise. The term of an option will be specified in the applicable stock option agreement. The term of an incentive stock option may not exceed 10 years from the date of grant; however, any incentive stock option granted to a participant who owns more than 10% of our outstanding common stock will not be exercisable more than five years after the date the option is granted.

Incentive stock options are also subject to the restriction that the aggregate fair market value, determined as of the date of the grant, of common stock as to which any incentive stock option first becomes exercisable in any calendar year is limited to $100,000 per recipient. If incentive stock options covering common stock with a value in excess of $100,000 first become exercisable in any one calendar year, the excess will be treated as non-qualified stock options.

Termination of Options. The terms of a particular option agreement may provide that the options will terminate, among other reasons, upon the holder’s termination of employment or other status with us, upon a specified date, or upon the holder’s death or disability. The 2009 plan provides that if the holder dies or becomes disabled, the holder’s estate or personal representative may exercise the option within 12 months of the date of death or disability. The 2009 plan provides that if the holder retires, the holder may exercise the option within three months of the date of retirement. The administrator may, within the terms of the 2009 plan and the applicable stock option agreement, cancel, accelerate, pay, or continue an option that would otherwise terminate for the reasons discussed above. The 2009 plan provides that the Bank’s primary federal regulator may require holders of stock options to exercise or forfeit such options if the Bank’s capital falls below minimum requirements.

Subject to any further limitations in the applicable stock option agreement, if a participant’s employment is terminated, an incentive stock option will expire and become unexercisable no later than three months after the date of termination of employment. If, however, termination of employment is due to death or disability, up to one year may be substituted for the three-month period.

Recapitalizations and Reorganizations. The 2009 plan provides for appropriate adjustment, as determined by the administrator, in the number and kind of shares and the exercise price subject to unexercised options in the event of any change in the outstanding shares of common stock by reason of any subdivision or combination of shares, payment of a stock dividend, or other increase or decrease in the number of outstanding shares effected without the receipt of consideration. In the event of specified corporate reorganizations, the administrator may, within the terms of the 2009 plan and the applicable stock option agreement, substitute, cancel (with or without consideration), accelerate, remove restrictions, or otherwise adjust the terms of outstanding options or assume options of another issuer.

Amendment and Termination of the 2009 Plan. The board of directors has the authority to amend or terminate the 2009 plan. The board of directors is not required to obtain shareholder approval to amend or terminate the 2009 plan but may condition any amendment or termination of the plan upon shareholder approval if it determines that shareholder approval is necessary or appropriate under tax, securities or other laws. The board’s action may not adversely affect the rights of a holder of a stock option without the holder’s consent.

2003 Stock Option Plan

General. The First Bankshares, Inc. 2003 Stock Option Plan, referred to herein as the 2003 plan, was intended to foster and promote long-term growth and financial success by assisting in recruiting and retaining directors and key employees with ability and initiative.

Under the 2003 plan, the maximum number of shares that may be issued pursuant to the exercise of options is 137,500 shares of common stock, of which 37,507 remain available for future issuance; however, we do not currently intend to grant any additional awards under the 2003 plan. No options may be granted under the 2003 plan after March 20, 2013.

Administration. The 2003 plan is administered by our board of directors, which has the authority to grant stock options upon such terms as it considers appropriate. Pursuant to the 2003 plan, our board of directors has complete authority to (1) interpret all of plan provisions, (2) prescribe the form of agreements entered into under the plan, (3) adopt, amend and rescind rules and regulations pertaining to its administration and (4) make all other determinations necessary or advisable for its administration.

Option Terms. Options may be granted to any of our employees or those of any of our affiliates. The 2003 plan is intended to enable stock options granted under the plan to qualify as incentive stock options under Section 422(a) of the Internal Revenue Code. Our board of directors, however, has discretion to designate whether an option will be an incentive stock option or a non-qualified stock option. An option holder may not transfer the options during his or her lifetime. Options may not be subject to any lien, obligation or liability of an option holder.

The price per share paid by an option holder upon the exercise of an option is equal to (1) the last sale price of our common stock on such date or, if common stock was not traded on such day, then on the next preceding day that our common stock was traded, or (2) in the event our board of directors determines that the last sale price for our common stock is not available or does not provide an accurate measure of value, such other amount as our board of directors determines based upon a good faith method of valuation. In no event may an option be granted for less than the book value per share at the time of its grant. No option may be exercisable after the expiration of 10 years from the date the option was granted, but our board of directors may determine a lesser amount of time.

Recapitalizations and Reorganizations. Our board of directors must proportionally adjust, as equitably required, the number of shares as to which options may be granted under the 2003 plan and the terms of the options upon a stock dividend, stock split-up, subdivision or consolidation of shares.

Amendment and Termination of the 2003 Plan. Our board of directors may amend or terminate the 2003 plan from time to time; however, any amendment that materially increases the aggregate number of shares that may be issued, materially increases the benefits accruing to option holders under the plan or materially changes the class of employees eligible to participate may not become effective until shareholder approval is obtained. No amendment may adversely affect any rights of any option holder under any option outstanding at the time of such amendment without the option holder’s consent.

Employment Agreements

On May 8, 2009, Xenith Corporation entered into an employment agreement with Mr. Layfield. We assumed the rights and obligations of Xenith Corporation under this employment agreement by operation of law at the effective time of the merger and immediately transferred it to the Bank under an assignment and assumption agreement dated December 22, 2009.

Mr. Layfield’s Employment Agreement

The term of Mr. Layfield’s employment is for 24 months and began December 22, 2009. The term of Mr. Layfield’s employment will be extended for additional 12-month periods unless proper notice of termination of the employment agreement is given by either the Bank or Mr. Layfield.

Under his employment agreement, Mr. Layfield will receive an initial base salary of $260,000 per year. In addition, he may receive incentive compensation awarded from time to time by the governance and compensation committee of our board of directors and subject to any approval required by our board of directors, applicable laws and governing regulatory agencies or authorities, based on the Bank’s attainment of performance goals established by our board of directors in consultation with the governance and compensation committee. Mr. Layfield was also awarded under his employment agreement options to purchase an aggregate of 80,000 shares of Xenith Corporation common stock, with the grant of the option to purchase the first 50,000 shares, at an exercise price of $10.00 per share, effective on May 8, 2009, and the grant of the remaining 30,000 shares, at an exercise price of $10.00 per share, was effective on June 26, 2009. In the merger, these options were converted into options to purchase an aggregate of 69,600 shares of our common stock based on the exchange ratio set forth in the merger agreement at an exercise price of $11.49 per share. For more information on the exchange ratio, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Merger of First Bankshares, Inc. and Xenith Corporation.” These options have a 10-year term and will vest in three equal installments on each anniversary of the completion of the merger.

Additionally, as soon as practical after the Bank achieves annual profitability, Mr. Layfield will be granted options to purchase 80,000 shares of our common stock, provided that annual profitability is obtained prior to the third anniversary of completion of the merger. These options will (1) be granted at a price determined by our governance and compensation committee in accordance with our Amended and Restated 2009 Stock Incentive Plan, (2) vest in three equal installments on each anniversary of the date that the merger was completed and (3) following their grant, become 100% vested if Mr. Layfield’s employment is terminated other than for cause either before or after a change of control. If Mr. Layfield’s employment is terminated for any reason prior to the achievement of annual profitability, he will not be entitled to receive these options.

Mr. Layfield will also receive other customary benefits such as participation in incentive, savings and retirement plans and benefits in the event of disability. If Mr. Layfield’s employment is terminated with cause, he will have no right to compensation or other benefits, with the exception of vested benefits under any employee benefit plan, after the termination for cause. If Mr. Layfield’s employment is terminated other than for cause and no change of control event has occurred, he (or his beneficiaries or estate in the case of his subsequent death), will receive a severance payment equal to the sum of (1) any incentive compensation paid to him during the 12 months preceding the termination of his employment under his employment agreement plus (2) the greater of (a) one year of his then-current base salary and (b) his then-current base salary that would have been paid over the remaining balance of the initial 24-month term, referred to herein as total compensation. Total compensation will be paid in 12 equal monthly installments beginning 30 days following the termination, and incentive compensation will be paid in a lump sum on the first day of the seventh month following the termination. Mr. Layfield will receive two times his total compensation if his employment is terminated other than for cause following a change of control to be paid in the same manner described above. Additionally, all options granted to Mr. Layfield to purchase shares of our common stock will become 100% vested following his termination other than for cause either before or after a change of control. During the period when Mr. Layfield and his eligible dependents will be entitled to continued health plan coverage pursuant to applicable law, referred to herein as COBRA coverage, we will reimburse Mr. Layfield on a monthly basis for any amounts he pays for his and his eligible dependents’ COBRA coverage. If Mr. Layfield’s right to COBRA coverage ends before the second anniversary of the event of Mr. Layfield’s termination, we will make cash payments to him on a monthly basis, beginning the month following the end of such coverage and ending 24 months after the termination of his employment, equal to the COBRA coverage monthly premium for the type and level of coverage provided to Mr. Layfield and his eligible dependents immediately prior to the cessation of the COBRA coverage. As a precondition to payment of severance, COBRA coverage and other payments, in all cases, Mr. Layfield will execute a full release and waiver of all known or unknown claims and causes of action he might have, have had or may have against us. The employment agreement also provides that, during his employment and for a period of 12 months following the termination of his employment, Mr. Layfield will be restricted from soliciting our customers or employees or otherwise competing with us.

Other Employment Agreements

On December 22, 2009, the Bank entered into employment agreements with Mr. Swanigan, who following the completion of the merger and until his retirement from an active role with the Bank effective March 23, 2010, served as Executive Vice President of the Bank and President of the Bank’s Hampton Roads Region, and Keith B. Hawkins, who currently serves as Senior Vice President—Credit Risk Management of the Bank. The employment agreements between the Bank and Messrs. Swanigan and Hawkins contain terms substantially similar to those in Mr. Layfield’s employment agreement except as follows. Under the terms of Mr. Hawkins’ employment agreement, his term of employment is for 12 months and his initial base salary is $150,000. In addition, Mr. Hawkins did not receive any stock options under the terms of his employment agreement. Under the term of Mr. Swanigan’s employment agreement, his initial base salary is $212,000. In addition, on January 5, 2010, as provided in his employment agreement, Mr. Swanigan was granted options to purchase 7,500 shares of our common stock at an exercise price of $7.00 per share. These options have a 10-year term and will vest in three equal installments on each anniversary of the date of grant. When Mr. Swanigan retired from an active role with the Bank effective March 23, 2010, he continued as an employee of the Bank but resigned his positions as an officer and director and ceased any active participation in the Bank’s business activities. We agreed to continue to pay his salary under his employment agreement during a leave of absence beginning on March 23, 2010, and ending on March 22, 2011. If annual profitability is achieved prior to the expiration of his leave of absence, Mr. Swanigan will be granted the option to purchase 7,500 shares of our common stock at an exercise price equal to the fair market value of our common stock on the date of grant. Mr. Swanigan did not receive any additional compensation in connection with his retirement from the Bank.

Pursuant to his previous employment agreement with First Bankshares, upon completion of the merger, Mr. Swanigan was entitled to received a lump sum cash payment in an amount equal to the product of 2.9 times his total cash compensation (salary and bonus) paid to him during the 12-month period ending on the last day of the month prior to the date of the merger. Under the terms of the merger agreement, Mr. Swanigan’s previous employment agreement with First Bankshares was amended to limit the payment to which Mr. Swanigan was entitled such that the payment would not constitute a “parachute payment” that exceeded the maximum amount of parachute payments that could be paid or provided without a disallowance of a deduction for tax purposes or the imposition of an excise tax. Upon completion of the merger, Mr. Swanigan received a change of control payment in the amount of $404,071, which reflects the application of this limitation.

Director Compensation

None of the members of the board of directors of First Bankshares (prior to the merger) or Xenith Bankshares (after the merger) received any compensation for serving on the board of directors or any committee of the board of directors during the year ended December 31, 2009.

Prior to the merger, each of Ms. Garson and Messrs. Jones, McDonald, Merrick, Reed and Sisisky, who were non-employee directors of Xenith Corporation and who became directors of Xenith Bankshares in connection with the merger, received a grant of options to purchase up to 5,000 shares of Xenith Corporation common stock at an exercise price of $10.00 per share. Under the terms of the merger agreement, these options were automatically converted into options to purchase 4,350 shares of our common stock based on the exchange ratio set forth in the merger agreement at an exercise price of $11.49 per share. For more information on the exchange ratio, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Merger of First Bankshares, Inc. and Xenith Corporation.” Mr. Hanley was elected to our board of directors on January 20, 2010. In connection with his election to our board of directors, Mr. Hanley received a grant of options to purchase up to 5,000 shares of our common stock on February 1, 2010. All of these options have a 10-year term and will vest in three equal installments on each anniversary of the completion of the merger.

The following table shows the aggregate number of option awards held by each of our non-employee directors as of December 31, 2009.

	Number of Option Awards
Name	Exercisable	Unexercisable
Larry E. Felton	9,020	—
Palmer P. Garson	—	4,350
Peter C. Jackson	9,020	—
Brian D. Jones	—	4,350
Malcolm S. McDonald	—	4,350
Robert J. Merrick	—	4,350
Scott A. Reed	—	4,350
Mark B. Sisisky	—	4,350
James E. Turner, Jr.	9,020	—

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The audit and compliance committee of our board of directors is responsible for reviewing and overseeing related person transactions. The audit and compliance committee operates under a written charter, the relevant provisions of which require the committee to review any proposed related person transactions for potential conflict of interest situations. The audit and compliance committee reviews each related person transaction on a case by case basis and approves only those related person transactions that it determines in good faith to be in the best interest of Xenith Bankshares.

For purposes of this policy, a “related person transaction” means any transaction in which we are to be a participant and the amount involved exceeds $120,000 and in which any related person will have a direct or indirect material interest. For purposes of this policy, a “related person” means any person who is a director, a nominee for director or an executive officer of Xenith Bankshares or Xenith Bank (or an immediate family member of such director, nominee for director or executive officer) or a beneficial owner of more than 5% of the outstanding shares of our common stock (or an immediate family member of such owner).

Lending Relationships with Insiders

The Bank has ordinary lending relationships with certain of the directors and executive officers of Xenith Bankshares and the Bank and persons with whom they are associated. In the opinion of management, all loans and commitments for loans that have been made to these individuals were made on substantially the same terms, including interest rates, collateral and repayment terms, as those prevailing at the same time for comparable transactions with persons not related to Xenith Bankshares or the Bank. These loans and commitments were made in the ordinary course of business and do not involve more than a normal risk of collection or present other unfavorable features. The Bank expects to have similar lending relationships in the future.

Both the directors and executive officers of Xenith Bankshares and the Bank, and their related interests, have various types of lending relationships with the Bank. As of September 30, 2010 and December 31, 2009 and 2008, the total amount of loans outstanding to these individuals was $1,884,788, $1,832,672 and $5,971,006, respectively. New loans to executive officers and directors during the nine months ended September 30, 2010 and years ended December 31, 2009 and 2008 totaled $24,557, $609,544 and $4,319,746, respectively.

Deposits of directors and executive officers of Xenith Bankshares and the Bank as of September 30, 2010 and December 31, 2009 and 2008 amounted to $2,415,870, $1,285,210 and $730,924, respectively.

Our Relationship with BankCap Partners

General

BankCap Partners Fund is a private equity fund that focuses on early stage banks across the United States. BankCap Partners Fund, through its wholly-owned subsidiary, BCP Fund LLC, purchased $35.0 million of Xenith Corporation common stock, constituting 73.6% of the shares sold in Xenith Corporation’s private offering of shares of its common stock on June 26, 2009. Following the completion of the merger, as of November 1, 2010, BankCap Partners was the beneficial owner of 3,436,500 shares of our common stock (including warrants to purchase 391,500 shares of our common stock at an exercise price of $11.49 per share, all of which warrants are currently exercisable), or 55.1% of the outstanding shares of our common stock.

Investor Rights Agreement

Voting Agreement. Under the terms of the investor rights agreement, BankCap Partners and all of the former directors and executive officers of Xenith Corporation who became directors and executive officers of Xenith Bankshares and who purchased shares of Xenith Corporation in its June 2009 private offering have agreed to vote their shares of Xenith Bankshares common stock in favor of (1) one designee of BankCap Partners for election to our board of directors for so long as BankCap Partners is a registered bank holding company under the Bank Holding Company Act with respect to Xenith Bankshares and (2) one additional designee of BankCap Partners for election to our board of directors for so long as BankCap Partners and its affiliates own 25% or more of the outstanding shares of our voting capital stock of Xenith Bankshares. They have also agreed to vote their shares of our common stock in favor of (1) removing the designee of BankCap Partners on our board of directors at the request of BankCap Partners and the election to our board of directors of a substitute designee of BankCap Partners, and (2) ensuring that any vacancy on our board of directors caused by resignation, removal or death of a BankCap Partners designated director is filled in accordance with the agreement above.

Registration Rights. In addition, under the investor rights agreement, each shareholder who purchased shares of Xenith Corporation common stock in its June 2009 private offering has certain registration rights with respect to such shares. At any time after June 26, 2011, holders of our common stock who purchased 20% or more of the shares of Xenith Corporation common stock sold by Xenith Corporation in its June 2009 private offering, which were converted into shares of our common stock in the merger, referred to herein as institutional investors, and their permitted transferees, have the right to demand that we register for resale under the Securities Act all or part of the shares of our common stock held by such institutional investor, subject to certain exceptions and conditions. If a demand for registration is made, we are obligated to notify all other holders of shares of our common stock who purchased shares of Xenith Corporation common stock in its June 2009 private offering of the demand for registration, and such holders will have the right, subject to certain exceptions and conditions, to join the proposed registration and resale. We are not obligated to effect more than three such registrations or more than one such registration in any consecutive nine-month period, and as between the institutional investors, BankCap Partners has the sole and exclusive right to demand two such registrations and each other institutional investor has the sole and exclusive right to demand one such registration. BankCap Partners is our only institutional investor and the only shareholder to receive such right.

In addition, under the investor rights agreement, at any time after June 26, 2011, the holders of our common stock that are a party to the investor rights agreement will have the right to participate, subject to certain exceptions and conditions, in any underwritten public offerings of our common stock that we undertake, referred to herein as piggy-back offering rights. These piggy-back offering rights may be limited if the managing underwriters advise us that in their opinion due to marketing factors the number of shares requested to be included in such registration exceeds the number which can reasonably be expected to be sold in the particular offering. For more information on the investor rights agreement, see “Description of Capital Stock—Investor Rights Agreement.”

Licensing and Administrative Support Agreement

In July, 2008, Xenith Bank [In Organization] entered into a licensing and administrative support agreement with an affiliate of BankCap Partners Fund, referred to herein as the licensor, pursuant to which the licensor granted Xenith Bank [In Organization] a sublicense to use and otherwise access an extensive library of intellectual property that the licensor licenses from a third-party licensor. Xenith Corporation succeeded to the interests of Xenith Bank [In Organization]. We assumed the rights and obligations of Xenith Corporation under the licensing and administrative support agreement by operation of law at the effective time of the merger and immediately transferred all of our rights and interests under the licensing and administrative support agreement to the Bank under an assignment and assumption agreement. Under the licensing and administrative support agreement, as amended, the licensor also provides certain administrative support services, including (1) ongoing support and administrative updates with respect to the licensed materials, (2) coordinating communications relating to bank management best practices, (3) financial modeling, peer group formation, analysis and benchmarking, (4) performing market research on significant intra-market competitors, and (5) providing input on capital raising strategies. The term of the sublicense is perpetual and the administrative support services will continue to be provided until December 22, 2010 unless the agreement is earlier terminated as follows: (a) the Bank may terminate the agreement, or any portion of the agreement, upon a material breach by the licensor that remains uncured for 30 days after written notice from the Bank to the licensor; (b) the licensor may terminate the agreement for a material payment default by the Bank that remains uncured for a period of 30 days after written notice from the licensor to the Bank; and (c) the Bank may terminate the agreement, or any portion of the agreement, for convenience at any time upon 60 days prior notice of the effective date of such termination from the Bank to the licensor. Xenith Corporation paid the licensor a total fee of $600,000 for the license and administrative support services upon the completion of the merger.

In addition, Xenith Corporation reimbursed BankCap Partners $197,300 for certain direct and adequately documented expenses it incurred on Xenith Corporation’s behalf during its organizational phase, including, but not limited to, legal, professional recruiting and travel expenses. Other than the payment of all expenses incident to the registration of shares under the investor rights agreement, we have no other reimbursement obligations to BankCap Partners.

Our Relationship with Atlantic Capital Bank

Among our deposits is a money market deposit account for Atlantic Capital Bank with a balance of $10 million as of September 30, 2010. The account bears interest at a rate of 0.8% per annum. BankCap Partners is deemed a bank holding company for both Atlantic Capital Bank and the Bank. See “Our Business—Supervision and Regulation—Bank Holding Company Regulation.”

Director Relationship

As noted under “Management—Board of Directors—Independence of Directors,” Mr. Turner, a member of our board of directors, is the uncle of Jonie N. Mansfield, a former director of Xenith Bank who resigned from the Xenith Bank board effective immediately prior to the 2010 annual meeting of shareholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Below is information on the beneficial ownership of our common stock as of November 1, 2010 by each director, each named executive officer and each person or group of affiliated persons who beneficially owns more than 5% of our common stock. The table also shows the beneficial ownership of all of our directors and executive officers as a group as of November 1, 2010. Unless otherwise noted below, each person named in the table has sole voting and sole investment power with respect to each of the shares reported as owned by such person.

Amount and Nature of Beneficial Ownership(1)

	Shares of Xenith Bankshares Common Stock		Exercisable Options and Warrants		Total	Percent of Class(2)
Name						Before Offering(2)	After Offering
Directors and Named Executive Officers:

Larry L. Felton	28,885	(4)	9,020		37,905	*

Palmer P. Garson	30,100		2,610		32,710	*

Patrick D. Hanley	2,000		—		2,000	*

Keith B. Hawkins	8,282		—		8,282	*

Peter C. Jackson	76,351	(5)	9,020		85,371	1.5%

Brian D. Jones	3,046,000	(6)	391,500	(7)	3,437,500	55.1%

T. Gaylon Layfield, III	89,000		69,600		158,600	2.7%

Malcolm S. McDonald	43,500		4,350		47,850	*

Robert J. Merrick	17,400		1,740		19,140	*

Scott A. Reed	3,045,600	(6)	391,500	(7)	3,437,100	55.1%

Mark B. Sisisky	34,800		3,480	(8)	38,280	*

Darrell G. Swanigan	6,206	(9)	15,400		21,606	*

James R.A. Stanley, Jr.	817	(10)	9,075		9,892	*

James E. Turner, Jr.	71,480	(11)	9,020		80,500	1.4%

All of our directors and executive officers as a group (19 individuals)(12)	3,543,621		594,415		4,138,036	64.1%

Principal Shareholders:

BankCap Partners(13)	3,045,000		391,500	(7)	3,436,500	55.1%

Voting Group:

Former Xenith Corporation Shareholder Voting Group(14)	3,349,600		542,880		3,892,480	60.9%

*	Represents less than 1% of total outstanding shares, including exercisable options and warrants.
(1)	Based on 5,846,928 shares outstanding as of November 1, 2010.
(2)

For purposes of this table, beneficial ownership has been determined in accordance with the provisions of Rule 13d-3 of the Exchange Act under which, in general, a person is deemed to be the beneficial owner of a security if (a) he or she has or shares the power to vote or direct the voting of the security or the power to dispose of or direct the disposition of the security or (b) he or she has the right to acquire beneficial ownership of the security within 60 days; provided, however, that beneficial ownership of securities that may be acquired within 60 days is not taken into account in calculating the beneficial ownership of any other shareholder. This includes shares which may be deemed beneficially owned by virtue of family relationships, joint ownership, voting power or investment power.

(3)	Assumes the issuance of shares of our common stock in this offering and that the underwriters do not exercise their over-allotment option.
(4)	Includes 8,330 shares held jointly with his spouse.
(5)	Includes 46,768 shares held by Jackson Investments, LLC and 29,230 shares held by Jackson Family Investments, L.L.C., with respect to which Mr. Jackson shares investment and voting power.
(6)	Includes 3,045,000 shares held by BCP Fund LLC. Messrs. Jones and Reed share voting and investment power over the shares held by BCP Fund LLC. BankCap Partners Fund is the sole member of BCP Fund LLC. The general partner of BankCap Partners Fund is BankCap Partners GP, L.P., or BankCap Partners GP. The general partner of BankCap Partners GP is BankCap Equity Fund, LLC, or BankCap LLC. Brian D. Jones and Scott A. Reed, each of whom serves on our board of directors, are the managers of BankCap LLC.
(7)	Consists of warrants to purchase 391,500 shares held by BCP Fund LLC, all of which warrants are currently exercisable. Messrs. Jones and Reed share voting and investment power over the shares held by BCP Fund LLC.
(8)	2,175 of which shares are held by New Dominion of Virginia, LC, a Virginia limited liability company of which Mr. Sisisky is the manager. He has sole voting and investment power over the shares to be held by New Dominion of Virginia, LC.
(9)	Includes 1,760 shares held in an IRA by Mr. Swanigan’s wife and 55 shares held as custodian by Mr. Swanigan for his granddaughter.
(10)	Includes 127 shares held by his stepson.
(11)	Includes 34,043 shares held jointly with his spouse.
(12)	Messrs. Jones and Reed share voting and investment power over the shares held by BCP Fund LLC. This overlap in beneficial ownership has been eliminated in calculating the number of shares and percentage of the class held by our other directors, executive officers and other shareholders named in the table.
(13)	The business address of BCP Fund LLC is Suite 820, 2000 McKinney Avenue, Dallas, Texas 75201.
(14)	Under the terms of the investor rights agreement that each purchaser of shares of Xenith Corporation common stock in its June 2009 private offering was required to execute, BankCap Partners and all of the former directors and executive officers of Xenith Corporation who became directors and executive officers of Xenith Bankshares and who purchased shares of Xenith Corporation in its private offering agreed to vote their shares of the our common stock in favor of (a) one designee of BankCap Partners for election to our board of directors for so long as BankCap Partners is a registered bank holding company under the Bank Holding Company Act with respect to us and (b) one additional designee of BankCap Partners for election to our board of directors for so long as BankCap Partners and its affiliates own 25% or more of the outstanding voting capital stock of Xenith BankShares. They have also agreed to vote their shares of our common stock in favor of (1) removing the designee of BankCap Partners on our board of directors at the request of BankCap Partners and the election to our board of directors of a substitute designee of BankCap Partners, and (2) ensuring that any vacancy on our board of directors caused by resignation, removal or death of a BankCap Partners designated director is filled in accordance with the agreement above. The members of the former Xenith Corporation shareholder voting group include BankCap Partners, Messrs. Jones, Layfield, McDonald, Merrick, Reed, Sisisky, Cottrell, Davis, O’Flaherty and Osgood and Ms. Garson. The address for the former Xenith Corporation shareholder voting group is One James Center, 901 East Cary Street, Suite 1700, Richmond, Virginia 23219.

DESCRIPTION OF CAPITAL STOCK

The following description briefly summarizes information about our capital stock. This information does not purport to be complete and is subject to, and qualified in its entirety by reference to, the terms of our amended and restated articles of incorporation and our amended and restated bylaws, and the applicable provisions of Virginia law, the state in which we are incorporated. We urge you to read our amended and restated articles of incorporation and our amended and restated bylaws, which are exhibits to the registration statement that contains this prospectus.

Our authorized capital stock consists of 100 million shares of common stock, par value $1.00 per share, and 25 million shares of preferred stock, par value $1.00 per share. As of November 1, 2010, there were 5,846,928 shares of our common stock and no shares of our preferred stock outstanding. In addition, as of November 1, 2010, there were outstanding an aggregate of warrants and options to purchase 929,288 shares of our common stock.

Common Stock

Shares of our common stock have the following rights, preferences and privileges:

Voting Rights

Holders of our common stock are entitled to one vote per share on all matters voted on generally by shareholders, including the election of directors. Our amended and restated articles of incorporation do not provide for cumulative voting for the election of directors, which means that the holders of a majority of the outstanding shares of our common stock have the capacity to elect all of the members of our board of directors. Except as otherwise required by law or with respect to any outstanding class or series of our preferred stock, the holders of our common stock possess all voting power.

Under Virginia law, shareholder action is generally effective upon majority vote. Virginia law, however, requires the affirmative vote of more than two-thirds of the outstanding shares of common stock for amendments to a Virginia corporation’s articles of incorporation, the approval of mergers, statutory share exchanges, certain sales or other dispositions of assets outside the usual and regular course of business, or a Virginia corporation’s liquidation, dissolution or winding up. As permitted by Virginia law, our amended and restated articles of incorporation only require the affirmative vote of a majority of all votes entitled to be cast for amendments to our amended and restated articles of incorporation, the approval of mergers, statutory share exchanges, certain sales or other dispositions of our assets outside the usual and regular course of business, or our dissolution.

Dividend Rights; Rights Upon Liquidation

Subject to any preferential rights of holders of any of our preferred stock outstanding, holders of shares of our common stock are entitled to receive dividends on their shares of common stock out of assets legally available for distribution when, as and if authorized and declared by our board of directors and to share ratably in our assets legally available for distribution to our shareholders in the event of our liquidation, dissolution or winding-up.

Preemptive Rights

Holders of our common stock have no preemptive rights to purchase, subscribe for or otherwise acquire any of our unissued securities.

Miscellaneous

Holders of our common stock have no preferences or conversion or exchange rights. Shares of our common stock will not be liable for further calls or assessments by us, and the holders of our common stock will not be liable for any of our liabilities.

Investor Rights Agreement

Voting Agreement

Under the terms of the investor rights agreement, BankCap Partners and all of the former directors and executive officers of Xenith Corporation who became directors and executive officers of Xenith Bankshares and who purchased shares of Xenith Corporation in its June 2009 private offering have agreed to vote their shares of Xenith Bankshares common stock in favor of (1) one designee of BankCap Partners for election to our board of directors for so long as BankCap Partners is a registered bank holding company under the Bank Holding Company Act with respect to Xenith Bankshares and (2) one additional designee of BankCap Partners for election to our board of directors for so long as BankCap Partners and its affiliates own 25% or more of the outstanding shares of our voting capital stock of Xenith Bankshares. They have also agreed to vote their shares of our common stock in favor of (1) removing the designee of BankCap Partners on our board of directors at the request of BankCap Partners and the election to our board of directors of a substitute designee of BankCap Partners, and (2) ensuring that any vacancy on our board of directors caused by resignation, removal or death of a BankCap Partners designated director is filled in accordance with the agreement above.

Registration Rights

In addition, under the investor rights agreement, each shareholder who purchased shares of Xenith Corporation common stock in its June 2009 private offering has certain registration rights with respect to such shares. Under the terms of the investor rights agreement, at any time after June 26, 2011, holders of our common stock who purchased 20% or more of the shares of Xenith Corporation common stock sold by Xenith Corporation in its June 2009 private offering, which were converted into shares of our common stock in the merger, referred to herein as institutional investors, and their permitted transferees, will have the right, subject to certain exceptions and conditions, to demand that we register the resale under the Securities Act of all or part of the shares of our common stock held by such institutional investor. We are not obligated to effect more than three such registrations or more than one such registration in any consecutive nine-month period, and as between the institutional investors, BankCap Partners has the sole and exclusive right to demand two such registrations and each other institutional investor has the sole and exclusive right to demand one such registration. BankCap Partners is our only institutional investor and the only shareholder to receive such right.

If an institutional investor demands such a registration, then we will notify all other holders of our common stock who purchased shares of Xenith Corporation common stock in its June 2009 private offering and each such holder will have the right to join the proposed registration and resale. The right to join the registration and resale may be limited if the managing underwriters advise us that in their opinion due to marketing factors the number of shares requested to be included in such registration exceeds the number which can reasonably be expected to be sold in the particular offering. The shares will be included in the registration in the following order of priority:

•

first, the shares proposed to be offered by the institutional investors exercising their demand registration rights (subject to pro ration among institutional investors if all shares cannot be included);

•

second, the shares proposed to be sold by holders of our common stock that are a party to the registration rights agreement, other than institutional investors (subject to pro ration among such holders if all such shares cannot be included);

•	third, the shares we propose to sell, if any; and

•

fourth, shares proposed to be sold by other holders of our common stock that, by virtue of agreements with us other than the investor rights agreement, are entitled to include those shares in a registration effected pursuant to the investor rights agreement (subject to pro ration among such other holders if all such shares cannot be included).

We are not required to effect a demand registration under the investor rights agreement if (1) we receive the request for any such registration less than 90 days preceding the anticipated effective date of a proposed underwritten public offering of our common stock approved by our board of directors prior to our receipt of the request and in such event we are not required to effect any such requested registration until 120 days after the effective date of such proposed underwritten public offering, (2) within 90 days prior to any such request for registration, a registration of our securities has been effected in which holders of our common stock had the right to participate pursuant to the investor rights agreement or (3) our board of directors reasonably determines in good faith that effecting such a demand registration at such time would be seriously detrimental to us.

In addition, at any time after June 26, 2011, the holders of our common stock that are a party to the investor rights agreement will have the right to participate, subject to certain exceptions and conditions, in any underwritten public offerings of our common stock that we undertake, referred to herein as piggy-back offering rights. These piggy-back offering rights may be limited if the managing underwriters advise us that in their opinion due to marketing factors the number of shares requested to be included in such registration exceeds the number which can reasonably be expected to be sold in the particular offering. The shares will be included in the registration in the following order of priority:

•	first, the shares we propose to sell;

•	second, the shares proposed to be sold by institutional investors (subject to pro ration among such institutional investors if all such shares cannot be included);

•

third, the shares proposed to be sold by holders of our common stock that are a party to the investor rights agreement, other than institutional investors (subject to pro ration among such holders if all such shares cannot be included); and

•

fourth, shares proposed to be sold by other holders of our common stock that, by virtue of agreements with us other than the investor rights agreement, are entitled to include those shares in a registration effected pursuant to the investor rights agreement (subject to pro ration among such other holders if all such shares cannot be included).

If we are eligible to use Form S-3 (or any successor form) for secondary sales, any institutional investor may request that we file a registration statement on Form S-3 (or any successor form) for a public resale of all or any portion of the shares of our common stock held by such institutional investor or that we take all steps necessary to include such shares in an eligible registration statement on Form S-3 that we have previously filed, provided that the reasonably anticipated aggregate price to the public of such shares will be at least $5,000,000. The institutional investor exercising this right may designate whether the particular offering will be a delayed or continuous offering. All other holders of our common stock will have the right to join the proposed registration and resale, subject to the same order of priority described for demand registrations above and subject to certain exceptions and conditions. There is no limitation on the total number of registrations on Form S-3; however, we shall not be obligated to effect more than one such registration in any consecutive nine-month period.

Except for transfer taxes relating to the sale of shares by a holder and any underwriting discounts or commissions applicable to the sale of shares by a holder, we will pay all expenses incident to the registration of shares by us and any holders pursuant to the investor rights agreement and to our performance of or compliance with the investor rights agreement, including, without limitation, all registration and filing fees, fees and expenses of compliance with state securities or blue sky laws, and reasonable fees and expenses of our counsel and a single counsel for all holders selling shares and all independent certified public accountants and other persons retained by us in connection therewith.

The rights and obligations under the investor rights agreement terminate as to any holder that is a party to the investor rights agreement when such holder no longer owns any shares of common stock.

Preferred Stock

Our amended and restated articles of incorporation authorize our board of directors to designate and issue from time to time one or more series of preferred stock without shareholder approval. Our board of directors may fix and determine the preferences, limitations and relative rights of each series of preferred stock issued. Because our board of directors has the power to establish the preferences and rights of each series of preferred stock, it may afford the holders of any series of preferred stock preferences and rights, voting or otherwise, senior to the rights of holders of our common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of common stock until our board of directors determines the specific rights of the holders of preferred stock. However, the effects might include:

•	restricting dividends on our common stock;

•	diluting the voting power of our common stock;

•	impairing liquidation rights of our common stock; or

•	discouraging, delaying or preventing a change in control of us without further action by our shareholders.

We have no present plans to issue any shares of preferred stock.

Antitakeover Provisions of Our Amended and Restated Articles of Incorporation, Amended and Restated Bylaws and Virginia Law

General

Our amended and restated articles of incorporation, amended and restated bylaws and Virginia law contain provisions that may have the effect of discouraging, delaying or preventing a change of control of Xenith Bankshares by means of a tender offer, a proxy fight, open market purchases of shares of our common stock or otherwise in a transaction not approved by our board of directors. These provisions are designed to reduce, or have the effect of reducing, our vulnerability to coercive takeover practices and inadequate takeover bids. The existence of these provisions could prevent our shareholders from receiving a premium over the then prevailing market price of our common stock or a transaction that may otherwise be in the best interest of our shareholders. In addition, these provisions make it more difficult for our shareholders, should they choose to do so, to remove our board of directors or management.

Amended and Restated Articles of Incorporation and Amended and Restated Bylaws

Preferred Stock. Our amended and restated articles of incorporation authorize our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the preferences, rights and other terms of such series. See “—Preferred Stock” above. Under this authority, our board of directors could create and issue a series of preferred stock with rights, preferences or restrictions that have the effect of discriminating against an existing or prospective holder of our capital stock as a result of such holder beneficially owning or commencing a tender offer for a substantial amount of our common stock. One of the effects of authorized but unissued and unreserved shares of preferred stock may be to render it more difficult for, or to discourage an attempt by, a potential acquiror to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management.

Board Vacancies; Removal. Virginia law and our amended and restated bylaws provide that any vacancy occurring on our board of directors may be filled by a majority of directors then in office, even if less than a quorum. Moreover, our amended and restated articles of incorporation provide that directors may be removed by the affirmative vote of a majority of our shareholders only for cause. These provisions may discourage, delay or prevent a third party from voting to remove incumbent directors and simultaneously gaining control of our board of directors by filling the vacancies created by that removal with its own nominees.

Shareholder Meetings. Under our amended and restated bylaws, only our Chairman of the Board, our President or a majority of our board of directors may call special meetings of shareholders. Our amended and restated bylaws also provide that shareholders may only conduct business at special meetings of shareholders that is specified in the notice of the meeting.

Advance Notification of Shareholder Nominations and Proposals. Our amended and restated bylaws establish advance notice procedures with respect to the nomination of persons for election as directors, other than nominations made by or at the direction of our board of directors, and shareholder proposals for business.

Shareholder Nominations. Our amended and restated bylaws provide that a shareholder entitled to vote for the election of directors may nominate persons for election to our board of directors by delivering written notice to our Corporate Secretary. With respect to an election to be held at an annual meeting of shareholders, our amended and restated bylaws require that such notice generally must be delivered not later than the close of business on the 120th day prior to the anniversary of the immediately preceding year’s annual meeting. The shareholder’s notice is required to include the following:

•	the name and address of the shareholder who intends to make the nomination and of the person or persons to be nominated;

•

a representation that the shareholder is a holder of record of shares entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice;

•

a description of all arrangements, understandings or relationships between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder;

•

such other information regarding each nominee proposed by such shareholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC had the nominee been nominated, or intended to be nominated, by our board of directors and must include a consent signed by each such nominee to serve as a director of Xenith Bankshares if so elected;

•

a description (including the names of any counterparties) of any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, warrants, hedging transactions and borrowed or loaned shares) that has been entered into as of the date of the shareholder’s notice by, or on behalf of, the shareholder and any other person on whose behalf the nomination is made, the effect or intent of which is to mitigate loss, manage risk or benefit resulting from share price changes of, or increase or decrease the voting power of the shareholder or any other person on whose behalf the nomination is made with respect to, shares of our common stock;

•

a description (including the names of any counterparties) of any agreement, arrangement or understanding with respect to such nomination between or among the shareholder or any other person on whose behalf the nomination is made and any of its affiliates or associates, and any others acting in concert with any of the foregoing; and

•

a representation that the shareholder will notify us in writing of any changes to the information provided pursuant to the items above that are in effect as of the record date for the relevant meeting.

Shareholder Proposals. In order for a shareholder to bring other business before a shareholder meeting, timely notice will have to be received by our Corporate Secretary within the time limits described under “—Shareholder Nominations” above. The shareholder’s notice is required to contain as to each matter of business the following:

•

a brief description of the business desired to be brought before the annual meeting, including the complete text of any resolutions to be presented at the annual meeting, with respect to such business, and the reasons for conducting such business at the meeting;

•	the name and address of record of the shareholder proposing such business;

•	the class and number of shares of our common stock that are beneficially owned by the shareholder;

•	any material interest of the shareholder in such business;

•

a description (including the names of any counterparties) of any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, warrants, hedging transactions and borrowed or loaned shares) that has been entered into as of the date of the shareholder’s notice by, or on behalf of, the shareholder and any other person on whose behalf the proposal is made, the effect or intent of which is to mitigate loss, manage risk or benefit resulting from share price changes of, or increase or decrease the voting power of the shareholder or any other person on whose behalf the proposal is made with respect to, shares of our common stock;

•

a description (including the names of any counterparties) of any agreement, arrangement or understanding with respect to such proposal between or among the shareholder or any other person on whose behalf the proposal is made and any of its affiliates or associates, and any others acting in concert with any of the foregoing; and

•

a representation that the shareholder will notify us in writing of any changes to the information provided pursuant to the items above that are in effect as of the record date for the relevant meeting.

Virginia Antitakeover Statutes

Virginia has two antitakeover statutes: the Affiliated Transactions Statute and the Control Share Acquisitions Statute.

Affiliated Transactions Statute. Virginia law contains provisions governing affiliated transactions. An affiliated transaction generally is defined as any of the following transactions:

•

a merger, a share exchange, material dispositions of corporate assets not in the ordinary course of business to or with an interested shareholder (defined as any holder of more than 10% of any class of outstanding voting shares), or any material guarantee of any indebtedness of any interested shareholder;

•

certain sales or other dispositions of our voting shares or any of our subsidiaries having an aggregate fair market value greater than 5% of the aggregate fair market value of all outstanding voting shares;

•	any dissolution of the corporation proposed by or on behalf of an interested shareholder; or

•	any reclassification, including reverse stock splits, or recapitalizations that increases the percentage of outstanding voting shares, owned beneficially by any interested shareholder by more than 5%.

In general, these provisions prohibit a Virginia corporation from engaging in affiliated transactions with an interested shareholder for a period of three years following the date that such person became an interested shareholder unless:

•

the board of directors of the corporation and the holders of two-thirds of the voting shares, other than the shares beneficially owned by the interested shareholder, approve the affiliated transaction; or

•	before the date the person became an interested shareholder, the board of directors approved the transaction that resulted in the shareholder becoming an interested shareholder.

After three years, any such transaction must be at a “fair price,” as statutorily defined, or must be approved by the holders of two-thirds of the voting shares, other than the shares beneficially owned by the interested shareholder.

The shareholders of a Virginia corporation may adopt an amendment to the corporation’s articles of incorporation or bylaws opting out of the Affiliated Transactions Statute. Neither our amended and restated articles of incorporation nor our amended and restated bylaws contain a provision opting out of the Affiliated Transactions Statute. Therefore, the Affiliated Transactions Statute will apply to affiliated transactions between our company and an interested shareholder.

Control Share Acquisitions Statute. Virginia law also contains provisions relating to control share acquisitions, which are transactions causing the voting strength of any person acquiring beneficial ownership of shares of a Virginia public corporation to meet or exceed certain threshold percentages (20%, 33 1/3% or 50%) of the total votes entitled to be cast for the election of directors. Shares acquired in a control share acquisition have no voting rights unless:

•	the voting rights are granted by a majority vote of all outstanding shares other than those held by the acquiring person or any officer or employee director of the corporation; or

•	the articles of incorporation or bylaws of the corporation provide that these Virginia law provisions do not apply to acquisitions of its shares.

The acquiring person may require that a special meeting of the shareholders be held to consider the grant of voting rights to the shares acquired in the control share acquisition.

As permitted by Virginia law, our board of directors has adopted a bylaw opting out of the Control Share Acquisitions Statute. Although our board of directors does not intend to do so, it could choose to amend or eliminate this provision in the future.

Limitation of Liability and Indemnification Matters

Our amended and restated articles of incorporation provide that no director or officer shall be liable to Xenith Bankshares or our shareholders for monetary damages except for liability resulting from willful misconduct or a knowing violation of the criminal law or of any federal or state securities laws.

Our amended and restated articles of incorporation require us to indemnify any director or officer who was or is a party to a proceeding due to his or her status as a director or officer of Xenith Bankshares or who was or is serving at our request as a director, member, trustee, partner, manager, officer, employee or agent of another corporation, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise. This indemnification covers all reasonable expenses incurred by any such director or officer. The board of directors, by a majority vote of a quorum of disinterested directors or, under certain circumstances, independent legal counsel appointed by the board of directors or the shareholders (excluding shares owned by or under the control of directors party to the proceeding), must determine that the director or officer seeking indemnification was not guilty of willful misconduct or a knowing violation of the criminal law.

Insofar as indemnification for liabilities under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions or otherwise, we have been informed that, in the opinion of the SEC, indemnification for liabilities under the Securities Act is against public policy and is unenforceable.

Transfer Agent and Registrar

Registrar and Transfer Company is the transfer agent and registrar for our common stock.

Listing

Our common stock trades on The NASDAQ Capital Market under the symbol “XBKS.”

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have              shares of our common stock outstanding on a fully-diluted basis, or              shares of our common stock outstanding on a fully-diluted basis if the underwriters’ over-allotment option is exercised in full. This amount includes an aggregate of outstanding warrants and options to purchase 929,288 shares of our common stock.

A maximum of 772,356 shares of our common stock is available for future issuance in connection with awards under our Amended and Restated 2009 Stock Incentive Plan and a maximum of 37,507 shares of our common stock is available for future issuance in connection with awards under our 2003 Stock Option Plan. We do not currently intend to grant additional awards under our 2003 Stock Option Plan.

Our common stock is currently thinly traded and has substantially less liquidity than the average trading market for many other publicly-traded financial institutions and other companies. Following this offering, an active trading market for our common stock may not develop or be maintained, and any such market may not be liquid. Moreover, shareholders may not be able to sell their shares of our common stock when desired, or at all, or in the amount or at the price they seek. Future issuances or resales of shares of our common stock, or the perception of future issuances or resales of shares of our common stock, could materially and adversely affect the prevailing market price of our common stock, and could impair our ability to raise capital through the sale of our common stock or equity-related securities in the future. See “Risk Factors—Risks Related to This Offering and Our Common Stock.”

The shares of our common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless they are held by any of our “affiliates,” as that term is defined in Rule 144 under the Securities Act, or Rule 144. As defined in Rule 144, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the issuer. All of shares of our common stock held by our affiliates are restricted securities as that term is defined in Rule 144. Restricted securities may be resold in the public market only if registered under the securities laws or if their resale qualifies for an exemption from registration under Rule 144, as described below.

Rule 144

In general, Rule 144 provides that if (1) one year has elapsed since the date of acquisition of shares of our common stock from us or any of our affiliates and (2) the holder is not an affiliate of ours and has not been an affiliate of ours at any time during the three months preceding the proposed sale, such holder may resell such shares of our common stock in the public market under Rule 144(b)(1) without regard to the volume limitations, manner of sale provisions, current public information requirement or notice requirements under such rule. In general, Rule 144 also provides that if (1) six months have elapsed since the date of acquisition of shares of our common stock from us or any of our affiliates, (2) we have been a reporting company under the Exchange Act for at least 90 days and (3) the holder is not an affiliate of ours and has not been an affiliate of ours at any time during the three months preceding the proposed sale, such holder may resell such shares of our common stock in the public market under Rule 144(b)(1) subject to satisfaction of Rule 144’s current public information requirement but without regard to the volume limitations, manner of sale provisions or notice requirements under such rule.

In addition, under Rule 144, if (1) one year (or, subject to us being a reporting company under the Exchange Act for at least the preceding 90 days, six months) has elapsed since the date of acquisition of shares of our common stock from us or any of our affiliates and (2) the holder is an affiliate of ours or has been an affiliate of ours at any time during the three months preceding the proposed sale, such holder may resell such shares of our common stock in the public market under Rule 144(b)(1) subject to satisfaction of Rule 144’s volume limitations, manner of sale provisions, current public information requirement and notice requirements.

Registration Rights

Under the investor rights agreement, at any time after June 26, 2011, BankCap Partners will have the right, subject to certain exceptions and conditions, to demand that we register the resale under the Securities Act of all of the 3,045,000 shares of our common stock that it currently owns and any additional shares of our common stock that it acquires (including warrants to purchase 391,500 shares of our common stock at an exercise price of $11.49 per share, all of which warrants are currently exercisable). If BankCap Partners makes such a demand, we are obligated to notify all other holders of our common stock who purchased shares of Xenith Corporation common stock in Xenith Corporation’s June 2009 private offering of BankCap Partners’ demand, and such holders will have the right, subject to certain exceptions and conditions, to join the proposed registration and resale. In addition, at any time after June 26, 2011, BankCap Partners and each shareholder who purchased shares of Xenith Corporation common stock in Xenith Corporation’s June 2009 private offering will have the right, subject to certain exceptions and conditions, to participate in any underwritten public offerings of common stock that we undertake. Registration of the resale of these shares under the Securities Act would result in the shares becoming freely tradable in the public market immediately upon the effectiveness of registration. See “Description of Capital Stock—Investor Rights Agreement—Registration Rights” for further information about the investor rights agreement.

Form S-8 Registration Statements

We have an effective registration statement on Form S-8 under the Securities Act registering 132,000 shares of our common stock out of a total of 137,500 shares issuable under our 2003 Stock Option Plan. Options to purchase 94,493 shares of our common stock are outstanding under this plan. As of October 31, 2010, all of these shares remain available for issuance. In addition, we intend to file a registration statement on Form S-8 under the Securities Act after the completion of this offering for up to 1,043,391 shares of our common stock issuable under our Amended and Restated 2009 Stock Incentive Plan. Options to purchase 271,035 shares of our common stock have been granted under this plan. This registration statement is expected to become effective immediately upon filing. As a result, the shares received under our 2003 Stock Option Plan and our Amended and Restated 2009 Stock Incentive Plan (after the effectiveness of the registration statement on Form S-8 in the case of our Amended and Restated 2009 Stock Incentive Plan) will also be freely tradable in the public market, except for shares held by affiliates.

Lock-up Agreements

We, our directors and executive officers and BCP Fund LLC have agreed with the underwriters, subject to certain exceptions, not to (1) sell, offer, agree to sell, contract to sell, hypothecate, pledge, grant any option to purchase, make any short sale of or otherwise dispose of or hedge, directly or indirectly, any shares of our common stock, any of our securities substantially similar to our common stock or any securities convertible into, repayable with, exchangeable or exercisable for, or that represent the right to receive any shares of our common stock or any of our securities substantially similar to our common stock, whether now owned or hereafter acquired, owned directly (including holding as a custodian) or with respect to which we, our directors or executive officers or BCP Fund LLC now or hereafter have or may be deemed to have beneficial ownership in accordance with the rules and regulations of the SEC (the “Restricted Shares”) or (2) publicly announce an intention to do any of the foregoing for a period of 90 days after the date of this prospectus without the prior written consent of Sandler O’Neill & Partners, L.P., as representative of the underwriters. However, the foregoing restriction is expressly agreed to preclude hedging or other transaction or arrangement that is designed to, or that reasonably could be expected to, lead to or result in a sale, disposition or transfer, in whole or in part, of any of the economic consequences of ownership of the Restricted Shares, whether any such transaction is to be settled by delivery of common stock or other securities, in cash or otherwise, even if such shares or other securities would be disposed of by someone other than us, our directors or executive officers or BCP Fund LLC. Such prohibited hedging or other transactions would include, without limitation, any short sale or any purchase, sale or grant of any right (including, without limitation, any put or call option) with respect to any of the Restricted Shares or with respect to any security that includes, relates to, or derives any significant part of its value from the Restricted Shares.

The 90-day restricted period described in the preceding paragraph will be automatically extended if:

•	during the last 17 days of the 90-day lock-up period we issue an earnings release or material news or a material event relating to us occurs; or

•

prior to the expiration of the 90-day lock-up period we announce that we will release earnings results or become aware that material news or a material event relating to us will occur during the 16-day period beginning on the last day of the 90-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

UNDERWRITING

We are offering the shares of our common stock described in this prospectus through Sandler O’Neill & Partners, L.P., as the representative of the underwriters named below. We have entered into an underwriting agreement with the underwriters, dated                     , 2010. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares
Sandler O’Neill & Partners, L.P.
Stifel, Nicolaus & Company, Incorporated

Total:

The underwriters are committed to purchase and pay for all such shares of common stock, if any are purchased. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

We have granted to the underwriters an option, exercisable no later than 30 days after the date of the underwriting agreement, to purchase up to              additional shares of our common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments, if any, made in connection with this offering. To the extent the option is exercised and the conditions of the underwriting agreement are satisfied, we will be obligated to sell to the underwriters, and the underwriters will be obligated to purchase, these additional shares of common stock.

The underwriters propose to offer the shares of common stock directly to the public at the offering price set forth on the cover page of this prospectus and to certain securities dealers at the public offering price, less a concession not in excess of $             per share. The underwriters may allow, and these dealers may re-allow, a concession not in excess of $             per share on sales to other dealers. After the public offering of the common stock, the underwriters may change the offering price and other selling terms.

The following table shows the per share and total underwriting discount that we will pay to the underwriters and the proceeds we will receive before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase additional shares.

	Per Share	Total Without Over-Allotment	Total With Over-Allotment
Price to public	$	$	$
Underwriting discount
Proceeds to us, before expenses

We estimate that the total expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions, will be approximately $             and are payable by us. We have agreed to reimburse the underwriters for their actual out-of-pocket expenses incurred in connection with the offering, including certain fees and disbursements of underwriters’ counsel.

The shares of common stock are being offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify this offer and to reject orders in whole or in part.

The underwriting agreement provides that the obligations of the underwriters are conditional and may be terminated at their discretion based on their assessment of the state of the financial markets. The obligations of the underwriters may also be terminated upon the occurrence of the events specified in the underwriting agreement.

Lock-up Agreements. We, our directors and executive officers and BCP Fund LLC have agreed with the underwriters, subject to certain exceptions, not to (1) sell, offer, agree to sell, contract to sell, hypothecate, pledge, grant any option to purchase, make any short sale of or otherwise dispose of or hedge, directly or indirectly, any shares of our common stock, any of our securities substantially similar to our common stock or any securities convertible into, repayable with, exchangeable or exercisable for, or that represent the right to receive any shares of our common stock or any of our securities substantially similar to our common stock, whether now owned or hereafter acquired, owned directly (including holding as a custodian) or with respect to which we, our directors or executive officers or BCP Fund LLC now or hereafter have or may be deemed to have beneficial ownership in accordance with the rules and regulations of the SEC (the “Restricted Shares”) or (2) publicly announce an intention to do any of the foregoing for a period of 90 days after the date of this prospectus without the prior written consent of Sandler O’Neill & Partners, L.P., as representative of the underwriters. However, the foregoing restriction is expressly agreed to preclude hedging or other transaction or arrangement that is designed to, or that reasonably could be expected to, lead to or result in a sale, disposition or transfer, in whole or in part, of any of the economic consequences of ownership of the Restricted Shares, whether any such transaction is to be settled by delivery of common stock or other securities, in cash or otherwise, even if such shares or other securities would be disposed of by someone other than us, our directors or executive officers or BCP Fund LLC. Such prohibited hedging or other transactions would include, without limitation, any short sale or any purchase, sale or grant of any right (including, without limitation, any put or call option) with respect to any of the Restricted Shares or with respect to any security that includes, relates to, or derives any significant part of its value from the Restricted Shares.

The 90-day restricted period described in the preceding paragraph will be automatically extended if:

•	during the last 17 days of the 90-day lock-up period we issue an earnings release or material news or a material event relating to us occurs; or

•

prior to the expiration of the 90-day lock-up period we announce that we will release earnings results or become aware that material news or a material event relating to us will occur during the 16-day period beginning on the last day of the 90-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Notwithstanding the foregoing, we may file one or more registration statements on Form S-8 under the Securities Act and issue, and grant options to purchase, shares of common stock under our existing employee benefit plans referred to in this prospectus without complying with the requirements of the lock-up agreement.

In addition, the restrictions described above will not apply to (1) a bona fide gift or gifts by any of our executive officers or directors, provided that the donee or donees thereof agree in writing to be bound by the restrictions described in the preceding paragraph or (2) a transfer by any of our executive officers or directors to any trust for the direct or indirect benefit of that officer or director or his or her immediate family, provided that the trustee of the trust agrees in writing to be bound by such restrictions and provided further that any such transfer shall not involve a disposition for value. For purposes of this paragraph, “immediate family” shall mean any relationship by blood, marriage or adoption not more remote than first cousin.

The underwriters may, in their sole discretion and at any time and from time to time, without notice, release all or any portion of the foregoing shares and other securities from the foregoing restrictions.

Indemnity. We and the Bank have agreed to jointly and severally indemnify the underwriters and persons who control the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of these liabilities.

Stabilization. In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions and syndicate covering transactions.

Stabilizing transactions permit bids to purchase shares of common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress.

Over-allotment transactions involve sales by the underwriters of shares of common stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares in the open market.

Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the over-allotment option. If the underwriters sell more shares than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing, there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in this offering.

These stabilizing transactions and syndicate covering transactions may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on the NASDAQ Capital Market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making. In connection with this offering, the underwriters and selected dealers, if any, who are qualified market makers on the NASDAQ Global Select Market, may engage in passive market making transactions in our common stock on the NASDAQ Capital Market in accordance with Rule 103 of Regulation M under the Exchange Act. Rule 103 permits passive market making activity by participants in this offering. Passive market making may occur before the pricing of our offering or before the commencement of offers or sales of our common stock. Each passive market maker must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid of the security. If all independent bids are lowered below the bid of the passive market maker, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s daily average trading volume in our common stock during a specified period and must be discontinued when that limit is reached. The underwriters and other dealers are not required to engage in passive market making and may end passive market making at any time.

Other. From time to time, the underwriters have provided, and may continue to provide, investment banking services to us and our affiliates in the ordinary course of their businesses, and have received, and may continue to receive, compensation for such services.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Hunton & Williams LLP, Richmond, Virginia. Sidley Austin LLP, New York, New York, will act as counsel to the underwriters. As of December 1, 2010, lawyers of Hunton & Williams LLP owned 30,450 shares of Xenith Bankshares common stock.

EXPERTS

The consolidated financial statements of Xenith Bankshares, Inc. and subsidiary as of December 31, 2009 and First Bankshares, Inc. and subsidiary as of December 31, 2008 and for Xenith Bankshares, Inc. and subsidiary for the year ended December 31, 2009 and First Bankshares, Inc. and subsidiary for the period January 1, 2009 through December 22, 2009 and for the year ended December 31, 2008, appearing in this prospectus have been so included in reliance on the report of Witt Mares, PLC, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

The financial statements of Xenith Bank [In Organization] at December 31, 2008 and for the period February 19, 2008 (Inception) through December 31, 2008, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about the ability of Xenith Bank [In Organization] to continue as a going concern as described in Note 2 to Xenith Bank’s [In Organization] financial statements, which is not included in the 2009 financial statements) appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any documents we file with the SEC at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, our filings with the SEC are available to the public through the SEC’s Internet site at http://www.sec.gov. Information about us is also available on our website at http://www.xenithbank.com. This URL and the SEC’s URL above are intended to be inactive textual references only. The information on, or that can be accessed through, the SEC’s website and our website is not part of, and is not incorporated into, this prospectus.

We have filed a registration statement covering our shares of common stock subject to this offering, of which this prospectus forms a part. This prospectus, however, does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information concerning us and the securities we may offer and sell, you should read the entire registration statement and the exhibits to the registration statement. The registration statement has been filed electronically and may be obtained in any manner listed above. Any statements contained in this prospectus concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the registration statement or otherwise filed with the SEC. Each such statement is qualified in its entirety by such reference.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

Xenith Bankshares, Inc. (the “Company”)

Richmond, Virginia

We have audited the accompanying consolidated balance sheets of Xenith Bankshares, Inc. and subsidiary as of December 31, 2009 and First Bankshares, Inc. and subsidiary as of December 31, 2008, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows of Xenith Bankshares, Inc. and subsidiary for the year ended December 31, 2009 and First Bankshares, Inc. and subsidiary for the period January 1, 2009 through December 22, 2009 and for the year ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Xenith Bankshares, Inc. and subsidiary as of December 31, 2009 and First Bankshares, Inc. and subsidiary as of December 31, 2008, and the results of operations and cash flows of Xenith Bankshares, Inc. and subsidiary for the year ended December 31, 2009 and First Bankshares, Inc. and subsidiary for the period January 1, 2009 through December 22, 2009 and for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

/s/    Witt Mares, PLC

Norfolk, Virginia

March 31, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Xenith Bank [In Organization]

We have audited the accompanying Balance Sheet of Xenith Bank [In Organization] as of December 31, 2008, and the related Statements of Income, Owners’ Equity and Cash Flows for the period from February 19, 2008 (Inception) to December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Xenith Bank [In Organization] at December 31, 2008 and the results of its operations and its cash flows for the period from February 19, 2008 (Inception) to December 31, 2008 in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements for the period from February 19, 2008 (Inception) to December 31, 2008, have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements (not included in the accompanying 2009 financial statements), the Company’s losses from Inception and current inability to obtain sufficient commitments for additional financing to support planned principal operations raise substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also discussed in Note 2 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Ernst & Young LLP

Richmond, Virginia

April 27, 2009

XENITH BANKSHARES, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 31, 2009 AND 2008

	Xenith Bankshares 2009	First Bankshares 2008	Xenith Bank [In Organization] 2008
ASSETS
Cash and cash equivalents
Cash and due from banks	$35,203,187	$4,541,961	$280,201
Federal funds sold	—	651,000	—

Total cash and cash equivalents	35,203,187	5,192,961	280,201
Securities available for sale, at fair value	36,846,737	53,412,711	—
Loans, net	102,049,697	115,560,011	—
Bank premises and equipment, net	6,980,689	5,567,656	2,098,007
Other real estate owned	463,700	—	—
Intangible assets	10,670,427	—	—
Accrued interest receivable	976,908	1,171,615	—
Deferred tax asset	3,679,400	403,500	—
Other assets	4,719,958	2,849,769	436,756

Total assets	$201,590,703	$184,158,223	$2,814,964

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits
Demand and money market	$22,316,474	$20,691,337	$—
Savings	3,295,930	2,950,405	—
Time	88,535,230	106,642,895	—

Total deposits	114,147,634	130,284,637	—
Accrued interest payable	505,297	891,697	—
Federal funds purchased and borrowed funds	31,260,151	36,010,972	—
Other liabilities	1,605,588	261,071	1,708,389

Total liabilities	147,518,670	167,448,377	1,708,389

Shareholders’ equity
Preferred stock, $1.00 par value, 25,000,000 shares authorized; 0 shares issued and outstanding	—	—	—
Common stock, $1.00 par value, 100,000,000; and $3.20 par value, 10,000,000 shares authorized as of December 31, 2009 and 2008, respectively; 5,846,928 and 2,276,298 issued and outstanding as of December 31, 2009 and 2008, respectively	5,846,928	7,284,154	—
Additional paid-in capital	57,614,520	8,938,444	4,295,300
Retained earnings (deficit)	(9,457,569)	662,458	(3,188,725)
Accumulated other comprehensive income (loss), net	68,154	(175,210)	—

Total shareholders’ equity	54,072,033	16,709,846	1,106,575

Total liabilities and shareholders’ equity	$201,590,703	$184,158,223	$2,814,964

See notes to financial statements.

XENITH BANKSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

FOR THE PERIOD ENDED DECEMBER 22, 2009 AND THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	Xenith Bankshares for the year ended December 31, 2009	First Bankshares for the period ended December 22, 2009	First Bankshares for the year ended December 31, 2008	Xenith Bank [In Organization] February 19, 2008 (date of inception) through December 31, 2008
Interest income
Interest and fees on loans	$151,720	$6,275,815	$7,347,771	$—
Interest on securities	61,417	2,361,776	2,395,585	—
Interest on federal funds sold	—	2,226	60,302	—

Total interest income	213,137	8,639,817	9,803,658	—

Interest expense
Interest on deposits	42,307	2,728,654	3,453,054	—
Interest on time certificates of $100,000 and over	19,017	859,414	1,202,346	—
Interest on federal funds purchased and borrowed funds	20,748	606,702	902,647	—

Total interest expense	82,072	4,194,770	5,558,047	—

Net interest income	131,065	4,445,047	4,245,611	—
Provision for loan losses	—	5,500,646	828,656	—

Net interest income (loss) after provision for loan losses	131,065	(1,055,599)	3,416,955	—

Noninterest income
Service charges on deposit accounts	4,431	260,132	307,914	—
Gains on sales of investments	—	232,161	264,625	—
Other	10,509	59,549	266,048	—

Total noninterest income	14,940	551,842	838,587	—

Noninterest expense
Salaries and employee benefits	2,616,012	2,495,355	2,145,123	1,551,749
Expenses of premises and equipment	329,593	517,842	569,717	208,067
Lease expense	695,740	74,503	67,519	—
Bank franchise tax	317,083	145,477	98,100	—
FDIC assessment	12,626	247,934	—	—
Advertising	—	12,589	45,911	—
Data processing	268,388	284,935	130,318	—
Office supplies	29,646	47,758	64,123	24,012
Professional fees	525,309	1,710,727	197,597	1,156,458
Merger-related expense	1,430,962
Telecommunications	113,583	36,793	39,943	35,009
Other operating expenses	207,307	448,091	534,753	213,430

Total noninterest expense	6,546,249	6,022,004	3,893,104	3,188,725

Income (loss) before income tax expense	(6,400,244)	(6,525,761)	362,438	(3,188,725)
Income tax expense (benefit)	(131,400)	(2,218,800)	117,300	—

Net income (loss)	(6,268,844)	(4,306,961)	245,138	(3,188,725)
Other comprehensive income, net of income tax expense:
Net unrealized gain (loss) on securities available for sale	68,154	208,255	(241,872)	—

Comprehensive income (loss)	$(6,200,690)	$(4,098,706)	$3,266	$(3,188,725)

Per share data:	$(2.76)	$(1.90)	$0.11	$—

See notes to financial statements.

XENITH BANKSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE PERIOD ENDED DECEMBER 22, 2009 AND YEARS ENDED DECEMBER 31, 2009 AND 2008

	Common Stock	Additional Paid- in Capital	Accumulated Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity
First Bankshares, Inc. Pre-Acquistion
Balances at January 1, 2008	$7,284,154	$8,938,444	$417,320	$66,662	$16,706,580

Net income	—	—	245,138	—	245,138
Change in net unrealized loss on available-for-sale securities, net of deferred income tax expense of $124,567	—	—	—	(241,872)	(241,872)

Balances at December 31, 2008	7,284,154	8,938,444	662,458	(175,210)	16,709,846

Net income	—	—	(4,306,961)	—	(4,306,961)
Change in net unrealized loss on available-for-sale securities, net of deferred income tax expense of $74,818	—	—	—	208,255	208,255

Balances at December 22, 2009	7,284,154	8,938,444	(3,644,503)	33,045	12,611,140

Xenith Bankshares, Inc. (formerly Xenith Bank [In Organization])
Balance at February 19, 2008 (Inception)	$—	$—	$—	$—	$—
Net loss			(3,188,725)		(3,188,725)
Contributed Capital	—	4,295,300	—	—	4,295,300

Balances at December 31, 2008	$—	$4,295,300	$(3,188,725)	$—	$1,106,575

Issuance of Xenith Corporation common shares in acquisition of First Bankshares	5,846,928	53,319,220	—	—	59,166,148
Net loss, consolidated entity			(6,268,844)		(6,268,844)
Change in net unrealized loss on available-for-sale securities, net of deferred income tax expense of $35,110	—	—	—	68,154	68,154

Balances at December 31, 2009	$5,846,928	$57,614,520	$(9,457,569)	$68,154	$54,072,033

See notes to financial statements.

XENITH BANKSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIOD ENDED DECEMBER 22, 2009 AND YEARS ENDED DECEMBER 31, 2009 AND 2008

	Xenith Bankshares for the year ended December 31, 2009	First Bankshares for the period ended December 22, 2009	First Bankshares for the year ended December 31, 2008	Xenith Bank [In Organization] February 19, 2008 (date of inception) through December 31, 2008
Cash flows from operating activities
Net income (loss)	$(6,268,844)	$(4,306,961)	$245,138	$(3,188,725)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation	507,381	314,472	344,019	24,063
Net amortization of investment securities	658	47,087	39,480	—
Amortization of leasehold incentive	(65,001)
Gains on sales of securities	—	(232,161)	(265,573)	—
Loss on sale of premises and equipment	—	7,898	—	—
Loss on sale of OREO	—	43,197	—	—
Unrealized gain/loss on OREO		186,500
Provision for loan losses	—	5,500,646	828,656	—
Loan (charge-offs)	—	(487,929)	(89,237)	—
Change in operating assets and liabilities				—
Prepaid expenses	—	—	—	(108,774)
Accounts receivable	—	—	—	(32,262)
Accrued interest receivable	(8,117)	202,824	(174,498)	—
Deferred tax assets	23,768	(2,434,245)	(129,933)	—
Other assets	(658,680)	103,208	59,218	(295,720)
Accounts payable	—	—	—	198,378
Accrued expenses	—	—	—	44,070
Accrued interest payable	48,304	(434,704)	(20,027)	—
Other liabilities	(1,364,896)	417,900	(206,575)	442,378

Net cash provided by (used in) operating activities	(7,785,427)	(1,072,268)	630,668	(2,916,592)

Cash flows from investing activities
Proceeds from maturities and calls of available-for-sale securities	—	20,478,975	73,365,159	—
Purchase of available-for-sale securities	—	(3,475,000)	(64,863,800)	—
Purchase of Federal Reserve stock	—	—	(9,350)	—
Net proceeds from the sale of FHLB stock	—	193,900	309,700	—
Sale of FRB stock	—	10,850	—	—
Proceeds from the sale of OREO		606,318
Net increase (decrease) in loans	678,396	5,519,686	(12,513,335)	—
Net purchases of premises and equipment	(592,254)	(52,523)	(189,755)	(1,098,507)

Net cash provided by (used in) investing activities	86,142	23,282,206	(3,901,381)	(1,098,507)

Cash flows from financing activities
Net increase (decrease) in demand deposits and savings accounts	657,802	1,312,860	836,857	—
Net increase (decrease) in time deposits	322,531	(20,562,196)	15,699,630	—
Net increase (decrease) in Federal funds purchased and borrowed funds	1,247,151	(5,997,972)	(11,540,923)	—
Net proceeds from stock offering	43,286,000	—	—	—
Cash paid to shareholders for converted shares	(5,251,804)	—	—	—
Issuance of warrants	205,000
Cash acquired in merger	2,155,591
Capital contributions	—	—	—	4,295,300

Net cash provided by (used in) financing activities	42,622,271	(25,247,308)	4,995,564	4,295,300

Net increase (decrease) in cash & cash equivalents	$34,922,986	$(3,037,370)	$1,724,851	$280,201
Cash and cash equivalents
Beginning of period	$280,201	$5,192,961	$3,468,110	$—

End of period	$35,203,187	$2,155,591	$5,192,961	$280,201

See notes to financial statements.

Xenith Bankshares, Inc. and Subsidiary

Notes to Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

Note 1—Organization

SuffolkFirst Bank was incorporated on December 14, 2001, chartered on December 10, 2002 and began operations on January 27, 2003 as a Virginia chartered bank engaged in lending and deposit-collecting activities in Suffolk, Virginia. On February 23, 2008, SuffolkFirst Bank’s Board of Directors announced the approval of the formation of a bank holding company, First Bankshares, Inc. (“First Bankshares”), which was incorporated in Virginia on March 4, 2008 and of which SuffolkFirst Bank became a wholly owned subsidiary on August 15, 2008. The reorganization was consummated through a share exchange in which each of SuffolkFirst Bank’s shareholders received one share of First Bankshares common stock in exchange for each of their shares of SuffolkFirst Bank’s common stock. SuffolkFirst Bank operates under the laws of Virginia and the Rules and Regulations of the Federal Reserve System and the Federal Deposit Insurance Corporation (“FDIC”).

Effective December 22, 2009, First Bankshares and Xenith Corporation, a Virginia corporation, completed the merger of Xenith Corporation with and into First Bankshares (the “Merger”), with First Bankshares being the surviving entity in the Merger. The Merger was completed in accordance with the terms of the Agreement of Merger and related Plan of Merger, dated as of May 12, 2009 and as amended by Amendment No. 1, dated as of August 14, 2009, Amendment No. 2, dated as of October 15, 2009, Amendment No. 3, dated as of October 30, 2009, and Amendment No. 4, dated as of November 19, 2009 (collectively, the “Merger Agreement”), between First Bankshares and Xenith Corporation. At the effective time of the Merger, First Bankshares amended its articles of incorporation to, among other things, change its name to Xenith Bankshares, Inc. (“Xenith Bankshares”). In addition, following the completion of the Merger, SuffolkFirst Bank changed its name to Xenith Bank.

Pursuant to the terms of the Merger Agreement, First Bankshares shareholders were entitled to elect to retain their shares of First Bankshares common stock or to receive $9.23 in cash per share for some or all of their shares of First Bankshares common stock, subject to proration in the event the aggregate cash elections exceeded 569,074 shares (or 25% of shares outstanding immediately prior to the effective time of the Merger) (the “Cash Election Number”). As of 5:00 p.m., Eastern Time, on October 15, 2009, the deadline for First Bankshares shareholders to elect to receive cash for some or all of their shares of First Bankshares common stock, First Bankshares had received aggregate cash elections with respect to 1,165,311 shares of First Bankshares common stock, representing approximately 51.2% of the shares of First Bankshares common stock outstanding immediately prior to the effective time of the Merger.

Because aggregate cash elections exceeded the Cash Election Number, the cash elections were reduced proportionally. Pursuant to the terms of the Merger Agreement, a number of cash election shares held by each First Bankshares shareholder who made a cash election equal to the product of (1) 0.488345171 (or the Cash Election Number divided by the total number of cash election shares) and (2) the total number of cash election shares held by such shareholder was converted into the right to receive $9.23 in cash (with any resulting fractional shares rounded down to the next whole share). Each cash election share that was not converted into the right to receive $9.23 in cash and each share of First Bankshares common stock for which a cash election was not made represented one share of Xenith Bankshares common stock immediately following the effective time of the Merger.

Pursuant to the terms of the Merger Agreement, each share of Xenith Corporation common stock outstanding immediately prior to the effective time of the Merger, was cancelled and converted automatically into the right to receive 0.8700 shares of validly issued, fully paid and nonassessable shares of Xenith Bankshares common stock (the “Exchange Ratio”). Based on the Exchange Ratio, an aggregate of 4,139,704 shares of Xenith Bankshares common stock were issued to the former shareholders of Xenith Corporation in exchange for their shares of Xenith Corporation common stock. All fractional shares of Xenith Bankshares common stock that a Xenith Corporation shareholder would otherwise have been entitled to receive as a result of the Merger were

Xenith Bankshares, Inc. and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

For the years ended December 31, 2009 and 2008

aggregated and, if a fractional share resulted from such aggregation, such holder received, instead of the fractional share, an amount in cash equal to $9.23 multiplied by the fraction of a share of Xenith Bankshares common stock to which such holder would otherwise have been entitled.

Options to purchase shares of First Bankshares common stock outstanding at the effective time of the Merger remain outstanding as options to purchase shares of Xenith Bankshares common stock. An aggregate of 906,000 options and warrants to purchase shares of Xenith Corporation’s common stock outstanding at the effective time of the Merger were converted into an aggregate of 788,220 options and warrants to purchase shares of Xenith Bankshares common stock based on the Exchange Ratio at an exercise price of $11.49 per share.

Based on the foregoing and the fact that there were an aggregate of 2,276,298 shares of First Bankshares common stock and an aggregate of 94,493 options to purchase shares of First Bankshares common stock outstanding at the effective time of the Merger, there were an aggregate of 5,846,928 shares of Xenith Bankshares common stock outstanding immediately following the effective time of the Merger, with First Bankshares shareholders immediately prior to the effective time of the Merger beneficially owning approximately 26.8% of the combined company’s outstanding shares of common stock and Xenith Corporation shareholders immediately prior to the effective time of the Merger beneficially owning approximately 73.2% of the combined company’s outstanding shares of common stock, on a fully diluted basis.

Unless otherwise stated herein or the context otherwise requires, references herein to “the Company,” “we,” “our” and “us” at and for the year ended December 31, 2008 and the period from January 1, 2009 through December 22, 2009 are to First Bankshares and its wholly-owned subsidiary, SuffolkFirst Bank, and references to “the Bank” are to SuffolkFirst Bank. Unless otherwise stated herein or the context otherwise requires, references herein to “the Company,” “we,” “our” and “us” at and for the year ended December 31, 2009 are to Xenith Bankshares and its wholly-owned subsidiary, Xenith Bank, and references to “the Bank” are to Xenith Bank.

Xenith Bankshares, through Xenith Bank, operates four full-service branches: one in Richmond, Virginia and three in Suffolk, Virginia. Xenith Bank continues to do business as SuffolkFirst Bank at its existing locations in Suffolk, Virginia.

Although the Merger was structured as a merger of Xenith Corporation with and into First Bankshares, with First Bankshares being the surviving entity for legal purposes, Xenith Corporation was treated as the acquirer for accounting purposes. Accordingly, the assets and liabilities of First Bankshares were recorded at their fair value on December 22, 2009. See Note 2—Summary of Significant Accounting Policies for further details.

From its inception on February 19, 2008 until the completion of the Merger on December 22, 2009, Xenith Corporation (formerly Xenith Bank [In Organization]) had no substantial operations. Accordingly, since Xenith Corporation’s operating activities prior to the Merger were insignificant relative to those of First Bankshares, management believes that First Bankshares is the Company’s predecessor. However, as mentioned above, Xenith Corporation is treated as the acquirer for accounting purposes. Management has reached this conclusion based upon an evaluation of facts and circumstances, including the historical life of First Bankshares, the historical level of operations of First Bankshares, the purchase price paid for First Bankshares and the fact that the consolidated company’s operations, revenues and expenses after the Merger are most similar in all respects to those of First Bankshares’ historical periods. Accordingly, the consolidated balance sheets of First Bankshares as of December 31, 2008, the consolidated statements of operations and comprehensive income of First Bankshares for the period ended December 22, 2009 and the year ended December 31, 2008, the consolidated statements of cash flows of First Bankshares for the period ended December 22, 2009 and the year ended December 31, 2008

Xenith Bankshares, Inc. and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

For the years ended December 31, 2009 and 2008

and changes in shareholders’ equity at December 22, 2009 have been presented. However, due to the adjustments to the basis of assets and liabilities as a result of the acquisition method of accounting, the financial statements of the successor and predecessor are not directly comparable.

Note 2—Summary of Significant Accounting Policies

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States of America and conform to the general practices within the banking industry. The following is a description of the significant accounting and reporting policies the Company follows in preparing and presenting its financial statements.

Principles of Consolidation

The consolidated financial statements include the accounts of Xenith Bankshares and its wholly-owned subsidiary, Xenith Bank. All material intercompany balances and transactions have been eliminated.

Cash and Cash Equivalents

For purposes of the Consolidated Statements of Cash Flows, the Company considers all highly liquid debt instruments with original maturities, or maturities when purchased, of three months or less to be cash equivalents. Cash and cash equivalents include cash, due from banks, federal funds sold, and short term debt securities.

Securities

Marketable securities of the Bank are classified into three categories:

(1)	debt securities that the Bank has the positive intent and ability to hold to maturity are classified as “held-to-maturity securities” and reported at amortized cost. Amortization of premiums and accretion of discounts are adjusted on a basis which approximates the level yield method;

(2)	debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as “trading securities” and reported at fair value, with unrealized gains and losses included in net income; and

(3)	debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as “available-for-sale securities” and reported at fair value, with unrealized gains and losses excluded from net income and reported in a separate component of shareholders’ equity.

The Bank does not engage in trading securities or in held-to-maturity securities. Gains or losses on disposition of securities are based on the net proceeds and adjusted carrying values of the securities called or sold, using the specific identification method.

A decline in the market value of any available-for-sale security below cost that is deemed other than temporary is charged to net income, resulting in the establishment of a new cost basis for the security.

Equity Securities Restricted

As a member of the Federal Home Loan Bank (the “FHLB”), the Bank is required to own shares of FHLB capital stock in an amount equal to at least 0.20% of total assets plus 4.50% of any outstanding advances.

Xenith Bankshares, Inc. and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

For the years ended December 31, 2009 and 2008

As a member of the Federal Reserve Bank (the “FRB”), the Bank is required to own shares of FRB capital stock in an amount equal to 6.0% of total common stock and capital surplus. FHLB stock and FRB stock are carried at cost.

Loans

Loans are carried at their principal amount outstanding less fair value adjustments. Interest income is recorded as earned on an accrual basis. The Bank uses the allowance method in providing for possible loan losses. The Allowance for Loan Losses is based on management’s estimate of the amount needed to maintain the Allowance for Loan Losses at an adequate level to cover known and inherent risk of loss in the loan portfolio. In determining the provision amount, management gives consideration to current and anticipated economic conditions, the growth and composition of the loan portfolio, and the relationship of the Allowance for Loan Losses to outstanding loans, among other factors. Loan origination fees, net of origination costs, are deferred and recognized as an adjustment to the yield (interest income) of the related loans.

Management believes that the Allowance for Loan Losses is adequate. While management uses the best information available to make evaluations, future adjustments may be necessary if economic and other conditions differ substantially from the assumptions used.

In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank’s Allowance for Loan Losses. Such agencies may require the Bank to recognize additions to the Allowance for Loan Losses based on their judgments of information available to them at the time of their examination.

Management considers loans to be impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. Factors that influence management’s judgments include, but are not limited to, loan payment pattern, source of repayment, and value of any collateral. A loan would not be considered impaired if an insignificant delay in loan payment occurs and management expects to collect all amounts due. The major sources for identification of loans to be evaluated for impairment include past due and nonaccrual reports, internally generated lists of certain risk grades, loan review personnel’s analyses, and regulatory examinations. Impaired loans are measured using either the discounted expected cash flow method or the value of collateral method. When the ultimate collectability of an impaired loan’s principal is in doubt, wholly or partially, all cash receipts are applied to principal. At December 31, 2009, the Company had $7,710,500 of impaired loans, or 7.03% of total loans.

Premises, Equipment, and Depreciation

Xenith Bankshares, through Xenith Bank, operates four full-service branches: one in Richmond, Virginia and three in Suffolk, Virginia. Xenith Bank continues to do business as SuffolkFirst Bank at its existing locations in Suffolk, Virginia. Xenith Bankshares anticipates opening a fifth branch in Tysons Corner, Virginia during the second or third quarter of 2010.

Xenith Bankshares, Inc. and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

For the years ended December 31, 2009 and 2008

Premises and equipment, including leasehold improvements, are stated at cost less accumulated depreciation. Depreciation is calculated over the estimated useful lives of the respective assets on a straight-line basis. Leasehold improvements are amortized over a term which includes the remaining lease term and probable renewal periods. It is the Bank’s policy to charge maintenance and repairs to expense as incurred and to capitalize major additions and improvements and depreciate the cost of their estimated useful lives as follows:

Building and Improvements	5 to 40 years

Equipment, Furniture, and Fixtures	3 to 20 years

Goodwill and Core Deposit and Other Intangible Assets

Goodwill represents the excess of the cost of an acquired entity over the fair value of the identifiable net assets acquired. Similar to goodwill, other intangible assets, which include core deposit intangibles, also lack physical substance but, as required by GAAP, portions of the cost of an acquired entity have been assigned to such assets. The Company accounts for goodwill and other intangible assets in accordance with GAAP, which, in general, requires that goodwill not be amortized, but rather that it be tested for impairment at least annually at the reporting unit level, which is either at the same level or one level below an operating segment. Other acquired intangible assets with finite lives, such as core deposit intangibles, are required to be amortized over their estimated lives. Core deposit and other intangible assets are generally amortized using accelerated methods over estimated useful lives of five to ten years. As of December 31, 2009, the core deposit intangible subject to amortization for a period of 10 years totals $1,240,000. The Company periodically assesses whether events or changes in circumstances indicate that the carrying amounts of core deposit and other intangible assets may be impaired.

Accounting for the Merger

The Merger of Xenith Corporation and First Bankshares is treated as a reverse acquisition for accounting purposes. Therefore, the Merger is accounted for using the acquisition method of accounting, and accordingly, the assets acquired and liabilities assumed of First Bankshares will be recognized at fair value on the date of the Merger, with Xenith Corporation being treated as the acquirer.

In a reverse acquisition, fair value of the consideration transferred is based on the number of shares Xenith Corporation would have had to issue to give the owners of First Bankshares the same percentage equity interest in the combined entity that resulted from the Merger. Cash consideration is also included. The Merger Agreement provided for consideration of $9.23 per share paid in cash based on elections by the First Bankshares shareholders, subject to pro-ration since aggregate cash elections exceeded 25% of shares outstanding (the maximum allowed per the Merger Agreement) immediately prior to the effective time of the Merger.

As a result of the Merger, owners of Xenith Corporation as of the Merger date own 73.2% of Xenith Bankshares, and owners of First Bankshares as of the Merger date own the remaining 26.8% of Xenith Bankshares.

Xenith Bankshares, Inc. and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

For the years ended December 31, 2009 and 2008

A reconciliation of the excess consideration paid by Xenith Corporation over First Bankshares’ net assets acquired (“Goodwill”) is as follows:

Costs to acquire First Bankshares:
Issuance of Xenith Corporation common stock	$15,758,196
Cash consideration paid	5,251,804

Total consideration to acquire First Bankshares	21,010,000

First Bankshares’ net assets at fair value:
First Bankshares shareholders’ equity at December 22, 2009	12,611,140
Adjustments to reflect assets acquired at fair value:
Net loans	(900,000)
Other real estate owned	(100,000)
Premises and equipment	(500,000)
Core deposit intangibles	1,240,000
Deferred tax assets	1,491,332
Adjustments to reflect liabilities assumed at fair value:
Interest-bearing deposits	(2,132,000)
Other	(130,899)

Adjusted identifiable net assets acquired	11,579,573

Total Goodwill	$9,430,427

Xenith Corporation and First Bankshares decided to merge because of the shared belief that the combination of the two companies would create an institution uniquely positioned to compete with the larger, more established super-regional and national banks, as well as the smaller, locally-managed community banks throughout eastern, central and northern Virginia. The resulting Goodwill effectively represents the synergies expected to be realized through the Merger.

Intangible Assets on the balance sheet as of December 31, 2009 are comprised of Goodwill (calculated above) and the Core Deposit Intangible (referenced above). The Core Deposit Intangible is amortized for book and tax purposes over the expected life of the underlying deposits. Goodwill is not amortized for book or tax purposes. All Intangible Assets are reviewed at least annually for potential impairment.

Income Taxes

The Company computes its income taxes in accordance with the provisions of FASB Accounting Standards Codification (“ASC”) Topic 740, “Accounting for Income Taxes.” Under Topic 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements’ carrying amount of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered in income. Deferred tax assets are reduced by a valuation allowance until it is probable that these tax benefits will be realized.

Comprehensive Income

ASC Topic 220, “Reporting Comprehensive Income,” establishes standards for reporting and presentation of comprehensive income and its components in a full set of general purpose financial statements. Topic 220 was

Xenith Bankshares, Inc. and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

For the years ended December 31, 2009 and 2008

issued to address concerns over the practice of reporting elements of comprehensive income directly in equity. In accordance with the provisions of the Topic 220, the Company has included in the accompanying financial statements comprehensive income resulting from such activities. Comprehensive income consists of the net income and net unrealized gains (losses) on securities available for sale.

These amounts are reported net of the income tax benefit (expense) less any related allowance for realization. Also, accumulated other comprehensive income (loss) is included as a separate disclosure within the Consolidated Statement of Changes in Shareholders’ Equity in the accompanying consolidated financial statements.

Earnings per Share

Earnings per share is computed based on the weighted average number of shares outstanding of 2,364,337 and 2,276,298 for the years ended December 31, 2009 and 2008, respectively. The table on page F-15, “Basic and Dilutive Income per Share,” reflects earnings per share information.

Advertising

The Bank expenses advertising costs when incurred.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, as well as the amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain prior year amounts have been reclassified to conform to the 2009 presentation. These reclassifications have no effect on previously reported net income (loss).

Stock Options

Pro forma information regarding net income and earnings per share have been determined as if the Company had accounted for its stock options using the fair value method, as presented below for the years ended December 31, 2009 and 2008.

The following is a summary of the basic and diluted income (loss) per share calculation for the period of January 1, 2009 through December 22, 2009 and for the year ended December 31, 2008. The loss per share as of the period ended December 22, 2009 does not involve the 94,493 stock options and 563,760 stock warrants, which are potential common stock equivalents, because the effective is anti-dilutive. For the year ended December 31, 2008 the 94,493 stock options are not included as potential common stock equivalents because the exercise price for the stock options was higher than the market price for the Company’s common stock.

Xenith Bankshares, Inc. and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

For the years ended December 31, 2009 and 2008

Basic and Diluted Income per Share

For the period ended December 22, 2009 and for the years ended December 31, 2008 and 2007

	2009	2008	2007
Net income (loss)	$(4,306,961)	$245,138	$606,566
Deduct: Total stock-based compensation cost determined under the fair value method	—	—	—
Add: Forfeitures	—	—	30,866

Pro forma	$(4,306,961)	$245,138	$637,432

Basic and diluted earnings per share	$(1.90)	$0.11	$0.27

Pro forma	$(1.90)	$0.11	$0.28

Basic and diluted earnings per share calculations for the period January 1, 2009 through December 22, 2009 and for the years ended December 31, 2008 are based on the weighted average shares outstanding of 2,276,298 and 2,276,298, respectively. There were 8,700 options were granted in 2009 and no options were granted in 2008.

Xenith Bank [In Organization] at December 31, 2008

Summary of Significant Accounting Policies

Business and Principles of Consolidation

Xenith Bank [In Organization] (“Xenith”), is a bank in organization, headquartered in Richmond, Virginia. Xenith plans to be a Virginia state bank and operate as a full service commercial bank, specifically targeting the financial needs of middle market corporations, emerging growth companies, real estate developers and investors, and the principals of these companies, as well as affluent families. It plans to offer a wide array of financial products and services to its targeted customer base by using a team of experienced bankers with significant experience in the Mid-Atlantic region.

On February 19, 2008, CCB Organizing Group, LLC (“Organizing Group”) was formed for the purpose of forming a Virginia state bank. The Organizing Group was funded primarily through equity contributions by BankCap Partners Fund I, L.P (“BankCap Partners”).

On June 9, 2008, Xenith was incorporated as a Virginia banking corporation in organization with no shareholders. Pursuant to an Assignment, Transfer, and Assumption Agreement dated June 30, 2008, the Organizing Group conveyed to Xenith a full interest in its assets and the assumption of its liabilities. Since Xenith and Organizing Group were entities under common control, this combination was accounted for in a manner similar to a pooling-of-interest in accordance with ASC Topic 805, Business Combinations.

Basis of Financial Statement Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, Management is required to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Xenith Bankshares, Inc. and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

For the years ended December 31, 2009 and 2008

Previously reported amounts in the statement of cash flows have been reclassified. The impact of the change increased net cash used in operating activities and decreased net cash used in investing activities by $1,023,563.

Cash and Cash Equivalents

Cash represents FDIC-insured bank balances. Generally, cash and cash equivalents have maturities of three months or less, and accordingly, the carrying amount of these instruments is deemed to be a reasonable estimate of fair value.

Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets. For leasehold improvements, depreciation is computed using the straight line method over the shorter of the estimated useful life of the improvement or lease term. Major additions and improvements are treated as additions to the asset accounts while maintenance and repairs that do not improve or extend the useful lives of the assets are treated as expenses as incurred. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any gain or loss is reflected in the results of operations for the period.

Operating Leases

Xenith has operating leases for its four office locations. The lease agreements for certain locations contain rent escalation clauses, rent holidays, and leasehold improvement allowances. For scheduled rent escalation clauses during the lease terms or for rental payments commencing at a date other than the date of initial occupancy, Xenith records minimum rental expenses on a straight-line basis over the terms of the leases in occupancy expense.

Xenith has a liability related to the difference between actual payments and the straight-lining of rent of $436,296, of which $372,830 is recorded in Other Liabilities and $63,466 is recorded in Other Current Liabilities as of December 31, 2008. Other Assets represents lease deposits.

Income Taxes

Deferred tax assets and liabilities are recorded for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax benefits, such as net operating loss carryforwards, are recognized to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the assets and liabilities are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

In the event the future tax consequences of differences between the financial reporting bases and the tax bases of Xenith’s assets and liabilities results in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such assets is required. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax asset will not be realized. In assessing the ability to realize the deferred tax assets, Management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies.

Xenith Bankshares, Inc. and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

For the years ended December 31, 2009 and 2008

Note 3—Restrictions of Cash

To comply with Federal Reserve regulations, the Bank is required to maintain certain average cash reserve balances. The daily average cash reserve requirements were $380,970 and $376,470 for the weeks of December 31, 2009 and 2008, respectively.

Note 4—Securities

A summary of the securities available for sale at December 31,2009 and 2008 follow:

Amortized Costs and Fair Values of Securities

As of December 31, 2009 and 2008

	2009
	Amortized Cost	Gross Unrealized		Fair Value
		Gains	(Losses)
U.S. agencies	$17,700,601	$116,508	$(6,667)	$17,810,442
Mortgage-backed securities
- Fixed rate	4,983,564	37,086	(20,540)	5,000,110
- Variable rate	7,102,185	64,279	(6,174)	7,160,290
Municipals
- Taxable	2,111,980	—	(38,700)	2,073,280
- Tax exempt	535,600	—	(985)	534,615
Other securities	4,262,500	5,500	—	4,268,000

Total securities	$36,696,430	$223,373	$(73,066)	$36,846,737

	2008
	Amortized Cost	Gross Unrealized		Fair Value
		Gains	(Losses)
U.S. agencies	$23,658,025	$302,600	$—	$23,960,625
Mortgage-backed securities
- Fixed rate	15,801,604	483,359	—	16,284,963
- Variable rate	9,153,315	24,639	(184,528)	8,993,426
Municipals
- Tax exempt	525,933	—	(5,198)	520,735
Other securities	4,539,565	—	(886,603)	3,652,962

Total securities	$53,678,442	$810,598	$(1,076,329)	$53,412,711

The fair values of securities at December 31, 2009 and 2008, by contractual maturity, are shown below. Expected maturities of mortgage-backed securities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalty.

Xenith Bankshares, Inc. and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

For the years ended December 31, 2009 and 2008

Securities by Contractual Maturity

	December 31, 2009
	Within 1 year	After 1 year through 5 years	After 5 years through 10 years	Over 10 years	Total
Available for sale, at fair value:
U.S. agencies	$—	$—	$—	$17,810,442	$17,810,442
Mortgage-backed
- Fixed rate	—	—	—	5,000,110	5,000,110
- Variable rate	—	—	—	7,160,290	7,160,290
Municipals
- Taxable	—	—	2,073,280	—	2,073,280
- Tax exempt	—	—	—	534,615	534,615
Other securities	—	—	—	4,268,000	4,268,000

Total securities	$—	$—	$2,073,280	$34,773,457	$36,846,737

	December 31, 2008
	Within 1 year	After 1 year through 5 years	After 5 years through 10 years	Over 10 years	Total
Available for sale, at fair value:
U.S. agencies	$—	$—	$—	$23,960,625	$23,960,625
Mortgage-backed
- Fixed rate	—	—	—	16,284,963	16,284,963
- Variable rate	—	—	—	8,993,426	8,993,426
Municipals
- Tax exempt	—	—	—	520,735	520,735
Other securities	—	—	—	3,652,962	3,652,962

Total securities	$—	$—	$—	$53,412,711	$53,412,711

The unrealized gain positions on securities at December 31, 2009 were directly related to interest rate movements, as there is minimal credit risk exposure in these investments. Investment securities with unrealized losses have interest rates that are less than the current interest rate environment and not a result of credit impairment. All securities are investment grade. Management does not consider the unrealized losses to be other than temporary based on volatility of the securities market price. The securities portfolio reflects unrealized losses of $73,066 and includes individual securities with unrealized losses ranging from $1 to $38,700.

Securities were pledged as collateral for Federal Home Loan Bank borrowings and public deposits in 2009 and 2008. The amortized costs of these securities were $20,556,854 and $30,024,948 and the fair values of these pledged securities were $20,664,121 and $30,138,981 as of December 31, 2009 and 2008, respectively.

Xenith Bankshares, Inc. and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

For the years ended December 31, 2009 and 2008

Note 5—Loans and Allowance for Loan Losses

Loans at December 31, 2009 and 2008 are summarized as follows:

Loan Portfolio

As of December 31, 2009 and 2008

	2009			2008
	Amount		Percent of Total	Amount		Percent of Total
Commercial
- Real estate	$34,978,917	[1]	34.28%	$40,325,987	[2]	34.39%
- Other	43,467,134		42.59%	46,801,108		39.92%
Residential real estate
- Land and construction	1,475,005		1.45%	1,844,873		1.57%
- Mortgage, 1-4 family	20,586,270		20.17%	25,921,293		22.11%
Installment loans to individuals	1,523,660		1.49%	2,343,175		2.00%
Overdrafts	18,711		0.02%	10,859		0.01%

Total loans	102,049,697		100.00%	117,247,295		100.00%
Unearned income	—			—

Total loans, net of unearned income	102,049,697			117,247,295
Less: Allowance for loan losses	—			1,687,284

Total loans, net of allowance for loan losses	$102,049,697			$115,560,011

[1]	As of December 31, 2009, 30% of commercial real estate loans were secured by hotels, 18% were secured by commercial land 10% secured by land development, 9% were secured by condos and condo construction, 1% were secured by residential land and construction and 32% were secured by other collateral.
[2]	As of December 31, 2008, 30% of commercial real estate loans were secured by hotels, 24% were secured by commercial land development and construction, 11% were secured by condos and condo construction, 10% were secured by residential land and construction, 9% were secured by land development, and 16% were secured by other collateral.

Xenith Bankshares, Inc. and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

For the years ended December 31, 2009 and 2008

The activity in the Allowance for Loan Losses for 2009 and 2008 is summarized as follows:

Analysis of the Allowance for Loan Losses

For the years ended December 31, 2009 and 2008

	2009	2008
Balance at beginning of period	$1,687,283	$941,820
Charge-offs:
Commercial
- Real estate	133,267	—
- Other	187,065	79,032
Real estate
- Residential land	—	—
- Residential construction	—	—
- Mortgage, 1-4 family	214,352	—
Installment loans to individuals	4,953	10,660

Total charge-offs	539,637	89,692

Recoveries:
Commercial
- Real estate	18,954	—
- Other	31,644	6,311
Real estate
- Residential land
- Residential construction
- Mortgage, 1-4 family
Installment loans to individuals	1,110	188

Total recoveries	51,708	6,499

Net charge-offs	487,929	83,193

Allowance, net of charge-offs and recoveries	1,199,354	858,627
Additions to the allowance for loan losses	5,500,646	828,656

Allowance after additions	6,700,000	1,687,283
Acquisition accounting adjustment	(6,700,000)	—

Balance at end of period	$—	$1,687,283

Ratio of net charge-offs during the period to average loans outstanding during the period	0.43%	0.07%

Xenith Bankshares, Inc. and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

For the years ended December 31, 2009 and 2008

Note 6—Related Parties

Both the Company’s and the Bank’s officers and directors and their related interests have various types of loan relationships with the Bank. At December 31, 2009 and 2008, the total of these related-party loans were $1,832,671 and $5,971,006. New loans to officers and directors in 2009 and 2008 totaled $653,500 and $4,319,746 and repayments in 2009 and 2008 amounted to $4,115,667 and $882,748, respectively. Such transactions were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features.

Deposits of officers and directors as of December 31, 2009 and 2008 represent $1,289,546 and $730,924, respectively.

Xenith Bank [In Organization] as of December 31, 2008

Xenith entered into a licensing and administrative support agreement with an affiliate of BankCap Partners, BankCap Partners GP, L.P. (“Licensor”), to a) use and otherwise access intellectual property the Licensor currently licenses from an unaffiliated third party and b) obtain administrative support services to facilitate the commencement of Xenith operations. The Licensor will receive a total fee of $600,000 in consideration for such licensing and administrative support services, which fee will be payable by Xenith in one lump sum if, and only if, Xenith receives all required regulatory approvals and successfully opens for business. As such, no accrual has been made for this amount as of the balance sheet date.

BankCap Partners has also agreed to incur direct expenses on behalf of Xenith, which may include but are not limited to legal, professional, recruiting and travel expenses. Xenith will reimburse BankCap Partners for these expenses up to a limit of $150,000 after Xenith’s opening for business. The amount of these expenses which has been accrued at December 31, 2008, is $66,443.

Note 7—Premises, Equipment, and Depreciation

Property, equipment, and depreciation at December 31, 2009 and 2008 are summarized as follows:

Property, Equipment, and Depreciation

As of December 31, 2009 and 2008

	2009	2008
Land	$1,139,500	$1,139,500
Building and leasehold improvements	4,053,613	3,997,643
Equipment, furniture, and fixtures	2,306,427	1,406,588
Vehicles	12,593	121,603

Total property and equipment	7,512,133	6,665,334
Less: Accumulated depreciation	(531,444)	(1,097,678)

Net property and equipment	$6,980,689	$5,567,656

Depreciation expense for the years ended December 31, 2009 and 2008 was $338,000 and $344,019, respectively.

Xenith Bankshares, Inc. and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

For the years ended December 31, 2009 and 2008

Xenith Bank [In Organization] as of December 31, 2008

A summary of premises and equipments and their useful lives as of December 31, 2008 is as follows:

	Useful Life	2008
Leasehold Improvements	5 years	$841,740
Equipment and Furniture	1-10 years	1,280,330

Premises and Equipment		2,122,070
Less Accumulated Depreciation		(24,063)

Net Premises and Equipment		$2,098,007

Depreciation expense was $24,063 in 2008.

Note 8—Deposits

A summary of deposit accounts at December 31, 2009 and 2008 follows:

Deposit Accounts

As of December 31, 2009 and 2008

	2009	2008
Noninterest-bearing demand deposits	$14,646,206	$14,154,006
Interest-bearing:
NOW Accounts	7,670,269	6,537,331
Savings and money market accounts	3,295,930	2,950,405
Time deposits of $100,000 or more	37,127,448	23,435,862
Other time deposits	51,407,781	83,207,033

Total deposit accounts	$114,147,634	$130,284,637

At December 31, 2009 maturities of time deposits are scheduled as follows:

Maturities of Time Deposits

As of December 31, 2009

Year	Balance
2010	$57,511,800
2011	16,452,716
2012	10,254,039
2013	554,292
2014	1,374,937

Total	$86,147,784

Xenith Bankshares, Inc. and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

For the years ended December 31, 2009 and 2008

Maturities of Large Denomination Time Deposits [1][2]

As of December 31, 2009

	Within 3 Months	3-6 Months	6-12 Months	Over 12 Months	Total	Percent of Total Deposits
Time deposits	$2,310,667	$7,557,476	$11,891,347	$15,367,958	$37,127,448	32.53%

[1]	Time deposits issued in denominations of $100,000 or greater
[2]	Includes some brokered deposits

Note 9—Income Taxes

The Company reported a loss before income taxes of $6,400,244 and income before income taxes of $362,438 for the years ending December 31, 2009 and 2008, respectively. An income tax benefit of $131,400 and income tax expense of $117,300 were recorded in 2009 and 2008, respectively.

Income Tax Expense

For the years ended December 31, 2009 and 2008

	2009	2008
Income (loss) before income tax expense (benefit)	$(6,400,244)	$362,438

At statutory rates	$—	$117,300
Recognition of loss of benefits	(131,400)	—

Net tax expense (benefit)	$(131,400)	$117,300

Current income tax expense	$—	$247,600
Deferred income tax (benefit)	(131,400)	(130,300)

Net tax expense (benefit)	$(131,400)	$117,300

Xenith Bankshares, Inc. and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

For the years ended December 31, 2009 and 2008

The tax effects of timing differences between taxable income and income for financial reporting purposes result in deferred tax assets and liabilities as presented below:

Deferred Tax Assets and Liabilities

For the years ended December 31, 2009 and 2008

	2009	2008
Deferred tax assets
Allowance for loan losses	$1,704,300	$574,000
Unrealized losses on available-for-sale securities	—	90,000
Accrued sick leave	44,600	—
Net operating loss carryforward	5,479,000	—

Gross deferred tax assets	7,227,900	664,000

Deferred tax liabilities
Depreciation	192,600	206,200
Unearned loan costs in excess of loan fees	40,000	54,300
Unrealized gains on available-for-sale securities	35,000	—
Vaulation allowance	3,280,900	—

Gross deferred tax liabilities	3,548,500	260,500

Net deferred tax asset	$3,679,400	$403,500

Xenith Bank [In Organization] as of December 31, 2008

A full valuation allowance was recorded in 2008, since realization of income tax benefits resulting from losses from Inception was uncertain. Therefore, there is no current or deferred income tax provision.

The income tax benefit is less than that computed by applying the federal statutory rate of 34% in 2008, as indicated in the following analysis (in thousands):

Period from February 19, 2008 (date of inception) to December 31, 2008
Tax benefit based on federal statutory rate	$1,084,167
State tax benefit, net of federal benefit	115,314
Stock issuance costs	(91,349)
Other	(2,747)
Valuation allowance	(1,105,385)

2008 Income tax benefit	$—

Xenith Bankshares, Inc. and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

For the years ended December 31, 2009 and 2008

The following summarizes the net deferred tax asset which is recorded net of the valuation allowance at December 31, 2008:

2008
Deferred start-up costs	$1,051,091
Deferred lease expenses	45,159
Depreciation	9,135

Total gross deferred tax assets	1,105,385
Valuation allowance	(1,105,385)

Total net deferred tax assets	$—

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Due to the limited history of Xenith and the subjectivity of the timing of Xenith generating taxable income, Xenith’s valuation allowance totaled $1,105,385 at December 31, 2008.

Xenith’s and Organization Group’s 2008 income tax returns are subject to examination by both U.S. federal and state jurisdictions.

Note 10—Stock Option Plans

In May 2003, the shareholders of the Bank adopted the 2003 Stock Incentive Plan for directors, officers, and employees. The Board of Directors authorized 137,500 options with an exercise price of $7.27 per share, the fair market price on the date of grant. Options totaling 66,825 shares vested immediately upon grant by the Board. On January 22, 2004, the Board granted 1,375 options, immediately vesting upon grant at an exercise price and fair market value of $9.69 per share. On November 18, 2004, the Board of Directors granted options totaling 58,520 shares which vested immediately upon grant by the Board of Directors. The options were granted at an exercise price of $8.36 on the date of grant which was also the fair market price on the date of the grant. The stock options for two Directors and one employee were forfeited during 2005 due to their resignation. The stock options for seven individuals were forfeited during 2007 due to their resignations. In addition, one Director exercised options during 2007. Stock options prices and shares are reflective of a 5-for-4 stock split in 2004 and an 11-for-10 stock split in 2006.

In connection with the Merger, Xenith Bankshares assumed the Xenith Corporation 2009 Stock Incentive Plan, which was subsequently amended and restated to become the Amended and Restated Xenith Bankshares, Inc. 2009 Stock Incentive Plan (the “2009 Plan”). An aggregate of 258,000 options to purchase shares of Xenith Corporation common stock outstanding at the effective time of the Merger, which had been granted under the Xenith Corporation 2009 Stock Incentive Plan, were converted into an aggregate of 224,460 options to purchase shares of Xenith Corporation common stock based on the Exchange Ratio at an exercise price of $11.49 per share. On December 22, 2009, the Compensation and Governance Committee of the Board of Directors, pursuant to authority delegated to it by the Board of Directors, granted an aggregate of 8,700 options to purchase shares of Xenith Bankshares common stock at an exercise price of $11.49 per share. These options have a 10-year term and will vest in three equal installments on each anniversary of the completion of the Merger.

Xenith Bankshares, Inc. and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

For the years ended December 31, 2009 and 2008

Stock splits are reflected in the following table:

	Shares Available for Grant	Shares Vested and Exercisable
Balance at January 27, 2003	—	—
Authorized May 8, 2003	137,500	—
Granted and vested July 24, 2003	(66,825)	66,825

Balance at December 31, 2003	70,675	66,825

Granted and vested January 22, 2004	(1,375)	1,375
Granted and vested November 18, 2004	(58,520)	58,520

Balance at December 31, 2004	10,780	126,720

Expired May 10, 2005	9,020	(9,020)
Expired October 19, 2005	6,270	(6,270)
Expired December 14, 2005	550	(550)

Balance at December 31, 2005	26,620	110,880

Granted or expired in 2006	—	—

Balance at December 31, 2006	26,620	110,880

Expired January 15, 2007	274	(274)
Expired May 28, 2007	6,518	(6,518)
Expired July 30, 2007	137	(137)
Expired August 10, 2007	3,520	(3,520)
Expired October 23, 2007	219	(219)
Expired November 30, 2007	219	(219)
Exercised August 10, 2007	—	(5,500)

Balance at December 31, 2007	37,507	94,493

Granted or expired in 2008	—	—

Balance at December 31, 2008	37,507	94,493

Authorized December 22, 2009	1,043,391	—
Granted in 2009	233,160	—

Expired in 2009	—	—

Balance at December 31, 2009	847,738	94,493

Xenith Bankshares, Inc. and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

For the years ended December 31, 2009 and 2008

The following summarizes information concerning currently outstanding and exercisable options:

Stock Options Exercisable

As of December 31, 2009

Exercise Price	Options Remaining Granted/ Outstanding	Contractual Life (Years)	Options Vested
$7.27	49,226	3.5	49,226
9.69	1,375	4	1,375
8.36	43,892	5	43,892

	94,493		94,493

In accordance with SFAS No. 123(R), “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—An Amendment of FASB Statement No. 123(R),” and included in the FASB codification under ASC Topic 718, the Company has adopted the disclosure-only option and elected to apply the provisions of APB No. 25 for financial statement purposes. No stock-based employee compensation cost is reflected in net income for these plans.

Note 11—Warrants

An aggregate of 648,000 warrants to purchase shares of Xenith Corporation’s common stock outstanding at the effective time of the Merger were converted into an aggregate of 563,760 warrants to purchase shares of Xenith Bankshares common stock based on the Exchange Ratio at an exercise price of $11.49 per share. These warrants are exercisable immediately and expire on May 8, 2019.

Note 12—401(k) Plan

The Company sponsors two 401(k) defined contribution plan and may elect to contribute a matching contribution to the plans in an amount up to 50% of the first 6% of the elective contributions made by participants. The Company had no expense for the year ended December 31, 2009, compared to expense of $46,585 for the year ended December 31, 2008.

Note 13—Shareholders’ Equity

Under Virginia law, no dividend may be declared or paid out of a Virginia charter bank’s paid-in capital. Xenith Bankshares, as the holding company for Xenith Bank, may be prohibited under Virginia law from the payment of dividends if the Virginia Bureau of Financial Institutions determines that a limitation of dividends is in the public interest and is necessary to ensure our financial soundness; however, we may also be permitted the payment of dividends not otherwise allowed by Virginia law. The Company had negative retained earnings in 2009 of $9,457,569 and positive retained earnings in 2008 of $662,458.

Xenith Bank [In Organization] as of December 31, 2008

In March 2008, three organizers contributed $100 each to form the Organization Group with an initial capitalization of $300. On June 1, 2008, Xenith executed a Memorandum of Understanding with BankCap Partners, in which BankCap Partners committed to fund up to $5,000,000 of organizational, pre-opening and

Xenith Bankshares, Inc. and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

For the years ended December 31, 2009 and 2008

other expenses related to the filing of regulatory applications, leasing of office space, the retention of key officers and preparing to commence the operations of Xenith. As of December 31, 2008, BankCap Partners had contributed $4,295,100, which is classified as Contributed Capital on the balance sheet. This Contributed Capital will ultimately be converted to shares in Xenith; additionally, BankCap will also receive warrants for its “at risk” funding of Xenith’s start-up expenses. BankCap Partners has committed to contribute approximately $30,600,000 of additional equity upon the commencement of operations of Xenith.

Note 14—Regulatory Matters

We are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on our financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, we must meet specific capital guidelines that involve quantitative measures of the Company’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Our capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors. Quantitative measures established by regulation to ensure capital adequacy require us to maintain minimum amounts and ratios (set forth in the table below) of total capital and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined).

Management believes that we meet all capital adequacy requirements to which we are subject at December 31, 2009 and 2008.

The Company is considered to be well-capitalized under the regulatory definition of a well-capitalized bank. To be categorized as well-capitalized, the Company must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed our category.

The Bank’s actual regulatory capital amounts and ratios for December 31, 2009 and 2008 are also presented in the table below. Dollar amounts are in thousands.

Regulatory Capital Amounts and Ratios

As of December 31, 2009 and 2008

(dollars in thousands)

	2009 Actual		For Capital Adequacy		To Be Well Capitalized
	Capital	Ratio	Capital	Ratio	Capital	Ratio
Tier 1 leverage	$43,334	26.75%	$6,480	> 4.0%	$8,100	> 5.0%
Tier 1 risk-based	43,334	36.68%	4,726	> 4.0%	7,088	> 6.0%
Total risk-based	43,334	36.68%	9,451	> 8.0%	11,814	> 10.0%

	2008 Actual		For Capital Adequacy		To Be Well Capitalized
	Capital	Ratio	Capital	Ratio	Capital	Ratio
Tier 1 leverage	$16,884	9.33%	$7,239	> 4.0%	$9,049	> 5.0%
Tier 1 risk-based	16,884	13.65%	4,925	> 4.0%	7,387	> 6.0%
Total risk-based	18,571	15.02%	9,849	> 8.0%	12,311	> 10.0%

Xenith Bankshares, Inc. and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

For the years ended December 31, 2009 and 2008

Note 15—Commitments and Contingencies

In the normal course of business, there are outstanding off-balance sheet commitments related to extension of credit which are not reflected in the financial statements. These commitments represent no more than the normal lending risk that we commit to our borrowers. If these commitments are drawn, we will obtain collateral as deemed necessary based on management’s credit evaluation of the borrower.

Management believes that these commitments can be funded through normal operations.

Off-Balance Sheet Commitments

As of December 31, 2009 and 2008

	2009	2008
Construction loans
- Residential	$—	$361,810
- Commercial	2,924,801	6,327,551
Commercial lines of credit	4,691,773	4,360,803
Home equity lines of credit	6,069,903	5,183,174
Consumer and overdraft protection	107,678	707,149
Letters of credit	0	123,550

Total commitments	$13,794,156	$17,064,037

Under non-cancelable leases, the Company leased four banking facilities. The lease terms are as follows:

Office Location	Owned or Leased	Lease Terms
One James Center (Headquarters)	Leased	Initial term of 62 months with two options to extend for a three year period each
901 E. Cary Street, Suite 1700
Richmond, VA 23219

Boulders (Operations Center)	Leased	Initial term of 65 months with two options to extend for a three year period each
1011 Boulder Spring Drive, Suite 410
Richmond, VA 23225

McLean Office	Leased	Intial term of 87 months with one option to extend for a three year period
800 Greensboro Drive, Suite 1400
McLean, VA 22102

Plaza Branch	Leased	Initial term of five years with an automatice five-year renewal
1000 N. Main Street
Suffolk, VA 23434

Rental expense under operating leases for banking facilities was $707,243 and $695,740 for the years ended December 31, 2009 and 2008, respectively.

Xenith Bankshares, Inc. and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

For the years ended December 31, 2009 and 2008

The current minimum annual commitments under non-cancelable leases in effect at December 31, 2009 are as follows:

Minimum Lease Commitments

As of December 31, 2009

Year	Commitment
2010	$858,644
2011	875,985
2012	893,742
2013	911,913
2014	332,248

Total lease commitments	$3,872,532

Xenith Bank [In Organization] as of December 31, 2008

Xenith leases four offices in Virginia. At December 31, 2008, minimum operating lease commitments are summarized as follows:

2009	$563,253
2010	789,513
2011	806,852
2012	824,612
2013	842,774
Thereafter	644,318

Total minimum lease payments	$4,471,322

Rent expense for the year ended December 31, 2008 was $163,491.

Xenith is subject to certain claims and legal actions arising in the ordinary course of business. As of December 31, 2008, management has no knowledge of any pending claims or legal actions against Xenith.

Note 16—Concentration of Credit Risk

The Bank has a diversified loan portfolio consisting of commercial, real estate, and consumer (installment) loans. Our customers are primarily residents of or operate business ventures in our market area. At December 31, 2009, loans for commercial and business purposes, including working capital and equipment, represented $85,373,187, or 77.86% of total loans, while loans secured by residential real estate located beyond or within our immediate market represented $22,661,679, or 20.66% of total loans. Therefore, a major factor in determining debtors’ ability to honor contracts, as well as the Bank’s ability to realize the value of any underlying collateral, is influenced by economic conditions in these market areas.

The Bank has purchased loans from other banks (participation loans) that include hotel loans. Hotel loans are identified as a concentration of credit as it relates to the percentage of total outstanding loans. Hotel loans at December 31, 2009 represented $16,157,571, or 15.83% of the loan portfolio.

Xenith Bankshares, Inc. and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

For the years ended December 31, 2009 and 2008

The Bank maintains its cash balances with several financial institutions. As of October 2009, these accounts are insured by the FDIC up to $250,000. At December 31, 2009 and 2008, the Bank had $724 and $856, respectively, of uninsured funds in these financial institutions.

Note 17—Supplemental Cash Flow Information

The Bank paid $4,663,242 and $5,578,074 in interest for the years ended December 31, 2009 and 2008. For the years ended December 31, 2009 and 2008, the Company paid Federal income taxes of $284,407 and $435,000, respectively.

Note 18—Disclosures about Fair Value of Financial Instruments

ASC Topic 825, “Disclosures about Fair Value of Financial Instruments,” requires the Company to disclose estimated fair values of its financial instruments.

Accrued Interest

The carrying amounts of accrued interest approximate fair value.

Deposits

The balance of demand deposits, NOW accounts, and money market and savings deposits reflects the fair value payable on demand to the accountholder. Management believes the purchase of an independent evaluation software model to determine the fair value estimates of fixed-maturity time deposits and certificates of deposit is not cost effective at this time.

Commitments to Extend Credit and Standby Letters of Credit

The only amounts recorded for commitments to extend credit and standby letters of credit are the deferred fees arising from these unrecognized financial instruments. These deferred fees are not deemed significant at December 31, 2009 and 2008 and as such, the related fair values have not been estimated.

Xenith Bankshares, Inc. and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

For the years ended December 31, 2009 and 2008

The carrying amounts and approximate fair values of the Company’s financial instruments are as follows at December 31, 2009 and 2008:

Fair Values of Financial Instruments

	December 31, 2009		December 31, 2008
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial Assets
Cash and cash equivalents	$35,203,187	$35,203,187	$4,541,961	$4,541,961
Federal funds sold	—	—	651,000	651,000
Securities available for sale	36,846,737	36,846,737	53,412,711	53,412,711
Other investments	2,278,752	2,278,752	2,483,500	2,483,500
Loans	102,049,697	102,049,697	117,247,295	117,247,295
Accrued interest receivable	976,908	976,908	1,171,615	1,171,615

Total financial assets	$177,355,281	$177,355,281	$179,508,082	$179,508,082

Financial Liabilities
Federal funds purchased	$1,552,000	$1,552,000	$—	$—
Other borrowed funds
- Short-term borrowings	4,708,151	4,708,151	16,010,972	16,010,972
- Long-term borrowings	25,000,000	25,000,000	20,000,000	20,000,000
Deposits	114,147,634	114,147,634	130,284,637	130,284,637
Accrued interest payable	505,297	505,297	891,697	891,697

Total financial liabilities	$145,913,082	$145,913,082	$167,187,306	$167,187,306

Fair value estimates are made at a specific point in time and based on relevant market information, as well as information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company’s entire holdings of a particular financial instrument. Fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets that are not considered financial assets include deferred tax assets, premises and equipment, and other real estate owned. In addition, the tax ramifications related to the realization of unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

Xenith Bankshares, Inc. and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

For the years ended December 31, 2009 and 2008

Note 19—Financial Statements of Parent Company

The following balance sheets reflect the assets, liabilities, and shareholders’ equity of Xenith Bankshares, Inc. and First Bankshares, Inc. for 2009 and 2008, respectively. Xenith Bankshares, Inc. is the parent company of Xenith Bank for the year ended December 31, 2009 and First Bankshares, Inc. was the parent company of SuffolkFirst Bank for year ended December 31, 2008. No income or expense was recognized for years ended 2009 and 2008.

Xenith Bankshares, Inc.

(Parent Company Only)

Balance Sheet

As of December 31,

	2009	2008
Assets
Investment in subsidiary	$54,072,033	$16,709,846

Total assets	$54,072,033	$16,709,846

Liabilities and Shareholders’ Equity
Shareholders’ equity
Preferred stock, $1.00 par value, 25,000,000 shares authorized; -0- issued and outstanding Common stock, $1.00 par value; 100,000,000 and $3.20 par value, 10,000,000 shares authorized as of December 31, 2009 and 2008, 5,846,928 and 2,276,298 issued and outstanding as of December 31, 2009 and 2008, respectively	$5,846,928	$7,284,154
Additional paid-in capital	57,614,520	8,938,444
Retained earnings	(9,457,569)	662,458
Accumulated other comprehensive income (loss), net	68,154	(175,210)

Total shareholders’ equity	$54,072,033	$16,709,846

Note 20—Disclosures about Fair Value of Assets and Liabilities

The Company measures fair value pursuant with ASC Topic 820 “Fair Value Measurements and Disclosures”, which provides a framework for measuring fair value under accounting principles generally accepted in the United States of America. The topic defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The topic also addresses the valuation techniques used to measure fair value. These valuation techniques include the market approach, income approach and cost approach. The market approach uses prices or relevant information generated by market transactions that are identical to or comparable with assets or liabilities being valued. The income approach involves converting future amounts based on current market expectations about those future amounts to a single present amount. The cost approach is based on the amount that currently would be required to replace the service capacity of an asset.

ASC Topic 820 of the Codification establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The reported fair value of a financial instrument is categorized within the fair

Xenith Bankshares, Inc. and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

For the years ended December 31, 2009 and 2008

value hierarchy based upon the lowest level of input that is significant to the instrument’s fair value measurement. The three levels within the fair value hierarchy consist of the following:

Fair Value of Financial Assets

As of December 31, 2009

		Fair Value Measurements Using
	Balance	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Available-for-sale securities	$36,846,737	$—	$36,846,737	$—
Impaired loans	4,557,471	—	—	4,557,471
Other real estate owned	463,700	—	—	463,700

Level 1	Quoted prices in active markets for identical assets or liabilities.

Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in active markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying balance sheet, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Available-for-Sale Securities

Securities are classified within Level 1 of the valuation hierarchy where quoted market prices are available in an active market. Level 1 securities include highly liquid government bonds, mortgage products, and exchange-traded equities. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows. Level 2 securities include U.S. agency securities; mortgage-backed agency securities; obligations of states and political subdivisions; and certain corporate, asset-backed, and other securities. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy. Currently, all of the Company’s securities are considered to be Level 2 securities. Following is a description of the valuation methodologies used for instruments measured at fair value on a non-recurring basis and recognized in the accompanying balance sheet, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Impaired Loans

Loan impairment is reported when full payment under the loan terms is not expected. Impaired loans are carried at the present value of estimated future cash flows using the loan’s existing rate or the fair value of collateral if the loan is collateral dependent. A portion of the Allowance for Loan Losses is allocated to impaired loans if the value of such loans is deemed to be less than the unpaid balance. If these allocations cause the Allowance for Loan Losses to increase, such increases are reported as a component of the provision for loan

Xenith Bankshares, Inc. and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

For the years ended December 31, 2009 and 2008

losses. Loan losses are charged against the Allowance for Loan Losses when Management believes the uncollectability of a loan is confirmed. At December 31, 2009, the Bank had $7,710,500 of impaired loans, or 7.54% of total loans, compared to $676,566 in impaired loans, or 0.58% of total loans, at December 31, 2008. It is the opinion of management that the Allowance for Loan Losses is adequate to absorb any loss related to these loans. The valuation would be considered Level 3.

Note 21—Recent Accounting Pronouncements

On July 1, 2009, the Financial Accounting Standards Board (“FASB”) issued the FASB Accounting Standards CodificationTM (the “Codification”) to become the single official source of authoritative, nongovernmental U.S. Generally Accepted Accounting Principles (“GAAP”), except for rules and interpretive releases of the SEC, which are also sources of authoritative GAAP for SEC registrants. The Codification is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Codification did not change GAAP but reorganizes the literature using a consistent structure organized by topic, subtopic, section and paragraph, each of which is identified by a numerical designation. As the Codification was not intended to change or alter existing GAAP, it did not impact the consolidated financial statements. However, the Company ceased using prior GAAP references and is using the new Codification when referring to GAAP in these Notes to Consolidated Financial Statements.

New accounting guidance issued after the effective date of the Codification will be issued in the form of Accounting Standards Updates (“ASUs”). ASUs will not be considered authoritative in their own right, but instead will serve to update the Codification.

In September 2009, the FASB issued ASU 2009-12, Fair Values and Measurements Topic—Investments in Certain Entities that Calculate Net Asset Value per Share (or its Equivalent) (“ASU 2009-12”), which provides additional guidance on how the fair value of alternative investments such as private equity investments should be estimated and requires additional disclosures of the investment’s attributes. Under the updated guidance, the fair value of investments within its scope can be determined using the investment’s net asset value per share or its equivalent. The Company elected to early adopt ASU 2009-12 as of September 30, 2009, as permitted. The impact of adoption was not significant. See Note 18—Disclosures about Fair Value of Financial Instruments for more information regarding the attributes of the Company’s private equity investments.

In June 2009, the FASB issued Statement of Financial Accounting Standard (SFAS) No. 166, Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140 and SFAS No. 167, Amendments to FASB Interpretation No. 46(R), which were subsequently codified by ASU 2009-16 in the Transfers and Servicing Topic and by ASU 2009-17 in the Consolidations Topic. Changes to the Transfers and Servicing Topic eliminate the concept of a QSPE, change the requirements for derecognizing financial assets, and require additional disclosures regarding an entity’s continuing involvement in and exposure to risks related to transferred financial assets. The changes to the Consolidations Topic replace the quantitative approach previously required for determining which enterprise should consolidate a variable interest entity with a consolidation approach focused on which enterprise has the power to direct the activities of a variable interest entity and the obligation to absorb losses of the entity or the right to receive benefits from the entity. The updated Consolidations Topic also requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity, and eliminates an exception indicating that a troubled debt restructuring, as defined by the Debt Topic of the Codification, is not an event that required reconsideration of whether an entity is a variable interest entity and whether an enterprise is the primary beneficiary of a variable interest entity. The changes to the Transfers and Servicing Topic and the Consolidations Topic are effective for the Company on January 1, 2010.

Xenith Bankshares, Inc. and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

For the years ended December 31, 2009 and 2008

In February 2010, the FASB issued Accounting Standards Update, The Consolidation Topic, Amendments to Statement 167 for Certain Investment Funds, that would defer the effective date of ASU 2009-17 for certain entities and provide for other amendments to The Consolidation Topic.

The adoption of ASU 2009-16 and ASU 2009-17, including its amendment, did not have a material impact on the financial statements and related disclosures.

In May 2009, the FASB issued the Subsequent Events Topic of the Codification, which sets forth general standards for potential recognition or disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This topic became effective in the second quarter of 2009 and did not have a material impact on the consolidated financial statements.

In April 2009, the FASB issued additional application guidance and required enhanced disclosures regarding fair value measurements and impairments of investment securities. Additional application guidance included in the Fair Value Measurements and Disclosures Topic of the Codification relates to estimating fair value, when the volume and level of activity for the asset or liability have decreased significantly and for identifying circumstances that indicate a transaction is not orderly. Application guidance included in the Investments—Debt and Equity Securities Topic of the Codification amended previous other-than-temporary impairment guidance in GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. No amendments were made related to the recognition and measurement guidance related to other-than-temporary impairments of equity securities. As permitted, the Company elected to early adopt this application guidance as of January 1, 2009. This topic did not have a material impact on the consolidated financial statements.

Enhanced disclosures related to the Financial Instruments Topic of the Codification require disclosures about the fair value of financial instruments in interim reporting periods of publicly traded companies as well as in annual financial statements. These disclosure provisions were effective for the Company’s quarter ended June 30, 2009. See Note 18—Disclosures about Fair Value of Financial Instruments for information regarding the fair value of financial instruments.

On January 1, 2009, the Company adopted updated accounting and reporting guidance under the Consolidation Topic of the Codification for ownership interests in consolidated subsidiaries held by parties other than the parent, previously known as minority interests and now known as noncontrolling interests, including the accounting treatment upon the deconsolidation of a subsidiary. The updated accounting and reporting guidance clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as a separate component within total equity in the consolidated financial statements. Additionally, consolidated net income is now reported with separate disclosure of the amounts attributable to the parent and to the noncontrolling interests. This topic did not have a material impact on the consolidated financial statements.

Xenith Bankshares, Inc. and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

For the years ended December 31, 2009 and 2008

Note 22—Short Term Borrowings

At December 31, 2009 and 2008, the Bank had federal funds purchased of $1,552,000 and $0 and short term FHLB borrowings of $4,700,000 and $16,000,000, respectively. Interest on federal funds purchased is paid on a daily basis. Interest only is payable on a monthly basis on FHLB borrowings until their maturity. The following table summarizes federal funds purchased and FHLB borrowings for the years ended December 31, 2009 and 2008:

Short Term Borrowings

	For the years ended December 31,
	2009				2008
	Year End Balance	Highest Month End Balance	Average Balance	Weighted Average Rate	Year End Balance	Highest Month End Balance	Average Balance	Weighted Average Rate
Federal funds purchased	$1,552,000	$2,526,000	$518,841	0.79%	$—	$2,270,000	$374,164	2.76%
Other borrowings	4,700,000	12,000,000	3,472,329	0.53%	16,000,000	21,000,000	11,006,284	3.77%

Total short-term borrowings	$6,252,000	$14,526,000	$3,991,170	0.57%	$16,000,000	$23,270,000	$11,380,448	3.74%

Note 23—Long Term Borrowings

At December 31, 2009 and 2008, the Bank had long term borrowings from the FHLB totaling $25,000,000 and $20,000,000, respectively. Interest is payable on a monthly basis on fixed-rate borrowings and on a quarterly basis on convertible borrowings until maturity. Maturities of FHLB borrowings at December 31, 2009 are as follows:

Long Term Borrowings

As of December 31, 2009

Maturity Date	Type	Interest Rate	Balance
March 4, 2011	Fixed rate	2.07%	$5,000,000
January 25, 2013	Convertible	2.495%	20,000,000

The convertible advance is at a fixed interest rate until January 25, 2010, at which time, if the Bank does not retire the debt, the FHLB has the option to convert to the variable interest rate and spread being offered at that time. The borrowings are collateralized by whole loans and a portion of our pledged securities with a total carrying value of $20,069,250 at December 31, 2009.

Note 24—Subsequent Events

Subsequent events have been evaluated for their potential impact in the financial statements and there have been no significant events identified that require disclosure for this period.

PART I—FINANCIAL INFORMATION

Item 1.	Financial Statements

XENITH BANKSHARES, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2010 AND DECEMBER 31, 2009

(Unaudited)

	September 30, 2010	December 31, 2009
ASSETS
Cash and cash equivalents
Cash and due from banks	$16,550,480	$35,203,187
Federal funds sold	484,000	—

Total cash and cash equivalents	17,034,480	35,203,187

Securities available for sale, at fair value	63,684,899	36,846,737
Loans, net of allowance for loan losses, 2010: $1,230,374; 2009: $0	135,427,951	102,049,697
Bank premises and equipment, net	6,659,211	6,980,689
Other real estate owned	331,981	463,700
Goodwill and other intangible assets, net	14,138,824	14,228,824
Accrued interest receivable	717,819	976,908
Other assets	5,816,185	4,840,961

Total assets	$243,811,350	$201,590,703

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits
Demand and money market	$56,439,156	$22,316,474
Savings	3,341,355	3,295,930
Time	106,131,156	88,535,230

Total deposits	165,911,667	114,147,634

Accrued interest payable	551,041	505,297
Federal funds purchased and borrowed funds	25,000,000	31,260,151
Other liabilities	1,545,685	1,605,588

Total liabilities	193,008,393	147,518,670

Shareholders’ equity
Common stock, $1.00 par value, 100,000,000 shares authorized as of September 30, 2010 and December 31, 2009; 5,846,928 issued and outstanding as of September 30, 2010 and December 31, 2009	5,846,928	5,846,928
Additional paid-in capital	57,794,520	57,614,520
Accumulated deficit	(14,450,270)	(9,457,569)
Accumulated other comprehensive income, net of income tax expense in 2009	1,611,779	68,154

Total shareholders’ equity	50,802,957	54,072,033

Total liabilities and shareholders’ equity	$243,811,350	$201,590,703

See notes to unaudited financial statements.

XENITH BANKSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

(Unaudited)

	(Successor)	(Successor)	(Predecessor)
	Xenith Bankshares, Inc. September 30, 2010	Xenith Corporation September 30, 2009	First Bankshares, Inc. September 30, 2009
Interest income
Interest and fees on loans	$2,371,360	$—	$1,565,481
Interest on securities	530,445	—	580,238
Interest on federal funds sold	6,805	—	594

Total interest income	2,908,610	—	2,146,313

Interest expense
Interest on deposits	220,299	—	704,367
Interest on time certificates of $100,000 and over	208,238	—	219,777
Interest on federal funds purchased and borrowed funds	153,985	—	162,029

Total interest expense	582,522	—	1,086,173

Net interest income	2,326,088	—	1,060,140

Provision for loan losses	740,000	—	930,000

Net interest income after provision for loan losses	1,586,088	—	130,140

Noninterest income
Service charges on deposit accounts	43,741	—	40,097
Gains on sales of investments	922	—	10,139
Other	56,906	—	41,239

Total noninterest income	101,569	—	91,475

Noninterest expense
Compensation and benefits	1,852,046	576,205	644,592
Occupancy	349,623	245,988	150,276
FDIC insurance	72,839	—	53,201
Bank franchise taxes	105,000	—	30,000
Technology	264,378	60,387	41,154
Communications	55,241	32,063	27,025
Insurance	76,538	19,099	10,800
Professional fees	363,116	591,908	502,625
Travel	46,873	9,373	—
Supplies	32,233	4,168	13,129
Other expenses	125,973	14,194	176,672

Total noninterest expense	3,343,860	1,553,385	1,649,474

(Loss) before income tax expense	(1,656,203)	(1,553,385)	(1,427,859)

Income tax expense (benefit)	294,400	—	(485,400)

Net (loss)	(1,950,603)	(1,553,385)	(942,459)

Other comprehensive income, net of income tax expense:
Net unrealized gain on securities available for sale	145,059	—	902,289

Comprehensive (loss)	$(1,805,544)	$(1,553,385)	$(40,170)

Per share data (Basic and Diluted):	$(0.33)	$—	$(0.41)

See notes to unaudited financial statements.

XENITH BANKSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

(Unaudited)

	(Successor)	(Successor)	(Predecessor)
	Xenith Bankshares, Inc. September 30, 2010	Xenith Corporation September 30, 2009	First Bankshares, Inc. September 30, 2009
Interest income
Interest and fees on loans	$5,920,119	$—	$4,877,522
Interest on securities	1,592,566	—	1,884,335
Interest on federal funds sold	29,093	—	2,106

Total interest income	7,541,778	—	6,763,963

Interest expense
Interest on deposits	723,610	—	2,276,070
Interest on time certificates of $100,000 and over	424,434	—	671,055
Interest on federal funds purchased and borrowed funds	457,126	—	462,998

Total interest expense	1,605,170	—	3,410,123

Net interest income	5,936,608	—	3,353,840

Provision for loan losses	1,250,000	—	1,570,000

Net interest income after provision for loan losses	4,686,608	—	1,783,840

Noninterest income
Service charges on deposit accounts	108,142	—	120,200
Gains on sales of investments	107,615	—	232,161
Other	144,759	—	179,914

Total noninterest income	360,516	—	532,275

Noninterest expense
Compensation and benefits	5,449,537	1,931,753	1,701,186
Occupancy	1,031,171	757,094	437,479
FDIC insurance	214,152	—	201,634
Bank franchise taxes	315,000	—	94,000
Technology	995,670	179,888	134,789
Communications	161,829	82,451	77,344
Insurance	195,462	54,275	32,400
Professional fees	961,557	1,004,415	1,306,540
Travel	140,293	39,094	—
Supplies	138,686	24,635	50,181
Other expenses	436,468	39,447	380,880

Total noninterest expense	10,039,825	4,113,052	4,416,433

(Loss) before income tax expense	(4,992,701)	(4,113,052)	(2,100,318)

Income tax (benefit)	—	—	(713,700)

Net (loss)	(4,992,701)	(4,113,052)	(1,386,618)

Other comprehensive income, net of income tax expense:
Net unrealized gain on securities available for sale	1,543,625	—	497,559

Comprehensive (loss) income	$(3,449,076)	$(4,113,052)	$(889,059)

Per share data (Basic and Diluted):	$(0.85)	$—	$(0.61)

See notes to unaudited financial statements.

XENITH BANKSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

(Unaudited)

	(Successor)	(Successor)	(Predecessor)
	Xenith Bankshares, Inc. September 30, 2010	Xenith Corporation September 30, 2009	First Bankshares, Inc. September 30, 2009
Cash flows from operating activities
Net (loss) income	$(4,992,701)	$(4,113,052)	$(1,386,618)
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities
Depreciation and amortization	804,485	361,866	246,138
Net amortization of investment securities	314,583	—	36,592
Accretion of purchase accounting adjustments	(1,805,959)	—	—
Gains on sales of investments	(107,615)	—	(232,161)
Gain (loss) on sale of OREO	5,582	—	—
Stock-based compensation	180,000	205,000	—
Provision for loan losses	1,250,000	—	1,570,000
Change in operating assets and liabilities
Accrued interest receivable	259,089	—	291,165
Deferred tax (benefit) expense	—	—	(586,987)
Other assets	(975,225)	(9,940)	(305,793)
Accrued interest payable	45,744	—	(158,829)
Other liabilities	(58,284)	564,241	508,230

Net cash (used in) provided by operating activities	(5,080,301)	(2,991,885)	(18,263)

Cash flows from investing activities
Proceeds from maturities and calls of available-for-sale securities	38,334,259	—	13,613,516
Purchase of available-for-sale securities	(63,837,424)	—	(3,475,000)
Net proceeds from the sale of OREO	226,066	—	—
Net proceeds from the sale of FHLB stock	—	—	326,150
Net (increase) decrease in loans	(33,732,224)	—	3,768,517
Net purchases of premises and equipment	(392,965)	(1,190,509)	(10,694)

Net cash (used in) provided by investing activities	(59,402,288)	(1,190,509)	14,222,489

Cash flows from financing activities
Net increase (decrease) in demand deposits and savings accounts	34,168,107	—	1,107,524
Net increase (decrease) in time deposits	18,405,926	—	(12,245,720)
Net (decrease) in federal funds purchased and borrowed funds	(6,260,151)	—	(5,480,915)
Capital contributions	—	4,524,100	—

Net cash provided by (used in) financing activities	46,313,882	4,524,100	(16,619,111)

Net (decrease) increase in cash and cash equivalents	(18,168,707)	341,706	(2,414,885)

Cash and cash equivalents
Beginning of period	35,203,187	280,201	5,192,961

End of period	$17,034,480	$621,907	$2,778,076

Supplementary Disclosure of Cash Flow Information
Cash Payments for:
Interest	$2,458,976	$—	$3,568,952

Income Taxes	$—	$—	$219,780

Transfer of loans to foreclosed assets	$99,929	$—	$649,515

See notes to unaudited financial statements.

Xenith Bankshares, Inc. and Subsidiary

Notes to Unaudited Consolidated Financial Statements

September 30, 2010

Note 1. Organization

General

Xenith Bankshares, Inc. (“Xenith Bankshares” or “the Company”) is a bank holding company for Xenith Bank (“the Bank”), a Virginia-based institution headquartered in Richmond, Virginia. The Company, through the Bank, operates five full-service branches: one branch in Tysons Corner, Virginia, one branch in Richmond, Virginia and three branches in Suffolk, Virginia. Xenith Bank presently operates under the trade name SuffolkFirst Bank at its locations in Suffolk, Virginia.

Background

First Bankshares, Inc. (“First Bankshares”) was incorporated in Virginia on March 4, 2008, and was the holding company for SuffolkFirst Bank, a community bank founded in the City of Suffolk, Virginia in 2002.

On December 22, 2009, First Bankshares and Xenith Corporation completed the merger of Xenith Corporation with and into First Bankshares (“the merger”), with First Bankshares being the surviving entity in the merger. The merger was completed in accordance with the terms of an agreement of merger and related plan, dated May 12, 2009 as amended (collectively “the merger agreement”). At the effective time of the merger, First Bankshares amended its articles of incorporation to, among other things, change its name to Xenith Bankshares, Inc. In addition, following the completion of the merger, SuffolkFirst Bank, a wholly-owned subsidiary of the combined company, changed its name to Xenith Bank.

Although the merger was structured as a merger of Xenith Corporation with and into First Bankshares, with First Bankshares being the surviving entity for legal purposes, Xenith Corporation was treated as the acquirer for accounting purposes. Accordingly, the assets and liabilities of First Bankshares were recorded at their fair value on December 22, 2009 in the consolidated financial statements of Xenith Bankshares. The merger was accounted for applying the acquisition method of accounting.

From its inception on February 19, 2008 until the completion of the merger on December 22, 2009, Xenith Corporation (formerly Xenith Bank [In Organization]) had no banking charter, did not engage in any banking business, and had no substantial operations. Accordingly, since Xenith Corporation’s operating activities prior to the merger were insignificant relative to those of First Bankshares, management believes that First Bankshares is the Company’s predecessor. Management reached this conclusion based upon an evaluation of facts and circumstances, including the historical life of First Bankshares, the historical level of operations of First Bankshares, the purchase price paid for First Bankshares and the fact that the combined company’s operations, revenues and expenses after the merger are most similar in all respects to those of First Bankshares’ historical periods.

Accordingly, the consolidated statements of operations and comprehensive income (loss) and cash flows of First Bankshares (the predecessor) for the period ended September 30, 2009 have been presented. No adjustments are needed to the amounts for First Bankshares (the predecessor) to comply with Article 11 of Regulation S-K, as purchase accounting adjustments impacting the statements of operations are deemed to be immaterial or not applicable. Due to the adjustments to the basis of assets and liabilities as a result of applying the acquisition method of accounting, the financial statements of Xenith Bankshares (the successor) and First Bankshares (the predecessor) are not directly comparable.

Xenith Bankshares, Inc. and Subsidiary

Notes to Unaudited Consolidated Financial Statements—(Continued)

September 30, 2010

Note 2. Basis of Presentation

The consolidated financial statements include the accounts of Xenith Bankshares and its wholly-owned subsidiary, Xenith Bank. Xenith Corporation for the three and nine months ended September 30, 2009 represents the operations of the Xenith Corporation prior to the merger. All significant intercompany accounts have been eliminated.

In management’s opinion, the accompanying unaudited consolidated financial statements, which have been prepared in conformity with Generally Accepted Accounting Principles in the United States of America (“GAAP”) for interim period reporting, reflect all adjustments, consisting solely of normal recurring accruals, necessary for a fair presentation of the financial positions at September 30, 2010 and December 31, 2009, the results of operations for the three and nine months ended September 30, 2010 and 2009, and the statements of cash flows for the nine months ended September 30, 2010 and 2009. The results for the interim periods are not necessarily indicative of the results that may be expected for the full year ending December 31, 2010. The unaudited consolidated financial statements and accompanying notes included in this Quarterly Report on Form 10-Q should be read in conjunction with the Company’s consolidated financial statements and the accompanying notes to consolidated financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009. In certain instances, amounts reported in prior periods’ consolidated financial statements have been reclassified to conform to the current presentation. Such reclassifications have no effect on previously reported total assets, liabilities, shareholders’ equity, net income (loss) or cash flows from operations.

Note 3. Business Combinations

On December 22, 2009, First Bankshares and Xenith Corporation completed the merger of Xenith Corporation with and into First Bankshares, with First Bankshares being the surviving entity in the merger.

Pursuant to the terms of the merger agreement, First Bankshares shareholders were entitled to elect to retain their shares of First Bankshares common stock or to receive $9.23 in cash per share for some or all of their shares of First Bankshares common stock, subject to proration in the event the aggregate cash elections exceeded 569,074 shares (or 25% of shares outstanding immediately prior to the effective time of the merger). As of 5:00 p.m., Eastern Time, on October 15, 2009, the deadline for First Bankshares shareholders to elect to receive cash for some or all of their shares of First Bankshares common stock, First Bankshares had received aggregate cash elections with respect to 1,165,311 shares of First Bankshares common stock, representing approximately 51.2% of the shares of First Bankshares common stock outstanding immediately prior to the effective time of the merger.

As a result of aggregate cash elections exceeding 569,074 shares, the cash elections were reduced proportionally and each cash election share that was not converted into the right to receive $9.23 in cash and each share of First Bankshares common stock for which a cash election was not made represented one share of Xenith Bankshares common stock immediately following the effective time of the merger.

Pursuant to the terms of the merger agreement, each share of Xenith Corporation common stock outstanding immediately prior to the effective time of the merger was cancelled and converted automatically into the right to receive 0.8700 shares of Xenith Bankshares common stock (“the exchange ratio”). Based on the exchange ratio, an aggregate of 4,139,704 shares of Xenith Bankshares common stock were issued to the former shareholders of Xenith Corporation in exchange for their shares of Xenith Corporation common stock with fractional shares being cashed out in the merger.

Although the merger was structured as a merger of Xenith Corporation with and into First Bankshares, with First Bankshares being the surviving entity for legal purposes, Xenith Corporation was treated as the acquirer for

Xenith Bankshares, Inc. and Subsidiary

Notes to Unaudited Consolidated Financial Statements—(Continued)

September 30, 2010

accounting purposes. The merger is accounted for under the acquisition method of accounting in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 805, and accordingly, the assets and liabilities of First Bankshares were recorded at their fair value on December 22, 2009 in the consolidated balance sheet of Xenith Bankshares. The merger qualifies as a tax-free reorganization under Section 368(a) of the Internal Revenue Code.

An initial allocation of the merger consideration resulted in the Company recording goodwill of $9.4 million. In connection with the filing of its 2009 tax returns during the quarter ended September 30, 2010, the Company evaluated its consolidated tax positions which were initially estimated in connection with applying the acquisition method of accounting for the merger. As required by acquisition accounting rules, pursuant to FASB ASC Topic 805, the Company has retroactively revised its tax accounts and goodwill recorded in connection with the merger as of December 31, 2009.

The following table presents a reconciliation of the excess consideration paid by Xenith Corporation over the First Bankshares’ net assets acquired (“goodwill”):

Costs to acquire First Bankshares:
Issuance of Xenith Corporation common stock	$15,758,196
Cash consideration paid	5,251,804

Total consideration to acquire First Bankshares	$21,010,000

First Bankshares’ net assets at fair value:
First Bankshares shareholders’ equity at December 22, 2009	12,611,140
Adjustments to reflect assets acquired at fair value:
Interest rate on loans	(900,000)
Other real estate owned	(100,000)
Premises and equipment	(500,000)
Core deposit intangibles	1,240,000
Net valuation allowance of deferred tax assets	(2,067,065)
Adjustments to reflect liabilities acquired at fair value:
Interest-bearing deposits	(2,132,000)
Other	(130,899)

Adjusted identifiable net assets acquired	$8,021,176

Total Goodwill	$12,988,824

Xenith Bankshares, Inc. and Subsidiary

Notes to Unaudited Consolidated Financial Statements—(Continued)

September 30, 2010

Note 4. Securities

The following tables present the book value and fair values of securities for the dates stated:

	September 30, 2010 (Successor)
		Gross Unrealized
	Book Value	Gains	(Losses)	Fair Value
Securites Available for Sale:
Mortgage-backed securities
- Fixed rate	$46,432,197	$1,054,315	—	$47,486,512
- Variable rate	5,221,658	253,416	—	5,475,074
Collateralized mortgage obligations	8,164,014	326,299	—	8,490,313
Trust preferred securities	2,255,251	—	$(22,251)	2,233,000

Total securities available for sale	$62,073,120	$1,634,030	$(22,251)	$63,684,899

	December 31, 2009 (Successor)
		Gross Unrealized
	Book Value	Gains	(Losses)	Fair Value
Securities Available for Sale:
U.S. agencies	$17,700,601	$116,508	$(6,667)	$17,810,442
Mortgage-backed securities
- Fixed rate	4,983,564	37,086	(20,540)	5,000,110
- Variable rate	7,102,185	64,279	(6,174)	7,160,290
Municipals
-Taxable	2,111,980	—	(38,700)	2,073,280
- Tax exempt	535,600	—	(985)	534,615
Trust preferred securities	4,262,500	5,500	—	4,268,000

Total securities available for sale	$36,696,430	$223,373	$(73,066)	$36,846,737

At September 30, 2010 and December 31, 2009, the Company had mortgage-backed securities with a fair value of $29.9 million and $20.7 million, respectively, pledged as collateral against borrowings.

The following table presents the book value and fair value of securities for which the book value exceeded 10% of shareholders’ equity as of the date stated:

	September 30, 2010 (Successor)
	Book Value	Fair Value	Book Value as a Percentage of Shareholders’ Equity
Collateralized Mortgage Obligations
- Government National Mortage Association	$5,553,507	$5,718,077	10.99%
Mortgage-backed securities
- Federal National Mortgage Association	37,997,474	38,790,908	75.17%
- Federal Home Loan Mortgage Corporation	13,463,089	13,973,130	26.63%

Xenith Bankshares, Inc. and Subsidiary

Notes to Unaudited Consolidated Financial Statements—(Continued)

September 30, 2010

The following tables present fair values and the related unrealized losses in the Company’s securities portfolio, with the information aggregated by investment category, and by the length of time that individual securities have been in continuous unrealized loss positions, as of the dates stated:

	September 30, 2010 (Successor)
	Less than 12 months		More than 12 months		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Trust preferred securities	$1,122,000	$(5,805)	$1,111,000	$(16,446)	$2,233,000	$(22,251)

Total securities	$1,122,000	$(5,805)	$1,111,000	$(16,446)	$2,233,000	$(22,251)

	December 31, 2009 (Successor)
	Less than 12 months		More than 12 months		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S Agencies	$15,763,328	$(236,672)	$—	$—	$15,763,328	$(236,672)
Mortgage-backed securities
-Variable rate	54,115	(184)	—	—	54,115	(184)
Trust preferred securities	—	—	4,268,000	(254,787)	4,268,000	(254,787)

Total securities	$15,817,443	$(236,856)	$4,268,000	$(254,787)	$20,085,443	$(491,643)

The unrealized loss positions at September 30, 2010 were directly related to interest rate movements and management believes there is minimal credit risk exposure in these investments. At September 30, 2010, the Company held two preferred securities with an aggregate book value of $2.3 million. Of this total, one of the preferred securities in the amount of $1.1 million had a split rating of Baa3 by Moody’s Investors Service, Inc. and BB by Standard and Poor’s Rating Services. All other securities are investment grade. Because we do not intend to sell these investments, and it is more likely than not that we will not be required to sell these investments before a recovery of unrealized losses, management does not consider these investments to be other-than-temporarily impaired at September 30, 2010, and no impairment has been recognized.

Note 5. Loans

The following table presents the Company’s composition of loans, net of capitalized origination costs and unearned income, in dollar amounts and as a percentage of total loans as of the dates stated:

	September 30, 2010 (Successor)		December 31, 2009 (Successor)
	Amount	Percent of Total	Amount	Percent of Total
Commercial real estate	$49,557,678	36.26%	$34,978,917	34.28%
Commercial and industrial	57,682,927	42.21%	43,467,134	42.59%
Residential real estate	24,666,101	18.05%	22,061,275	21.62%
Consumer	4,736,317	3.47%	1,523,660	1.49%
Overdrafts	15,302	0.01%	18,711	0.02%

Total loans	136,658,325	100.00%	102,049,697	100.00%
Allowance for loan losses	(1,230,374)		—

Total loans, net of allowance for loan losses	$135,427,951		$102,049,697

Xenith Bankshares, Inc. and Subsidiary

Notes to Unaudited Consolidated Financial Statements—(Continued)

September 30, 2010

The following table presents the allowance for loan loss activity, by loan category, as of the dates stated:

	(Successor)	(Successor)	(Predecessor)
	September 30, 2010	December 31, 2009	September 30, 2009
Balance at beginning of period	$—	$1,687,283	$1,687,283

Charge-offs:
Commercial real estate	—	133,267	133,267
Commercial and industrial	—	187,065	149,565
Residential real estate	51,913	214,352	—
Consumer	602	4,953	4,953
Overdrafts	10,610	—	—

Total charge-offs	63,125	539,637	287,785

Recoveries:
Commercial real estate	43,000	18,954	—
Commercial and industrial	—	31,644	31,644
Residential real estate	—	—	—
Consumer	—	1,110	1,110
Overdrafts	499	—	—

Total recoveries	43,499	51,708	32,754

Net charge-offs	19,626	487,929	255,031

Allowance, net of charge-offs and recoveries	(19,626)	1,199,354	1,432,252
Additions to the allowance for loan losses	1,250,000	5,500,646	1,570,000

Allowance after additions	1,230,374	6,700,000	3,002,252
Acquisition fair value adjustment	—	(6,700,000)	—

Balance at end of period	$1,230,374	$—	$3,002,252

As of December 31, 2009, the allowance for loan losses was $0 as a result of applying the acquisition method of accounting related to the merger.

The carrying amount of acquired loans at the date of merger consisted of purchased performing loans and purchased impaired loans as detailed in the following table:

	Purchased Performing Loans	Purchased Impaired Loans	Total Loans
Commercial real estate	$28,473,495	$6,505,422	$34,978,917
Commercial and industrial	42,262,056	1,205,078	43,467,134
Residential real estate	22,061,275	—	22,061,275
Consumer	1,523,660	—	1,523,660
Overdrafts	18,711	—	18,711

Total loans	$94,339,197	$7,710,500	$102,049,697

Xenith Bankshares, Inc. and Subsidiary

Notes to Unaudited Consolidated Financial Statements—(Continued)

September 30, 2010

The following table presents the purchased loans receivable at the date of merger and the fair value adjustment recorded immediately following the merger:

	Purchased Performing Loans	Purchased Impaired Loans	Total Loans
Contractually required principal payments receivable	$94,339,197	$7,710,500	$102,049,697
Fair value adjustment for credit and interest rates	(4,071,024)	(3,569,244)	(7,640,268)

Fair value of purchased performing loans receivable	90,268,173	4,141,256	94,409,429

The fair value adjustment was comprised of a credit adjustment of $6.7 million and $0.9 million for interest rates. The remaining fair value adjustment for credit and interest rates as of September 30, 2010 and December 31, 2009 was $6.5 million and $7.6 million, respectively.

The outstanding balance of purchased impaired loans as of September 30, 2010 and December 31, 2009 was $7.6 million and $7.7 million, respectively.

Note 6. Goodwill and Other Intangible Assets

As part of the purchase price allocation for the acquisition of First Bankshares on December 22, 2009, the Company recorded $13.0 million in goodwill and $1.2 million of core deposit intangibles. In accordance with the FASB ASC Topic 350, goodwill is not amortized, but is tested at least annually for impairment and more frequently if impairment indicators are evident. Core deposit intangible assets are being amortized over a 10-year period.

The following table presents goodwill and intangible assets for the dates stated:

	(Successor)	(Successor)
	September 30, 2010	December 31, 2009
Amortizable core deposit intangibles:
Gross carrying value	$1,240,000	$1,240,000
Accumulated amortization	90,000	—

Net carrying value	$1,150,000	$1,240,000

Unamortizable goodwill
Carrying value	$12,988,824	$12,988,824

Total Goodwill and Other Intangible Assets	$14,138,824	$14,228,824

Xenith Bankshares, Inc. and Subsidiary

Notes to Unaudited Consolidated Financial Statements—(Continued)

September 30, 2010

Note 7. Deposits

The following table presents a summary of deposit accounts as of the dates stated:

	(Successor)	(Successor)
	September 30, 2010	December 31, 2009
Noninterest-bearing demand deposits	$18,583,297	$14,646,205
Interest-bearing:
NOW and money market accounts	37,855,859	7,670,269
Savings deposits	3,341,355	3,295,930
Time deposits of $100,000 or more	50,873,200	37,127,448
Other time deposits	55,257,956	51,407,782

Total deposit accounts	$165,911,667	$114,147,634

Note 8. Income Taxes

The provision for income taxes is based upon the results of operations, adjusted for the effect of certain tax-exempt income and non-deductible expenses. Certain items of income and expense are reported in different periods for financial reporting and tax return purposes resulting in temporary differences. The tax effects of these temporary differences are recognized currently in the deferred income tax provision or benefit.

Deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities. These differences will result in deductible or taxable amounts in a future year(s) when the reported amounts of assets or liabilities are recovered or settled. Deferred tax assets and liabilities are stated at tax rates expected to be in effect in the year(s) the differences reverse.

At September 30, 2010, net deferred tax assets are $6.2 million, for which a full valuation allowance is recorded, based on the fact that the Company experienced cumulative losses over the past three years. Future realization of the tax benefit of existing deductible temporary differences and net operating loss carryforwards is dependent on the Company generating sufficient future taxable income within the carryforward period which under current law is 20 years.

Xenith Bankshares, Inc. and Subsidiary

Notes to Unaudited Consolidated Financial Statements—(Continued)

September 30, 2010

The following table presents the components of the net deferred tax asset and the valuation allowance as of the date stated:

(Successor)
September 30, 2010
Deferred tax assets
Allowance for loan losses	$418,328
Start up costs	2,353,963
Acquisition accounting adjustments	2,471,010
Incentives related to leases	149,163
Accrued sick leave	39,440
Other miscellaneous tax assets	13,382
Net operating loss carryforward	1,557,509

Gross deferred tax assets	$7,002,795

Deferred tax liabilities
Depreciation	221,991
Unearned loan costs in excess of loan fees	40,039
Unrealized gains on available-for-sale securities	548,005

Gross deferred tax liabilities	810,035

Net deferred tax asset before valuation allowance	6,192,760

Valuation allowance	6,192,760

Net deferred tax asset	$—

Xenith Bankshares, Inc. and Subsidiary

Notes to Unaudited Consolidated Financial Statements—(Continued)

September 30, 2010

Note 9. (Loss) Income per Share

The following tables summarize basic and diluted (loss) per share calculation for the three- and nine-month periods ended September 30, 2010 and 2009. The loss per share for the three months and nine months ended September 30, 2010 does not include 94,493 shares of common stock issuable upon the exercise of outstanding options under the 2003 Stock Option Plan, 271,035 shares of common stock issuable upon the exercise of outstanding options under the Amended and Restated 2009 Stock Incentive Plan, and 563,760 shares of common stock issuable upon exercise of outstanding warrants to purchase shares of common stock, because, in each case, the exercise price of the stock options and warrants, as applicable, was higher than the market price for the Company’s common stock for all dates within the reporting period.

	(Successor)	(Predecessor)
	For the Three Months Ended September 30,
	2010	2009
Net (loss)	$(1,950,603)	$(942,461)
Weighted average number of shares outstanding	5,846,928	2,276,298
(Loss) income per share, basic	$(0.33)	$(0.41)

(Loss) income per share, assuming dilution	$(0.33)	$(0.41)

	(Successor)	(Predecessor)
	For the Nine Months Ended September 30,
	2010	2009
Net (loss)	$(4,992,701)	$(1,386,618)
Weighted average number of shares outstanding	5,846,928	2,276,298
(Loss) income per share, basic	$(0.85)	$(0.61)

(Loss) income per share, assuming dilution	$(0.85)	$(0.61)

Note 10. Stock Compensation Plans

The Company has two share-based compensation plans. The 2003 Stock Incentive Plan was for directors, officers, and employees of First Bankshares. Of the 137,500 shares of common stock available for granting stock options, 94,493 options were granted to First Bankshares directors and key employees under the plan and are fully vested. These stock options remain outstanding following the merger and are exercisable for shares of the Company’s common stock. The Company does not intend to grant any additional awards under this plan.

In connection with the merger, Xenith Bankshares assumed the Xenith Corporation 2009 Stock Incentive Plan, which was subsequently amended and restated to become the Amended and Restated Xenith Bankshares, Inc. 2009 Stock Incentive Plan (“the 2009 Plan”). An aggregate of 258,000 options to purchase shares of Xenith Corporation common stock outstanding at the effective time of the merger, which had been granted under the Xenith Corporation 2009 Stock Incentive Plan, were converted into an aggregate of 224,460 options to purchase shares of Xenith Corporation common stock based at an Exchange Ratio of 0.8700 and a weighted average exercise price of $11.49 per share. On December 22, 2009, the Compensation and Governance Committee of the Board of Directors (“the Committee”), pursuant to authority delegated to it by the Board of Directors, granted an aggregate of 8,700 options to purchase shares of the Company’s common stock at a weighted average exercise price of $11.49 per share. These options have a 10-year term and will vest in three equal installments on each anniversary of the completion of the merger. In the nine-month period ended September 30, 2010, the Committee granted 27,000

Xenith Bankshares, Inc. and Subsidiary

Notes to Unaudited Consolidated Financial Statements—(Continued)

September 30, 2010

options to purchase shares of the Company’s common stock at an exercise price of $5.95 per share. Those options have a 10-year term and will vest in three equal annual installments beginning on the date of grant.

Stock options are recorded at fair value as of the date of grant. Stock-based employee compensation costs were $60,000 and $0 for the three months ended September 30, 2010 and 2009, respectively, and $180,000 and $0 for the nine months ended September 30, 2010 and 2009, respectively.

Note 11. Commitment and Contingencies

In the normal course of business, the Bank has commitments under credit agreements to lend to customers as long as there is no material violations of any condition established in the contracts. These commitments generally have fixed expiration dates or other termination clauses and may require payments of fees. Because many of the commitments may expire without being completely drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Additionally, the Bank issues letters of credit, which are conditional commitments to guarantee the performance of customers to third parties. The credit risk involved in issuing letters of credit is the same as that involved in extending loans to customers.

The following table presents unfunded commitments outstanding as of September 30, 2010:

Outstanding Loan Commitments

(Successor)
September 30, 2010
Construction loans
- Residential	$523,080
- Commercial	2,903,563
Commercial lines of credit	8,971,697
Home equity lines of credit	5,785,207
Consumer and overdraft protection	448,727
Letters of credit	175,032

Total loan commitments	$18,807,306

Xenith Bankshares, Inc. and Subsidiary

Notes to Unaudited Consolidated Financial Statements—(Continued)

September 30, 2010

The following table presents the current minimum annual commitments under non-cancelable leases in effect at September 30, 2010 for the dates stated:

Minimum Lease Commitments

As of September 30, 2010

Period	(Successor) Commitment

Remainder of 2010	$215,790
2011	875,985
2012	893,742
2013	911,913
2014	332,248

Total lease commitments	$3,229,678

Note 12. Fair Value Measurements

The fair value of an asset or liability is the price that would be received to sell that asset or paid to transfer that liability in an orderly transaction occurring in the principal market (or most advantageous market in the absence of a principal market) for such asset or liability. In estimating fair value, the Company utilizes valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. Such valuation techniques are consistently applied. Inputs to valuation techniques include the assumptions that market participants would use in pricing an asset or liability.

FASB ASC Topic 820 establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

Under the guidance in ASC Topic 820, the Company groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1	Quoted prices in active markets for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2	Significant observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker-traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value to such assets or liabilities.

The following is a description of valuation methodologies used for assets and liabilities recorded at fair value. The determination of where an asset or liability falls in the hierarchy requires significant judgment. The

Xenith Bankshares, Inc. and Subsidiary

Notes to Unaudited Consolidated Financial Statements—(Continued)

September 30, 2010

Company evaluates its hierarchy disclosures each quarter, and, based on various factors, it is possible that an asset or liability may be classified differently from quarter to quarter. An adjustment to the pricing method used within either Level 1 or Level 2 inputs could generate a fair value measurement that effectively falls in a lower level in the hierarchy. The Company expects changes in classifications between levels will be rare.

Available-for-sale Securities:

Available-for-sale securities are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relaying on the securities’ relationship to other benchmark quoted securities. Level 1 securities include those traded on nationally recognized securities exchanges, U.S. Treasury securities and money market funds. Level 2 securities include U.S. Agency securities, mortgage-backed securities issued by government sponsored entities, municipal bonds and corporate debt securities. Securities classified as Level 3 include asset-backed securities in less liquid markets.

Other Real Estate Owned:

Other real estate owned is measured at the asset’s fair value less costs for disposal. The Company estimates fair value at the asset’s liquidation value less disposal costs using management’s assumptions, which are based on current market analysis or recent appraisals.

Cash, Cash Equivalents and Accrued Interest:

The carrying value for cash and cash equivalents and accrued interest approximates fair value.

The methodology for measuring the fair value of other financial assets and financial liabilities that are not measured at fair value on a recurring or nonrecurring basis are discussed below.

Performing Loans:

For variable-rate loans that re-price frequently and with no significant changes in credit risk, fair values are based on carrying values. Fair values for all other loans are estimated using discounted cash flow analyses using interest rates currently being offered for loans with similar terms. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable. The loan portfolio was marked to fair value as of December 22, 2009, as a result of the merger.

Impaired Loans:

Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. The fair value of impaired loans is estimated using one of several methods, including collateral value, market value of similar debt, enterprise value, liquidation value and discounted cash flows. Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceed the recorded investments in such loans. At September 30, 2010, substantially all of the impaired loans were evaluated based on the fair value of the collateral. Impaired loans where an allowance is established based on the fair value of collateral require classification in the fair value hierarchy. When the fair value of the collateral is based on an observable market

Xenith Bankshares, Inc. and Subsidiary

Notes to Unaudited Consolidated Financial Statements—(Continued)

September 30, 2010

price or a current appraised value, the Company records the impaired loan as nonrecurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the impaired loan as nonrecurring Level 3.

Deposit Liabilities:

The balance of demand deposits, NOW accounts, and money market and savings deposits approximates the fair value payable on demand to the accountholder.

Short-Term Borrowings:

The carrying amounts of federal funds purchased and other short-term borrowings maturing within 90 days approximate their fair values. Fair values of other short-term borrowings are estimated using discounted cash flow analyses at the Company’s current incremental borrowing rates for similar types of borrowing arrangements.

Other Commitments:

The fair value of commitments to extend credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates.

The fair value of stand-by letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date or “settlement date”.

The following tables present assets measured at fair value on a recurring and nonrecurring basis as of the dates stated:

		(Successor)
		Fair Value Measurements as of September 30, 2010 Using
	Balance	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets measured on a recurring basis:				—
Available-for-sale securities	$63,684,899	$5,130,224	$58,554,675	$—
Assets measured on a nonrecurring basis:
Other real estate owned	$331,981	—	—	$331,981
Impaired loans	3,754,253	—	—	3,754,253

Xenith Bankshares, Inc. and Subsidiary

Notes to Unaudited Consolidated Financial Statements—(Continued)

September 30, 2010

		Fair Value Measurements as of December 31, 2009 Using
	Balance	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets measured on a recurring basis:
Available-for-sale securities	$36,846,737	$—	$36,846,737	$—
Assets measured on a nonrecurring basis:
Impaired loans	4,557,471	—	—	4,557,471
Other real estate owned	463,700	—	—	463,700

The following table presents the carrying amounts and approximate fair values of the Company’s financial assets and liabilities as of the dates stated:

	September 30, 2010 (Successor)		December 31, 2009 (Successor)
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:
Cash and due from banks	$16,550,480	$16,550,480	$35,203,187	$35,203,187
Federal funds sold	484,000	484,000	—	—
Securities available for sale	63,684,899	63,684,899	36,846,737	36,846,737
Other investments	3,245,800	3,245,800	2,278,752	2,278,752
Loans	135,427,951	135,173,000	102,049,697	102,049,697
Accrued interest receivable	717,819	717,819	976,908	976,908

Financial liabilities:
Federal funds purchased	$—	$—	$1,552,000	$1,552,000
Other borrowed funds
- Short-term borrowings	—	—	4,708,151	4,708,151
- Long-term borrowings	25,000,000	25,853,493	25,000,000	25,000,000
Deposits	165,911,667	165,825,511	114,147,634	114,147,634
Accrued interest payable	551,041	551,041	505,297	505,297

Fair value estimates are made at a specific point in time and are based on relevant market information, as well as information about the financial instruments or other assets. These estimates do not reflect any premium or discount that could result from offering for sale the Company’s entire holdings of a particular financial instrument at one time. Fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets that are not considered financial assets include deferred tax assets, premises and equipment, and other real estate owned. In addition, the tax ramifications related to the realization of unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

Xenith Bankshares, Inc. and Subsidiary

Notes to Unaudited Consolidated Financial Statements—(Continued)

September 30, 2010

Note 13. Accounting Pronouncements

Accounting Standards Update (“ASU”), “Fair Value Measurements and Disclosures (Topic 820)—Improving Disclosures about Fair Value Measurements” (“ASU 820”). ASU 820, which amends ASC 820-10, requires new disclosure (i) of significant transfers in and out of Levels 1 and 2 with reasons for the transfers; and (ii) activity in Level 3 fair value measurements, including purchases, sales, issuances, and settlements on a gross basis. In addition, the reporting entity should provide fair value measurement disclosures for each class of assets and liabilities, and disclosures about inputs and valuation techniques used to measure fair value of both recurring and nonrecurring fair value measurements. The ASU includes conforming amendments to the guidance on employers’ disclosures about postretirement benefit plan assets (ASC 715-20). These amendments change the terminology from major categories of assets to classes of assets and provide a cross reference to ASC 820-10 on how to determine appropriate class to present fair value disclosures. ASU 820 is effective for interim and annual periods beginning after December 15, 2009, except disclosures about purchases, sales, issuances, and settlements in the roll forward of Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010 and interim periods within those years. ASU 820 requires additional disclosures only and will not have a significant impact on the Company’s consolidated financial statements.

ASC 860, “Accounting for Transfers of Financial Assets” (“Topic 860”). Topic 860 is a revision to preceding guidance and requires more information about transfers of financial assets, including securitization transactions, and where entities have continuing exposure to the risks related to transferred financial assets. It eliminates the concept of a “qualifying special purpose entity,” changes the requirements for derecognizing financial assets, and requires additional disclosures. In December 2009, the FASB issued ASU No. 2009-16, “Transfers and Servicing—Accounting for Transfers of Financial Assets” (“ASU 2009 -16”). This update formally codifies FASB Statement No. 166, “Accounting for Transfers of Financial Assets” and provides a revision for Topic 860 to require more information about transfers of financial assets. This statement and update became effective for interim and annual reporting periods beginning January 1, 2010. The adoption of this statement and update did not have a material impact on the Company’s consolidated financial statements.

ASU No. 2010-06, “Fair Value Measurements and Disclosures—Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”). This update provides amendments to Subtopic 820-10, “Fair Value Measurements and Disclosures,” which requires new disclosures for transfers in and out of Levels 1 and 2 and for activity in Level 3 fair value measurements. In addition, ASU 2010-06 provides amendments that clarify existing disclosures relating to the level of disaggregation and inputs and valuation techniques. Fair value measurement disclosures should be provided for each class of assets and liabilities, and disclosures should be made about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring measurements that fall in either Level 2 or Level 3. The new disclosures and clarification of existing disclosures are effective for interim and annual reporting. ASU No. 2010-6 requires additional disclosures only and will not have an impact on the Company’s consolidated financial statements.

ASU No. 2010-20, “Disclosures about Credit Quality and Allowance for Credit Losses”. The FASB issued new guidance intended to provide users of financial statements with greater transparency about an entity’s allowance for credit losses and the credit quality of its financing receivables. This guidance will become effective for the reporting periods ending on or after December 15, 2010. The Company is evaluating the impact that this guidance will have on the Company’s financial position and operating results.

             Shares

Common Stock

PROSPECTUS

Sandler O’Neill + Partners, L.P.	Stifel Nicolaus Weisel

                    , 2010

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, if any, payable by Xenith Bankshares, Inc. (the “Company”) relating to the sale of common stock being registered. All amounts are estimates except the SEC registration fee and FINRA fees:

SEC Registration Fee		$2,994.60
FINRA Fees		$4,700
Printing Expenses	$	*
Legal Fees and Expenses	$	*
Accounting Fees and Expenses	$	*
Transfer Agent and Registrar’s Fees and Expenses	$	*
Miscellaneous Expenses	$	*
Total	$	*

*	to be filed by amendment

Item 14. Indemnification of Directors and Officers.

The Virginia Stock Corporation Act (the “VSCA”) permits, and the amended and restated articles of incorporation of the Company require the Company to indemnify its directors and officers in a variety of circumstances, which may include indemnification for liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Under Sections 13.1-697 and 13.1-702 of the VSCA, a Virginia corporation generally is authorized to indemnify its directors and officers in civil and criminal actions if they acted in good faith and believed their conduct to be in the best interests of the corporation and, in the case of criminal actions, had no reasonable cause to believe that the conduct was unlawful. The VSCA requires such indemnification when a director or, unless limited by a corporation’s amended and restated articles of incorporation, officer entirely prevails in the defense of any proceeding to which he or she was a party because he or she is or was a director or officer of the corporation, and further provides that a corporation may make any other or further indemnity (including indemnity with respect to a proceeding by or in the right of the corporation), and may make additional provision for advances and reimbursement of expenses, if authorized by its amended and restated articles of incorporation or shareholder-adopted bylaw or resolution, except an indemnity against willful misconduct or a knowing violation of the criminal law. The VCSA establishes a statutory limit on liability of officers and directors of a corporation for damages assessed against them in a suit brought by or in the right of the corporation or brought by or on behalf of shareholders of the corporation and authorizes a corporation, to specify a lower monetary limit on liability (including the elimination of liability for monetary damages) in the corporation’s amended and restated articles of incorporation or amended and restated bylaws; however, the liability of an officer or director shall not be limited if such officer or director engaged in willful misconduct or a knowing violation of the criminal law or of any federal or state securities law.

The Company’s amended and restated articles of incorporation require indemnification of directors and officers with respect to certain liabilities and expenses imposed upon them by reason of having been a director or officer, except in the case of willful misconduct or a knowing violation of criminal law. In addition, as permitted by the VSCA, the Company’s amended and restated articles of incorporation eliminate the liability for monetary damages of a director or officer in a shareholder or derivative proceeding. This elimination of liability will not apply in the event of willful misconduct or a knowing violation of criminal law or any federal or state securities law. Sections 13.1-692.1 and 13.1-696 through 704 of the VSCA are incorporated herein by reference.

Any underwriting agreement for the securities may contain provisions entitling the Company’s directors, its officers who signed the registration statement and persons controlling the Company to indemnification against certain liabilities that might arise under the Securities Act from certain information furnished to the Company by or on behalf of any such indemnifying party.

The Company also carries insurance on behalf of its directors and officers that may cover liabilities under the Securities Act.

Item 15. Recent Sales of Unregistered Securities

Issuances in connection with the Holding Company Reorganization

First Bankshares, Inc., a Virginia corporation (“First Bankshares”), was incorporated on March 4, 2008, by and at the direction of the board of directors of SuffolkFirst Bank, a Virginia banking corporation (the “Bank”), for the sole purpose of acquiring the Bank and serving as the Bank’s parent bank holding company. Effective August 15, 2008, First Bankshares acquired the Bank in a statutory share exchange (the “Reorganization”) effected under Virginia law and in accordance with the terms of an Agreement and Plan of Reorganization and related Plan of Share Exchange, dated March 5, 2008, by and between First Bankshares and the Bank (the “Reorganization Agreement”).

Under the terms of the Reorganization Agreement, at the effective time, of the Reorganization, each of the outstanding shares of Bank common stock formerly held by its shareholders was converted into and exchanged for one newly issued share of First Bankshares common stock, and the Bank became a wholly-owned subsidiary of First Bankshares. The shares of First Bankshares common stock issued to the Bank’s shareholders were issued without registration under the Securities Act, pursuant to the exemption from registration provided by Section 3(a)(12) of the Securities Act.

At the effective time of the Reorganization, First Bankshares adopted the Bank’s 2003 Stock Option Plan and each then outstanding option to purchase shares of Bank common stock under the 2003 Stock Option Plan was converted into an option to purchase the same number of shares of First Bankshares common stock on the same terms and conditions as were in effect with respect to those outstanding stock options under the 2003 Stock Option Plan.

Issuances in connection with the Merger of Xenith Corporation with and into First Bankshares, Inc.

Effective December 22, 2009, First Bankshares and Xenith Corporation, a Virginia corporation (“Xenith Corporation”), completed the merger of Xenith Corporation with and into First Bankshares (the “Merger”), with First Bankshares being the surviving entity in the Merger. The Merger was completed in accordance with the terms of the Agreement of Merger and related Plan of Merger, dated as of May 12, 2009 and as amended by Amendment No. 1, dated as of August 14, 2009, Amendment No. 2, dated as of October 15, 2009, Amendment No. 3, dated as of October 30, 2009, and Amendment No. 4, dated as of November 19, 2009 (collectively, the “Merger Agreement”), between First Bankshares and Xenith Corporation. At the effective time of the Merger, First Bankshares amended its articles of incorporation to, among other things, change its name to Xenith Bankshares, Inc. (“Xenith Bankshares”).

Under the terms of the Merger Agreement, each share of Xenith Corporation common stock outstanding immediately prior to the effective time of the Merger, was cancelled and converted automatically into the right to receive 0.8700 shares of validly issued, fully paid and non-assessable shares of Xenith Bankshares common stock (the “Exchange Ratio”). Based on the Exchange Ratio, an aggregate of 4,139,547 shares of Xenith Bankshares common stock was issued to the former shareholders of Xenith Corporation in exchange for their shares of Xenith Corporation common stock. All fractional shares of Xenith Bankshares common stock that a Xenith Corporation shareholder would otherwise have been entitled to receive as a result of the Merger were aggregated and, if a fractional share resulted from such aggregation, such holder received, instead of the fractional share, an amount in cash equal to $9.23 multiplied by the fraction of a share of Xenith Bankshares common stock to which such holder would otherwise have been entitled.

Options to purchase shares of First Bankshares common stock outstanding at the effective time of the Merger remained outstanding as options to purchase shares of Xenith Bankshares common stock. An aggregate of 906,000 options and warrants to purchase shares of Xenith Corporation common stock at an exercise price of $10.00 per share that were outstanding at the effective time of the Merger were converted into an aggregate of 788,220 options and warrants to purchase shares of Xenith Bankshares common stock at an exercise price of $11.49 per share based on the Exchange Ratio.

The shares of Xenith Bankshares common stock were offered and sold to the former shareholders of Xenith Corporation in the Merger in reliance on the exemptions from registration provided by Section 4(2) of the Securities Act, and Regulation D of the rules and regulations of the Securities and Exchange Commission (the “SEC”) promulgated thereunder. The former shareholders of Xenith Corporation purchased their shares of Xenith Corporation common stock in Xenith Corporation’s private offering, which was completed on June 26, 2009 and made in reliance on the exemptions from registration provided by Section 4(2) of the Securities Act and Regulation D of the rules and regulations of the SEC promulgated thereunder.

Post-Merger Grants of Options by Xenith Bankshares

Following the completion of the Merger, as of November 1, 2010, Xenith Bankshares has granted an aggregate of 48,200 options to purchase an equal number of shares of Xenith Bankshares common stock at a weighted average exercise price of $7.69 per share pursuant to its Amended and Restated 2009 Stock Incentive Plan (formerly the Xenith Corporation 2009 Stock Incentive Plan, which was assumed by Xenith Bankshares in the Merger). The grants were made in reliance on the exemption from registration provided by Section 4(2) of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules

The following Exhibits are filed as part of this report. (Exhibit numbers correspond to the exhibits required by Item 601 of Regulation S-K)

All other schedules and exhibits are omitted because they are not applicable or because the required information is set out in the financial statements or the notes thereto.

Exhibit Number	Description

1.1*	Form of Underwriting Agreement among Xenith Bankshares, Inc., Xenith Bank and the underwriters named therein.

2.1	Agreement and Plan of Reorganization and Plan of Share Exchange, by and between First Bankshares, Inc. and SuffolkFirst Bank, dated March 5, 2008 (incorporated herein by reference to Exhibit 2.1 to Current Report on Form 8-K filed August 18, 2008 (File No. 000-53380)).

2.2	Agreement of Merger, dated as of May 12, 2009, between First Bankshares, Inc. and Xenith Corporation (incorporated herein by reference to Exhibit 2.1 to Current Report on Form 8-K filed May 14, 2009 (File No. 000-53380)).

2.2.1	Amendment No. 1, dated as of August 14, 2009, to Agreement of Merger, dated May 12, 2009, between First Bankshares, Inc. and Xenith Corporation (incorporated herein by reference to Exhibit 2.2.1 to Current Report on Form 8-K filed August 14, 2009 (File No. 000-53380)).

2.2.2	Amendment No. 2, dated as of October 15, 2009, to Agreement of Merger, dated May 12, 2009 and amended as of August 14, 2009, between First Bankshares, Inc. and Xenith Corporation (incorporated herein by reference to Exhibit 2.2.2 to Current Report on Form 8-K filed October 16, 2009 (File No. 000-53380)).

2.2.3	Amendment No. 3, dated as of October 30, 2009, to Agreement of Merger, dated May 12, 2009 and amended as of August 14, 2009 and as of October 15, 2009, between First Bankshares, Inc. and Xenith Corporation (incorporated herein by reference to Exhibit 2.2.3 to Current Report on Form 8-K filed November 5, 2009 (File No. 000-53380)).

Exhibit Number	Description

2.2.4	Amendment No. 4, dated as of November 19, 2009, to Agreement of Merger, dated May 12, 2009 and amended as of August 14, 2009, as of October 15, 2009, and as of October 30, 2009, between First Bankshares, Inc. and Xenith Corporation (incorporated herein by reference to Exhibit 2.2.4 to Current Report on Form 8-K filed November 25, 2009 (File No. 000-53380)).

3.1	Amended and Restated Articles of Incorporation of Xenith Bankshares, Inc. (incorporated herein by reference to Exhibit 3.1 to Current Report on Form 8-K filed December 29, 2009 (File No. 000-53380)).

3.2	Amended and Restated Bylaws of Xenith Bankshares, Inc. (incorporated herein by reference to Exhibit 3.2 to Current Report on Form 8-K filed December 29, 2009 (File No. 000-53380)).

4.1	Investor Rights Agreement, dated as of June 26, 2009, among Xenith Corporation and the Investor Shareholders and Other Shareholders Listed on Exhibit A thereto.

4.2	First Amendment to Investor Rights Agreement, dated as of December 21, 2009, among Xenith Corporation, BCP Fund I Virginia Holdings, LLC and the Holders listed on Exhibit A thereto (incorporated herein by reference to Exhibit 4.2 to Current Report on Form 8-K filed December 29, 2009 (File No. 000-53380)).

4.3	Amended and Restated Investor Rights Agreement, dated as of December 23, 2010, among Xenith Bankshares, Inc., BCP Fund I Virginia Holdings, LLC and the Holders (as defined therein).

5.1*	Opinion of Hunton & Williams LLP as to legality of the shares being issued.

10.1	First Bankshares, Inc. Stock Option Plan (incorporated herein by reference to Exhibit 99.1 to registration statement on Form S-8 filed August 21, 2008 (Registration No. 333-153118)).

10.2	Form of Director Stock Option Agreement (incorporated herein by reference to Exhibit 10.4 to Quarterly Report on Form 10-Q filed August 7, 2009 (File No. 000-53380)).

10.3	Form of Employee Stock Option Agreement (incorporated herein by reference to Exhibit 10.5 to Quarterly Report on Form 10-Q filed August 7, 2009 (File No. 000-53380)).

10.4	Amended and Restated Xenith Bankshares, Inc. 2009 Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to Annual Report on Form 10-K filed March 31, 2010 (File No. 000-53380)).

10.5	Form of Executive Officer Stock Option Agreement (incorporated by reference to Exhibit 10.5 to Annual Report on Form 10-K filed March 31, 2010 (File No. 000-53380)).

10.6	Form of Non-Employee Director Stock Option Agreement (incorporated by reference to Exhibit 10.6 to Annual Report on Form 10-K filed March 31, 2010 (File No. 000-53380)).

10.7	Employment Agreement dated as of May 8, 2009, between Xenith Corporation and T. Gaylon Layfield, III (incorporated herein by reference to Exhibit 10.4 to Current Report on Form 8-K filed December 29, 2009 (File No. 000-53380)).

10.8	Employment Agreement, dated as of May 8, 2009, between Xenith Corporation and Thomas W. Osgood (incorporated herein by reference to Exhibit 10.5 to Current Report on Form 8-K filed December 29, 2009 (File No. 000-53380)).

10.9	Employment Agreement, dated as of May 8, 2009, between Xenith Corporation and Ronald E. Davis (incorporated herein by reference to Exhibit 10.9 to the Annual Report on Form 10-K filed March 31, 2010 (File No. 000-53380)).

Exhibit Number	Description

10.10	Employment Agreement dated as of May 8, 2009, between Xenith Corporation and Wellington W. Cottrell, III (incorporated herein by reference to Exhibit 10.10 to the Annual Report on Form 10-K filed March 31, 2010 (File No. 000-53380)).

10.11	Employment Agreement, dated as of May 8, 2009, between Xenith Corporation and W. Jefferson O’Flaherty (incorporated herein by reference to Exhibit 10.11 to the Annual Report on Form 10-K filed March 31, 2010 (File No. 000-53380)).

10.12	Employment Agreement, dated as of December 22, 2009, between Xenith Bankshares, Inc. and Darrell G. Swanigan (incorporated herein by reference to Exhibit 10.6 to Current Report on Form 8-K filed December 29, 2009 (File No. 000-53380)).

10.13	Employment Agreement, dated as of December 22, 2009, between Xenith Bankshares, Inc. and Keith B. Hawkins (incorporated herein by reference to Exhibit 10.7 to Current Report on Form 8-K filed December 29, 2009 (File No. 000-53380)).

10.14	Loan Officer Incentive Bonus Plan Summary (incorporated herein by reference to Exhibit 10.11 to Quarterly Report on Form 10-Q filed August 7, 2009 (File No. 000-53380)).

10.15	Deed of Lease, dated October 7, 2003, by and between Suffolk Plaza Shopping Center, L.C., SuffolkFirst Bank and S.L. Nusbaum Realty Co. (incorporated herein by reference to Exhibit 10.9 to Quarterly Report on Form 10-Q filed August 7, 2009 (File No. 000-53380)).

10.16	Deed of Lease, dated as of July 14, 2008, between James Center Property, LLC, and Xenith Bank (in organization).

10.17	Office Lease, dated as of November 5, 2008, between Greensboro Drive Property LLC and Xenith Bank (in organization).

10.17.1	First Modification Agreement, dated as of June 8, 2009, between Greensboro Drive Property LLC and Xenith Corporation (formerly known as Xenith Bank (in organization)) (incorporated herein by reference to Exhibit 10.2.1 to Current Report on Form 8-K filed December 29, 2009 (File
No. 000-53380)).

10.18	Service Agreement, dated as of September 26, 2008, between Parkway Properties LP and Xenith Bank (in organization).

10.18.1	First Amendment to Service Agreement, dated as of July 10, 2009, between Parkway Properties LP and Xenith Corporation (formerly known as Xenith Bank (in organization)) (incorporated herein by reference to Exhibit 10.3.1 to Current Report on Form 8-K filed December 29, 2009 (File
No. 000-53380)).

23.1	Consent of Witt Mares, PLC.

23.2	Consent of Ernst & Young LLP.

23.3	Consent of Hunton & Williams LLP (included in Exhibit 5.1).

24.1**	Power of Attorney (included on the Signature Page).

*	To be filed by amendment.
**	Previously filed.

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Richmond, Commonwealth of Virginia, on December 30, 2010.

XENITH BANKSHARES, INC.

Date: December 30, 2010	By:	/s/ T. Gaylon Layfield, III
T. Gaylon Layfield, III
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Date: December 30, 2010	By:	/s/ T. Gaylon Layfield, III
T. Gaylon Layfield, III Director, President and Chief Executive Officer (Principal Executive Officer)

Date: December 30, 2010	By:	/s/ Thomas W. Osgood
Thomas W. Osgood Executive Vice President and Chief Financial Officer (Principal Financial Officer)

Date: December 30, 2010	By:	/s/ Judy C. Gavant
Judy C. Gavant Senior Vice President and Controller of Xenith Bank (Principal Accounting Officer)

Date: December 30, 2010	By:	*
Malcolm S. McDonald Chairman of the Board

Date: December 30, 2010	By:	*
Larry L. Felton Director

Date: December 30, 2010	By:	*
Palmer P. Garson Director

Date: December 30, 2010	By:	*
Patrick D. Hanley Director

Date: December 30, 2010	By:	*
Peter C. Jackson Director

Date: December 30, 2010	By:	*
Brian D. Jones Director

Date: December 30, 2010	By:	*
Robert J. Merrick Director

Date: December 30, 2010	By:	*
Scott A. Reed Director

Date: December 30, 2010	By:	*
Mark B. Sisisky Director

Date: December 30, 2010	By:	*
James E. Turner, Jr. Director

*By:	/s/ T. Gaylon Layfield, III
T. Gaylon Layfield, III Attorney-in-fact

Exhibit Index

Exhibit Number	Description

1.1*	Form of Underwriting Agreement among Xenith Bankshares, Inc., Xenith Bank and the underwriters named therein.

2.1	Agreement and Plan of Reorganization and Plan of Share Exchange, by and between First Bankshares, Inc. and SuffolkFirst Bank, dated March 5, 2008 (incorporated herein by reference to Exhibit 2.1 to Current Report on Form 8-K filed August 18, 2008 (File No. 000-53380)).

2.2	Agreement of Merger, dated as of May 12, 2009, between First Bankshares, Inc. and Xenith Corporation (incorporated herein by reference to Exhibit 2.1 to Current Report on Form 8-K filed May 14, 2009 (File No. 000-53380)).

2.2.1	Amendment No. 1, dated as of August 14, 2009, to Agreement of Merger, dated May 12, 2009, between First Bankshares, Inc. and Xenith Corporation (incorporated herein by reference to Exhibit 2.2.1 to Current Report on Form 8-K filed August 14, 2009 (File No. 000-53380)).

2.2.2	Amendment No. 2, dated as of October 15, 2009, to Agreement of Merger, dated May 12, 2009 and amended as of August 14, 2009, between First Bankshares, Inc. and Xenith Corporation (incorporated herein by reference to Exhibit 2.2.2 to Current Report on Form 8-K filed October 16, 2009 (File No. 000-53380)).

2.2.3	Amendment No. 3, dated as of October 30, 2009, to Agreement of Merger, dated May 12, 2009 and amended as of August 14, 2009 and as of October 15, 2009, between First Bankshares, Inc. and Xenith Corporation (incorporated herein by reference to Exhibit 2.2.3 to Current Report on Form 8-K filed November 5, 2009 (File No. 000-53380)).

2.2.4	Amendment No. 4, dated as of November 19, 2009, to Agreement of Merger, dated May 12, 2009 and amended as of August 14, 2009, as of October 15, 2009, and as of October 30, 2009, between First Bankshares, Inc. and Xenith Corporation (incorporated herein by reference to Exhibit 2.2.4 to Current Report on Form 8-K filed November 25, 2009 (File No. 000-53380)).

3.1	Amended and Restated Articles of Incorporation of Xenith Bankshares, Inc. (incorporated herein by reference to Exhibit 3.1 to Current Report on Form 8-K filed December 29, 2009 (File No. 000-53380)).

3.2	Amended and Restated Bylaws of Xenith Bankshares, Inc. (incorporated herein by reference to Exhibit 3.2 to Current Report on Form 8-K filed December 29, 2009 (File No. 000-53380)).

4.1	Investor Rights Agreement, dated as of June 26, 2009, among Xenith Corporation and the Investor Shareholders and Other Shareholders Listed on Exhibit A thereto.

4.2	First Amendment to Investor Rights Agreement, dated as of December 21, 2009, among Xenith Corporation, BCP Fund I Virginia Holdings, LLC and the Holders listed on Exhibit A thereto (incorporated herein by reference to Exhibit 4.2 to Current Report on Form 8-K filed December 29, 2009 (File No. 000-53380)).

4.3	Amended and Restated Investor Rights Agreement, dated as of December 23, 2010, among Xenith Bankshares, Inc., BCP Fund I Virginia Holdings, LLC and the Holders (as defined therein).

5.1*	Opinion of Hunton & Williams LLP as to legality of the shares being issued.

10.1	First Bankshares, Inc. Stock Option Plan (incorporated herein by reference to Exhibit 99.1 to registration statement on Form S-8 filed August 21, 2008 (Registration No. 333-153118)).

Exhibit Number	Description

10.2	Form of Director Stock Option Agreement (incorporated herein by reference to Exhibit 10.4 to Quarterly Report on Form 10-Q filed August 7, 2009 (File No. 000-53380)).

10.3	Form of Employee Stock Option Agreement (incorporated herein by reference to Exhibit 10.5 to Quarterly Report on Form 10-Q filed August 7, 2009 (File No. 000-53380)).

10.4	Amended and Restated Xenith Bankshares, Inc. 2009 Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to Annual Report on Form 10-K filed March 31, 2010 (File No. 000-573380)).

10.5	Form of Executive Officer Stock Option Agreement (incorporated by reference to Exhibit 10.5 to Annual Report on Form 10-K filed March 31, 2010 (File No. 000-53380)).

10.6	Form of Non-Employee Director Stock Option Agreement (incorporated by reference to Exhibit 10.6 to Annual Report on Form 10-K filed March 31, 2010 (File No. 000-53380)).

10.7	Employment Agreement dated as of May 8, 2009, between Xenith Corporation and T. Gaylon Layfield, III (incorporated herein by reference to Exhibit 10.4 to Current Report on Form 8-K filed December 29, 2009 (File No. 000-53380)).

10.8	Employment Agreement, dated as of May 8, 2009, between Xenith Corporation and Thomas W. Osgood (incorporated herein by reference to Exhibit 10.5 to Current Report on Form 8-K filed December 29, 2009 (File No. 000-53380)).

10.9	Employment Agreement, dated as of May 8, 2009, between Xenith Corporation and Ronald E. Davis (incorporated herein by reference to Exhibit 10.9 to the Annual Report on Form 10-K filed March 31, 2010 (File No. 000-53380)).

10.10	Employment Agreement dated as of May 8, 2009, between Xenith Corporation and Wellington W. Cottrell, III (incorporated herein by reference to Exhibit 10.10 to the Annual Report on Form 10-K filed March 31, 2010 (File No. 000-53380)).

10.11	Employment Agreement, dated as of May 8, 2009, between Xenith Corporation and W. Jefferson O’Flaherty (incorporated herein by reference to Exhibit 10.11 to the Annual Report on Form 10-K filed March 31, 2010 (File No. 000-53380)).

10.12	Employment Agreement, dated as of December 22, 2009, between Xenith Bankshares, Inc. and Darrell G. Swanigan (incorporated herein by reference to Exhibit 10.6 to Current Report on Form 8-K filed December 29, 2009 (File No. 000-53380)).

10.13	Employment Agreement, dated as of December 22, 2009, between Xenith Bankshares, Inc. and Keith B. Hawkins (incorporated herein by reference to Exhibit 10.7 to Current Report on Form 8-K filed December 29, 2009 (File No. 000-53380)).

10.14	Loan Officer Incentive Bonus Plan Summary (incorporated herein by reference to Exhibit 10.11 to Quarterly Report on Form 10-Q filed August 7, 2009 (File No. 000-53380)).

10.15	Deed of Lease, dated October 7, 2003, by and between Suffolk Plaza Shopping Center, L.C., SuffolkFirst Bank and S.L. Nusbaum Realty Co. (incorporated herein by reference to Exhibit 10.9 to Quarterly Report on Form 10-Q filed August 7, 2009 (File No. 000-53380)).

10.16	Deed of Lease, dated as of July 14, 2008, between James Center Property, LLC, and Xenith Bank (in organization).

10.17	Office Lease, dated as of November 5, 2008, between Greensboro Drive Property LLC and Xenith Bank (in organization).

Exhibit Number	Description

10.17.1	First Modification Agreement, dated as of June 8, 2009, between Greensboro Drive Property LLC and Xenith Corporation (formerly known as Xenith Bank (in organization)) (incorporated herein by reference to Exhibit 10.2.1 to Current Report on Form 8-K filed December 29, 2009 (File No. 000-53380)).

10.18	Service Agreement, dated as of September 26, 2008, between Parkway Properties LP and Xenith Bank (in organization).

10.18.1	First Amendment to Service Agreement, dated as of July 10, 2009, between Parkway Properties LP and Xenith Corporation (formerly known as Xenith Bank (in organization)) (incorporated herein by reference to Exhibit 10.3.1 to Current Report on Form 8-K filed December 29, 2009 (File No. 000-53380)).

23.1	Consent of Witt Mares, PLC.

23.2	Consent of Ernst & Young LLP.

23.3	Consent of Hunton & Williams LLP (included in Exhibit 5.1).

24.1**	Power of Attorney (included on the Signature Page).

*	To be filed by amendment.
**	Previously filed.